Exhibit 99.1

Dear Morgan Stanley Stockholder:

I am pleased to inform you that the company’s Board of Directors approved the distribution of all of the common stock of Discover Financial Services, a wholly-owned subsidiary that is a leading credit card issuer and electronic payment services company.

The distribution of Discover is scheduled to occur on June 30, 2007. Holders of record of shares of Morgan Stanley common stock as of the close of business on June 18, 2007, which will be the record date, will receive one share of Discover common stock for every two shares of Morgan Stanley common stock held. No action is required on your part to receive shares of Discover. You will not be required to pay anything for the new shares or to surrender any Morgan Stanley shares. Because Discover shares will only be maintained in book-entry form, you will not receive a stock certificate representing your interest in Discover. A book-entry account statement reflecting your ownership of shares of Discover common stock will be mailed to you if you hold Morgan Stanley shares directly, or your brokerage account will be credited for the shares on or about July 2, 2007.

We believe that the separation of Discover from Morgan Stanley will enhance stockholder value and provide numerous opportunities and benefits by allowing the management of both companies to focus on their respective firm-wide strategic priorities, enhancing the competitive positions of the two companies, increasing Discover’s ability to attract and retain employees and improving Discover’s ability to pursue strategic transactions.

Following the distribution, Morgan Stanley common stock will continue to trade on the New York Stock Exchange under the symbol “MS.” Discover common stock has been authorized for listing on the NYSE under the symbol “DFS.”

We expect the distribution to be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes. Morgan Stanley has received a ruling from the Internal Revenue Service that, based on customary representations and qualifications, the distribution will be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes.

I encourage you to read the enclosed information statement, which is being provided to all Morgan Stanley stockholders. It describes the distribution in detail and contains important business and financial information about Discover.

I look forward to your continued support as a stockholder of Morgan Stanley. We remain committed to working on your behalf to build long-term stockholder value.

Sincerely,

John J. Mack

Chairman and Chief Executive Officer

June 1, 2007

Dear Discover Stockholder:

We are very pleased to welcome you as a stockholder of Discover Financial Services.

Discover is a leading credit card issuer and electronic payment services company with a 20-year heritage of innovation and excellence that has made us one of the most recognized brands in U.S. financial services. With more than 50 million cardmembers and $46.3 billion in managed receivables as of February 28, 2007, we are one of the largest card issuers in the country. We are also a leading card issuer in the United Kingdom where we have more than 2 million cardmembers and $4.6 billion in managed receivables. In 2006, we processed more than 3 billion transactions through the Discover Network, and the PULSE ATM/debit Network. Discover Network cards are currently accepted at more than 4 million merchant and cash access locations primarily across North America. The PULSE Network links cardholders of more than 4,400 financial institutions with nearly 260,000 ATMs as well as POS terminals located throughout the United States. We believe that our business model as a combination credit card issuer and electronic payments processor, as well as our strong brands, attractive base of loyal cardmembers, leading cash rewards program, strong operational platform and excellent customer service, are key competitive advantages that enhance our growth prospects.

We are very excited about our prospects and believe we will be even better positioned to realize growth opportunities for our business as an independent company. Looking forward, we intend to continue to execute our strategies of growing our card issuing business, broadening merchant acceptance of Discover Network cards and increasing payments transaction volume from external issuers.

Discover common stock has been authorized for listing on the New York Stock Exchange under the symbol “DFS.”

You are invited to learn more about our company by reading the enclosed information statement. On behalf of our board of directors, management team and employees, I thank you in advance for your support as we focus on delivering long-term stockholder value as a publicly-traded company.

Sincerely,

David W. Nelms

Chief Executive Officer

June 1, 2007

INFORMATION STATEMENT

Common Stock

(Par Value $0.01 Per Share)

Morgan Stanley is furnishing this information statement to holders of Morgan Stanley common stock in connection with the distribution by Morgan Stanley to its stockholders of all of the issued and outstanding shares of common stock of Discover Financial Services, or Discover. As of the date of this information statement, Morgan Stanley owns all of our outstanding common stock.

Morgan Stanley expects that the distribution will be made on June 30, 2007 on a pro rata basis to the holders of record of Morgan Stanley common stock as of the close of business on June 18, 2007, which is the record date. If you are a record holder of Morgan Stanley common stock at the close of business on the record date, you will receive one share of Discover common stock for every two shares of Morgan Stanley common stock you hold on that date. As discussed under “The Distribution,” if you sell your shares of Morgan Stanley common stock in the “regular way” market after the record date and prior to the distribution, you also will be selling your right to receive shares of Discover common stock in the distribution. A book-entry account statement reflecting your ownership of shares of Discover common stock will be mailed to you, or your brokerage account will be credited for the shares, on or about July 2, 2007. Because Discover shares will only be maintained in book-entry form, you will not receive a stock certificate representing your interest in Discover. Stockholders who would like more information should contact the transfer agent, Mellon Investor Services, toll-free at 1-866-258-6590 or by email at shrrelations@mellon.com.

The distribution is expected to be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes.

You will not be required to make any payment for the shares of Discover common stock that you will receive in the distribution, nor will you be required to surrender or exchange your shares of Morgan Stanley common stock or take any other action in order to receive shares of Discover common stock in the distribution. No approval by Morgan Stanley stockholders of the distribution is required or being sought.

There is no current trading market for Discover common stock. However, we expect that a limited market, commonly known as a “when-issued” trading market, for Discover common stock will begin on or about the week of June 11, 2007, and we expect that “regular way” trading of Discover common stock will begin the first day of trading following the distribution. Discover common stock has been authorized for listing on the New York Stock Exchange under the symbol “DFS.”

In reviewing this information statement, you should carefully consider the risks under “ Risk Factors” beginning on page 12 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

June 1, 2007

In this information statement, the terms “Company,” “Discover,” “we,” “us” and “our” refer to Discover Financial Services, a Delaware corporation, and its subsidiaries, taken as a whole and, for the period prior to the distribution date, to our predecessor, the Discover segment of Morgan Stanley. The term “Morgan Stanley” refers to Morgan Stanley, a Delaware corporation, and its subsidiaries, excluding Discover, unless the context indicates otherwise. References to years refer to fiscal years ending November 30 of each year, unless the context indicates otherwise.

We own or have rights to use the trademarks, trade names and service marks that we use in conjunction with the operation of our business, including, but not limited to: Discover, PULSE, Cashback Bonus, ShopDiscover, Discover Motiva Card, Miles by Discover Card, Discover Open Road Card, Discover Network and Goldfish. All other trademarks, trade names and service marks included in this information statement are the property of their respective owners.

Commonly used terms are defined in “Glossary of Selected Terminology.”

SUMMARY

This summary highlights information contained elsewhere in this information statement. This summary does not contain all of the information that you should consider. You should read this entire information statement carefully, especially the risks of owning our common stock discussed under “Risk Factors” and our audited combined financial statements and related notes.

Our Company

We are a leading credit card issuer and electronic payment services company with one of the most recognized brands in U.S. financial services. Since our inception in 1986, we have grown to become one of the largest card issuers in the United States, with more than 50 million cardmembers (41.9 million accounts and 18.4 million active accounts) and $46.3 billion in managed receivables as of February 28, 2007. We are also a leader in payments processing, as we are one of only two credit card issuers with its own U.S. payments network and the only issuer whose wholly-owned network operations include both credit and debit functionality. In 2006, we processed more than 3 billion transactions through our signature card network (the “Discover Network”) and PULSE EFT Association (the “PULSE Network” or “PULSE”), one of the nation’s leading ATM/debit networks.

We issue credit cards in the United States under the Discover Card brand to various segments within the consumer and small business sectors. Most of our cards offer a Cashback Bonus rewards program—the leading cash rewards program in the United States based on household participation in cash rewards programs—as well as our top-rated benefits and customer service, which we believe result in excellent customer retention. In addition, we offer a range of banking products to our customers, including personal and home equity loans, certificates of deposit and money market accounts.

Discover Network cards are currently accepted at more than 4 million merchant and cash access locations primarily in the United States, Mexico, Canada and the Caribbean. In October 2004, the U.S. Department of Justice (“DOJ”) prevailed in its antitrust lawsuit (the “DOJ litigation”) against Visa U.S.A., Inc. (together with its predecessors, “Visa”) and MasterCard Worldwide (together with its predecessors, “MasterCard”) which challenged their exclusionary rules—rules that effectively precluded us from offering network services to financial institutions. Since then, we have accelerated our network growth by entering the debit market with the acquisition of the PULSE Network, and by signing card issuing agreements with a number of financial institutions. We also have significantly expanded our relationships with companies that provide merchants with credit card processing services, which we believe will further increase the number of merchants accepting Discover Network cards.

In addition, we issue credit cards on the MasterCard and Visa networks in the United Kingdom, the world’s second-largest credit card market. Our portfolio includes Goldfish, one of the United Kingdom’s leading rewards credit cards, as well as several Morgan Stanley-branded credit cards and a number of affinity credit cards. As of February 28, 2007, we had more than 2 million cardmembers in the United Kingdom and $4.6 billion of managed receivables in this market.

Our revenues (net interest income plus other income) have increased over the last three years, from $4.5 billion in 2004 to $5.1 billion in 2006, and net income has increased from $776 million to $1.1 billion over the same period. Our revenues and net income for the three months ended February 28, 2007 were $1.2 billion and $234 million, respectively, and $1.2 billion and $305 million, respectively, for the three months ended February 28, 2006.

Our executive management team possesses an average of 19 years of financial services experience. We believe we are well prepared to operate as a stand-alone company, having maintained our own marketing, operations, customer service and technology systems in our U.S. operations throughout our history.

Competitive Advantages

We believe we possess several key competitive advantages that enhance our growth prospects, including:

•

Unique Credit Card Issuer/Payment Services Business Model. We believe that we have a unique business model as a combination credit card issuer and electronic payments processor because we are one of only two card issuers with its own U.S. payments network; and of these two, we are the only one offering merchants and financial institutions a comprehensive suite of payment products (credit, debit and prepaid).

•

Strong, Established Brands. We believe our strong brands are critical to increasing card usage by cardmembers, growing our customer base, and creating new opportunities to expand into additional card and consumer lending sectors.

•

Attractive Base of Loyal Cardmembers. Discover has a large, attractive and loyal base of cardmembers in the United States, which we believe provides a strong foundation for the growth of our credit card issuing business and our expansion into related lending and deposit products.

•

Leading Cash Rewards Program in the Industry. We pioneered cash rewards for general purpose credit cards in 1986. We believe our experience, scale and direct merchant relationships make us efficient in how we design and operate our programs, allowing us to offer greater value to cardmembers while maintaining our profitability. Along with our strong brands and customer service, we believe that our rewards program contributes to increased usage of our cards and our low attrition rate.

•

Strong Operational Platform and Customer Service. We believe that our proprietary operational infrastructure, which we have developed during our 20-year history, has been a critical component of our success. We have developed our technology, operating processes and customer experience with the goal of maintaining business efficiency while generating revenue and cultivating customer loyalty.

•

Broad-Based, Flexible Payments Networks. We believe our strong position in the credit and debit card markets positions us well in the payments processing business. In recent years, we have made significant progress in capitalizing on new business opportunities, most of which only became possible as a result of the October 2004 resolution of the DOJ litigation. We offer a complete suite of services to key merchants that includes the processing of our credit cards, debit cards (signature and PIN) and prepaid cards, as well as other payment network services.

•

Strong Risk Management Culture. We take an integrated view of all elements of risk, including credit, operational and regulatory risk. We have built and refined proprietary models that seek to control all aspects of credit risk, including authorization and new account underwriting, and to enable cost-effective collections.

Our Strategy

•

Grow Our Card Issuing Business through Brand, Rewards and Service Leadership. We intend to continue leveraging our brand strength, rewards expertise and customer service to create needs-based solutions that generate increased usage from our existing Discover cardmembers and acquire new accounts cost-effectively.

•

We believe we can leverage our strong national brand recognition and customer loyalty to help us drive increased usage among cardmembers and broader acceptance among merchants, leading to higher receivables and revenues.

•	We believe we can profitably grow sales and balances through expanded cash rewards leadership, both with existing and new cardmembers.

•	We will continue to improve our analytics and launch new products and features.

•	Broaden Merchant Acceptance of Discover Network Cards. Discover Network cards are currently accepted at more than 4 million merchant and cash access locations primarily in the United States,

Mexico, Canada and the Caribbean. We believe we have unsurpassed acceptance among the 100 largest retailers in the United States. Discover Network cards, however, are less likely to be a customer’s primary card due to lower acceptance rates among small and mid-size merchants than cards issued on the Visa and MasterCard networks. We believe that increasing small and mid-size merchant acceptance of Discover Network cards will create significant opportunities for our card issuing and third-party payments businesses.

•

Grow Payments Transaction Volume from External Issuers. During the past two years, we have been able to attract a number of third-party issuers, including debit, credit and prepaid, on our Discover and PULSE Networks. Following our acquisition of PULSE, third-party volume on the Discover and PULSE Networks accounted for approximately 59% of network transactions in 2006.

•

Expand in Card Sectors and Grow Lending and Deposit Business. We plan to expand in several card and consumer lending sectors that we believe offer attractive profit potential and leverage our assets. Areas of particular focus include: a small business card, which we launched in 2006; relaunching the Miles by Discover Card product; and prepaid cards. We also are pursuing opportunities to profitably leverage our brand, our customer base, and our direct marketing and operating skills by growing our Discover branded non-card lending (including personal, home equity and student loans) and deposit businesses.

•

Strengthen U.K. Card Business. We have made significant investments in our U.K. business during the last two years, including our February 2006 acquisition of the Goldfish credit card business. The U.K. market is currently experiencing high delinquencies and rising bankruptcy levels, compounded by changing regulations, which have adversely affected our performance. We are in the process of implementing a number of initiatives to address these issues, including: changes to our credit and collections strategies; changes to our operations; and pricing and rewards optimization. While we are still experiencing losses in the United Kingdom, over time we believe that we can improve our operating results and continue to grow our U.K. business.

Payments to Morgan Stanley in Connection with the Distribution

In recent years, Morgan Stanley has provided us funding through a variety of sources. At November 30, 2006, these funding sources totaled $9.8 billion. Of this amount, $7.9 billion was obtained through intercompany note agreements at market rates available to Morgan Stanley, and $1.9 billion was sourced through the Morgan Stanley Global Wealth Management Bank Deposit Program at market rates available to Discover. At February 28, 2007, these funding sources totaled $6.5 billion. Of this amount, $3.9 billion was obtained through intercompany note agreements at market rates available to Morgan Stanley, and $2.6 billion was sourced through the Morgan Stanley Global Wealth Management Bank Deposit Program at market rates available to Discover. In connection with the distribution, we are in the process of replacing funding provided through Morgan Stanley intercompany arrangements with alternative sources, including certificates of deposit, external deposits from broker-dealers, unsecured long-term debt and asset-backed financing, of which certain external financing arrangements are currently being structured, at market rates available to us. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Statements”. In addition, we expect to pay a dividend to Morgan Stanley prior to the distribution to the extent the capital on our combined statements of financial condition exceeds our capital requirements as determined by us and Morgan Stanley. This dividend is being paid pursuant to, and consistent with, our practice of distributing a substantial percentage of our earnings to Morgan Stanley. As of February 28, 2007, management determined that approximately $5.4 billion of capital was appropriate to support our business. Accordingly, the unaudited pro forma condensed combined statement of financial condition reflects a $100 million dividend to adjust the capital account set forth in our February 28, 2007 combined statement of financial condition. The final amount of the dividend, which will be paid in the third quarter of 2007, will be based on our capital levels and capital requirements at that time. Accordingly, the amount of the dividend is expected to be greater than the $100 million dividend reflected in the February 28, 2007 unaudited pro forma condensed combined statement of financial condition.

The following table summarizes the anticipated intercompany repayments and an additional dividend payment associated with the distribution.

At February 28, 2007
(dollars in millions)
Morgan Stanley Global Wealth Management Bank Deposit Program	$2,615
Short-term borrowings used to finance cash collateral account	886
Short-term borrowings used to finance U.K. card business	1,746
Long-term borrowings used to finance fixed assets	564
Long-term borrowings used to finance U.K. card business	687

Total intercompany borrowings	6,498
Pro forma dividend payment to Morgan Stanley	100

Total funding and dividend payments	$6,598

We also expect to settle any intercompany payables with Morgan Stanley, which amounted to $200 million as of February 28, 2007.

Giving effect to the debt that we expect to incur in connection with the distribution, our total combined indebtedness will be approximately $25.3 billion, as compared to $22.3 billion at February 28, 2007. The increase in indebtedness primarily represents incremental deposits obtained to establish a $5 billion liquidity reserve. For additional information, see “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Reasons for the Distribution

Morgan Stanley announced that it was pursuing a spin-off of Discover in April 2005. In August 2005, based on the results of an in-depth analysis, Morgan Stanley announced its intention to retain Discover. At the time of the announcement to retain Discover, Morgan Stanley was pursuing a global diversified financial services strategy and noted that Discover provided Morgan Stanley a consistent stream of stable, high-quality earnings and substantial cash flow, diversified Morgan Stanley’s earnings and broadened its scale and capital base. Morgan Stanley is committed to periodic strategic reviews of its businesses and conducted such a review in 2006. In December 2006, given record results and significant momentum in both its securities and cards and payments businesses, Morgan Stanley concluded that the two businesses could best execute their growth strategies as two stand-alone, well-capitalized companies with independent boards focused on enhancing stockholder value. Discover delivered record revenues (net interest income plus other income) and net income in 2006 and since the strategic review in 2005, it has made considerable progress on its critical strategic initiatives and has begun to lay a strong foundation for future growth. We believe that our separation from Morgan Stanley will enhance stockholder value by creating numerous opportunities and benefits, including:

•	allowing Discover and Morgan Stanley management to focus on their respective firm-wide strategic priorities;

•	enhancing competitive positions of Discover and Morgan Stanley;

•	increasing our ability to attract and retain employees; and

•	improving our ability to pursue strategic transactions.

Risk Factors

Our business, financial condition, cash flows and/or results of operations could be materially adversely affected by any of the risks described under “Risk Factors.” These risks include but are not limited to risks associated with the competitive environment, our ability to obtain funding and the cost of such funds, and risks relating to our separation from Morgan Stanley and our ability to operate as a stand-alone company.

Company Information

We were incorporated in Delaware in 1960. Our principal executive offices are located at 2500 Lake Cook Road, Riverwoods, Illinois 60015. Our main telephone number is (224) 405-0900.

QUESTIONS AND ANSWERS ABOUT THE DISTRIBUTION

Please see “The Distribution” for a more detailed description of the matters summarized below.

How will the distribution work?	Following final approval of the distribution by the Morgan Stanley board of directors, and pursuant to the terms and conditions of a separation and distribution agreement to be entered into between us and Morgan Stanley, all of the outstanding shares of Discover common stock will be distributed pro rata to the holders of record of Morgan Stanley common stock. In the distribution, each holder of Morgan Stanley common stock will receive one share of Discover common stock for every two shares of Morgan Stanley common stock held as of the close of business on June 18, 2007, which is the record date. For a more detailed description, see “The Distribution.”

What will Discover’s relationship with Morgan Stanley be after the distribution?	After the distribution, Discover and Morgan Stanley will be independent, publicly owned companies. Prior to the distribution, Discover and Morgan Stanley will enter into several agreements relating to the continued provision of certain administrative and other services for a limited transition period, and certain other matters. See “Arrangements Between Us and Morgan Stanley.”

When will the distribution be completed?	June 30, 2007.

What is the record date for the distribution?	Close of business on June 18, 2007.

What do I have to do to participate in the distribution?	You are not required to take any action to receive shares of Discover common stock in the distribution. No vote of Morgan Stanley stockholders will be taken for the distribution. If you own shares of Morgan Stanley common stock as of the close of business on the record date and do not sell those shares in the “regular way” market prior to the distribution, a book-entry account statement reflecting your ownership of shares of our common stock will be mailed to you during the week of July 2, 2007, or your brokerage account will be credited for the shares on or about July 2, 2007. Do not mail in Morgan Stanley common stock certificates in connection with the distribution.

How many shares of Discover common stock will I receive?	Each record holder of Morgan Stanley common stock will receive one share of Discover common stock for every two shares of Morgan Stanley common stock that such record holder owned as of the record date. For example, a record holder of 100 shares of Morgan Stanley common stock will receive 50 shares of Discover common stock in the distribution. Fractional shares of Discover common stock will not be issued to Morgan Stanley stockholders. Instead, fractional shares will be sold in the public market by the distribution agent. The aggregate net proceeds of these sales will be distributed ratably, after making certain deductions, to those Morgan Stanley stockholders who would otherwise have received fractional shares. For additional information, see “The Distribution.”

What is book-entry?	The book-entry system allows registered stockholders to hold their shares without physical stock certificates. For additional information, see “The Distribution—Manner of Effecting the Distribution—Book Entry Statements.”

Is the distribution taxable for federal income tax purposes?	Morgan Stanley has received a ruling from the Internal Revenue Service that, based on customary representations and qualifications, the distribution will be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes. Under certain circumstances, Discover will be required to indemnify Morgan Stanley for all or a portion of Morgan Stanley’s tax liability if the distribution does not qualify for tax-free treatment. See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” for a more detailed description of the federal income tax consequences of the distribution.

How will the distribution affect my tax basis in Morgan Stanley common stock?	Your tax basis in the Morgan Stanley common stock held by you immediately prior to the distribution will be allocated between such Morgan Stanley common stock and the Discover common stock received in the distribution in proportion to the relative fair market values of each on the distribution date, assuming that the distribution is tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes. See “The Distribution—Material U.S. Federal Income Tax Consequences of the Distribution” for more information.

What will happen to restricted stock units and options?	Following the distribution, holders of Morgan Stanley restricted stock units (RSUs) and options who are active employees of Discover at the time of distribution will have their Morgan Stanley RSUs and options converted into newly-issued Discover RSUs and options pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution RSUs and options. All other holders of Morgan Stanley RSUs and options will have their existing Morgan Stanley RSUs and options adjusted pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution RSUs and options.

Does Discover intend to pay dividends on Discover common stock?	Our board of directors will determine the payment and amount, if any, of future dividends on the basis of our financial condition, earnings, capital requirements, legal and regulatory constraints and other relevant factors. See “Dividend Policy” for further information.

Where will I be able to trade my shares of Discover common stock?	There is not currently a public market for Discover common stock. Discover common stock has been authorized for listing on the New York Stock Exchange under the symbol “DFS.” We anticipate that trading in Discover common stock will commence on a “when-issued” basis prior to the distribution. When-issued trading refers to a transaction made conditionally because the security has been authorized but not yet issued. On the first trading day following the distribution date, when-issued trading in respect of Discover common stock will end and “regular way” trading will begin. Regular way trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a transaction. We cannot predict the trading prices for Discover common stock before or after the distribution date.

Will the number of shares of Morgan Stanley common stock I own change as a result of the distribution?	No. The number of shares of Morgan Stanley common stock you own will not change as a result of the distribution.

What will happen to the listing of Morgan Stanley common stock?	Morgan Stanley common stock will continue to trade on the New York Stock Exchange under the symbol “MS.”

Whom do I contact for information regarding Discover and the distribution?

Before the distribution, you should direct inquiries relating to the distribution to:

Morgan Stanley

1585 Broadway

New York, New York 10036

Attention: Investor Relations Department

Telephone: (212) 761-4000

After the distribution, you should direct inquiries relating to Discover to:

Discover Financial Services

Investor Relations Department

2500 Lake Cook Road

Riverwoods, Illinois 60015

Telephone: (224) 405-4555

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following table presents our summary historical and pro forma combined financial data. The statement of income data for each of the years in the three-year period ended November 30, 2006 and the statement of financial condition data as of November 30, 2006 and 2005 have been derived from our audited combined financial statements included elsewhere in this information statement. The statement of income data for the three months ended February 28, 2007 and 2006 and statement of financial condition data as of February 28, 2007 are derived from our unaudited condensed combined financial statements included elsewhere in this information statement. The unaudited pro forma statement of income and financial condition data have been derived from our unaudited condensed combined financial statements for the three months ended February 28, 2007 and our audited combined financial statements for the year ended November 30, 2006 and include adjustments that give effect to transactions contemplated by the separation and distribution agreement.

The summary historical and pro forma financial data and operating statistics presented below should be read in conjunction with our audited combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of our separation from Morgan Stanley. See “Unaudited Pro Forma Condensed Combined Financial Statements” for additional discussion of the anticipated changes. The unaudited condensed combined financial statements are not necessarily indicative of the results to be expected for any other interim period or for the year ending November 30, 2007. However, in the opinion of management, the unaudited condensed combined financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results for interim periods.

Included in the summary historical and pro forma combined financial data are certain amounts and statistics reported on a managed basis. Our senior management evaluates business performance and allocates resources using financial data that is presented on a managed basis. Managed loans consist of our on-balance sheet loan portfolio, loans held for sale and transferred loans against which beneficial interests have been issued through securitization transactions. Owned loans, a subset of managed loans, refers to our on-balance sheet loan portfolio and loans held for sale and includes the undivided seller’s interest we retain in our securitizations. A managed basis presentation, which is not a presentation in accordance with accounting principles generally accepted in the United States (“GAAP”), involves reporting securitized loans with our owned loans in the managed basis statements of financial condition and reporting the earnings on securitized loans in the same manner as the owned loans instead of as securitization income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—GAAP to Managed Reconciliations.”

Summary Historical and Pro Forma Combined Financial Data

	For the Three Months Ended February 28,			For the Years Ended November 30,
	2007 Pro Forma	2007	2006	2006 Pro Forma	2006	2005	2004
Statement of Income Data:	(dollars in thousands)
Interest income	$716,000	$680,305	$586,431	$2,672,000	$2,458,526	$2,174,811	$1,859,504
Interest expense	330,000	283,959	228,746	1,213,000	940,040	776,479	647,622

Net interest income	386,000	396,346	357,685	1,459,000	1,518,486	1,398,332	1,211,882
Provision for loan losses	195,000	195,386	154,828	756,000	755,637	878,486	925,549

Net interest income after provision for loan losses	191,000	200,960	202,857	703,000	762,849	519,846	286,333
Other income	825,000	825,677	889,275	3,539,000	3,538,939	2,937,037	3,248,386
Other expense	663,000	655,176	607,235	2,775,000	2,719,483	2,532,627	2,315,812

Income before income tax expense	353,000	371,461	484,897	1,467,000	1,582,305	924,256	1,218,907
Income tax expense	130,000	137,829	179,474	466,000	505,689	346,341	442,654

Net income	$223,000	$233,632	$305,423	$1,001,000	$1,076,616	$577,915	$776,253

Statement of Financial Condition Data (as of):
Total assets	$32,403,000	$29,763,803			$29,067,242	$26,943,923	$24,122,009
Long-term borrowings	$1,706,000	$1,506,450			$1,507,578	$863,745	$1,198,406
Total stockholder’s equity	$5,425,000	$5,528,658			$5,774,772	$4,600,449	$4,021,349
Total average interest earning assets		$27,834,723			$25,546,145	$23,783,731	$20,627,761
Total average interest bearing liabilities		$22,190,631			$19,830,983	$18,656,289	$15,717,897

Earnings per share
Basic	$0.44			$1.98
Diluted	$0.42			$1.89
Weighted average shares outstanding (000s)
Basic	504,593			504,593
Diluted	528,956			528,956

Discover Financial Services

Summary Historical and Pro Forma Combined Financial Data

	For the Three Months Ended February 28,		For the Years Ended November 30,
	2007	2006	2006	2005	2004
	(dollars in thousands)
Ratios:
Net interest margin	5.70%	5.43%	5.94%	5.88%	5.88%
Return on equity	15%	25%	19%	13%	18%
Return on average assets	3.10%	4.42%	3.93%	2.29%	3.54%
Average stockholder’s equity to average assets	20%	18%	21%	18%	20%
Selected Statistics:
Total Credit Card Loans
Credit card loans—owned	$22,520,861	$19,924,447	$23,646,901	$22,496,211	$19,723,758
Average credit card loans—owned	$24,760,587	$21,976,158	$21,656,295	$19,931,636	$17,608,445
Owned interest yield	10.41%	9.87%	10.38%	10.12%	10.05%
Owned interest spread	5.22%	5.45%	5.64%	5.96%	5.93%
Owned net principal charge-off rate	3.77%	4.54%	3.79%	4.84%	5.53%
Owned delinquency rate (over 30 days)	3.15%	2.99%	3.22%	3.69%	4.08%
Owned delinquency rate (over 90 days)	1.55%	1.37%	1.53%	1.62%	1.97%
Return on owned receivables	3.77%	5.56%	4.97%	2.90%	4.41%
Credit card loans—managed	$50,840,710	$47,825,400	$50,350,328	$46,936,274	$48,261,402
Average credit card loans—managed	$51,478,644	$47,574,515	$48,216,546	$47,330,143	$47,386,940
Managed interest yield	12.25%	12.13%	12.36%	11.72%	11.84%
Managed interest spread	6.86%	7.46%	7.32%	7.82%	8.89%
Managed net principal charge-off rate	4.05%	5.06%	4.08%	5.23%	6.00%
Managed delinquency rate (over 30 days)	3.44%	3.45%	3.50%	3.98%	4.55%
Managed delinquency rate (over 90 days)	1.68%	1.61%	1.65%	1.75%	2.18%
Return on managed receivables	1.82%	2.57%	2.23%	1.22%	1.64%
Total Credit Card Volume
Domestic	$26,880,735	$25,053,865	$102,901,893	$98,224,437	$94,509,183
International(1)	3,578,199	1,750,085	11,881,465	5,907,089	5,077,478

Total	$30,458,934	$26,803,950	$114,783,358	$104,131,526	$99,586,661

Transactions Processed on Networks (000s)
Discover Network	361,700	339,522	1,399,933	1,301,024	1,226,414
PULSE Network(2)	520,866	424,657	1,856,477	1,555,782	—

Total transactions processed	882,566	764,179	3,256,410	2,856,806	1,226,414

Domestic Credit Card Loans
Credit card loans—owned	$19,636,991	$17,251,924	$20,694,395	$20,434,977	$18,606,211
Average credit card loans—owned	$21,841,166	$19,911,585	$19,120,946	$18,644,660	$16,228,520
Owned interest yield	10.55%	10.04%	10.50%	10.16%	10.13%
Owned interest spread	5.37%	5.57%	5.71%	6.03%	6.09%
Owned net principal charge-off rate	3.43%	4.66%	3.64%	4.95%	5.75%
Owned delinquency rate (over 30 days)	2.97%	2.97%	3.05%	3.69%	4.19%
Owned delinquency rate (over 90 days)	1.46%	1.40%	1.44%	1.61%	2.03%
Credit card loans—managed	$46,266,012	$43,641,982	$45,706,222	$44,261,121	$45,690,728
Average credit card loans—managed	$46,870,259	$44,663,714	$44,277,249	$44,736,702	$45,018,288
Managed interest yield	12.45%	12.25%	12.53%	11.78%	11.91%
Managed interest spread	7.03%	7.59%	7.45%	7.95%	9.06%
Managed net principal charge-off rate	3.81%	5.08%	3.96%	5.30%	6.12%
Managed delinquency rate (over 30 days)	3.31%	3.43%	3.39%	3.98%	4.65%
Managed delinquency rate (over 90 days)	1.63%	1.62%	1.59%	1.75%	2.24%
International Credit Card Loans(1)
Credit card loans—owned	$2,883,870	$2,672,523	$2,952,506	$2,061,234	$1,117,547
Average credit card loans—owned	$2,919,421	$2,064,573	$2,535,349	$1,286,976	$1,379,925
Owned interest yield	9.38%	8.16%	9.51%	9.63%	9.13%
Owned interest spread	4.14%	4.24%	5.15%	5.07%	3.87%
Owned net principal charge-off rate	6.29%	3.41%	4.94%	3.28%	2.94%
Owned delinquency rate (over 30 days)	4.35%	3.11%	4.36%	3.78%	2.23%
Owned delinquency rate (over 90 days)	2.16%	1.15%	2.16%	1.73%	0.96%
Credit card loans—managed	$4,574,698	$4,183,418	$4,644,106	$2,675,153	$2,570,674
Average credit card loans—managed	$4,608,384	$2,910,801	$3,939,297	$2,593,441	$2,368,652
Managed interest yield	10.25%	10.39%	10.38%	10.72%	10.62%
Managed interest spread	5.16%	5.59%	5.71%	5.72%	5.57%
Managed net principal charge-off rate	6.45%	4.70%	5.45%	4.10%	3.87%
Managed delinquency rate (over 30 days)	4.75%	3.70%	4.58%	3.95%	2.78%
Managed delinquency rate (over 90 days)	2.25%	1.51%	2.22%	1.81%	1.22%

(1)	The Goldfish and Liverpool Victoria portfolios were acquired in 2006.
(2)	PULSE was acquired in 2005.

R ISK FACTORS

You should carefully consider the risks described below and all of the other information in this information statement in evaluating us. Our business, financial condition, cash flows and/or results of operations could be materially adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks.

This information statement also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this information statement. See “Special Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We face competition from other credit card issuers, and we may not be able to compete effectively, which could result in fewer customers and lower account balances and could materially adversely affect our financial condition, cash flows and results of operations.

The credit card issuing business is highly competitive, and we compete with other credit card issuers on the basis of a number of factors, including: merchant acceptance, products and services, incentives and reward programs, brand, network, reputation and pricing. This competition, among other things, affects our ability to obtain applicants for our credit cards, encourage cardmembers to use our credit cards, maximize the revenue generated by card usage and generate cardmember loyalty and satisfaction so as to minimize the number of cardmembers switching to other credit card brands. Competition is also increasingly based on the value provided to the cardholder by rewards programs. Many credit card issuers have instituted rewards programs that are similar to ours, and issuers may in the future institute rewards programs that are more attractive to cardmembers than our programs. In addition, because most domestically issued credit cards, other than those issued by American Express, are issued on the Visa and MasterCard networks, most other card issuers benefit from the dominant position and marketing and pricing power of Visa and MasterCard. If we are unable to compete successfully, or if competing successfully requires us to take aggressive actions in response to competitors’ actions, our financial condition, cash flows and results of operations could be materially adversely affected.

We incur considerable expenses in competing with other credit card issuers, and many of our competitors have greater scale, which may place us at a competitive disadvantage.

We incur considerable expenses in competing with other credit card issuers to attract and retain cardmembers and increase card usage. A substantial portion of these expenses relates to marketing expenditures; however, traditional customer acquisition methods have become increasingly challenging. Telemarketing has been hampered by the Federal Trade Commission’s National Do Not Call Registry, which had increased to over 125 million phone numbers as of June 2006. Direct mail response rates have fallen, with market researcher Synovate reporting that, in the industry, only three out of every 1,000 offers generated responses in 2005 compared to approximately 28 out of every 1,000 in 1992.

Because of the highly competitive nature of the credit card issuing business and increasing marketing challenges, a primary method of competition among credit card issuers, including us, is to offer low introductory interest rates and balance transfer programs that offer a favorable annual percentage rate or other financial incentives for a specified length of time on account balances transferred from another credit card. This type of competition has adversely affected credit card yields, and many cardholders now frequently switch credit cards or transfer their balances to another card. There can be no assurance that any of the expenses we incur or incentives we offer to attempt to acquire and maintain accounts and increase card usage will be effective.

Furthermore, many of our competitors are larger than we are, have greater financial resources than we do and/or have lower capital costs and operating costs than we have and expect to have, and have assets such as branch locations and co-brand relationships that may help them compete more effectively. In addition, there is an increasing trend toward consolidation among credit card issuers, resulting in even greater pooled resources. We may be at a competitive disadvantage as a result of the greater scale of many of our competitors.

We face competition from other operators of payment networks, and we may not be able to compete effectively, which could result in reduced transaction volume, limited merchant acceptance of our cards, limited issuance of cards on our network by third parties and materially reduced earnings.

We face substantial and increasingly intense competition in the payments industry. We compete with other payment networks to attract third-party issuers to issue credit and debit cards and other card products on the Discover and PULSE Networks. Competition with other operators of payment networks is generally based on issuer interchange fees, other economic terms, merchant acceptance and network functionality. Competition is also based on service quality, brand image, reputation and market share.

Many of our competitors are well established, larger than we are and/or have greater financial resources than we do. These competitors have provided financial incentives to card issuers, such as large cash signing bonuses for new programs, funding for and sponsorship of marketing programs and other bonuses. Visa and MasterCard have each been in existence for more than 40 years and enjoy greater merchant acceptance and broader global brand recognition than we do. In addition, Visa and MasterCard have entered into long-term arrangements with many financial institutions that may have the effect of preventing them from issuing credit cards on the Discover Network or issuing debit cards on the PULSE Network. MasterCard recently completed an initial public offering, which provided it with significant capital and may enhance its strategic flexibility, and Visa recently announced its intention to undertake an initial public offering. American Express is also a strong competitor, with international acceptance, high transaction fees and an upscale brand image.

Furthermore, as a result of their dominant market position and considerable marketing and pricing power, in recent years Visa and MasterCard have been able to aggressively increase transaction fees charged to merchants in an effort to retain and grow their issuer volume. If we are unable to remain competitive on issuer interchange and other incentives, we may be unable to offer adequate pricing to third-party issuers while maintaining sufficient net revenues. At the same time, increasing the transaction fees charged to merchants in order to increase the interchange fees payable to credit card issuers could adversely affect our effort to increase merchant acceptance of credit cards issued on the Discover Network and may cause merchant acceptance to decrease. See “—Our transaction volume is concentrated among large merchants, and a reduction in the number of, or rates paid by, merchants that participate in the Discover Network could materially adversely affect our business, financial condition, results of operations and cash flows.” This, in turn, could adversely affect our ability to attract third-party issuers and our ability to maintain or grow revenues from our proprietary network. Similarly, the PULSE Network operates in the highly competitive PIN debit business with well established and financially strong network competitors (particularly Visa) that have the ability to offer more attractive economics and bundled products to financial institutions.

In addition, if we are unable to maintain sufficient network functionality to be competitive with other networks, our ability to attract third-party issuers and maintain or increase the revenues generated by our proprietary card issuing business may be materially adversely affected. An inability to compete effectively with other payment networks for the reasons discussed above or any other reason could result in reduced transaction volume, limited merchant acceptance of our cards, limited issuance of cards on our network by third parties and materially reduced earnings.

Our business depends on our ability to manage our credit risks, and failing to manage these risks successfully may result in high charge-off rates or impede our growth.

We market our products to a wide range of consumers, and our success depends on our ability to continue to manage our credit risk while attracting new cardmembers with profitable usage patterns. We select our cardmembers, manage their accounts and establish terms and credit limits using proprietary scoring models and other analytical techniques designed to set terms and credit limits such that we are appropriately compensated for the credit risk we accept, while encouraging cardmembers to use their available credit. The models and approaches we use to select, manage and underwrite our cardmembers may not accurately predict future charge-offs due to, among other things, inaccurate assumptions or models. While we continually seek to improve our assumptions and models, we may make modifications that unintentionally cause them to be less predictive. We may also incorrectly interpret the data produced by these models in setting our credit policies. Our ability to manage credit risk may also be adversely affected by economic conditions, legal or regulatory changes (such as bankruptcy laws, minimum payment regulations and re-age guidance), competitors’ actions and consumer behavior, as well as inadequate collections staffing, techniques, models and vendor performance.

A cardmember's ability to repay us can be negatively impacted by changes in their payment obligations under nontraditional or non-conforming mortgage loans, including subprime mortgage loans. Such changes can result from changes in economic conditions including increases in base lending rates upon which payment obligations are based, which in turn could adversely impact the ability of our cardmembers to meet their payment obligations to other lenders and to us and could result in higher credit losses in our portfolio.

Rising delinquencies and rising rates of bankruptcy are often precursors of future charge-offs. For instance, bankruptcy rates in the United Kingdom have increased significantly in recent years as a result of the relaxation of the bankruptcy laws, which has contributed to increases in charge-off rates in our U.K. operations. Although our delinquency rates and charge-off rates have generally decreased in the United States in recent years, and the number of bankruptcy filings has decreased following the October 2005 effective date of the new U.S. bankruptcy legislation, we expect that our loan loss rate will increase from 2006 levels. There can be no assurance that our lending standards will protect us against high charge-off levels. In addition, because an important source of our funding is the securitization market, an increase in delinquencies and/or charge-offs could increase our cost of funds or unintentionally cause an early amortization event. See “— We may be unable to securitize our receivables at acceptable rates or at all, which could materially adversely affect our liquidity, cost of funds, reserves and capital requirements.”

We plan to expand in several card and consumer lending sectors. Areas of particular focus include: a small business card, which we launched in 2006; relaunching the Miles by Discover Card product; and prepaid cards. We also continuously refine and test our credit criteria, which results in some instances in approving applications that did not previously meet our underwriting criteria. We have less experience in these areas as compared to our traditional products and segments, and there can be no assurance that we will be able to manage our credit risk or generate sufficient revenue to cover our expenses in these markets. Our failure to manage our credit risks may materially adversely affect our profitability and ability to grow.

Economic downturns and other conditions beyond our control could materially adversely affect our business.

Economic downturns may adversely affect consumer spending, asset values, consumer indebtedness and unemployment rates, which in turn can negatively impact our business. If general economic conditions in the United States or United Kingdom deteriorate or interest rates increase, the number of transactions, average purchase amount of transactions, or average balances outstanding on our cards may be reduced, which would reduce transaction fees and interest income and thereby adversely affect profitability. In addition, high levels of unemployment, low levels of spending, recessions or other conditions, including terrorism, natural disasters or the outbreak of diseases such as avian flu, may adversely affect the ability of cardmembers to pay amounts owed to us, which would increase delinquencies and charge-offs and could materially adversely affect our business.

Increases in interest rates could materially adversely affect our earnings.

Higher interest rates cause our interest expense to increase, as certain of our debt instruments carry interest rates that fluctuate with market benchmarks. If we are unable to pass our higher cost of funds to our customers, the increase in interest expense could materially adversely affect earnings. Some of our managed receivables bear interest at a fixed rate or do not earn interest, and we may not be able to increase the rate on those loans to mitigate our higher cost of funds. At the same time, our variable rate managed receivables, which are based on a market benchmark, may not increase at the same rate as our floating rate debt instruments or may be subject to a cap.

Interest rates may also adversely impact our delinquency and charge-off rates. Many consumer lending products bear interest rates that fluctuate with certain base lending rates published in the market, such as the prime rate and LIBOR (London Interbank Offered Rate). As a result, higher interest rates often lead to higher payment requirements by consumers under obligations to us or other lenders, which may reduce their ability to remain current on their obligations to us and thereby lead to loan delinquencies and additions to our loan loss provision, which could materially adversely affect our earnings.

In connection with the distribution, we will incur additional indebtedness that could restrict our operations.

In recent years, Morgan Stanley has provided a significant portion of our funding. Following the distribution, we will finance our capital needs with third party funding. We are currently negotiating a multi-year unsecured committed credit facility of at least $1.75 billion, which will contain customary restrictions, covenants and events of default. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Changes Related to the Distribution.” The terms of this facility and any future indebtedness may impose various restrictions and covenants on us (such as tangible net worth requirements) that could have adverse consequences, including,

•	limiting our ability to pay dividends to our stockholders;
•	increasing our vulnerability to changing economic, regulatory and industry conditions;
•	limiting our ability to compete and our flexibility in planning for, or reacting to, changes in our business and the industry;
•	limiting our ability to borrow additional funds; and
•

requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for working capital, capital expenditures, acquisitions and other purposes.

Giving effect to the debt that we expect to incur in connection with the distribution, our total combined indebtedness will be approximately $25.3 billion, as compared to $22.3 billion at February 28, 2007. The increase in indebtedness primarily represents incremental deposits obtained to establish a $5 billion liquidity reserve. See “Unaudited Pro Forma Condensed Combined Financial Statements.” We may also incur additional substantial indebtedness in the future.

We may be unable to securitize our receivables at acceptable rates or at all, which could materially adversely affect our liquidity, cost of funds, reserves and capital requirements.

The securitization of credit card receivables, which involves the transfer of receivables to a trust and the issuance by the trust of beneficial interests to third-party investors, is our largest single source of funding. Factors affecting our ability to securitize our credit card receivables at acceptable pricing levels, or at all, include the overall credit quality of our receivables, negative credit ratings action affecting our asset-backed securities (or Discover Bank), the stability of the market for securitization transactions, investor demand, and the legal, regulatory, accounting and tax requirements governing securitization transactions. In addition, future changes to Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as amended, may make it more difficult for us to maintain sale accounting treatment for our securitizations under GAAP or may require us to recognize securitizations on our combined statements of financial condition, which could substantially increase Discover Bank’s regulatory capital requirements.

Our results of operations and financial condition could also be materially adversely affected by the occurrence of events that could result in the early amortization of our securitization transactions. Credit card securitizations are normally structured as “revolving transactions” that do not distribute to securitization investors their share of monthly principal payment on the receivables during the revolving period, and instead use those payments to fund the purchase of replacement receivables. The occurrence of “early amortization events” may result in termination of the revolving period of our securitization transactions. Early amortization events include, for example, insufficient cash flows in the securitized pool of receivables to meet contractual requirements, certain breaches of representations, warranties or covenants in the agreements relating to the securitization, and bankruptcy or insolvency.

If we are unable to continue to securitize our credit card receivables at acceptable pricing levels, or at all, including by reason of the early amortization of any of our securitization transactions, we would seek to liquidate investment securities, increase bank deposits and use alternative funding sources to fund increases in loan receivables and meet our other liquidity needs. In the event of an economic early amortization, receivables that otherwise would have been subsequently purchased by the trust from us would instead continue to be recognized on our combined statements of financial condition since the cash flows generated in the trust would instead be used to repay investors in the asset-backed securities. Recognizing these receivables would require us to obtain alternative funding. Our available investment securities and other alternative sources may be insufficient to meet our funding needs, which could materially adversely affect our liquidity, cost of funds, reserves and capital requirements.

Declines in the value of, or income earned from, our retained interests in our securitization transactions could materially adversely affect our financial condition, results of operations and cash flows.

We retain interests in the assets transferred to or created in our securitization transactions and earn income from these assets. The value of our retained interests and the amount of income that we earn depend on many factors, including, among others, the revenues, performance and credit risk of the securitized loans, which are subject to the same risks and uncertainties as loans that we have not securitized. The value of our interests may also change because of changes in the assumptions used to estimate their fair value, such as market interest rates and other conditions, increases in bankruptcy or charge-off rates, payment rates and changes in the interpretation and application of accounting rules relating to such valuation. In 2007, we expect bankruptcy receipts to rise from the abnormally low levels experienced in 2006, and accordingly to have an adverse impact on our results of operations as compared to 2006. Higher bankruptcy receipts will have the effect of increasing credit losses, increasing provisions to the allowance for loan losses and decreasing excess spread projections on securitization transactions, thereby adversely impacting the valuation of the interest-only strip receivable. If the income that we earn from our retained interests in securitization transactions were to decrease or the value of our retained interests were to decrease, our financial condition, results of operations and cash flows could be materially adversely affected.

An inability to accept brokered deposits in the future could materially adversely affect our liquidity position and funding costs.

The Federal Deposit Insurance Act (“FDIA”) prohibits a bank, including our subsidiaries Discover Bank and Bank of New Castle, from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited), unless (1) it is well-capitalized or (2) it is adequately capitalized and receives a waiver from the Federal Deposit Insurance Corporation (“FDIC”). A bank that is adequately capitalized and that accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is well-capitalized. While Discover Bank and Bank of New Castle each met the FDIC’s definition of “well-capitalized” as of November 30, 2006, there can be no assurance that they will continue to meet this definition. An inability to accept brokered deposits in the future could materially adversely affect our liquidity position and funding costs.

We rely in part on unsecured debt for our funding and the inability to access the U.S. or U.K. debt markets could materially adversely affect our business, financial condition and results of operations.

While our primary sources of funding are securitizations and brokered deposits, we are also dependent on access to the U.S. and U.K. unsecured debt markets to fund our managed receivables as well as other assets. In general, the amount, type and cost of our funding directly affects the cost of operating our business and growing our assets and is dependent upon outside factors such as our credit rating from ratings agencies. Historically we have benefited from Morgan Stanley’s credit ratings (Morgan Stanley is rated A+ by Standard & Poor’s (“S&P”), Aa3 by Moody’s Investors Service (“Moody’s”) and AA- by Fitch Ratings (“Fitch”)). Following the announcement of the distribution, Moody’s and Fitch placed Discover Bank’s debt ratings on negative watch. Moody’s and Fitch reports indicated that if the distribution occurs as planned, they expect to assign a long-term investment grade rating to Discover Bank (Baa2 deposit, Baa3 senior unsecured from Moody’s and BBB from Fitch). Discover Bank’s credit rating as a stand-alone entity from S&P is expected to be BBB. The difference in ratings categories between Morgan Stanley and us reflects the relative risks associated with the different businesses. While business risks are complex and difficult to compare between businesses as different as Morgan Stanley’s and ours, generally Morgan Stanley is more diversified and has greater overall scale than us. A rating is not a recommendation to purchase, sell or hold any particular security. In addition, there can be no assurance that a rating will be maintained for any given period of time or that a rating will not be lowered or withdrawn in its entirety. If our ratings are for any reason further reduced or we are unable to access the U.S. or U.K. unsecured debt markets for any reason, our business, financial condition and results of operations could be materially adversely affected.

In response to the exploration of the spin-off in 2005, Moody’s placed the asset-backed securities issued domestically by the Discover Card Master Trust under review for a possible downgrade, which we believe contributed to a temporary disruption in our ability to access the securitization markets, increasing our reliance on intercompany funding and deposit markets. This disruption lasted approximately five months, at which time Moody’s reaffirmed the ratings on the asset-backed securities.

We may be unable to increase or sustain Discover Card usage, which could impair growth in, or lead to diminishing, average balances and total revenue.

A key element of our strategy is to increase the usage of the Discover Card by our cardmembers, including making it their primary card, and thereby increase our revenue from transaction and service fees and our managed receivables. However, our cardmembers’ use and payment patterns may change because of social, legal and economic factors, and cardmembers may decide not to increase card usage or may decide to pay the balances within the grace period to avoid finance charges. We face challenges from competing credit card products in our attempts to increase credit card usage by our existing cardmembers. Our ability to increase cardmember usage is also dependent on cardmember satisfaction, which may be adversely affected by factors outside of our control, including competitors’ actions. As part of our strategy to increase usage, we are seeking to increase the number of merchants who accept cards issued on the Discover Network. If we are unable to increase merchant acceptance of our cards, our ability to grow usage of Discover Cards may be hampered. As a result of these factors, we may be unable to increase or sustain credit card usage, which could impair growth in, or lead to diminishing, average balances and total revenue.

We may be unable to grow earnings if we do not attract new cardmembers, or if we attract cardmembers with unfavorable spending and payment habits.

We are seeking to increase managed receivables by attracting new cardmembers who will use their Discover Cards, meet their monthly payment obligations and maintain balances that generate interest and fee income for us. We are subject to substantial competition from other credit card issuers for these new cardmembers. We plan to continue marketing the Discover Card, but we may not have adequate financial resources to permit us to incur all of the marketing costs that may be necessary to maintain or grow our managed receivables or to attract new accounts. The spending and payment habits of these new cardmembers may not be sufficient to make their accounts as profitable as we expect. In addition, our risk models may not accurately predict the credit risk for these new cardmembers, which could result in unanticipated losses in future periods. To the extent that the spending and payment habits of new cardmembers do not meet our expectations, our earnings and growth may be negatively affected.

Our transaction volume is concentrated among large merchants, and a reduction in the number of, or rates paid by, merchants that participate in the Discover Network could materially adversely affect our business, financial condition, results of operations and cash flows.

Discover Card transaction volume was concentrated among our top 100 merchants in 2006. These merchants may pressure us to reduce our rates by continuing to participate in the Discover Network only on the condition that we change the terms of their economic participation. At the same time, we are subject to increasing pricing pressure from third-party issuers as a result of the continued consolidation in the banking industry, which results in fewer large issuers that, in turn, generally have a greater ability to negotiate pricing discounts. In addition, many of our merchants, primarily our small and mid-size merchants, are not contractually committed to us for any period of time and may cease to participate in the Discover Network at any time on short notice.

In addition, actual and perceived limitations on acceptance of credit cards issued on the Discover Network could adversely affect the use of the Discover Card by existing cardmembers and the attractiveness of the Discover Card to prospective new cardmembers. Furthermore, we may have difficulty attracting and retaining third-party issuers if we are unable to add and retain merchants on the Discover or PULSE Networks. As a result of these factors, a reduction in the number of, or rates paid by, our merchants could materially adversely affect our business, financial condition, results of operations and cash flows.

We may be unable to grow earnings if we are unable to increase the number of small and mid-size merchants that participate in the Discover Network.

In seeking to expand our merchant acceptance among small and mid-size merchants, we have recently started to use third-party acquirers and processors to obtain merchants and process payments for these merchants on an integrated basis with Visa and MasterCard payments. This strategy could have results that we do not anticipate, such as decreased revenues, higher expenses, degraded service levels and retaliatory responses from competitors. There can be no assurance that the use of third-party acquirers and processors will increase merchant acceptance among small or mid-size merchants. If we are unable to increase small and mid-size merchant acceptance, our ability to grow earnings could be adversely affected.

Our business, financial condition and results of operations may be adversely affected by the increasing focus of merchants on the fees charged by credit card networks.

Merchant acceptance and fees are critical to the success of both our card issuing and payment processing businesses. Merchants have shown increasing concern with the levels of fees charged by credit card companies, and have in the past and may in the future seek to negotiate better pricing or other financial incentives as a condition to continued participation in the Discover Network. During the past few years, merchants and their trade groups have filed approximately 50 lawsuits against Visa, MasterCard, American Express and their card-issuing banks, claiming that their practices toward merchants, including interchange fees, violate federal antitrust laws. There can be no assurance that they will not in the future bring legal proceedings against other credit card issuers and networks, including us. Merchants may also promote forms of payment with lower fees, such as PIN debit, or seek to impose surcharges at the point of sale for use of credit cards. Merchants may also route debit transactions to other networks in order to achieve more favorable pricing. The heightened focus by merchants on the fees charged by credit card networks, including us, could lead to reduced merchant acceptance of Discover Network cards or reduced fees, either of which could adversely affect our business, financial condition and results of operations.

Our U.K. operations are currently not profitable, and there can be no assurance when or if they will become profitable.

Our U.K. operations are an important part of our business strategy, and strengthening these operations is one of our primary goals. However, the U.K. market is currently experiencing high delinquencies and rising bankruptcy levels, compounded by changing regulations, which have resulted in losses in our U.K. operations.

Additionally, the United Kingdom has relatively low levels of interchange and fee income and lower net interest margin, which has resulted in and may continue to result in insufficient revenues to compensate for the current levels of loan losses. Our U.K. operations also have a relatively higher cost structure given their smaller scale.

In addition, we recorded significant goodwill on our combined statements of financial condition in connection with our acquisition of Goldfish in 2006. We may in the future be required to write down goodwill associated with this acquisition.

Our strategy to expand our operations in the United Kingdom may also be unsuccessful for several other reasons, including many of those that are applicable to our attempts to expand our business domestically. In addition to the challenging market conditions described above, U.K. and European regulators have recently increased their focus on the credit card industry. There can be no assurance when or if our U.K. operations will become profitable.

We expect to continue to incur significant expenses in the litigation we are pursuing against Visa and MasterCard, and there can be no assurance that we will ultimately be successful in this action.

In October 2004, the DOJ prevailed in its antitrust litigation against Visa and MasterCard which challenged their exclusionary practices. Following this ruling, we filed a complaint against Visa and MasterCard seeking substantial damages for the market foreclosure caused by their anticompetitive rules. The trial date is expected to be no later than Fall 2008. We expect to continue to incur substantial legal expenses in the litigation we are pursuing against Visa and MasterCard. Outside counsel and consultant legal expenses for this litigation were approximately $51 million and $8 million in 2006 and 2005, respectively, with the year-over-year increase primarily due to discovery-related expenses incurred in 2006. Fact discovery is scheduled to be completed in May 2007 and as such, 2007 expenses associated with this litigation are expected to be lower than 2006 expenses. Furthermore, there can be no assurance that we will be successful in recovering any damages in this action. Upon successful resolution of the litigation, after expenses, we will be required to pay Morgan Stanley the first $700 million of value of cash or non-cash proceeds (increased at the rate of 6% per annum until paid in full) (the “minimum proceeds”), plus 50% of any proceeds in excess of $1.5 billion, subject to certain limitations and a maximum potential payment to Morgan Stanley of $1.5 billion. All payments by Discover to Morgan Stanley will be net of taxes payable by Discover with respect to such proceeds. If, in connection with or following a change of control of Discover, the litigation is settled for an amount less than the minimum proceeds, Discover will be required to pay Morgan Stanley an amount equal to the minimum proceeds. As a result of our agreement to pay the value of non-cash proceeds, we may be required to pay amounts to Morgan Stanley in excess of cash received in connection with the litigation. The value of non-cash proceeds will be determined by an independent third party.

Visa and MasterCard may enact additional restrictions on issuing banks, merchants or merchant acquirers that materially adversely affect the Discover or PULSE Networks, or the Discover Card issuing business.

Visa and MasterCard aggressively seek to protect their networks from competition and have used their rules and policies to do so. For example, in the past they enacted and enforced rules that prohibited their member banks from issuing cards on competing payment networks such as Discover. These rules were ultimately found to violate the antitrust laws. They have adversely affected our business in the past, and they may have lingering effects going forward. Visa and MasterCard also may enact new rules or enforce other rules in the future, including limiting the ability of issuing banks to use the PULSE Network, which may materially adversely affect our ability to compete.

If fraudulent activity associated with our cards increases, our brands could suffer reputational damage, the use of our cards could decrease and our fraud losses could be materially adversely affected.

We are subject to the risk of fraudulent activity associated with merchants, cardmembers and other third parties handling cardmember information. Credit and debit card fraud, identity theft and related crimes are prevalent and perpetrators are growing ever more sophisticated. Our financial condition, the level of our fraud charge-offs and other results of operations could be materially adversely affected if fraudulent activity were to significantly increase. In addition, significant increases in fraudulent activity could lead to regulatory intervention (such as mandatory card reissuance) and reputational and financial damage to our brands, which could negatively impact the use of our cards and thereby have a material adverse effect on our business.

If our security systems, or those of merchants, merchant acquirers or other third parties containing information about cardholders, are compromised, we may be subject to liability and damage to our reputation.

Our security protection measures, including the security of transaction information processed on our systems or the systems or processing technology of third parties participating in the Discover or PULSE Networks, may not be sufficient to protect the confidentiality of information relating to cardholders or transactions processed on the Discover or PULSE Networks. Cardholder data is also stored on systems of third-party service providers and merchants that may not have adequate security systems. Third-party carriers regularly transport cardholder data, and they may lose sensitive cardholder information. Unauthorized access to the Discover or PULSE Networks or any other Discover information systems potentially could jeopardize the security of confidential information stored in our computer systems or transmitted by our cardmembers or others. If our security systems or those of merchants, processors or other third-party service providers are compromised such that this confidential information is disclosed to unauthorized parties, we may be subject to liability. The preventive measures we take to address these factors are costly, and may become more costly in the future. Moreover, these measures may not protect us from liability, which may not be adequately covered by insurance, or from damage to our reputation.

The financial services and payment services industries are rapidly evolving, and we may be unsuccessful in introducing new products or services in response to this evolution.

The financial services and payment services industries experience constant and significant technological changes, such as continuing development of technologies in the areas of smart cards, radio frequency and proximity payment devices, electronic commerce and mobile commerce, among others. The effect of technological changes on our business is unpredictable.

We depend in part on third parties for the development of and access to new technologies. We expect that new services and technologies relating to the payments business will continue to appear in the market, and these new services and technologies may be superior to, or render obsolete, the technologies that we currently use in our card products and services. As a result, our future success is in part dependent on our ability to identify and adapt to technological changes and evolving industry standards and to provide payment solutions for our cardmembers and merchant and financial institution customers.

Difficulties or delays in the development, production, testing and marketing of new products or services may be caused by a number of factors including, among other things, operational, capital and regulatory constraints. The occurrence of such difficulties may affect the success of our products or services, and developing unsuccessful products and services could result in financial losses, as well as decreased capital availability. In addition, the new products and services offered may not be attractive to our cardmembers and merchant and financial institution customers.

If key technology platforms such as our transaction authorization and settlement systems become obsolete, or if we encounter difficulties processing transactions efficiently or at all, our revenue or results of operations could be materially adversely affected.

Our transaction authorization and settlement systems may encounter service interruptions due to system or software failure, fire, natural disasters, power loss, disruptions in long distance or local telecommunications access, terrorism or accident. Some of our transaction processing systems are operated at a single facility and could be subject to service interruptions in the event of failure. Our services could be disrupted by a natural disaster or other problem at any of our primary or back-up facilities or our other owned or leased facilities.

We also depend on third-party service providers for the timely transmission of information across our data transportation network and for other telecommunications and technology services, including ancillary transaction processing services for the PULSE Network. Regardless of whether as a result of natural disaster, operational disruption, terrorism, termination of its relationship with us, or any other reason, if a service provider fails to provide the communications capacity or deliver services that we require or expect, the failure could interrupt our services and operations and hamper our ability to process cardholders’ transactions in a timely and accurate manner or to maintain thorough and accurate records of those transactions. Such a failure could adversely affect the perception of the reliability of the Discover and PULSE Networks and the quality of our brands, and could materially adversely affect our revenues or results of operations.

Merchant defaults may adversely affect our business, financial condition, cash flows and results of operations.

As an issuer and merchant acquirer in the United States on the Discover Network, and an issuer in the United Kingdom on the MasterCard and Visa networks, we may be contingently liable for certain disputed credit card sales transactions that arise between cardholders and merchants. If a dispute is resolved in the cardholder’s favor, we will cause a credit or refund of the amount to be issued to the cardholder and charge back the transaction to the merchant. If we are unable to collect this amount from the merchant or a third-party acquirer, we will bear the loss for the amount credited or refunded to the cardholder. Where the purchased product or service is not provided until some later date following the purchase, such as an airline ticket, the likelihood of potential liability increases. See Note 20: Commitments, Contingencies and Guarantees to the audited combined financial statements and Note 7: Commitments, Contingencies and Guarantees to the unaudited condensed combined financial statements.

Our success is dependent, in part, upon our executive officers and other key personnel, and the loss of key personnel could materially adversely affect our business.

Our success depends, in part, on our executive officers and other key personnel. Our senior management team has significant industry experience and would be difficult to replace. Moreover, our senior management team is relatively small and we believe we are in a critical period of competition in the financial services and payments industry. The market for qualified individuals is highly competitive, and we may not be able to attract and retain qualified personnel or candidates to replace or succeed members of our senior management team or other key personnel. The loss of key personnel could materially adversely affect our business.

We may be unsuccessful in protecting our intellectual property, including our brands.

The Discover, Goldfish and PULSE brands are very important assets, and our success is dependent on our ability to protect these and our other intellectual property. We may not be able to successfully protect our intellectual property. If others misappropriate, use or otherwise diminish the value of our intellectual property, our business could be adversely affected.

Increased usage by consumers of credit sources such as home equity loans and mortgage refinancings instead of credit card borrowings could adversely affect our business.

During the last few years, lower interest rates and other factors have led to increased availability to consumers of credit sources such as home equity loans and mortgage refinancings at comparatively attractive interest rates. These and other options for consumer credit compete with our card products as alternative sources for consumer borrowing, as consumers may finance expenditures or refinance account balances with these alternative sources of credit. Increased usage by consumers of such alternative sources of credit could adversely affect our businesses.

Acquisitions that we pursue could disrupt our business and harm our financial condition.

We may consider or undertake strategic acquisitions of businesses, products or technologies. If we do so, we may not be able to successfully finance or integrate any such businesses, products or technologies. In addition, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. We may allocate resources, such as time and money, on projects that do not increase our earnings. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash balances; similarly, if the purchase price is paid with our stock, it could be dilutive to our stockholders.

We are subject to regulation by a number of different regulatory agencies, which have broad discretion to require us to alter our operations in ways that could adversely affect our business or subject us to penalties for noncompliance.

We must comply with an array of banking and consumer lending laws and regulations at the state, federal, U.K. and European levels, and these laws and regulations apply to almost every aspect of our business. We are subject to regulation and regular examinations by the FDIC, the Office of the Delaware State Bank Commissioner and the Financial Services Authority of the United Kingdom (“FSA”). In addition, we are subject to regulation by the Federal Reserve Board, the Federal Trade Commission, state banking regulators and European regulators. From time to time, these regulations and regulatory agencies have required us to alter certain of our operating practices, and may require us to do the same in the future. Our ability to introduce new products may be impaired or delayed as a result of regulatory review or failure to obtain required regulatory approvals. We conduct our business primarily through our banks, and various federal, state and European regulators have broad discretion to impose restrictions on our operations. U.S. federal and state consumer protection laws and rules, and laws and rules of foreign jurisdictions where we conduct business limit the manner and terms on which we may offer and extend credit. Failure to comply with these laws and regulations could lead to consequences such as financial, structural, reputational and operational penalties, including receivership. In addition, efforts to abide by these laws and regulations may increase our costs of operations or limit our ability to engage in certain business activities, including affecting our ability to generate or collect receivables from cardmembers.

Changes in regulations, or the application thereof, may adversely affect our business, financial condition and results of operations.

Periodically, regulatory authorities may enact new laws or amend existing laws to further regulate the industries in which we operate. Such new laws or rules could impose limits on the amount of interest or fees we can charge, curtail our ability to collect on account balances, increase compliance costs or materially affect us or the credit card industry in some other manner. For instance, in the past we have been obligated by industry-wide regulatory guidance to change our re-age policy to alter the terms under which delinquent accounts are returned to a current status, which negatively affected our charge-off and delinquency rates. Also, in response to industry-wide regulatory guidance, we increased minimum payment requirements on certain credit card loans and modified our overlimit fee policies and procedures to stop charging such fees for accounts meeting specific criteria, which have impacted, and we believe will continue to negatively impact, balances of credit card loans and related interest and fee revenue and charge-offs. We cannot predict whether any additional or similar regulatory changes will occur in the future.

Members of Congress are currently holding hearings on certain practices in the credit card industry, including those relating to grace periods, two-cycle billing method (which we utilize on most of our products), interest rates and fees. It is not clear at this time whether new limitations on credit card practices will be adopted by Congress or at the state level and, if adopted, what impact such new limitations would have on us. In addition, the laws governing bankruptcy and debtor relief in the United States, the United Kingdom or other countries where we have cardmembers, could also change, making it more expensive or more difficult for us to collect from our cardmembers. Also, Congress may move to regulate holding companies that own depository institutions, such as us, which could result in additional complexity and expense. Furthermore, various federal and state agencies and standard-setting bodies may, from time to time, enact new or amend existing accounting rules or standards that could impact our business practices or funding transactions.

Regulation of the credit card industry, including regulation applicable to Discover Card and merchants that accept it, has expanded significantly in recent years. For instance, financial institutions, including us, were required to implement an enhanced anti-money laundering program in 2002 pursuant to the USA PATRIOT Act. Various U.S. federal and state regulatory agencies and state legislatures are considering new legislation or regulations relating to the use of credit cards to purchase online prescription drugs and to finance Internet gambling, patent reform, identity theft, account maintenance guidelines, privacy, disclosure rules, data security and marketing that could have a direct effect on us and our merchant and financial institution customers.

In the United Kingdom, during the last three years there have been increasing regulatory initiatives with respect to late and overlimit fees, interchange fees and the sale of retail insurance products, a relaxation of bankruptcy laws and an increase in industry-wide consumer protection measures. We expect that these initiatives and measures will continue to increase our compliance costs and the risk of consumer complaints, litigation and regulatory inquiries, as well as materially adversely affect the economics of our business.

Current and proposed regulation addressing consumer privacy and data use and security could inhibit the number of payment cards issued and increase our costs.

Regulatory pronouncements relating to consumer privacy, data use and security affect our business. In the United States, we are subject to the Federal Trade Commission’s and the banking regulators’ information safeguard rules under the Gramm-Leach-Bliley Act. The rules require that financial institutions (including us) develop, implement and maintain a written, comprehensive information security program containing safeguards that are appropriate to the financial institution’s size and complexity, the nature and scope of the financial institution’s activities, and the sensitivity of any customer information at issue. Both the United States and the United Kingdom have experienced a heightened legislative and regulatory focus on data security, including requiring consumer notification in the event of a data breach. In the United States, there are a number of bills pending in Congress and in individual states, and there have been numerous legislative hearings focusing on these issues. In addition, a number of states have enacted security breach legislation requiring varying levels of consumer notification in the event of certain types of security breaches, and several other states are considering similar legislation. In the United Kingdom, there are detailed regulations on data privacy under the European Commission Data Protection Directive (Directive 95/46/EC) and the U.K. Data Protection Act of 1998, which are enforced by the Information Commissioner, the United Kingdom’s privacy regulator.

Regulation of privacy and data use and security may cause an increase in the costs to issue payment cards and/or may decrease the number of our cards that we or third parties issue. New regulations in these areas may also increase our costs to comply with such regulations, which could materially adversely affect our earnings. In addition, failure to comply with the privacy and data use and security laws and regulations to which we are subject, including by reason of inadvertent disclosure of confidential information, could result in fines, sanctions or other penalties and loss of consumer confidence, which could materially adversely affect our results of operations, overall business and reputation.

Legislation or regulation could be enacted requiring us to hold higher levels of capital, which we may not be able to obtain and which would reduce our return on capital.

Discover Bank and Bank of New Castle are subject to capital, funding and liquidity requirements prescribed by statutes, regulation and orders. If new legislation or regulations are enacted that increase the levels of regulatory capital that are required, we may be required to obtain additional capital. In addition, regulators have broad discretion to impose additional capital and other requirements on us, including imposing restrictions on the ability of our regulated subsidiaries to pay dividends. Our ability to obtain additional capital would be dependent upon, among other things, general economic conditions, our financial performance and prospects, and our ability and willingness to make capital contributions to Discover Bank and Bank of New Castle. If we were required to increase capital for Discover Bank or Bank of New Castle, it would have the effect of reducing our return on capital. In addition, if Discover Bank and Bank of New Castle were to fail to meet these regulatory capital requirements, it would become subject to restrictions that could materially adversely affect our ability to conduct normal operations.

Litigation and regulatory actions could subject us to significant fines, penalties and/or requirements resulting in increased expenses.

Businesses in the credit card industry have historically been subject to various significant legal actions, including class action lawsuits. Many of these actions have included claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. While we have historically relied on our arbitration clause in agreements with cardmembers, which has limited our exposure to consumer class action litigation, there can be no assurance that we will continue to be successful in enforcing our arbitration clause in the future or that we will not be subject to significant legal actions such as those to which some of our competitors have been subject. In addition, we may be involved in various actions or proceedings brought by governmental regulatory agencies in the event of noncompliance with laws or regulations, which could subject us to significant fines, penalties and/or requirements resulting in increased expenses.

Risks Related to Our Separation from and Relationship with Morgan Stanley

After our separation from Morgan Stanley, our cost of funding will increase and our liquidity may decrease.

In recent years, Morgan Stanley has provided a significant portion of our funding and is not expected to continue to do so following the distribution. As of February 28, 2007, we had approximately $22.3 billion of indebtedness outstanding, of which approximately $6.5 billion was funding sourced through Morgan Stanley. We are expected to have lower credit ratings and more constrained liquidity than our current parent company, Morgan Stanley. A credit ratings downgrade to below investment grade would reduce our investor base and increase our cost of funding. Our liquidity may also decrease, and we may be less able to withstand a liquidity stress event. We may also face additional challenges in the future, including more limited capital resources to invest in or expand our businesses. See “Arrangements Between Us and Morgan Stanley.”

As part of the separation from Morgan Stanley, we will refinance existing intercompany funding and make certain payments to Morgan Stanley.

In connection with the distribution, we expect to replace funding provided through Morgan Stanley intercompany arrangements, which totaled $6.5 billion at February 28, 2007, with alternative sources at market rates available to us, including certificates of deposit, external deposits from broker-dealers, asset-backed financing and unsecured long-term debt. We also expect to settle any intercompany payables with Morgan Stanley, which amounted to $200 million as of February 28, 2007. If we are unable to replace the funding sourced through Morgan Stanley, our financial condition and results of operations would be negatively affected.

In addition, to the extent the capital on our combined statements of financial condition exceeds our capital requirements prior to the distribution as determined by us and Morgan Stanley, such excess amounts will be distributed to Morgan Stanley in the form of a dividend prior to the distribution.

For additional information regarding our anticipated financing arrangements and payments to Morgan Stanley, see “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our historical financial results are as a business segment of Morgan Stanley and therefore may not be representative of our results as a separate, stand-alone company.

The historical financial information we have included in this information statement has been derived from Morgan Stanley’s consolidated financial statements and does not necessarily reflect what our financial condition, results of operations or cash flows would have been had we operated as a separate, stand-alone company during the periods presented. The historical costs and expenses reflected in our audited combined financial statements include an allocation for certain corporate functions historically provided by Morgan Stanley, including general corporate expenses, employee benefits and incentives. These allocations were based on what we and Morgan Stanley considered to be reasonable reflections of the historical utilization levels of these services required in support of our business. The historical information does not necessarily indicate what our results of operations, financial condition, cash flows or costs and expenses will be in the future. Our pro forma adjustments reflect changes that may occur in our funding and operations as a result of the separation. However, we cannot assure you that these adjustments will reflect our costs as a publicly traded, stand-alone company. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical and Pro Forma Combined Data,” “Unaudited Pro Forma Condensed Combined Financial Statements” and the notes to those statements included elsewhere in this information statement.

The obligations associated with being a public company will require significant resources and management attention.

In connection with the distribution, we will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. All of the procedures and practices required as a subsidiary of Morgan Stanley were previously established but we will have additional procedures and practices to establish as a separate, stand-alone public company. As a result, we will incur significant legal, accounting and other expenses that we did not previously incur. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we file with the SEC, and, in the annual report for the next succeeding year, a report by our independent auditors addressing such assessments. However, if we determine that we are eligible to use, and decide during 2007 to file, a short form registration statement, we will be required to comply with Section 404 as of November 30, 2007. In connection with the implementation of the necessary procedures and practices related to internal controls over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. We will be unable to issue securities in the public markets through the use of a shelf registration statement if we are not in compliance with Section 404. In addition, failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price.

After our separation from Morgan Stanley, we may experience increased costs resulting from a decrease in the purchasing power and other operational efficiencies we currently have due to our association with Morgan Stanley.

We have been able to take advantage of Morgan Stanley’s purchasing power in procuring goods, technology and services, including insurance, employee benefit support and audit services, and as a smaller separate, stand-alone company, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations. Our tax liability may also increase due to increased state income taxes in the jurisdictions where combined filings were previously made with Morgan Stanley.

In connection with our separation from Morgan Stanley, we will assume past, present and future liabilities related to our business, and will enter into agreements relating to the ongoing provision of services and other matters which may be on terms less favorable to us than if they had been negotiated with another party.

Pursuant to certain agreements we will enter into with Morgan Stanley prior to the distribution, we will agree to indemnify Morgan Stanley for, among other matters, past, present and future liabilities related to our business. Such liabilities will include unknown liabilities, which could be significant.

We will enter into these agreements and other agreements relating to the ongoing provision of services and other matters with Morgan Stanley while still a wholly-owned subsidiary of Morgan Stanley. Accordingly, the terms of those agreements may not reflect those that would have been reached with another party. If these agreements were to be entered into with another party, we may have obtained more favorable terms than under these agreements.

We must abide by certain restrictions to preserve the tax treatment of the distribution and we must indemnify Morgan Stanley for taxes resulting from certain actions we take that cause the distribution to fail to qualify as a tax-free transaction.

Morgan Stanley has received a ruling from the Internal Revenue Service that, based on customary representations and qualifications, the distribution will be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes. These representations include representations as to the satisfaction of certain requirements that must be met in order for the distribution to qualify for tax-free treatment under the Internal Revenue Code of 1986, as amended (the “Code”), and state law. If any of the representations and assumptions upon which the ruling is based is untrue or incomplete in any material respect, Morgan Stanley may not be able to rely upon the ruling.

If the distribution were not to qualify for tax-free treatment under sections 355, 368 and related provisions of the Code, Morgan Stanley would recognize taxable gain equal to the excess of the fair market value of our stock over Morgan Stanley’s tax basis in our stock. Under certain circumstances, we would be required under the U.S. tax sharing agreement to be entered into between Morgan Stanley and us to indemnify Morgan Stanley for all or a portion of this liability. In addition, each holder who receives our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received.

Even if the distribution otherwise qualifies as a tax-free distribution under the Code, current tax law generally creates a presumption that the distribution would be taxable to Morgan Stanley (but not to its stockholders) if we engage in, or enter into an agreement to engage in, a transaction that would result in a 50% or greater change, by vote or by value, in our stock ownership during the four-year period beginning on the date that begins two years before the distribution date, unless it is established that the transaction is not pursuant to a plan or series of transactions related to the distribution. Treasury regulations currently in effect generally provide that whether an acquisition transaction and a distribution are part of a plan is determined based on all of the facts and circumstances including, but not limited to, specific factors listed in the regulations. In addition, the regulations provide several “safe harbors” for acquisition transactions that are not considered to be part of a plan.

Under the U.S. tax sharing agreement to be entered into between Morgan Stanley and us, for a period of two years following the distribution, generally we may not take certain actions unless Morgan Stanley provides us with prior written consent for such action, or we provide Morgan Stanley with a tax ruling or rulings, or an unqualified opinion of counsel, in each case acceptable to Morgan Stanley, to the effect that the action will not affect the tax-free nature of the separation and distribution, but we will remain liable for any taxes and other liabilities imposed as a result of the separation and distribution failing to qualify as a tax-free transaction, as a result of such action. These restrictions may prevent us from entering into strategic or other transactions which might be advantageous to us or to our stockholders, such as issuing equity securities to satisfy our financing needs, acquiring businesses or assets by issuing equity securities, or mergers or other business combinations. For additional information, see “Arrangements Between Us and Morgan Stanley—Tax Sharing Agreements.”

Our ability to operate our business effectively may suffer if we do not, quickly and cost effectively, establish our own financial, administrative and other support functions to operate as a stand-alone company.

Historically, we have relied on certain financial, administrative and other resources of Morgan Stanley to operate our business. In conjunction with our separation from Morgan Stanley, we will need to enhance our own financial, administrative and other support systems or contract with third parties to replace Morgan Stanley’s systems. We will also need to rapidly establish our own accounting and auditing policies and systems on a stand-alone basis.

Morgan Stanley has performed many important corporate functions for our operations, including portions of human resources, information technology, accounting, office space leasing, corporate services and treasury. We estimate the annual costs associated with replacing these functions and establishing our own infrastructure related thereto, to be in the range of $50 million to $60 million. See “Unaudited Pro Forma Condensed Combined Financial Statements.” Prior to the distribution, we will enter into agreements with Morgan Stanley under which Morgan Stanley will provide some of these services to us on a transitional basis, for which we will pay Morgan Stanley. See “Arrangements Between Us and Morgan Stanley” for a description of these arrangements. Upon the occurrence of certain events, including a change of control, Morgan Stanley may terminate these services. These services may not be sufficient to meet our needs and, after these agreements with Morgan Stanley expire or are terminated, we may not be able to replace these services at all or obtain these services at acceptable prices and terms. Any failure or significant downturn in our own financial or administrative policies and systems or in Morgan Stanley’s financial or administrative policies and systems during the transitional period could impact our results and could materially harm our business, financial condition and results of operations.

In the United Kingdom, we have shared a brand and bank charter with Morgan Stanley, and our primary card brand is “Morgan Stanley.” Starting at the time of distribution, we will have a limited right to use the Morgan Stanley brand for three years, following which we will not be able to use this brand. We expect our primary brand in the United Kingdom to be Goldfish, and we will also utilize other brands. Transitioning to a new brand will result in increased marketing and transitional costs and may result in customer attrition.

Risks Related to the Distribution

Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile.

Prior to the distribution, there has been no public market for our common stock. Although our common stock has been authorized for listing on the New York Stock Exchange, an active public market for our common stock may not develop. The market price of our common stock could be subject to significant fluctuations due to factors such as:

•	actual or anticipated fluctuations in our financial condition or quarterly or annual results of operations;

•	success of our operating strategies and perceived prospects and the financial services and payment services industries in general;

•	realization of any of the risks described in this section;

•	failure to meet securities analysts’ expectations;

•	the depth and liquidity of the market for our common stock;

•	our dividend policy;

•	decline in the stock prices of peer companies; and

•	general economic, industry and market conditions.

As a result of these factors, the combined trading prices of Discover common stock and Morgan Stanley common stock after the distribution may be less than, equal to or greater than the trading price of Morgan Stanley common stock prior to the distribution.

Substantial sales of our common stock could occur in connection with the distribution, which could cause our stock price to decline.

Based on the distribution ratio and the number of shares of Morgan Stanley common stock outstanding as of March 31, 2007, we expect that immediately following the distribution, there will be approximately 527 million shares of Discover common stock outstanding which may generally be sold in the public markets. Some Morgan Stanley stockholders who receive shares of Discover common stock in connection with the distribution may sell their Discover shares at any time following the distribution for a number of reasons, including the preference to concentrate their security holdings in financial services firms such as Morgan Stanley instead of credit card and payment services companies such as Discover. In addition, index funds tied to the Standard & Poor’s 500 Index and other indices hold shares of Morgan Stanley common stock and will likely be required to sell their Discover shares to the extent Discover is not included in these indices. The sale of significant amounts of Discover common stock, or the perception that such sales will occur, may cause our stock price to decline.

Certain provisions of our charter documents and U.S. Federal and Delaware law may make it difficult for stockholders to change the composition of our board of directors and may discourage hostile takeover attempts that some of our stockholders may consider to be beneficial.

Certain provisions of our amended and restated certificate of incorporation and bylaws could have the effect of delaying or preventing changes in control if our board of directors determines that such changes in control are not in the best interests of us and our stockholders. These provisions include, among other things, the following:

•	stockholders may not use cumulative voting in the election of directors;

•

our board of directors will have the ability to issue shares of preferred stock and to determine the price and other terms, including preferences and voting rights, of those shares without stockholder approval;

•	stockholder action may be taken only at a special or regular meeting;

•	stockholders may not call a special meeting of stockholders;

•	advance notice procedures for nominating candidates to our board of directors or presenting matters at stockholder meetings; and

•

any amendment to our bylaws requires the approval of either a majority of our board of directors or holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our board of directors, they could enable our board of directors to hinder or frustrate a transaction that some, or a majority, of our stockholders might believe to be in their best interests and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders. For more information, see “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law.” In addition, certain acquisitions of our stock may be subject to regulatory approval or notice under U.S. Federal or Delaware law. See “Business—Regulatory Matters—Bank Regulation—Acquisition of Control.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this information statement, including under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere. These forward-looking statements include statements regarding both us specifically and the industries in which we operate generally. Statements that include words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the U.S. federal securities laws or otherwise. These statements are subject to risks and uncertainties and include any statements that are not historical factors and statements regarding our financial position, business strategy and other plans and objectives for future operations. Although we believe that these statements are based on reasonable assumptions, they are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those indicated in such statements.

These factors include those listed under “Risk Factors,” and also include, but are not limited to, the following:

•	the impact of our separation from Morgan Stanley;

•	our ability to attract and retain employees;

•	the effect of political, economic and market conditions and geopolitical events;

•	changes in economic variables, such as the number and size of personal bankruptcy filings, the rate of unemployment and the levels of consumer confidence and consumer debt;

•	the level and volatility of equity prices, commodity prices and interest rates, currency values, investments and other market indices;

•	the availability and cost of funding and capital;

•	the actions and initiatives of current and potential competitors;

•	the impact of current, pending and future legislation, regulation and regulatory and legal actions;

•	material security breaches of key systems;

•	unforeseen and catastrophic events;

•	unanticipated developments relating to lawsuits, investigations or similar matters;

•	investor sentiment;

•	our reputation; and

•	the potential effects of technological changes.

The foregoing review of important factors should not be construed as exclusive and should be read in conjunction with the other cautionary statements that are included in this information statement. These factors expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf. Except for any ongoing obligations to disclose material information as required under U.S. federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this information statement, whether as a result of new information, future developments or otherwise.

THE DISTRIBUTION

Background and Reasons for the Distribution

On December 19, 2006, Morgan Stanley announced that its board of directors had approved the distribution of our common stock to its stockholders in a tax-free spin-off. Morgan Stanley has received a ruling from the Internal Revenue Service that, based on customary representations and qualifications, the distribution will be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes. Morgan Stanley is committed to periodic strategic reviews of its businesses. In December 2006, given record results and significant momentum in both its securities and cards and payments businesses, Morgan Stanley concluded that the two businesses could best execute their respective growth strategies as two stand-alone, well-capitalized companies with independent boards focused on enhancing stockholder value. Discover delivered record revenues (net interest income plus other income) and net income in 2006 and since the strategic review in 2005 at which time Morgan Stanley decided not to pursue a spin-off of Discover, it made considerable progress on its critical strategic initiatives and has begun to lay a strong foundation for future growth. We believe that our separation from Morgan Stanley will enhance stockholder value by creating numerous opportunities and benefits, including the following:

•

Fit and focus. Discover and Morgan Stanley management will be able to more clearly focus their efforts on their respective strategic priorities. Discover will be able to continue building its strong brand adding scale through new products and pursuing opportunities in payments. Morgan Stanley will be able to focus on priorities within its institutional securities, global wealth management group and asset management segments.

•

Enhancing competitive position. Discover and Morgan Stanley expect that the separation of Discover will eliminate the possibility that Morgan Stanley or Discover will be placed at a competitive disadvantage relative to their peers because potential clients and strategic partners view Discover or Morgan Stanley, respectively, as a competitor.

•

Increasing our ability to attract and retain employees. We believe that incentive compensation arrangements for key employees, directly related to the market performance of our common stock, will provide enhanced incentives for performance. The distribution will enable us to offer our key employees equity-based compensation directly linked to the performance of our business, which we expect to enhance our ability to attract and retain qualified personnel.

•

Improving ability to pursue strategic transactions. We expect that having a more focused equity currency will improve our ability to pursue strategic initiatives, including acquisitions, joint ventures and investments, subject to certain limitations under the Internal Revenue Code, as described below under “—Effect of Certain Acquisitions of Morgan Stanley Common Stock or Our Common Stock.”

Manner of Effecting the Distribution

The general terms and conditions of the distribution will be set forth in the separation and distribution agreement to be entered into by Morgan Stanley and us. For a description of the expected terms of that agreement, see “Arrangements Between Us and Morgan Stanley—Separation and Distribution Agreement.”

Overview. The distribution will be accomplished pursuant to the terms and conditions of the separation and distribution agreement, pursuant to which Morgan Stanley will distribute to its stockholders of record all of the outstanding shares of our common stock. As discussed under “—Trading of Morgan Stanley Common Stock After the Record Date and Prior to the Distribution,” if a holder of record of Morgan Stanley common stock sells those shares in the “regular way” market after the record date and prior to the distribution, that stockholder will also be selling the right to receive shares of Discover common stock in the distribution. The distribution will be made in book-entry form on the basis of one share of Discover common stock for every two shares of Morgan Stanley common stock held at the close of business on the record date of June 18, 2007. Morgan Stanley will instruct Mellon Investor Services, as distribution agent, to record the distribution on the distribution date to the holders of record of Morgan Stanley common stock at the close of business on the record date (or their designated transferees).

Book Entry Statements. A book-entry account statement reflecting your ownership of shares of Discover common stock will be mailed to you during the week of July 2, 2007, or your brokerage account will be credited for the shares on or about July 2, 2007.

Treatment of Fractional Shares

Fractional shares of our common stock will not be issued to Morgan Stanley stockholders as part of the distribution nor credited to book-entry accounts. Accordingly, record stockholders of an odd number of shares of Morgan Stanley common stock on the record date will receive cash in lieu of fractional shares. The distribution agent will aggregate all of the fractional shares and sell them in the open market at then prevailing prices on behalf of these stockholders. These stockholders will receive cash payments in the amount of their proportionate share of the net sale proceeds from the sale of the aggregated fractional shares, based upon the average gross selling price per share of our common stock after making appropriate deductions for required withholdings for U.S. federal income tax purposes, if any, and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to the sale of fractional shares. See “—Material U.S. Federal Income Tax Consequences of the Distribution” for a discussion of the U.S. federal income tax treatment of the proceeds received from the sale of fractional shares. We anticipate that these sales will occur as soon after the distribution date as practicable as determined by the distribution agent. None of Morgan Stanley, us or the distribution agent will guarantee any minimum sale price for the fractional shares. The distribution agent will have the sole discretion to select the broker-dealer(s) through which to sell the shares and to determine when, how and at what price to sell the shares. Further, neither the distribution agent nor the selected broker-dealer(s) will be our affiliate or an affiliate of Morgan Stanley.

Results of the Distribution

Following the distribution, Discover will be an independent, publicly traded company owning and operating what had previously been Morgan Stanley’s Discover segment. We expect to have approximately 115,000 stockholders of record and approximately 527 million shares of our common stock outstanding immediately following the distribution, based on the distribution ratio described above and the number of holders of record of Morgan Stanley shares on March 31, 2007. The actual number of shares to be distributed will be determined based on the number of shares of Morgan Stanley common stock outstanding on the record date. There will also be employee options to purchase, and restricted stock units convertible into, Discover common stock as described in “Arrangements Between Us and Morgan Stanley.” The distribution ratio may result in stockholders holding odd lots of Discover shares and this may make it more expensive for Discover stockholders to sell their shares.

You will not be required to make any payment for the shares of Discover common stock you receive, nor will you be required to surrender or exchange your shares of Morgan Stanley common stock or take any other action in order to receive Discover common stock. The distribution will not affect the number of outstanding Morgan Stanley shares or any rights of Morgan Stanley stockholders, although it will affect the market value of the outstanding Morgan Stanley common stock.

Material U.S. Federal Income Tax Consequences of the Distribution

The following discussion sets forth the material U.S. federal income tax consequences of the distribution. This discussion is based on the Code, Treasury regulations promulgated under the Code and judicial and administrative interpretations thereof, all as in effect as of the date of this information statement, all of which are subject to change at any time, possibly with retroactive effect. The discussion assumes that the distribution will be consummated in accordance with the separation and distribution agreement and as further described in this information statement. This is not a complete description of all of the consequences of the distribution and, in particular, may not address U.S. federal income tax considerations applicable to holders of Morgan Stanley common stock subject to special treatment under U.S. federal income tax law. Holders of Morgan Stanley common stock subject to special treatment include, for example:

•	financial institutions;

•	dealers in securities;

•	traders in securities who elect to apply a mark-to-market method of accounting;

•	insurance companies;

•	tax-exempt entities;

•	partnerships and other pass-through entities;

•	holders who acquired their shares pursuant to the exercise of an employee stock option or right or otherwise as compensation; and

•	holders who hold Morgan Stanley common stock as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction.

In addition, this discussion does not address the U.S. federal income tax consequences to holders of Morgan Stanley common stock who are not U.S. holders (as defined below) or who do not hold Morgan Stanley common stock as a capital asset. No information is provided in this information statement with respect to the tax consequences of the distribution under applicable foreign or state or local laws.

For purposes of this information statement, a “U.S. holder” means any beneficial owner of Morgan Stanley common stock, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996, and has properly elected under applicable Treasury regulations to be treated as a U.S. person.

Holders of Morgan Stanley common stock are urged to consult with their tax advisors regarding the tax consequences of the distribution to them, as applicable, including the effects of U.S. federal, state and local tax laws, as well as foreign and other tax laws.

The Distribution

Morgan Stanley has received a private letter ruling from the IRS to the effect that, among other things, the distribution (including certain related transactions) will be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes under sections 355, 368 and related provisions of the Code. Although a private letter ruling from the IRS generally is binding on the IRS, if the factual assumptions or representations made in the private letter ruling request are untrue or incomplete in any material respect, then Morgan Stanley will not be able to rely on the ruling. In addition, Morgan Stanley expects to receive an opinion of counsel addressing certain requirements, the satisfaction of which will be assumed in the private letter ruling, that must be met in order for the distribution to qualify under sections 355, 368 and related sections of the Code.

Assuming (i) the continued validity of the private letter ruling from the IRS and of the opinion of counsel and (ii) that the distribution of our common stock to Morgan Stanley stockholders in connection with the distribution is not otherwise disqualified as tax-free for the reasons set forth under “—Effect of Certain Acquisitions of Morgan Stanley Common Stock or Our Common Stock” below, the material U.S. federal income tax consequences of the distribution will be as follows:

•	the distribution will not generally result in any taxable income, gain or loss to Morgan Stanley;

•	no taxable income, gain or loss will be recognized by any U.S. holder solely as the result of the receipt of our common stock in the distribution;

•

a U.S. holder will recognize capital gain or loss on any cash received in lieu of a fractional share of our common stock equal to the difference between the amount of cash received in lieu of the fractional share and the portion of the aggregate tax basis of the Morgan Stanley common stock that is allocable to such fractional share as set forth below;

•

the aggregate tax basis of the Morgan Stanley common stock and our common stock, including any fractional share in lieu of which cash is received, in the hands of a U.S. holder immediately after the distribution will be the same as the aggregate tax basis of the Morgan Stanley common stock held by such holder immediately before the distribution, allocated between the Morgan Stanley common stock and our common stock in proportion to their relative fair market values on the distribution date; and

•

the holding period of our common stock received by a U.S. holder will include the holding period of such holder’s Morgan Stanley common stock, provided that the Morgan Stanley common stock is held as a capital asset on the distribution date.

As described above, the private letter ruling and the opinion of counsel are based, in part, on certain assumptions and representations as to factual matters. If any of those assumptions or representations is untrue or incomplete as of the effective time of the distribution, the tax consequences of the distribution could differ materially from those described above.

If the distribution were not to qualify for tax-free treatment under sections 355, 368 and related provisions of the Code, Morgan Stanley would recognize taxable gain equal to the excess of the fair market value of our stock over Morgan Stanley’s tax basis in our stock. Under certain circumstances, we would be required under the U.S. tax sharing agreement to indemnify Morgan Stanley for all or a portion of this liability. See “Arrangements Between Us and Morgan Stanley—Tax Sharing Agreements.” In addition, each U.S. holder who receives our common stock in the distribution would be treated as receiving a taxable distribution in an amount equal to the fair market value of our common stock received.

Morgan Stanley and Discover may incur some tax cost in connection with the distribution (as a result of certain intercompany transactions or as a result of certain differences between federal and foreign tax rules), whether or not the distribution qualifies for tax-free treatment under sections 355, 368 and related provisions of the Code.

Effect of Certain Acquisitions of Morgan Stanley Common Stock or Our Common Stock

Even if the distribution otherwise qualifies as a tax-free distribution under section 355 of the Code, the distribution may result in significant U.S. federal income tax liabilities to Morgan Stanley if 50% or more of Morgan Stanley stock or our stock (in each case by vote or value) is acquired, directly or indirectly, by one or more persons as part of a plan (or series of related transactions) that includes the distribution. For purposes of this test, any acquisitions of Morgan Stanley stock or our stock, or any agreement, understanding, arrangement or substantial negotiations regarding an acquisition of Morgan Stanley stock or our stock within two years before or after the distribution are subject to special scrutiny.

The process for determining whether a change in control prohibited under the foregoing rules has occurred is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If a direct or indirect acquisition of Morgan Stanley stock or our stock resulted in a change in control prohibited under those rules, Morgan Stanley (but not its stockholders) would recognize taxable gain as described above. Under certain circumstances, we would be required under the U.S. tax sharing agreement to indemnify Morgan Stanley for this liability. See “Arrangements Between Us and Morgan Stanley—Tax Sharing Agreements.”

Information Reporting and Backup Withholding

Current Treasury regulations require each holder of Morgan Stanley common stock (i) who owns immediately prior to the distribution (a) at least five percent of the total outstanding stock of Morgan Stanley or (b) securities of Morgan Stanley with an aggregate tax basis of $1,000,000 or more and (ii) who receives our common stock in the distribution to attach a statement relating to the distribution to the stockholder’s federal income tax return for the year in which the distribution occurs.

Information reporting and backup withholding will apply with respect to cash proceeds received in lieu of a fractional share of our common stock only if such proceeds equal or exceed $20.

The foregoing sets forth the material U.S. federal income tax consequences of the distribution under current law. This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the distribution. Each beneficial owner of Morgan Stanley common stock is encouraged to consult his, her or its tax advisor as to the particular consequences of the distribution to the stockholder, including the application of state, local and foreign tax laws, and as to possible prospective or retroactive changes in tax law that might affect the tax consequences described above.

Market for Our Common Stock; Trading of Our Common Stock Prior to the Distribution

There is currently no trading market for our common stock. Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “DFS.” We expect that a limited market, commonly known as a “when-issued” trading market, for our common stock will begin on or about the week of June 11, 2007. The term “when-issued” means that shares can be traded prior to the time shares are available or issued. We expect that on the first trading day following the distribution date, “when-issued” trading in our common stock will end and “regular way” trading will begin. “Regular way” trading refers to trading after a security has been issued and typically involves a transaction that settles on the third full business day following the date of a trade. We have not and will not set the initial price of our common stock; that price will be established by the public markets.

We cannot predict the price at which our common stock will trade before or after the distribution. In fact, the combined trading prices of Discover common stock and Morgan Stanley common stock after the distribution may be less than, equal to or greater than the trading price of Morgan Stanley common stock prior to the distribution. See “Risk Factors—Risks Related to the Distribution—Because there has not been any public market for our common stock, the market price and trading volume of our common stock may be volatile.”

Shares of our common stock distributed to holders of Morgan Stanley common stock in the distribution will be transferable under the Securities Act of 1933, as amended (the “Securities Act”), except for shares received by persons who may be deemed to be our affiliates. Persons who may be deemed to be our affiliates after the distribution generally include individuals or entities that control, are controlled by or are under common control with us and may include certain of our officers, directors or principal stockholders. After we become a publicly traded company, securities held by our affiliates will be subject to the resale restrictions under the Securities Act. Our affiliates will be permitted to sell shares of our common stock only pursuant to an effective registration statement or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

Trading of Morgan Stanley Common Stock After the Record Date and Prior to the Distribution

Beginning on or shortly before the record date and through the distribution date, Morgan Stanley expects there will be two concurrent markets in which to trade Morgan Stanley common stock: a “regular way” market and a “when-issued” market. Shares of Morgan Stanley common stock that trade on the “regular way market” will trade with an entitlement to shares of our common stock distributed in connection with the distribution.

Shares that trade on the “when-issued” market will trade without an entitlement to shares of our common stock distributed in connection with the distribution. Therefore, if you own shares of Morgan Stanley common stock at the close of business on the record date and sell those shares on the “regular way” market on or prior to the distribution date, you also will be selling your right to receive the shares of our common stock that would have been distributed to you in connection with the distribution. If you sell those shares of Morgan Stanley common stock on the “when-issued” market prior to or on the distribution, you will still receive the shares of our common stock that were to be distributed to you pursuant to your ownership of the shares of Morgan Stanley common stock. If you purchase shares of Morgan Stanley common stock on the “when-issued” market after the record date or in the “regular way” market after the distribution date, you will not receive an entitlement to shares of our common stock distributed in the distribution.

Distribution Conditions and Termination

We expect that the distribution will occur on June 30, 2007, provided that, among other things:

•

the SEC has declared effective our registration statement on Form 10, of which this information statement is a part, under the Exchange Act and no stop order relating to our Form 10 registration statement is in effect;

•

Morgan Stanley has received a tax ruling and/or an opinion of counsel, in each case satisfactory to Morgan Stanley, to the effect that, among other things, the distribution (and certain related transactions) will be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes;

•	the New York Stock Exchange has approved our common stock for listing, subject to official notice of issuance;

•	all material governmental and third-party approvals and consents have been obtained; and

•	no event or development has occurred or exists that in the judgment of Morgan Stanley’s board of directors, in its sole discretion, makes it inadvisable to effect the distribution.

Treatment of Employee Stock Options and Restricted Stock Units

Following the distribution, and pursuant to the provisions of the respective plan documents, holders of Morgan Stanley restricted stock units (RSUs) and options who are active employees of Discover at the time of distribution will have their Morgan Stanley RSUs and options converted into newly-issued Discover RSUs and options pursuant to a conversion formula described below that is intended to preserve the “intrinsic” value of their pre-distribution RSUs and options. The conversion formula was approved by the Morgan Stanley Compensation, Management Development and Succession Committee, whose members will not receive Discover RSUs or options in the distribution. The RSUs and options so issued will have substantially the same terms, including expiration date and vesting schedule, as the converted Morgan Stanley RSUs and Options.

A conversion ratio will be used to calculate the number of Discover RSUs and the number and exercise price of Discover options that active employees of Discover at the time of distribution will receive upon the conversion of their Morgan Stanley RSUs and options. This ratio will be calculated by dividing the closing price of Morgan Stanley common stock immediately prior to the distribution by the opening price of Discover common stock immediately following the distribution, in each case as reported on the New York Stock Exchange. The holder will receive a number of Discover RSUs and options equal to the conversion ratio multiplied by the number of Morgan Stanley RSUs and options, respectively, held by such holder. The exercise price of each Discover option will be determined by dividing the exercise price of the Morgan Stanley option by the conversion ratio.

Set forth below is an example of how the conversion would work. For purposes of this illustration, we assume that the closing price of Morgan Stanley common stock immediately prior to the distribution is $100.00, and the opening price of Discover common stock immediately following the distribution is $25.00, resulting in a conversion ratio of 4.0 ($100.00/$25.00).

Restricted Stock Units

Number of Morgan Stanley RSUs held immediately prior to the distribution	50
multiplied by
Conversion ratio	4.0

Number of Discover RSUs to be issued upon conversion	200

How intrinsic value is preserved:

	Share Price	# of RSUs	Intrinsic value
Morgan Stanley immediately prior to the distribution	$100	50	$5,000
Discover immediately following the distribution	$25	200	$5,000

Options

Number of Morgan Stanley options held immediately prior to the distribution	50
multiplied by
Conversion ratio	4.0

Number of Discover options to be issued upon conversion	200

Exercise price of each Morgan Stanley option immediately prior to the distribution	$50
divided by
Conversion Ratio	4.0

Exercise price of each Discover option to be issued upon conversion	$12.50

How intrinsic value is preserved:

	Share Price	Strike Price	# of options	Intrinsic value
Morgan Stanley immediately prior to the distribution	$100.00	$50.00	50	$2,500
Discover immediately following the distribution	$25.00	$12.50	200	$2,500

All other holders of Morgan Stanley employee stock options and RSUs will have their existing Morgan Stanley RSUs and options similarly adjusted to preserve the “intrinsic” value of their pre-distribution RSUs and options.

Interests of Morgan Stanley Directors and Executive Officers in the Distribution

Following the distribution, none of the directors or executive officers of Morgan Stanley will be directors or executive officers of Discover. A majority of the directors and executive officers of Morgan Stanley own shares of Morgan Stanley common stock and will receive shares of Discover common stock in the distribution on the same terms as other Morgan Stanley stockholders. All of the Morgan Stanley directors and executive officers hold Morgan Stanley RSUs and/or options, which will be adjusted following the distribution pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution RSUs and options.

Reason for Furnishing this Information Statement

This information statement is being furnished solely to provide information to Morgan Stanley stockholders who will receive shares of Discover common stock in connection with the distribution. It is not provided as an inducement or encouragement to buy or sell any of our securities. You should not assume that the information contained in this information statement is accurate as of any date other than the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and we undertake no obligation to update the information.

DIVIDEND POLICY

Following the distribution, our board of directors intends to consider our policy toward the payment and amount of dividends. The declaration and amount of future dividends, if any, will be determined by our board of directors and will depend on our financial condition, earnings, capital requirements, legal and regulatory constraints, industry practice and any other factors that our board of directors believes are relevant.

CAPITALIZATION

The following table sets forth our capitalization as of February 28, 2007:

•	on an actual basis; and

•	on a pro forma basis to give effect to the pro forma adjustments included in our unaudited pro forma condensed combined financial statements.

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the agreements which define our relationship with Morgan Stanley after the distribution. In addition, such adjustments are estimates and may not prove to be accurate.

You should read the information in the following table together with “Selected Historical and Pro Forma Combined Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Statements” and our audited combined financial statements and the related notes included elsewhere in this information statement.

As of February 28, 2007	Actual	Pro Forma
	(Unaudited)
	(dollars in millions)
Cash and cash equivalents	$2,503	$5,118

Long-term borrowings	1,506	1,706
Stockholder’s equity:
Paid-in capital	2,658	2,665
Retained earnings	2,742	2,631
Accumulated other comprehensive income	129	129

Total stockholder’s equity	5,529	5,425

Total capitalization	$7,035	$7,131

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Our unaudited pro forma condensed combined financial statements presented below have been derived from our audited combined financial statements for the year ended November 30, 2006 and from our unaudited condensed combined financial statements for the three months ended February 28, 2007. The pro forma adjustments and notes to the unaudited pro forma condensed combined financial statements give effect to the distribution of our common stock by Morgan Stanley and the other transactions contemplated by the separation and distribution agreement. These unaudited pro forma condensed combined financial statements should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited combined financial statements and the notes to those statements included elsewhere in this information statement.

Our unaudited pro forma condensed combined statement of income for the year ended November 30, 2006 and our unaudited pro forma condensed combined statement of income for the three months ended February 28, 2007 have been prepared as though the distribution had occurred as of December 1, 2005. The unaudited pro forma condensed combined statement of financial condition has been prepared as though the distribution had occurred on February 28, 2007. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events that are directly attributable to the distribution and related transaction agreements, and that are factually supportable and expected to have a continuing impact on us; however, such adjustments are subject to change based on the finalization of the terms of the distribution and the transaction agreements. See “Arrangements Between Us and Morgan Stanley—Separation and Distribution Agreement.” In addition, such adjustments are estimates and may not prove to be accurate.

Morgan Stanley currently provides portions of certain corporate functions on our behalf and allocates these costs to us. As a stand-alone public company, and as a direct result of our separation from Morgan Stanley, we will incrementally incur expenses in respect of these functions. Such functions include but are not limited to corporate communications, community affairs, government relations, human resources and benefit management, company management functions, treasury, investor relations, internal audit, business technology and corporate legal and compliance. We expect that Morgan Stanley will provide certain of these services to us on a transitional basis, primarily during the first year following the distribution. The annual costs associated with replacing these functions and establishing our own infrastructure related thereto, which we estimate subject to finalization of our plans to be in the range of $50 million to $60 million, have not been reflected in the unaudited pro forma condensed combined financial statements presented below. We also incur expenses in the form of corporate allocations from Morgan Stanley for the corporate functions they currently provide to us that will not recur after the distribution. The total amount of these allocations from Morgan Stanley was approximately $21 million in the three months ended February 28, 2007 and approximately $90 million in 2006. The net reduction in expenses associated with replacing these functions and establishing our own infrastructure related thereto have not been reflected in the unaudited pro forma condensed combined financial statements presented below. This net reduction in expenses is not expected to be realized until the transition is complete. During the transition, principally in the remaining quarters of 2007, expenses will be greater than historical levels, reflecting transition related expenses.

In connection with the distribution, we expect to replace funding provided through Morgan Stanley intercompany arrangements with alternative sources at market rates available to us. We expect to settle any outstanding intercompany payables, which amounted to $200 million as of February 28, 2007, we have with Morgan Stanley. In addition, we expect to make a dividend payment to Morgan Stanley in an amount equal to the amount by which our stockholder’s equity exceeds our targeted stockholder’s equity prior to distribution. Our targeted stockholder’s equity is based upon, among other things, management’s view of underlying business risk, regulatory requirements, and rating agency views. As of February 28, 2007, management determined that $5.4 billion of capital was appropriate to support our business. The following table summarizes the anticipated intercompany funding repayments and additional dividend payments associated with the distribution, with balances as of February 28, 2007.

At February 28, 2007
(dollars in millions)
Morgan Stanley Global Wealth Management Bank Deposit Program	$2,615
Short-term borrowings used to finance cash collateral account	886
Short-term borrowings used to finance U.K. card business	1,746
Long-term borrowings used to finance fixed assets	564
Long-term borrowings used to finance U.K. card business	687

Total intercompany borrowings	6,498
Pro forma dividend payment to Morgan Stanley	100

Total funding and dividend payments	$6,598

We also expect to lengthen the maturity profile of borrowings and increase the amount of stand-alone liquidity held. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

The pro forma adjustments include the following items:

•

The distribution of approximately 527 million shares of our common stock to the stockholders of Morgan Stanley and the payment of a cash dividend to Morgan Stanley of $100 million for the first quarter of 2007 funded by us through various sources.

•	Compensation expenses related to equity awards granted under Discover’s Omnibus Incentive and Directors’ Compensation plans.

•	The replacement of intercompany debt payable to Morgan Stanley with deposits and other funding obtained by us that we intend to have in place on or prior to the distribution.

•

The establishment of and costs relating to additional liquidity sources in conjunction with our liquidity and funding policies to replace liquidity previously sourced by Morgan Stanley. These sources will provide us with liquidity to satisfy the necessary regulatory, rating agency and contingency funding requirements. The liquidity sources include:

•

A liquidity reserve of approximately $5 billion composed of short-term, highly liquid assets, funded principally through deposits sourced by us. As of March 31, 2007, our liquidity reserve was $5.2 billion. These deposits were sourced through various distribution channels, which include Morgan Stanley and other broker-dealers. None of these deposits were issued to Morgan Stanley.

•

An incremental $1.2 billion in unutilized asset-backed commercial paper conduit capacity, in the form of 364-day committed agreements with third-party banks, increasing total unused capacity to approximately $2.4 billion; and

•

A multi-year unsecured committed credit facility of at least $1.75 billion, provided by a group of major global banks and available to both Discover Financial Services as well as our Discover Bank subsidiary.

The unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only and do not reflect what our combined financial condition and results of operations would have been had the distribution occurred at the beginning of all periods presented and are not necessarily indicative of our future financial condition and future results of operations.

Discover Financial Services

Unaudited Pro Forma Condensed Combined Statement of Financial Condition

As of February 28, 2007	Historical	Pro Forma Adjustments		Pro Forma
	(in millions)
Assets
Cash and cash equivalents	$2,503	$(212	)(a)	$5,118
		2,827	(b)
Investment securities	86	—		86
Net loan receivables	21,818	—		21,818
Accrued interest receivable	105	—		105
Amounts due from asset securitization	3,351	—		3,351
Premises and equipment, net	658	—		658
Goodwill	534	—		534
Intangible assets, net	197	—		197
Other assets	512	24	(c)	536

Total assets	$29,764	$2,639		$32,403

Liabilities
Deposits:
Interest bearing deposit accounts	$17,576	$6,081	(d)	$21,042
		(2,615	)(d)
Non-interest bearing deposit accounts	86	—		86

Total deposits	17,662	3,466		21,128

Short-term borrowings:
Short-term borrowings from Morgan Stanley	2,632	(2,632	)(e)	—
Other short-term borrowings	540	(540	)(f)	2,433
		2,433	(g)

Total short-term borrowings	3,172	(739)		2,433

Long-term borrowings:
Long-term debt from Morgan Stanley	1,251	(1,251	)(h)	—
Other long-term debt and bank notes	255	564	(i)	1,706
		887	(j)

Total long-term borrowings	1,506	200		1,706

Accrued interest payable	151	—		151
Accrued expenses and other liabilities	1,744	16	(k)	1,560
		(200	)(l)

Total liabilities	24,235	2,743		26,978

Stockholder’s Equity
Paid-in capital	2,658	7	(m)	2,665
Retained earnings	2,742	(111	)(n)	2,631
Accumulated other comprehensive income	129	—		129

Total stockholder’s equity	5,529	(104)		5,425

Total liabilities and stockholder’s equity	$29,764	$2,639		$32,403

Discover Financial Services

Unaudited Pro Forma Condensed Combined Statement of Income

For the Three Months Ended February 28, 2007	Historical	Pro Forma Adjustments		Pro Forma
	(dollars in millions, except per share amounts)
Interest income	$680	$36	(b)	$716
Interest expense:
Deposits	187	(12	)(d)	270
		95	(d)
Short-term borrowings:
Short-term borrowings from Morgan Stanley	70	(70	)(e)	—
Other short-term borrowings	7	(7	)(f)	35
		35	(g)

Total short-term borrowings	77	(42)		35
Long-term borrowings:
Long-term borrowings from Morgan Stanley	17	(17	)(h)	—
Other long-term debt and bank notes	3	9	(i)	25
		13	(j)

Total long-term borrowings	20	5		25

Total interest expense	284	46		330

Net interest income	396	(10)		386
Provision for loan losses	195	—		195

Net interest income after provision for loan losses	201	(10)		191
Other income	825	—		825
Other expense	655	7	(m)	663
		1	(o)

Income before income tax expense	371	(18)		353
Income tax expense	137	(7	)(p)	130

Net income	$234	$(11)		$223

Earnings per share(q)
Basic				$0.44
Diluted				$0.42
Weighted average shares outstanding (000s)(q)
Basic				504,593
Diluted				528,956

For the Year Ended November 30, 2006	Historical	Pro Forma Adjustments		Pro Forma
Interest income	$2,459	$213	(b)	$2,672
Interest expense:
Deposits	670	(47	)(d)	981
		358	(d)
Short-term borrowings:
Short-term borrowings from Morgan Stanley	183	(183	)(e)	—
Other short-term borrowings	11	(11	)(f)	128
		128	(g)

Total short-term borrowings	194	(66)		128
Long-term borrowings:
Long-term borrowings from Morgan Stanley	62	(62	)(h)	—
Other long-term debt and bank notes	14	38	(i)	104
		52	(j)

Total long-term borrowings	76	28		104

Total interest expense	940	273		1,213

Net interest income	1,519	(60)		1,459
Provision for loan losses	756	—		756

Net interest income after provision for loan losses	763	(60)		703
Other income	3,539	—		3,539
Other expense	2,719	51	(m)	2,775
		5	(o)

Income before income tax expense	1,583	(116)		1,467
Income tax expense	506	(40	)(p)	466

Net income	$1,077	$(76)		$1,001

Earnings per share(q)
Basic				$1.98
Diluted				$1.89
Weighted average shares outstanding (000s)(q)
Basic				504,593
Diluted				528,956

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(a)	Represents net reduction to cash balance of $211 million related to pro forma adjustments, composed of the following:

Net income	$(11)
Stock Compensation Awards	7
Increase in Deferred Taxes	(24)
Increase in Taxes Payable	16
Decrease in Intercompany Payables	(200)
Increase in Cash Equivalents	(2,827)
Decrease in Short-Term Borrowings	(739)
Issuance of Long-Term Debt	1,451
Repayment of Long-Term Debt	(1,251)
Increase in Deposits	3,466
Dividends paid	(100)

Net decrease in cash	$(212)

(b)

Represents a $2.8 billion and $4.5 billion increase in our liquidity reserve for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, to reach a total reserve of $5 billion funded principally by interest bearing deposits. In the future, a portion of this liquidity reserve may also consist of investment securities, the effect of which would decrease Federal Funds sold (a component of cash and cash equivalents) and increase investment securities. Incremental interest income on Federal Funds sold reflects the increase in this liquidity reserve to $5 billion at interest rates of approximately 5.2% and 4.8% for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, estimated using the Federal Funds rate minus 10 basis points. The impact on interest income from a  1/8 of 1% change in interest rates is approximately $0.9 million for the three months ended February 28, 2007 and $5.6 million for the year ended November 30, 2006.

(c)	Represents the increase in deferred income taxes of $19 million due to the reversal of deferred intercompany transactions, $2 million due to discontinuing the filing of combined state returns with Morgan Stanley, and $3 million due to the pro forma adjustment for equity based incentive compensation.
(d)

Represents incremental deposits of approximately $6.1 billion sourced by us principally to provide an incremental $2.8 billion of funding to establish our $5 billion liquidity reserve, replace $540 million of externally sourced Federal Funds, replace $100 million in equity funding which was used for a dividend payment to Morgan Stanley, and replace amounts payable to Morgan Stanley. These amounts payable to Morgan Stanley include approximately $2.6 billion of deposits which are derived from the Global Wealth Management Bank Deposit Program and short-term borrowings derived from Morgan Stanley intercompany funding and Morgan Stanley Bank Federal Funds. Incremental interest expense on these deposits reflects interest rates of approximately 5.6% and 5.1% for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, estimated using 2-year brokered deposit rates swapped to a 3-month LIBOR floating rate basis. The impact on interest expense associated with these deposits from a  1/8 of 1% change in interest rates is approximately $2.6 million for the three months ending February 28, 2007 and $8.6 million for the year ending November 30, 2006. Historically, Discover Bank has utilized the brokered deposit market to obtain substantial funding volumes. Discover Bank issued a total of $12.1 billion in brokered deposits during 2005 and a total of $3.6 billion in brokered deposits during 2006, as funding requirements decreased, reducing the need to utilize this market. Our management believes that this market is a stable, reliable source of funding and expects that large issuance levels are attainable.

(e)	Represents the elimination of approximately $2.6 billion and $6.6 billion of short-term borrowings from Morgan Stanley composed of intercompany loans and Morgan Stanley Bank Federal Funds purchased for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively. These borrowings carried interest of approximately 5.4% and 4.6% for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively.
(f)

Represents the impact of the elimination of $540 million and $100 million of externally sourced Federal Funds for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively.

The eliminated Federal Funds, which carried interest at approximately 5.4% and 5.3% for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, reflects our reduced access to the external Federal Funds market as a financing source.

(g)

Represents the execution of approximately $2.4 billion and approximately $2.4 billion of new secured borrowing arrangements established by us for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively. The new secured borrowing arrangements include funding obtained to finance receivables previously funded through both short-term borrowings and long-term debt sourced by Morgan Stanley. Incremental interest expense on this financing reflects a rate of approximately 5.7% and 5.4% for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, estimated using secured financing pricing of 1-month LIBOR plus 34 basis points. The impact on interest expense associated with these borrowing arrangements from a  1/8 of 1% change in interest rates is approximately $0.8 million for the three months ending February 28, 2007 and $3.0 million for the year ending November 30, 2006. For pro forma purposes, it is assumed that these secured borrowings will remain on-balance sheet.

(h)	Represents the elimination of long-term Morgan Stanley intercompany funding, which carried interest at approximately 5.5% for the three months ended February 28, 2007 and the year ended November 30, 2006.
(i)

Represents approximately $564 million of incremental long-term funding, sourced by us through the public unsecured markets to replace a portion of long-term intercompany funding previously sourced by Morgan Stanley. Incremental interest expense on this debt reflects an interest rate of approximately 6.6% and 6.8% for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, estimated using historic unsecured debt levels for finance companies, equally weighted between BBB-rated and BB-rated corporate bond issuers. The impact on interest expense associated with this long-term debt from a  1/8 of 1% change in interest rates is approximately $0.2 million for the three months ending February 28, 2007 and $0.7 million for the year ended November 30, 2006.

(j)

Represents approximately $887 million of new secured borrowing arrangements established by us to finance the loans from the cash collateral accounts, used as credit enhancement for the securitization program and previously funded through short-term borrowings sourced by Morgan Stanley. Incremental interest expense on this financing reflects a rate of approximately 5.9% and 5.6% for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, estimated using secured financing pricing of one-month LIBOR plus 60 basis points. The impact on interest expense associated with these borrowing arrangements from a  1/8 of 1% change in interest rates is approximately $0.3 million for the three months ending February 28, 2007 and $1.2 million for the year ending November 30, 2006. For pro forma purposes, it is assumed that these secured loans will remain on-balance sheet.

(k)	Represents the increase in federal and state income tax liability due to discontinuing the filing of combined state returns with Morgan Stanley and the reversal of deferred intercompany transactions partially offset by the benefit associated with the pro forma reduction in pre-tax earnings.
(l)	Represents settlement of non-interest bearing intercompany payables due to Morgan Stanley.
(m)	Represents an estimated $7 million and an estimated $51 million for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, of incremental compensation expense related to earned benefit from equity awards granted under Discover’s Omnibus Incentive and Directors’ Compensation plans. The earned benefit estimates were derived based on plan vesting schedules and estimated fair value of the awards at the date of grant. The estimate for the year ended November 30, 2006 includes accelerated expense recognition reflecting timing of award vesting and upfront recognition for employees qualifying as fully vested under plan guidelines.
(n)	Represents a decrease in retained earnings to reflect the impact of pro forma adjustments on net income and a dividend distribution from us of $100 million to Morgan Stanley, to achieve our targeted stockholder’s equity at the time of the distribution. Our targeted stockholder’s equity is based upon, among other things, management’s view of underlying business risk, regulatory requirements, and rating agency views. As of February 28, 2007, management determined that $5.4 billion of capital was appropriate to support our business.
(o)

Represents an estimated $1 million and an estimated $5 million, for the three months ended February 28, 2007 and the year ended November 30, 2006, respectively, of incremental fees and expenses associated with establishing new unsecured bank facility and asset-backed commercial paper conduit facilities, composed of an estimated $1.75 billion in an unsecured credit facility priced at an assumed 20 basis points and an incremental $1.2 billion in unutilized asset-backed commercial paper conduit capacity priced at an assumed 15 basis points.

(p)	Pro forma effective state tax rate has been increased from 1.8% to 2.3% to reflect additional state tax liability as a consequence of not being combined with Morgan Stanley. Income tax has been adjusted for a revaluation of the net deferred state income tax asset to reflect the higher rate.
(q)	The calculation of pro forma basic earnings per share and average shares outstanding is based on the average number of shares of Morgan Stanley common stock outstanding for the quarter ended February 28, 2007 adjusted for the distribution ratio of one share of Discover common stock for every two shares of Morgan Stanley common stock. The calculation of pro forma diluted earnings per share and shares outstanding is based on the average number of shares of Morgan Stanley common stock outstanding for the quarter ended February 28, 2007 and average diluted shares of common stock outstanding for the quarter ended February 28, 2007 adjusted for the same distribution ratio. This calculation may not be indicative of the dilutive effect that will actually result from the replacement or adjustment of Morgan Stanley stock-based awards held by Discover employees and employees of Morgan Stanley or the grant of new stock-based awards. The number of dilutive shares of Discover common stock that will result from Morgan Stanley stock options, restricted stock awards and restricted stock units held by our employees will not be determined until immediately after the distribution. However, we currently expect the number of dilutive shares resulting from the replacement of Discover employees’ Morgan Stanley stock options, restricted stock awards and restricted stock units could be greater than one dilutive share of Discover common stock after the distribution for every two dilutive shares of Morgan Stanley common stock held prior to the distribution.

SELECTED HISTORICAL AND PRO FORMA COMBINED DATA

The following table presents our selected historical and pro forma financial data and operating statistics. The statement of income data for each of the years in the three-year period ended November 30, 2006 and the statement of financial condition data as of November 30, 2006 and 2005 have been derived from our audited combined financial statements included elsewhere in this information statement. The statement of income data for the years ended November 30, 2003 and 2002 and the statement of financial condition data as of November 30, 2004, 2003 and 2002 are derived from the unaudited combined financial statements not included elsewhere in this information statement. The statement of income data for the three months ended February 28, 2007 and 2006 and statement of financial condition data as of February 28, 2007 are derived from our unaudited condensed combined financial statements included elsewhere in this information statement. The unaudited condensed combined financial statements have been prepared on the same basis as the audited combined financial statements, and in the opinion of our management include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the information set forth in this information statement. The unaudited pro forma statement of income and financial condition data have been derived from our unaudited condensed combined financial statements for the three months ended February 28, 2007 and our audited combined financial statements for the year ended November 30, 2006 and include adjustments that give effect to transactions contemplated by the separation and distribution agreement.

The selected historical and pro forma financial data and operating statistics presented below should be read in conjunction with our audited combined financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The combined financial information may not be indicative of our future performance and does not necessarily reflect what the financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation and distribution from Morgan Stanley. See “Unaudited Pro Forma Condensed Combined Financial Statements” for additional discussion of the anticipated changes. The unaudited condensed combined financial statements are not necessarily indicative of the results to be expected for any other interim period or for the year ending November 30, 2007. However, in the opinion of management, the unaudited condensed combined financial statements include all normal recurring adjustments that are necessary for the fair presentation of the results for interim periods.

Included in the selected historical financial data are certain amounts and statistics reported on a managed basis. Our senior management evaluates business performance and allocates resources using financial data that is presented on a managed basis. Managed loans consist of our on-balance sheet loan portfolio, loans held for sale and transferred loans against which beneficial interests have been issued through securitization transactions. Owned loans, a subset of managed loans, refers to our on-balance sheet loan portfolio and loans held for sale includes the undivided seller’s interest we retain in our securitizations. A managed basis presentation, which is not a presentation in accordance with accounting principles generally accepted in the United States (“GAAP”), involves reporting securitized loans with our owned loans in the managed basis statements of financial condition and reporting the earnings on securitized loans in the same manner as the owned loans instead of as securitization income. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—GAAP to Managed Reconciliations.”

Discover Financial Services

Selected Historical and Pro Forma Data

	For the Three Months Ended February 28,			For the Years Ended November 30,
	2007 Pro Forma	2007	2006	2006 Pro Forma	2006	2005	2004	2003	2002
	(dollars in thousands)
Statement of Income Data:
Interest income	$716,000	$680,305	$586,431	$2,672,000	$2,458,526	$2,174,811	$1,859,504	$2,048,695	$2,374,782
Interest expense	330,000	283,959	228,746	1,213,000	940,040	776,479	647,622	789,667	1,048,402

Net interest income	386,000	396,346	357,685	1,459,000	1,518,486	1,398,332	1,211,882	1,259,028	1,326,380
Provision for loan losses	195,000	195,386	154,828	756,000	755,637	878,486	925,549	1,266,113	1,336,753

Net interest income after provision for loan losses	191,000	200,960	202,857	703,000	762,849	519,846	286,333	(7,085)	(10,373)
Other income	825,000	825,677	889,275	3,539,000	3,538,939	2,937,037	3,248,386	3,313,478	3,469,421
Other expense	663,000	655,176	607,235	2,775,000	2,719,483	2,532,627	2,315,812	2,279,485	2,314,030

Income before income tax expense	353,000	371,461	484,897	1,467,000	1,582,305	924,256	1,218,907	1,026,908	1,145,018
Income tax expense	130,000	137,829	179,474	466,000	505,689	346,341	442,654	378,277	403,483

Net income	$223,000	$233,632	$305,423	$1,001,000	$1,076,616	$577,915	$776,253	$648,631	$741,535

Statement of Financial Condition Data (as of):
Total assets	$32,403,000	$29,763,803			$29,067,242	$26,943,923	$24,122,009	$24,032,743	$28,745,843
Allowance for loan losses		$793,850			$832,483	$838,848	$942,721	$1,001,656	$927,351
Long-term borrowings	$1,706,000	$1,506,450			$1,507,578	$863,745	$1,198,406	$931,554	$3,533,471
Total stockholder’s equity	$5,425,000	$5,528,658			$5,774,772	$4,600,449	$4,021,349	$3,809,285	$4,391,849
Total average interest earning assets		$27,834,723			$25,546,145	$23,783,731	$20,627,761	$22,862,081	$24,341,797
Total average interest bearing liabilities		$22,190,631			$19,830,983	$18,656,289	$15,717,897	$17,802,398	$19,902,841

Earnings per share
Basic	$0.44			$1.98
Diluted	$0.42			$1.89
Weighted average shares outstanding (000s)
Basic	504,593			504,593
Diluted	528,956			528,956
Ratios:
Net interest margin		5.70%	5.43%		5.94%	5.88%	5.88%	5.51%	5.45%
Return on equity		15%	25%		19%	13%	18%	14%	17%
Return on average assets		3.10%	4.42%		3.93%	2.29%	3.54%	2.68%	2.87%
Average stockholder’s equity to average total assets		20%	18%		21%	18%	20%	19%	17%
Selected Statistics:
Total Credit Card Loans
Credit card loans—owned		$22,520,861	$19,924,447		$23,646,901	$22,496,211	$19,723,758	$18,929,973	$22,152,916
Average credit card loans—owned		$24,760,587	$21,976,158		$21,656,295	$19,931,636	$17,608,445	$19,530,515	$20,659,058
Owned interest yield		10.41%	9.87%		10.38%	10.12%	10.05%	10.02%	11.03%
Owned interest spread		5.22%	5.45%		5.64%	5.96%	5.93%
Owned net principal charge-off rate		3.77%	4.54%		3.79%	4.84%	5.53%	6.05%	6.06%
Owned delinquency rate (over 30 days)		3.15%	2.99%		3.22%	3.69%	4.08%	5.36%	5.32%
Owned delinquency rate (over 90 days)		1.55%	1.37%		1.53%	1.62%	1.97%	2.53%	2.41%
Return on owned receivables		3.77%	5.56%		4.97%	2.90%	4.41%	3.32%	3.59%
Credit card loans—managed		$50,840,710	$47,825,400		$50,350,328	$46,936,274	$48,261,402	$48,357,810	$51,143,026
Average credit card loans—managed		$51,478,644	$47,574,515		$48,216,546	$47,330,143	$47,386,940	$50,863,666	$49,835,338
Managed interest yield		12.25%	12.13%		12.36%	11.72%	11.84%	11.93%	12.64%
Managed interest spread		6.86%	7.46%		7.32%	7.82%	8.89%	8.75%	8.74%
Managed net principal charge-off rate		4.05%	5.06%		4.08%	5.23%	6.00%	6.60%	6.19%
Managed delinquency rate (over 30 days)		3.44%	3.45%		3.50%	3.98%	4.55%	5.97%	5.96%
Managed delinquency rate (over 90 days)		1.68%	1.61%		1.65%	1.75%	2.18%	2.82%	2.66%
Return on managed receivables		1.82%	2.57%		2.23%	1.22%	1.64%	1.28%	1.49%
Total Credit Card Volume
Domestic		$26,880,735	$25,053,865		$102,901,893	$98,224,437	$94,509,183	$93,746,658	$93,682,768
International(1)		3,578,199	1,750,085		11,881,465	5,907,089	5,077,478	4,128,177	3,598,647

Total		$30,458,934	$26,803,950		$114,783,358	$104,131,526	$99,586,661	$97,874,835	$97,281,415

Credit Card Sales Volume
Domestic		$22,037,053	$21,142,795		$86,385,577	$81,664,000	$76,035,714	$73,974,819	$71,463,658
International(1)		3,169,284	1,369,724		10,335,331	4,291,675	3,466,893	2,845,322	2,219,322

Total		$25,206,337	$22,512,519		$96,720,908	$85,955,675	$79,502,607	$76,820,141	$73,682,980

	For the Three Months Ended February 28,		For the Years Ended November 30,
	2007	2006	2006	2005	2004	2003	2002
	(dollars in thousands)
Other Consumer Loans
Domestic loan receivables	$90,846	$118,861	$95,849	$176,329	$287,909	$404,514	$412,349
International loan receivables	—	117,098	—	130,626	117,749	44,600	1,146

Total	$90,846	$235,959	$95,849	$306,955	$405,658	$449,114	$413,495

Transactions Processed on Networks (000’s)
Discover Network	361,700	339,522	1,399,933	1,301,024	1,226,414	1,208,505	1,191,242
PULSE Network(2)	520,866	424,657	1,856,477	1,555,782	—	—	—

Total	882,566	764,179	3,256,410	2,856,806	1,226,414	1,208,505	1,191,242

Domestic Credit Card Loans
Credit card loans—owned	$19,636,991	$17,251,924	$20,694,395	$20,434,977	$18,606,211	$17,586,884	$20,041,640
Average credit card loans—owned	$21,841,166	$19,911,585	$19,120,946	$18,644,660	$16,228,520	$17,938,722	$18,929,119
Owned interest yield	10.55%	10.04%	10.50%	10.16%	10.13%	10.15%	11.09%
Owned interest spread	5.37%	5.57%	5.71%	6.03%	6.09%	5.71%	5.62%
Owned net principal charge-off rate	3.43%	4.66%	3.64%	4.95%	5.75%	6.34%	6.32%
Owned delinquency rate (over 30 days)	2.97%	2.97%	3.05%	3.69%	4.19%	5.54%	5.59%
Owned delinquency rate (over 90 days)	1.46%	1.40%	1.44%	1.61%	2.03%	2.62%	2.53%
Credit card loans-managed	$46,266,012	$43,641,982	$45,706,222	$44,261,121	$45,690,728	$46,141,977	$49,031,750
Average credit card loans—managed	$46,870,259	$44,663,714	$44,277,249	$44,736,702	$45,018,288	$48,590,494	$48,105,399
Managed interest yield	12.45%	12.25%	12.53%	11.78%	11.91%	12.05%	12.73%
Managed interest spread	7.03%	7.59%	7.45%	7.95%	9.06%	8.94%	8.86%
Managed net principal charge-off rate	3.81%	5.08%	3.96%	5.30%	6.12%	6.75%	6.30%
Managed delinquency rate (over 30 days)	3.31%	3.43%	3.39%	3.98%	4.65%	6.09%	6.10%
Managed delinquency rate (over 90 days)	1.63%	1.62%	1.59%	1.75%	2.24%	2.88%	2.72%
International Credit Card Loans
Credit card loans—owned(1)	$2,883,870	$2,672,523	$2,952,506	$2,061,234	$1,117,547	$1,343,089	$2,111,276
Average credit card loans—owned(1)	$2,919,421	$2,064,573	$2,535,349	$1,286,976	$1,379,925	$1,591,793	$1,729,939
Owned interest yield	9.38%	8.16%	9.51%	9.63%	9.13%	8.51%	10.40%
Owned interest spread	4.14%	4.24%	5.15%	5.07%	3.87%	3.34%	5.32%
Owned net principal charge-off rate	6.29%	3.41%	4.94%	3.28%	2.94%	2.80%	3.26%
Owned delinquency rate (over 30 days)	4.35%	3.11%	4.36%	3.78%	2.23%	2.93%	2.76%
Owned delinquency rate (over 90 days)	2.16%	1.15%	2.16%	1.73%	0.96%	1.41%	1.26%
Credit card loans-managed(1)	$4,574,698	$4,183,418	$4,644,106	$2,675,153	$2,570,674	$2,215,833	$2,111,276
Average credit card loans—managed(1)	$4,608,384	$2,910,801	$3,939,297	$2,593,441	$2,368,652	$2,273,172	$1,729,939
Managed interest yield	10.25%	10.39%	10.38%	10.72%	10.62%	9.44%	10.40%
Managed interest spread	5.16%	5.59%	5.71%	5.72%	5.57%	4.65%	5.32%
Managed net principal charge-off rate	6.45%	4.70%	5.45%	4.10%	3.87%	3.44%	3.26%
Managed delinquency rate (over 30 days)	4.75%	3.70%	4.58%	3.95%	2.78%	3.29%	2.76%
Managed delinquency rate (over 90 days)	2.25%	1.51%	2.22%	1.81%	1.22%	1.60%	1.26%

(1)	The Goldfish and Liverpool Victoria portfolios were acquired in 2006.
(2)	PULSE was acquired in 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited combined financial statements and related notes included elsewhere in this information statement. Some of the information contained in this discussion and analysis constitutes forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this information statement particularly under “Special Note Regarding Forward-Looking Statements” and “Risk Factors.”

Unless otherwise specified, references to Notes to the audited combined financial statements are to the Notes to our audited combined financial statements as of November 30, 2006 and 2005 and for the three-year period ended November 30, 2006, and references to Notes to the unaudited condensed combined financial statements are to the Notes to our unaudited condensed combined financial statements as of February 28, 2007 and for the three months ended February 28, 2007 and 2006.

Introduction and Overview

We are a leading credit card issuer and electronic payment services company with one of the most recognized brands in U.S. financial services. We offer credit and prepaid cards and other financial products and services to qualified customers in the United States and United Kingdom, and provide payment processing and related services to merchants and financial institutions in the United States. Our fiscal year ends on November 30 of each year.

We strive to increase net income and achieve other business objectives by growing credit card loan receivables and increasing volume on our payments networks to generate interest and fee revenue, while controlling loan losses and expenses. Our primary revenues come from interest income earned on credit card loan receivables, securitization income derived from the transfer of credit card loan receivables and subsequent issuance of beneficial interests through securitization transactions, and fees earned from cardmembers, merchants and issuers. Our primary expenses include funding costs (interest expense), loan losses, cardmember rewards, and expenses incurred to grow and service our credit card loan receivables (e.g., compensation expense and marketing).

We are actively pursuing a strategy to increase acceptance of Discover Network cards among small and mid-size merchants. We have entered into or are currently pursuing arrangements with all major merchant acquirers to sign new and service existing small and mid-size merchants for acceptance of Discover Network cards.

We have undertaken a number of initiatives in an effort to restore profitability to our U.K. operations over the long term and offset the impact of higher loan losses and lower interchange and fee revenues. These initiatives include insourcing of our processing platform, consolidation of our operational centers, reductions in staffing, and achieving procurement efficiencies. In addition, we have revised certain risk policies, modified pricing for portions of the portfolio, implemented annual fees for certain customers, introduced new fee products and modified certain transaction based fees. We will monitor the impact of these initiatives to evaluate their effectiveness. However, we do not anticipate our U.K. operations becoming profitable in the near future and we expect our losses in the United Kingdom to increase in the second quarter.

Our business activities have been funded primarily through the process of asset securitization, the raising of consumer deposits, and intercompany lending from Morgan Stanley. In a credit card securitization, loan receivables are first transferred to securitization trusts, from which beneficial interests are issued to investors. We continue to own and service the accounts that generate the securitized loans. The trusts utilized by us to facilitate asset securitization transactions are not our subsidiaries and are independent from us. These trusts are excluded from our audited combined financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”). Because our securitization activities qualify as sales under GAAP and accordingly are not treated as secured financing transactions, we remove credit card loan receivables equal to the amount of the investor interests in securitized loans from the combined statements of financial condition. As a result, asset securitizations have a significant effect on our combined financial statements in that the portions of interest income, provision for loan losses and certain components of other income related to the transferred loans against which beneficial interests have been issued through securitization transactions are no longer recorded in our combined statements of income; however, they remain significant factors in determining the securitization income we receive on our retained beneficial interests in those transactions. Securitization income is our second most significant revenue category.

Our senior management evaluates business performance and allocates resources using financial data that is presented on a managed basis. Managed loans consist of our on-balance sheet loan portfolio, loans held for sale and loan receivables that have been transferred and against which beneficial interests have been issued through securitization transactions. Owned loans, a subset of managed loans, refers to our on-balance sheet loan portfolio and loans held for sale and includes the undivided seller’s interest we retain in our securitizations. A managed basis presentation, which is a non-GAAP presentation, involves reporting securitized loans with our owned loans in the managed basis statements of financial condition and reporting the earnings on securitized loans in the same manner as the owned loans instead of as securitization income. The managed basis presentation generally reverses the effects of securitization transactions; however, there are certain assets that arise from securitization transactions that are not reversed. Specifically, these assets are the cash collateral accounts that provide credit enhancement to the investors in the transactions and cardmember payments allocated to the securitized loans, both of which are held at the trusts, and the interest-only strip receivable, reflecting the estimated fair value of the excess cash flows allocated to securitized loans. Income derived from these assets representing interest earned on accounts at the trusts and changes in the fair value of the interest-only strip receivable also are not reversed in a managed presentation.

Management believes it is useful for investors to consider the credit performance of the entire managed loan portfolio to understand the quality of loan originations and the related credit risks inherent in the owned portfolio and retained interests in our securitizations. Managed loan data is also relevant because we service the securitized and owned loans, and the related accounts, in the same manner without regard to ownership of the loans.

Financial measures using managed data are non-GAAP financial measures. Whenever managed data is presented in this information statement, a reconciliation of the managed data to the most directly comparable GAAP-basis financial measure is provided. See “—GAAP to Managed Reconciliations.”

Key Developments Impacting Reported Results

•

In October 2005, new U.S. bankruptcy legislation took effect making it more difficult to declare bankruptcy. We experienced a surge in bankruptcy receipts leading up to the effective date of this legislation. We charge off bankrupt accounts at the end of the month that is 60 days following the receipt of notification of the bankruptcy, so in the second half of calendar 2005 we experienced higher charge-offs as a result of this legislation. October 2005 was the peak month for bankruptcy receipts during this transition to new legislation. October receipts, in accordance with our policy, were charged off in December 2005.

The results of 2005 were adversely impacted by a higher level of bankruptcy charge-offs, a negative revaluation of the interest-only strip receivable reflecting the impact on projected excess spread of elevated charge-offs in December 2005 and additional provisions to the allowance for loan losses for bankrupt accounts in the portfolio at November 30, 2005. We experienced a dramatic decline in bankruptcy receipts following the effective date of the new U.S. bankruptcy legislation. The results of 2006 benefited from a significantly lower level of bankruptcy charge-offs, a favorable revaluation of the interest-only strip receivable reflecting higher excess spread projections and a decrease in the level of allowance for loan losses. We believe the passing of this legislation negatively impacted 2005 and benefited the overall results of 2006.

•

In addition to the previously described impact of the surge in bankruptcy receipts, the underlying credit quality of loan receivables continued to improve in 2006 and 2005 as compared to prior periods.

•

The Federal Reserve raised short-term interest rates by 125 basis points and 200 basis points in 2006 and 2005, respectively. Certain of our interest earning assets and interest bearing liabilities have floating rates which are tied to short-term market indices such as the prime rate or LIBOR (London Interbank Offered Rate). Accordingly, the yields on floating rate interest earning assets, and the costs on floating rate interest bearing liabilities have increased over these periods. These impacts were not equal and offsetting, as our proportion of floating rate interest bearing liabilities is generally greater than our proportion of floating rate interest earning assets. The rising interest rate environment also caused a decrease in the excess spread recognized on securitized loans as well as a negative impact on the revaluation of the interest-only strip receivable since nearly all rates of return paid to investors are at floating rates and interest yield on these securitized loans did not increase by a proportionate amount.

•

During 2006 and 2005, certain matters caused our use of certain funding sources, including the U.S. credit card securitization market, to vary from our historical use of this market for funding our business. Following Morgan Stanley’s announcement in April 2005 to explore a spin-off of Discover, the counterparty credit ratings on Discover Bank were lowered to their current levels. As a result of our lower credit ratings, we lost access to Federal Funds as a significant source of short-term financing, but were able to mitigate the impact by increasing short-term borrowings from Morgan Stanley.

In response to the exploration of the spin-off, Moody’s placed the asset-backed securities issued domestically by the trust under review for a possible downgrade, which we believe contributed to a temporary disruption in our ability to access the securitization markets. This disruption lasted approximately five months, at which time Moody’s re-affirmed the ratings on the asset backed securities. This deferral of new securitization transactions, as well as a high level of maturities of existing securitization transactions and the discontinued issuance of new short-term certificates from the Discover securitization trust in response to higher projected charge-offs following the October 2005 effective date of the new U.S. bankruptcy legislation, caused the level of securitized loans in 2005 to decrease below prior year levels. These effects lingered into 2006, causing outstanding securitization transactions to remain somewhat lower than historical levels on average. In August 2005, Morgan Stanley announced that it would not pursue a spin-off of Discover.

•

In October 2004, the DOJ prevailed in its antitrust lawsuit against Visa and MasterCard which challenged their exclusionary rules—rules that effectively precluded us from offering network services to financial institutions. Since then, we have accelerated our network growth by entering the debit market with the acquisition of PULSE, one of the nation’s leading ATM/debit networks, and by signing card issuing agreements with a number of financial institutions.

•

During 2004, in response to industry-wide regulatory guidance in the United States, we modified our overlimit fee policies and procedures to stop charging overlimit fees for accounts meeting specific criteria. These modifications resulted in lower levels of overlimit fee revenue in 2006 and 2005, which is included in loan fee income.

•

During the last three years, there have been increasing regulatory initiatives in the United Kingdom with respect to late and overlimit fees, interchange fees and the sale of retail insurance products and a relaxation of bankruptcy laws that have made it more difficult to collect on delinquent accounts and easier for cardmembers to declare bankruptcy. These changes contributed to increased U.K. bankruptcy charge-offs and lower late fee, overlimit fee and interchange revenues.

•	In February 2006, we acquired the Goldfish credit card business in the United Kingdom, adding approximately $1.4 billion in receivables.

Segments

We manage our business activities in three segments: U.S. Card, International Card and Third-Party Payments. In compiling the segment results that follow, the U.S. Card segment bears all overhead costs that are not specifically associated with a particular segment and all costs associated with Discover Network marketing, servicing and infrastructure, with the exception of an allocation of direct and incremental costs driven by the Third-Party Payments segment.

U.S. Card. The U.S. Card segment offers Discover Card-branded credit cards issued to individuals and small businesses over the Discover Network. Also included within the U.S. Card segment are our other consumer products and services businesses, including prepaid and other consumer lending and deposit products offered through our subsidiary, Discover Bank.

International Card. The International Card segment offers consumer finance products and services in the United Kingdom, including Morgan Stanley-branded, Goldfish-branded and various affinity-branded credit cards issued on the MasterCard and Visa networks.

Third-Party Payments. The Third-Party Payments segment includes PULSE and our third-party payments business.

The following table presents segment data for the three months ended February 28, 2007 and 2006, and the years ended November 30, 2006, 2005 and 2004, on a managed basis (dollars in thousands), and a reconciliation to a GAAP presentation.

	Managed basis					GAAP basis
	U.S. Card	International Card	Third-Party Payments	Total	Securitization Adjustment(1)	Total
For the Three Months Ended February 28,

2007
Interest income	$1,481,992	$117,118	$574	$1,599,684	$(919,379)	$680,305
Interest expense	593,610	52,201	15	645,826	(361,867)	283,959

Net interest income	888,382	64,917	559	953,858	(557,512)	396,346
Provision for loan losses	406,076	76,584	—	482,660	(287,274)	195,386
Other income	490,003	34,754	30,682	555,439	270,238	825,677
Other expense	571,283	64,572	19,321	655,176	—	655,176

Income (loss) before income tax expense	$401,026	$(41,485)	$11,920	$371,461	$—	$371,461

2006
Interest income	$1,397,284	$77,488	$343	$1,475,115	$(888,684)	$586,431
Interest expense	503,875	35,240	13	539,128	(310,382)	228,746

Net interest income	893,409	42,248	330	935,987	(578,302)	357,685
Provision for loan losses	466,573	40,631	—	507,204	(352,376)	154,828
Other income	600,694	35,335	27,320	663,349	225,926	889,275
Other expense	536,894	47,754	22,587	607,235	—	607,235

Income (loss) before income tax expense	$490,636	$(10,802)	$5,063	$484,897	$—	$484,897

For the Years Ended November 30,

2006
Interest income	$5,748,698	$416,986	$1,801	$6,167,485	$(3,708,959)	$2,458,526
Interest expense	2,160,569	176,997	23	2,337,589	(1,397,549)	940,040

Net interest income	3,588,129	239,989	1,778	3,829,896	(2,311,410)	1,518,486
Provision for loan losses	1,663,472	238,172	—	1,901,644	(1,146,007)	755,637
Other income	2,097,676	165,160	110,700	2,373,536	1,165,403	3,538,939
Other expense	2,381,880	254,074	83,529	2,719,483	—	2,719,483

Income (loss) before income tax expense	$1,640,453	$(87,097)	$28,949	$1,582,305	$—	$1,582,305

2005
Interest income	$5,409,381	$294,343	$673	$5,704,397	$(3,529,586)	$2,174,811
Interest expense	1,671,331	129,671	95	1,801,097	(1,024,618)	776,479

Net interest income	3,738,050	164,672	578	3,903,300	(2,504,968)	1,398,332
Provision for loan losses	2,263,617	126,462	—	2,390,079	(1,511,593)	878,486
Other income	1,753,828	97,691	92,143	1,943,662	993,375	2,937,037
Other expense	2,272,126	167,635	92,866	2,532,627	—	2,532,627

Income (loss) before income tax expense	$956,135	$(31,734)	$(145)	$924,256	$—	$924,256

2004(2)
Interest income	$5,441,349	$259,746	$—	$5,701,095	$(3,841,591)	$1,859,504
Interest expense	1,234,400	104,766	—	1,339,166	(691,544)	647,622

Net interest income	4,206,949	154,980	—	4,361,929	(3,150,047)	1,211,882
Provision for loan losses	2,713,115	83,107	—	2,796,222	(1,870,673)	925,549
Other income	1,878,558	90,454	—	1,969,012	1,279,374	3,248,386
Other expense	2,163,246	152,566	—	2,315,812	—	2,315,812

Income before income tax expense	$1,209,146	$9,761	$—	$1,218,907	$—	$1,218,907

(1)	The Securitization Adjustment column presents the effect of loan securitization by recharacterizing as securitization income the portions of the following items that relate to the securitized loans: interest income, interest expense, provision for loan losses, discount and interchange revenue and loan fee revenues. Securitization income is reported in other income.
(2)	For the fiscal year ended November 30, 2004, the Third-Party Payments segment was insignificant and did not include PULSE, which was acquired on January 12, 2005.

The segment discussions that follow for the three months ended February 28, 2007 and 2006, and the years ended November 30, 2006, 2005 and 2004 are on a managed basis.

U.S. Card

The U.S. Card segment reported pretax income of $401.0 million for the three months ended February 28, 2007, down 18% as compared to the three months ended February 28, 2006. The decrease in pretax income was driven by a decrease in other income and an increase in other expense partially offset by lower provision for loan losses. Other income decreased $110.7 million, or 18%, due to a lower valuation of our interest only strip receivable and a lower level of new securitization transactions. The valuation of our interest only strip receivable in the three months ended February 28, 2006 benefited from the effect of a sharp decline in bankruptcy receipts and lower level of related charge-offs following the October 2005 enactment of new U.S. bankruptcy legislation. The level of new securitization transactions in the three months ended February 28, 2006 was higher than the level in the 2007 period as 2006 reflected efforts to replace a high level of maturities of existing securitization transactions as well as to meet the additional funding requirements resulting from the discontinued issuance of new short-term certificates from the Discover securitization trust. See “—Introduction and Overview—Key Developments Impacting Reported Results.” Future levels of new securitization transactions will vary quarterly and will be largely driven by the level of maturing securitization transactions, receivables growth and asset-backed market demand. Other expense increased $34.4 million, or 6%, reflecting increased marketing costs associated with account acquisition and holiday promotional spending, higher legal fees primarily related to the litigation against Visa and MasterCard, and increased consulting costs. Provision for loan losses decreased $60.5 million, or 13%, reflecting a lower level of bankruptcy charge-offs due to a decline in bankruptcy filings partially offset by an increase in contractual charge-offs.

For the three months ended February 28, 2007, managed credit card loans grew 6%, to $46.3 billion as compared to the three months ended February 28, 2006, driven by record transaction volume partially offset by higher cardmember payment rates. Sales volume increased 4%, primarily reflecting increased cardmember usage. Managed interest spread compressed 56 basis points as increased cost of funds outpaced higher interest yield. The managed net charge-off rate of 3.81% decreased 127 basis points, reflecting strong credit quality and lower bankruptcy charge-offs. The over 30 and over 90 day delinquency rates decreased 12 basis points and increased 1 basis point to 3.31% and 1.63%, respectively, due to a shift to loans with lower risk profiles and improved collection experience.

In 2007, we expect bankruptcy receipts to rise from the abnormally low levels experienced in 2006, and accordingly to have an adverse impact on our results of operations as compared to 2006. Higher bankruptcy receipts will have the effect of increasing loan losses, increasing provisions to the allowance for loan losses and decreasing excess spread projections on securitization transactions, thereby adversely impacting the valuation of the interest-only strip receivable.

The U.S. Card segment produced strong results for the year ended November 30, 2006, with pretax income of $1.6 billion, up 72%, as compared to November 30, 2005. These results reflected the strong credit quality of the domestic managed credit card portfolio and the continued favorable impact of the new U.S. bankruptcy legislation on charge-offs, the revaluation of the interest-only strip receivable and the allowance for loan losses. The increase in pretax income was due to higher other income and a lower provision for loan losses partially offset by lower net interest income and higher other expenses. Other income increased $343.8 million, or 20%, due primarily to an increase in the fair value of our interest-only strip receivable as a result of lower bankruptcy receipts and our estimate of its related favorable impact on future charge-offs as well as a higher level of new securitization transactions. Provision for loan losses decreased $600.1 million, or 27%, reflecting strong credit quality and lower bankruptcy charge-offs. Net interest income decreased $149.9 million, or 4%, as higher interest expense was partially offset by higher interest income. The increase in interest expense was primarily due to an increase in the cost of funds driven by the rising interest rate environment. The increase in interest income reflects lower interest charge-offs due to improved credit quality and the effect of a rising interest rate environment on floating rate credit card loan receivables partially offset by higher promotional rate balances. Other expense increased $109.8 million, or 5%, driven by higher compensation and benefits expense and increased legal fees, primarily related to the litigation against Visa and MasterCard, and consulting costs, partially offset by lower cardmember fraud expense.

For the year ended November 30, 2006, managed credit card loans grew 3%, to $45.7 billion, driven by record transaction volume partially offset by higher cardmember payment rates. Sales volume increased 6%, primarily reflecting increased cardmember usage and higher prices of gasoline (which represents approximately 8% of sales volume). Managed interest spread compressed 50 basis points as increased cost of funds outpaced higher interest yield. The managed net charge-off rate of 3.96% decreased 134 basis points, reflecting strong credit quality and lower bankruptcy charge-offs. Over 30 and over 90 day delinquency rates decreased 59 basis points and 16 basis points to 3.39% and 1.59%, respectively, due to a shift to loans with lower risk profiles and improved collection experience.

A small portion of our newly-originated credit cards are issued to borrowers with FICO scores below 660 at the time of account origination, but who have met our other specific underwriting criteria indicating to us that they have the ability and willingness to pay. We have restricted this initiative to potential cardmembers with FICO scores above 600, and the majority of these new accounts had FICO scores at origination in the 640 to 660 range. At November 30, 2006, less than 2.5% of receivables related to new accounts originated within the year were at FICO scores below 660 at time of origination, and for 2007 originations we project that this amount at year end will be less than 3.5%.

While we seek to carefully control the level of new account originations at FICO scores below 660, over time some accounts that were originated at higher FICO scores will migrate to levels below 660 due to circumstances that affect their credit performance. Consistent with industry standards for reporting securitization U.S. master trust data, we reported that as of January 31, 2007, approximately 26% of receivable balances in the domestic trust related to accounts with FICO scores below 660 at that date. This level is down from approximately 29% at January 31, 2006. While these percentages relate solely to receivables held in the trust, we believe they are representative of our managed card receivables portfolio.

Pretax income decreased $253.0 million, or 21%, to $956.1 million for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily due to lower net interest income and other income, and higher other expense partially offset by lower provision for loan losses. Net interest income decreased $468.9 million, or 11%, primarily due to increased interest expense related to the effect of the rising interest rate environment on funding costs and the increase in bankruptcy receipts in the fourth quarter as a result of the October 2005 effective date of the new U.S. bankruptcy legislation. This legislation resulted in an acceleration of charge-offs in 2005 and early 2006, a negative revaluation of the interest-only strip receivable in 2005 and additional provisions to the allowance for loan losses in 2005. Interest income was relatively unchanged as the impact of the increase in the prime rate on floating rate receivables was largely offset by a decline in higher rate loans due to improved credit quality. Other income decreased $124.7 million, or 7%, due to lower late and overlimit fees as well as a decrease in the fair value of our interest-only strip receivable as a result of the projected impact of higher bankruptcy receipts on charge-offs and a lower level of outstanding securitizations at year-end. The decline in late fees reflected lower levels of delinquent accounts. The decrease in overlimit fees was due to a modification of our overlimit fee policies and procedures, in response to industry-wide regulatory guidance, to stop charging such fees for accounts meeting specific criteria, as well as lower overlimit fee incidences. The provision for loan losses declined by $449.5 million, or 17%, due to improvement in credit quality partially offset by the impact of higher bankruptcy receipts in advance of the October 2005 effective date of the new U.S. bankruptcy legislation. Other expense increased $108.9 million, or 5%, primarily due to increased employee compensation and benefits costs and higher overhead allocations from Morgan Stanley. The increase in overhead allocations was due primarily to our assessed share ($29 million) of costs associated with Morgan Stanley senior management changes.

For the year ended November 30, 2005, managed credit card loans decreased $1.4 billion, or 3%, to $44.3 billion driven by increased cardmember payments, consistent with industry trends, partially offset by higher sales volumes. Managed interest spread compressed 112 basis points due to increased cost of funds and lower interest yield reflecting improved credit quality. The net charge-off rate declined 82 basis points to 5.30% reflecting improved credit quality partially offset by an increase in bankruptcy charge-offs. The over 30 and over 90 day delinquency rates dropped 67 basis points and 49 basis points to 3.98% and 1.75%, respectively, due to a shift to loans with lower risk profiles and improved collection experience.

International Card

The International Card segment reported a pretax loss of $41.5 million for the three months ended February 28, 2007, an increase of $30.7 million over the loss incurred for the three months ended February 28, 2006, primarily driven by the acquisition of the Goldfish business and the continued deterioration of the consumer credit environment in the United Kingdom. The three months ended February 28, 2006 includes minimal revenues and expenses related to the Goldfish business as it was acquired in late February 2006. The increase in pretax loss in 2007 was driven by increases in the provision for loan losses and other expense partially offset by higher net interest income. The provision for loan losses increased $36.0 million, or 88%, as a result of a full quarter of charge-offs related to the Goldfish business and the weakened credit environment. Other expense increased $16.8 million, or 35%, and net interest income increased $22.7 million, or 54%, driven primarily by a full quarter of revenues and expenses related to the Goldfish business.

For the three months ended February 28, 2007, managed credit card loans grew $391 million, or 9%, to $4.6 billion as compared to the three months ended February 28, 2006. Transaction volume increased 104% due to a full quarter of Goldfish volume in 2007 and increased cardmember usage. Managed interest spread compressed 43 basis points due to a lower yield and a higher cost of funds. The lower interest yield reflected the lower revolving rate of the Goldfish portfolio. Credit quality continued to deteriorate as the net charge-off rate rose 175 basis points to 6.45% and the over 30 and over 90 day delinquency rates increased to 4.75% and 2.25%, respectively. Delinquent receivables purchased with the Goldfish business in February 2006 were recorded at their estimated fair value, which was significantly lower than the unpaid balance. This had the effect of lowering the delinquency rate at February 28, 2006.

The International Card segment reported a pretax loss of $87.1 million for the year ended November 30, 2006, an increase of $55.4 million over the loss incurred for the year ended November 30, 2005, primarily as a result of the acquisition of the Goldfish business and the deteriorating consumer credit environment in the United Kingdom. The increase in pretax loss was driven by increases in the provision for loan losses and other expense partially offset by higher net interest income and other income. The provision for loan losses increased $111.7 million, or 88%, as a result of the weakened credit environment in the United Kingdom, the Goldfish acquisition and increased bankruptcy charge-offs. Other expense increased $86.4 million, or 52%, primarily due to incremental costs as a result of the acquisition of the Goldfish business. Net interest income increased $75.3 million, or 46%, and other income increased $67.5 million, or 69%, primarily related to a higher level of managed loan receivables as a result of the acquisition of the Goldfish business. The increase in other income was partially offset by lower levels of late and overlimit fee revenues resulting from regulatory changes which limited the per-incident amount of fees that can be charged. We expect the adverse credit environment to continue in 2007 and affect our International Card segment’s results.

For the year ended November 30, 2006, managed credit card loans grew $2.0 billion, or 74%, to $4.6 billion primarily due to the addition of the Goldfish business. Managed interest spread was flat compared to the prior year as lower yield was offset by lower cost of funds. Credit quality continued to deteriorate as the net charge-off rate rose 135 basis points to 5.45%, and the over 30 and over 90 day delinquency rates increased to 4.58% and 2.22%, respectively.

The International Card segment reported a pretax loss of $31.7 million for the year ended November 30, 2005 versus pretax income of $9.8 million for the year ended November 30, 2004, driven by increased provision for loan losses and higher other expense. The provision for loan losses increased by $43.4 million, or 52%, reflecting deteriorating credit quality. Other expense increased $15.1 million, or 10%, due to higher overhead allocations from Morgan Stanley. The increase in foreign exchange rates also had an impact on reported results.

For the year ended November 30, 2005, managed credit card loans grew $104.5 million, or 4%, to $2.7 billion driven by increased sales volume partially offset by higher payments. Credit quality declined as the net charge-off rate increased 23 basis points to 4.10% and over 30 and over 90 day delinquency rates rose to 3.95% and 1.81%, respectively.

Third-Party Payments

The Third-Party Payments segment reported pretax income of $11.9 million for the three months ended February 28, 2007, a $6.9 million increase from the three months ended February 28, 2006 driven by increased other income and lower other expense. Other income increased $3.4 million, or 12%, due to increased transaction volume. Other expense decreased $3.3 million, or 14%, primarily related to a one-time contract termination fee paid in the three months ended February 28, 2006.

Transactions processed on the PULSE Network increased 96 million, or 23%, to 521 million for the three months ended February 28, 2007 due to increased point of sale and signature debit volume.

The Third-Party Payments segment reported pretax income of $28.9 million for the year ended November 30, 2006 versus a pretax loss of $0.1 million for the year ended November 30, 2005 driven by increased other income and lower other expense. Other income increased $18.5 million, or 20%, due to higher volume from third-party card issuers signed in mid-2005 and higher transaction processing revenue related to increased volume on the PULSE Network. Other expense decreased $9.3 million, or 10%, as a result of one-time costs incurred in 2005 in connection with third-party issuer signings partially offset by higher transaction processing expense related to increased volumes on the PULSE Network.

Transactions processed on the PULSE Network increased 300 million, or 19%, to 1.9 billion for the year ended November 30, 2006.

GAAP to Managed Reconciliations

Transferred loans against which beneficial interests have been issued through securitization transactions are removed from our combined statements of financial condition, and the portions of interest income, provision for loan losses and certain components of other income related to the transferred loans against which beneficial interests have been issued through securitization transactions are no longer recorded in our combined statements of income; however, they remain significant factors in determining the securitization income we receive on our retained beneficial interests in those transactions. Management believes it is useful for investors to consider the credit performance of the entire managed loan portfolio to understand the quality of loan originations and the related credit risks inherent in the owned portfolio and retained interests in securitization. Loan receivables on a GAAP (or owned) basis and related performance measures, including yield, charge-offs and delinquencies can vary from those presented on a managed basis. Generally, loan receivables included in the securitization trusts are derived from accounts that are more seasoned, while owned loan receivables represent a greater concentration of newer accounts, occurring as a result of the degree to which receivables from newer accounts are added to the trusts. The seasoning of an account is measured by the age of the account relationship. In comparison to more seasoned accounts, loan receivables of newer accounts typically carry lower interest yields resulting from introductory offers to new cardmembers and lower charge-offs and delinquencies.

Beginning with “—Earnings Summary,” the discussion of GAAP results is presented on a combined basis with any material differences between segment performance specifically identified. The table that follows provides a GAAP to managed reconciliation of loan receivables and related statistics that are impacted by asset securitization:

Reconciliation of GAAP to Managed Data

	Three Months Ended February 28,		Years Ended November 30,
	2007	2006	2006	2005	2004
Total Credit Card Loans
Ending Balance
GAAP loan receivables	$22,520,861	$19,924,447	$23,646,901	$22,496,211	$19,723,758
Securitized loans	28,319,849	27,900,953	26,703,427	24,440,063	28,537,644

Total managed loans	$50,840,710	$47,825,400	$50,350,328	$46,936,274	$48,261,402

Average Balance
GAAP loan receivables	$24,760,587	$21,976,158	$21,656,295	$19,931,636	$17,608,445
Securitized loans	26,718,057	25,598,357	26,560,251	27,398,507	29,778,495

Total managed loans	$51,478,644	$47,574,515	$48,216,546	$47,330,143	$47,386,940

Interest Yield
GAAP loan receivables	10.41%	9.87%	10.38%	10.12%	10.05%
Securitized loans	13.96%	14.08%	13.96%	12.88%	12.90%
Total managed loans	12.25%	12.13%	12.36%	11.72%	11.84%
Interest Spread
GAAP loan receivables	5.22%	5.45%	5.64%	5.96%	5.93%
Securitized loans	8.39%	9.20%	8.69%	9.16%	10.56%
Total managed loans	6.86%	7.46%	7.32%	7.82%	8.89%
Return on Receivables
GAAP loan receivables	3.77%	5.56%	4.97%	2.90%	4.41%
Securitized loans	3.50%	4.77%	4.05%	2.11%	2.61%
Total managed loans	1.82%	2.57%	2.23%	1.22%	1.64%
Net Principal Charge-off Rate
GAAP loan receivables	3.77%	4.54%	3.79%	4.84%	5.53%
Securitized loans	4.30%	5.51%	4.31%	5.52%	6.28%
Total managed loans	4.05%	5.06%	4.08%	5.23%	6.00%
Delinquency Rate (over 30 days)
GAAP loan receivables	3.15%	2.99%	3.22%	3.69%	4.08%
Securitized loans	3.67%	3.79%	3.76%	4.24%	4.87%
Total managed loans	3.44%	3.45%	3.50%	3.98%	4.55%
Delinquency Rate (over 90 days)
GAAP loan receivables	1.55%	1.37%	1.53%	1.62%	1.97%
Securitized loans	1.79%	1.79%	1.75%	1.87%	2.34%
Total managed loans	1.68%	1.61%	1.65%	1.75%	2.18%

Domestic Credit Card Loans
Ending Balance
GAAP loan receivables	$19,636,991	$17,251,924	$20,694,395	$20,434,977	$18,606,211
Securitized loans	26,629,021	26,390,058	25,011,827	23,826,144	27,084,517

Total managed loans	$46,266,012	$43,641,982	$45,706,222	$44,261,121	$45,690,728

Average Balance
GAAP loan receivables	$21,841,166	$19,911,585	$19,120,946	$18,644,660	$16,228,520
Securitized loans	25,029,093	24,752,129	25,156,303	26,092,042	28,789,768

Total managed loans	$46,870,259	$44,663,714	$44,277,249	$44,736,702	$45,018,288

	Three Months Ended February 28,		Years Ended November 30,
	2007	2006	2006	2005	2004
Interest Yield
GAAP loan receivables	10.55%	10.04%	10.50%	10.16%	10.13%
Securitized loans	14.10%	14.02%	14.08%	12.93%	12.91%
Total managed loans	12.45%	12.25%	12.53%	11.78%	11.91%
Interest Spread
GAAP loan receivables	5.37%	5.57%	5.71%	6.03%	6.09%
Securitized loans	8.49%	9.21%	8.80%	9.30%	10.66%
Total managed loans	7.03%	7.59%	7.45%	7.95%	9.06%
Net Principal Charge-off Rate
GAAP loan receivables	3.43%	4.66%	3.64%	4.95%	5.75%
Securitized loans	4.14%	5.43%	4.20%	5.55%	6.32%
Total managed loans	3.81%	5.08%	3.96%	5.30%	6.12%
Delinquency Rate (over 30 days)
GAAP loan receivables	2.97%	2.97%	3.05%	3.69%	4.19%
Securitized loans	3.56%	3.73%	3.67%	4.23%	4.96%
Total managed loans	3.31%	3.43%	3.39%	3.98%	4.65%
Delinquency Rate (over 90 days)
GAAP loan receivables	1.46%	1.40%	1.44%	1.61%	2.03%
Securitized loans	1.75%	1.77%	1.72%	1.86%	2.38%
Total managed loans	1.63%	1.62%	1.59%	1.75%	2.24%

International Credit Card Loans
Ending Balance
GAAP loan receivables	$2,883,870	$2,672,523	$2,952,506	$2,061,234	$1,117,547
Securitized loans	1,690,828	1,510,895	1,691,600	613,919	1,453,127

Total managed loans	$4,574,698	$4,183,418	$4,644,106	$2,675,153	$2,570,674

Average Balance
GAAP loan receivables	$2,919,421	$2,064,573	$2,535,349	$1,286,976	$1,379,925
Securitized loans	1,688,963	846,228	1,403,948	1,306,465	988,727

Total managed loans	$4,608,384	$2,910,801	$3,939,297	$2,593,441	$2,368,652

Interest Yield
GAAP loan receivables	9.38%	8.16%	9.51%	9.63%	9.13%
Securitized loans	11.77%	15.86%	11.94%	11.80%	12.69%
Total managed loans	10.25%	10.39%	10.38%	10.72%	10.62%
Interest Spread
GAAP loan receivables	4.14%	4.24%	5.15%	5.07%	3.87%
Securitized loans	6.90%	9.09%	6.74%	6.36%	7.89%
Total managed loans	5.16%	5.59%	5.71%	5.72%	5.57%
Net Principal Charge-off Rate
GAAP loan receivables	6.29%	3.41%	4.94%	3.28%	2.94%
Securitized loans	6.72%	7.85%	6.36%	4.91%	5.17%
Total managed loans	6.45%	4.70%	5.45%	4.10%	3.87%
Delinquency Rate (over 30 days)
GAAP loan receivables	4.35%	3.11%	4.36%	3.78%	2.23%
Securitized loans	5.42%	4.73%	4.96%	4.53%	3.20%
Total managed loans	4.75%	3.70%	4.58%	3.95%	2.78%
Delinquency Rate (over 90 days)
GAAP loan receivables	2.16%	1.15%	2.16%	1.73%	0.96%
Securitized loans	2.40%	2.14%	2.32%	2.09%	1.43%
Total managed loans	2.25%	1.51%	2.22%	1.81%	1.22%

Our loan receivables had the following maturity distribution at February 28, 2007 (dollars in thousands):

	Due One Year or Less(1)	Due After One Year Through Five Years	Due After Five Years	Total
Domestic:
Credit card	$4,635,747	$9,829,846	$5,060,540	$19,526,133
Commercial loans	34,478	59,168	17,212	110,858
Other consumer loans	1,358	19,175	70,313	90,846
International	620,849	1,404,916	858,105	2,883,870

Loan receivables	$5,292,432	$11,313,105	$6,006,170	$22,611,707

(1)	Because of the uncertainty regarding loan repayment patterns, which historically have been higher than contractually required minimum payments, this amount may not necessarily be indicative of our actual loan repayments.

At February 28, 2007, of our loan receivables due after one year, approximately $8.8 billion had interest rates tied to an index and approximately $8.5 billion were fixed rate loans.

Critical Accounting Policies

In preparing our combined financial statements in conformity with GAAP, management must make judgments and use estimates and assumptions about the effects of matters that are uncertain. For estimates that involve a high degree of judgment and subjectivity, it is possible that different estimates could reasonably be derived for the same period. For estimates that are particularly sensitive to changes in economic or market conditions, significant changes to the estimated amount from period to period are also possible. Management believes the current assumptions and other considerations used to estimate amounts reflected in our combined financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts in our combined financial statements, the resulting changes could have a material adverse effect on our combined results of operations and, in certain cases, could have a material adverse effect on our combined financial condition. Management has identified the policies related to the accounting for asset securitization transactions, the estimation of the allowance for loan losses, interest income recognition, the accrual of cardmember rewards cost, the evaluation of goodwill for potential impairment and accrual of income taxes as critical accounting policies.

Accounting for Asset Securitization Transactions

We account for our securitization transactions in accordance with Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as amended (“Statement No. 140”). The gain on the securitization transaction depends in part on the previous carrying amount of the assets involved in the transfer, allocated between the assets transferred and the retained interests based upon their respective fair values at the date of the transfer. The interest-only strip receivable represents the contractual right to receive interest and certain loan fee revenues less certain costs, including loan losses on securitized loans and the contractual rate of interest paid to third-party investors in the securitization as well as a servicing fee from the trust over the life of the asset sold. In the absence of observable market prices, the fair value of the interest-only strip receivable is estimated based on the present value of expected future cash flows using management’s best estimate of the key assumptions, including forecasted interest yield, loan losses and payment rates, the interest paid to investors and a discount rate commensurate with the risks involved. Changes in the estimated fair value of the interest-only strip receivable, as well as certain other retained interests, are recorded in securitization income. The use of different estimates or assumptions could produce materially different financial results. In addition, estimates are likely to change in the future as components of the interest-only strip receivable valuation are sensitive to market and economic conditions.

If management used different assumptions in estimating the value of the interest-only strip receivable, the impact could have a material effect on our combined financial condition and results of operations. For example, a 20% change in the excess spread assumption for all securitized loans could have resulted in a change of approximately $67 million in the value of the interest-only strip receivable as of November 30, 2006. See Note 8: Credit Card Securitization Activities to the audited combined financial statements for further information about the accounting for securitizations.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable net loan losses inherent in the loan portfolio. Management evaluates the allowance quarterly for adequacy. The allowance is established through a charge to the provision for loan losses. In estimating losses inherent in the credit card loan portfolio, we use an approach that utilizes a migration analysis of delinquent and current credit card receivables. A migration analysis is a technique used to estimate the likelihood that a loan receivable will progress through the various stages of delinquency and to charge-off. The migration analysis considers uncollectible principal, interest and fees reflected in loan receivables. In determining the proper level of the allowance for loan losses, management also considers factors that may impact loan loss experience, including current economic conditions, recent trends in delinquencies and bankruptcy receipts, account collection management, policy changes, account seasoning, loan volume and amounts, payment rates and forecasting uncertainties.

If management used different assumptions in estimating probable losses, the impact to the allowance for loan losses could have a material effect on our combined financial condition and results of operations. For example, a 10% change in management’s estimate of probable net loan losses could have resulted in a change of approximately $83 million in the allowance for loan losses at November 30, 2006, with a corresponding change in the provision for loan losses. See Note 7: Loan Receivables to the audited combined financial statements for further details about the allowance for loan losses.

Interest Income Recognition

Interest income earned through finance charges on credit card loans is calculated based on the amount of loans outstanding and the contractual interest rates on such loans. Accrued interest is included in credit card loan receivables when billed to the cardmember. We accrue unbilled interest revenue on a monthly basis from a cardmember’s billing cycle date to the end of the month. The unbilled interest accrual is recorded on the combined statements of financial condition in accrued interest receivable for owned loans and in amounts due from asset securitization for securitized loans. We make certain assumptions and estimates in the determination of unbilled accrued interest, including a projection of the percentage of loan balances that will revolve. We apply the same methodology in the determination of unbilled accrued interest for both owned loans and securitized loans.

If management used different assumptions in the determination of the unbilled portion of accrued interest income and the valuation of accrued interest on securitized loans, our financial condition and results of operations could have been materially different. For example, a 10% change in management’s projection of the percentage of loans that will revolve in the next cycle could have resulted in a combined change in accrued interest receivable and amounts due from asset securitization of approximately $29 million at November 30, 2006, with a corresponding change in interest income. See “—Net Interest Income” for additional details concerning interest earned through finance charges on credit card loans.

Cardmember Rewards Cost

We offer our cardmembers various reward programs, including the Cashback Bonus reward program, pursuant to which we offer certain cardmembers a reward equal to a percentage of their purchase amounts based on the type and volume of the cardmember’s purchases. The liability for cardmember rewards is included in accrued expenses and other liabilities on our combined statements of financial condition. We compute rewards liability on an individual cardmember basis and it is accumulated as qualified cardmembers make progress toward earning a reward through their ongoing purchase activity. The liability is adjusted for expected forfeitures of accumulated rewards. We estimate forfeitures based on historical account closure and charge-off experience and actual cardmember purchase activity. We recognize Cashback Bonus reward cost for both owned loans and securitized loans as a reduction of discount and interchange revenue in the combined statements of income.

If management used a different estimate of forfeitures, our combined financial condition and results of operations could have differed significantly. For example, a 100 basis point decrease in the estimated forfeiture rate as of November 30, 2006, could have resulted in an increase in accrued expenses and other liabilities of approximately $8 million. The corresponding increase in rewards cost would have been reflected as a decrease in discount and interchange revenue. See “—Other Income” and Note 3: Summary of Significant Accounting Policies to the audited combined financial statements for further information about cardmember rewards cost.

Goodwill

We recognize goodwill when the purchase price of an acquired business exceeds the fair values of the acquired net assets. As required by GAAP, we test goodwill for impairment annually, or more often if indicators of impairment exist. In evaluating goodwill for impairment, management must estimate the fair value of the business unit(s) to which the goodwill relates. Because market data concerning acquisitions of comparable businesses typically are not readily obtainable, other valuation techniques such as earnings multiples and cash flow models are used in estimating the fair values of these businesses. In applying these techniques, management considers historical results, business forecasts, market and industry conditions and other factors. We may also consult independent valuation experts where needed in applying these valuation techniques. The valuation methodologies we use involve assumptions about business performance, revenue and expense growth, discount rates and other assumptions that are judgmental in nature.

If the assumptions used by management in valuing its acquired businesses are inappropriate, we may be exposed to an impairment loss that, when realized, could have a material impact on our combined financial condition and results of operations. Our annual evaluation of goodwill was completed as of November 30, 2006. Based on the results of these assessments, no goodwill impairment was recognized. See Note 3: Summary of Significant Accounting Policies and Note 10: Goodwill to the audited combined financial statements for further information about goodwill.

Income Taxes

We are subject to the income tax laws of the jurisdictions where we have business operations, primarily the United States, its states and municipalities, and the United Kingdom. We must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and must also make estimates about when in the future certain items will affect taxable income in the various taxing jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. We regularly evaluate the likelihood of assessments in each of the taxing jurisdictions resulting from current and subsequent years’ examinations, and tax reserves are established as appropriate.

Changes in the estimate of income taxes can occur due to tax rate changes, interpretations of tax laws, the status and resolution of examinations by the taxing authorities, and newly enacted laws and regulations that impact the relative merits of tax positions taken. When such changes occur, the effect on our combined financial condition and results of operations can be significant. See Note 18: Income Taxes to the audited combined financial statements for additional information about income taxes.

Earnings Summary

The following table outlines changes in our combined statement of income for the periods presented (dollars in thousands):

	For the Three Months Ended February 28,		2007 vs. 2006 increase (decrease)		For the Years Ended November 30,			2006 vs. 2005 increase (decrease)		2005 vs. 2004 increase (decrease)
	2007	2006	$	%	2006	2005	2004	$	%	$	%
Interest income	$680,305	$586,431	$93,874	16%	$2,458,526	$2,174,811	$1,859,504	$283,715	13%	$315,307	17%
Interest expense	283,959	228,746	55,213	24%	940,040	776,479	647,622	163,561	21%	128,857	20%

Net interest income	396,346	357,685	38,661	11%	1,518,486	1,398,332	1,211,882	120,154	9%	186,450	15%
Provision for loan losses	195,386	154,828	40,558	26%	755,637	878,486	925,549	(122,849)	(14%)	(47,063)	(5%)

Net interest income after provision for loan losses	200,960	202,857	(1,897)	(1%)	762,849	519,846	286,333	243,003	47%	233,513	82%
Other income	825,677	889,275	(63,598)	(7%)	3,538,939	2,937,037	3,248,386	601,902	20%	(311,349)	(10%)
Other expense	655,176	607,235	47,941	8%	2,719,483	2,532,627	2,315,812	186,856	7%	216,815	9%

Pretax income	371,461	484,897	(113,436)	(23%)	1,582,305	924,256	1,218,907	658,049	71%	(294,651)	(24%)
Income tax expense	137,829	179,474	(41,645)	(23%)	505,689	346,341	442,654	159,348	46%	(96,313)	(22%)

Net income	$233,632	$305,423	$(71,791)	(24%)	$1,076,616	$577,915	$776,253	$498,701	86%	$(198,338)	(26%)

Net income for 2006 and 2005 was influenced by consumer behavior in anticipation of the October 2005 effective date of the new U.S. bankruptcy legislation. We believe 2005 results were adversely affected as consumers filed for bankruptcy before the new U.S. bankruptcy legislation. This legislation resulted in an acceleration of charge-offs in 2005 and first quarter 2006, a negative revaluation of the interest-only strip receivable in 2005 and additional provisions to the allowance for loan losses in 2005. In contrast, first quarter 2007 and full year 2006 results were positively affected by a sharp decline in consumer bankruptcy receipts, resulting in lower charge-offs. First quarter 2006 and full year 2006 also benefited from a favorable revaluation of the interest-only strip receivable and a decrease in the level of allowance for loan losses.

Net income for the three months ended February 28, 2007 was $233.6 million, down 24% compared to the three months ended February 28, 2006, driven by lower other income and higher provision for loan losses and other expense partially offset by higher net interest income. Other income decreased due to lower securitization income resulting from the favorable revaluation of the interest-only strip receivable in the three months ended February 28, 2006 following the October 2005 effective date of the new U.S. bankruptcy legislation partially offset by higher loan fee income. The provision for loan losses increased reflecting the favorable impact in the 2006 period of the sharp decline in consumer bankruptcy receipts in the three months ended February 28, 2006. The increase in other expense was driven by increased marketing and business development costs, incremental costs as a result of the acquisition of the Goldfish business and increased legal costs. Net interest income increased reflecting improved interest spread and higher average interest earning assets.

Net income for the year ended November 30, 2006 was a record $1.1 billion, up 86% compared to the year ended November 30, 2005, driven by higher other income and net interest income and lower provision for loan losses, as well as a lower effective tax rate, partially offset by higher other expenses. Other income increased due to higher securitization income resulting from lower credit losses on securitized loans attributable to strong credit quality and the continued lower level of charge-offs following the October 2005 effective date of the new U.S. bankruptcy legislation, resulting in a higher excess spread and a favorable revaluation of the interest-only strip receivable. Increases in other expenses were driven by costs related to the Goldfish acquisition, higher compensation and benefit costs and increased legal and consulting costs. Also, the year ended November 30, 2006 included a lower effective tax rate due to tax benefits related to the favorable resolution of various tax matters.

Net income for the year ended November 30, 2005 was $577.9 million, down 26% compared to the year ended November 30, 2004, driven by lower other income and higher other expense partially offset by increased net interest income. Other income decreased due to lower securitization income reflecting lower excess spread on securitized loans and a downward revaluation of the interest-only strip receivable, both of which reflect the higher bankruptcy receipts and the related anticipated charge-offs in conjunction with the October 2005 effective date of the new U.S. bankruptcy legislation. This decrease was offset in part by increased transaction processing revenues related to the acquisition of PULSE. Other expense increased due to increased employee compensation and benefits and other expenses. Employee compensation and benefits increased due to increased salary levels and benefits costs and additional employees associated with the PULSE business.

Net Interest Income

Net interest income for the three months ended February 28, 2007 increased $38.7 million, or 11%, as compared to the three months ended February 28, 2006. Net interest margin for the three months ended February 28, 2007 increased 27 basis points to 5.77% from the three months ended February 28, 2006. Net interest income for the years ended November 30, 2006 and 2005 increased $120.2 million, or 9%, and $186.5 million, or 15%, as compared to the respective prior years. For the year ended November 30, 2006, net interest margin increased 6 basis points to 5.94% from November 30, 2005. The net interest margin for the year ended November 30, 2005 was unchanged from the year ended November 30, 2004 at 5.88%.

Net interest income represents the difference between interest income earned on interest earning assets which we own and the interest expense incurred to finance those assets, whereas net interest margin represents the net interest income stated as a percentage of total interest earning assets. Our interest earning assets consist of credit card loan receivables, certain retained interests in securitization transactions included in amounts due from asset securitization and, to a lesser degree, Federal Funds sold and investment securities. Because the investor interests in securitization transactions are not assets owned by us, they are not included in interest earning assets nor is the interest yield on the related loans included in interest income.

Interest income is influenced by the level of interest earning assets, which is most significantly impacted by changes in the level of securitized loans. Both the maturities of existing securitization transactions and the level of new transactions that equal or exceed those maturities, as well as the timing of each, can cause variability in the amount of securitized loans outstanding. Other factors that can influence average interest earning assets are growth strategies, including portfolio acquisitions, as well as cardmember spending and payment patterns. During the three months ended February 28, 2007, average securitized loans as a percentage of managed credit card loan receivables was 52% as compared to 54% for the three months ended February 28, 2006. Although the level of average securitized loan receivables was higher in the three months ended February 28, 2007, the level of managed loan receivables also was higher due to domestic loan receivables growth and the inclusion of Goldfish loan receivables for a full quarter. The resulting higher level of owned average credit card loan receivables and a higher yield contributed favorably to interest income in the three months ended February 28, 2007. During the years ended November 30, 2006, 2005 and 2004, average securitized loans as a percentage of managed credit card loan receivables were 55%, 58% and 63%, respectively. The decrease in average securitized loans in 2006 from 2005 was attributable to a lower beginning of year level associated with the high volume of maturities in the latter part of 2005. This higher level of maturities as well as the deferral of new transactions as a result of the previous evaluation of our spin-off from Morgan Stanley caused 2005 average securitized loans to decrease from 2004. The lower level of securitized loans in 2006 in comparison to 2005 contributed favorably to interest income in 2006; similarly, the lower level of securitized loans in 2005 in comparison to 2004 contributed favorably to interest income in 2005.

Interest earning assets are also impacted by the amount of certain assets retained by us in securitization transactions, reported as amounts due from asset securitization. These retained interests include cash collateral accounts that provide credit enhancement on the investor interests and cardmember payments on securitized loans that have been transferred to the trusts for the benefit of the investors. The amount of retained interests varies in relation to changes in the amount of securitized loans. Interest income earned on these assets will fluctuate accordingly, and is earned at floating rates.

Interest income is also influenced by the interest rate on interest earning assets. Credit card loan receivables earn interest at fixed rates as well as floating rates that are tied to short-term rates aligned with the prime rate. Amounts due from asset securitization and Federal Funds sold earn interest at floating rates tied short-term rates aligned with market indices. Interest income earned on floating rate interest earning assets is influenced by changes in the interest rate environment. Loan receivables are our largest asset. During the three months ended February 28, 2007 and 2006, average credit card loan receivables earning interest at floating rates represented 52% and 53%, respectively, of total average loan receivables. The prime rate during this period increased 75 basis points in conjunction with similar changes in the Federal Funds rate. During the years ended November 30, 2006, 2005 and 2004, average credit card loan receivables earning interest at floating rates represented 52%, 50% and 34%, respectively, of total average loan receivables; the prime rate increased 1.25%, 2.00% and 1.00%, respectively, during those same years. The incremental increases in the interest rate environment contributed favorably to interest income earned on the owned loan receivables, amounts due from asset securitizations and Federal Funds sold. Additionally, interest income in the three months ended February 28, 2007 and the years ended November 30, 2006 and 2005 were further impacted by a higher percentage of loan receivables earning interest at floating rates.

Interest income is also impacted by credit quality. As a result of the improved credit environment following the October 2005 effective date of the new U.S. bankruptcy legislation and our risk management practices, the number of cardmembers having lower risk profiles has increased. Generally, cardmembers with a lower risk profile have higher payment rates, resulting in a lower percentage of loan receivables on which interest is accrued. Although interest income is lower as a result, interest-related charge-offs, which are recorded as a reduction to interest income, are also lower. This was particularly evident following the October 2005 effective date of the new U.S. bankruptcy legislation. For the three months ended February 28, 2007 and 2006, interest billed and subsequently charged-off, net of recoveries, was 0.87% and 0.70%, respectively. For the years ended November 30, 2006, 2005 and 2004, interest billed and subsequently charged-off, net of recoveries, was 0.90%, 1.14% and 1.33%, respectively.

Interest bearing liabilities reflect our funding requirements and consist of deposits, borrowings from Morgan Stanley and bank notes. Additionally, in 2006, as a subsidiary of Morgan Stanley, we were able to purchase Federal Funds from Morgan Stanley Bank, an FDIC-regulated banking subsidiary of Morgan Stanley, and to obtain money market accounts sourced from the Morgan Stanley Bank Deposit Program. See “— Liquidity and Capital Resources.” We incur interest expense on our interest bearing liabilities at fixed and floating rates. Changes in the interest rate environment as well as changes in the percentage of floating rate interest bearing liabilities can impact interest expense. During the three months ended February 28, 2007 and 2006, floating rate average interest bearing liabilities as a percentage of total average interest bearing liabilities were approximately 62% and 42%, respectively, as a result of a shift in funding from deposits to money market deposits and short-term borrowings. During the years ended November 30, 2006, 2005 and 2004, floating rate average interest bearing liabilities as a percentage of total average interest bearing liabilities were approximately 48%, 41% and 38%, respectively. Accordingly, interest expense in the three months ended February 28, 2007 and in the years ended November 30, 2006 and 2005 were adversely impacted by a rising interest rate environment. Interest expense also includes the effects of any interest rate swaps we enter into as part of our interest rate risk management program. The program is designed to reduce the volatility of earnings resulting from changes in interest rates by having a financing portfolio that reflects the existing repricing schedules of loan receivables as well as our right, with notice to cardmembers, to reprice certain fixed or floating rate loan receivables to a new interest rate in the future.

In response to industry-wide regulatory guidance, we have increased minimum payment requirements on certain credit card loans. Bank regulators have discretion to interpret the guidance or its application, and changes in such guidance or its application by the regulators could impact minimum payment requirements. Increases in minimum payment requirements could negatively impact future levels of credit card loans and related interest and fee revenue and charge-offs.

The following tables provide further analysis of net interest income, net interest margin and the impact of rate and volume changes for the quarters ended February 28, 2007 and 2006 (dollars in thousands):

Average Balance Sheet Analysis

	February 28, 2007			February 28, 2006
Assets	Average Balance	Rate	Interest	Average Balance	Rate	Interest
Interest earning assets:
Interest earning deposits in other banks	$—	—	$—	$1,688	3.75%	$16
Federal Funds sold	383,377	5.31%	5021	151,724	4.39%	1,641
Commercial paper	15,425	5.36%	204	13,099	4.41%	142
Investment securities	86,061	5.57%	1,183	29,239	5.67%	409
Loans:(1)
Domestic
Credit cards	21,841,166	10.55%	568,042	19,911,585	10.04%	493,095
Other consumer loans	95,625	6.56%	1,547	182,778	7.44%	3,352

Total domestic	21,936,791	10.53%	569,589	20,094,363	10.02%	496,447
International
Credit cards	2,919,421	9.38%	67,505	2,064,573	8.16%	41,522
Other consumer loans	—	—	—	123,691	7.64%	2,330

Total international	2,919,421	9.38%	67,505	2,188,264	8.13%	43,852

Total loans	24,856,212	10.39%	637,094	22,282,627	9.83%	540,299
Other interest earning assets	2,493,648	5.99%	36,803	3,876,018	4.60%	43,924

Total interest earning assets	27,834,723	9.91%	680,305	26,354,395	9.02%	586,431
Allowance for loan losses	(831,931)			(838,177)
Other assets	3,160,959			2,154,922

Total assets	$30,163,751			$27,671,140

Liabilities and Stockholder’s Equity
Interest bearing liabilities:
Interest bearing deposits:
Time deposits(2)	$11,489,345	5.02%	142,346	$14,177,125	4.45%	155,554
Money market deposits	3,410,178	5.29%	44,516	814,138	3.88%	7,787
Other interest bearing deposits	43,038	3.73%	396	5,599	1.00%	13

Total interest bearing deposits	14,942,561	5.08%	187,258	14,996,862	4.42%	163,354
Borrowings:
Short-term borrowings
Domestic	3,940,310	5.39%	52,335	3,131,561	4.40%	33,972
International	1,801,684	5.43%	24,134	1,771,933	3.77%	16,476

Total short-term borrowings	5,741,994	5.40%	76,469	4,903,494	4.17%	50,448
Long-term borrowings
Domestic	819,393	6.05%	12,215	820,441	5.75%	11,624
International	686,683	4.73%	8,017	277,650	4.85%	3,320

Total long-term borrowings	1,506,076	5.45%	20,232	1,098,091	5.52%	14,944

Total borrowings	7,248,070	5.41%	96,701	6,001,585	4.42%	65,392

Total interest bearing liabilities	22,190,631	5.19%	283,959	20,998,446	4.42%	228,746
Other liabilities and stockholder’s equity	7,973,120			6,672,694

Total liabilities and stockholder’s equity	$30,163,751			$27,671,140

Net interest income			$396,346			$357,685

Net interest margin(3)		5.77%			5.50%
Interest rate spread(4)		4.72%			4.61%

(1)	Average balances of loan receivables include non-accruing loans and these loans are therefore included in the yield calculations. If these balances were excluded, there would not be a material impact on the amounts reported above.
(2)	Includes the impact of interest rate swap agreements used to change a portion of fixed-rate funding to floating-rate funding.
(3)	Net interest margin represents net interest income as a percentage of total interest earning assets.
(4)	Interest rate spread represents the difference between the rate on total interest earning assets and the rate on total interest bearing liabilities.

Rate/Volume Variance Analysis(1)

	February 28, 2007 vs. 2006
Increase/(Decrease) due to changes in:	Volume	Rate	Total
Interest earning assets:
Interest earning deposits in other banks	$(8)	$(8)	$(16)
Federal Funds sold	2,970	410	3,380
Commercial paper	28	34	62
Investment securities	823	(49)	774
Loans:
Domestic
Credit cards	49,365	25,582	74,947
Other consumer loans	(1,447)	(357)	(1,804)

Total domestic loans	47,918	25,225	73,143
International
Credit cards	19,083	6,900	25,983
Other consumer loans	(1,165)	(1,165)	(2,330)

Total international loans	17,918	5,735	23,653

Total loans	65,835	30,960	96,795
Other interest earning assets	(62,151)	55,030	(7,121)

Total interest income	7,497	86,377	93,874
Interest bearing liabilities:
Interest bearing deposits:
Time deposits	(104,788)	91,581	(13,207)
Money market deposits	32,958	3,771	36,729
Other interest bearing deposits	272	110	382

Total interest bearing deposits	(71,558)	95,462	23,904
Borrowings:
Short-term borrowings
Domestic	9,827	8,536	18,363
International	281	7,377	7,658

Total short-term borrowings	10,108	15,913	26,021
Long-term borrowings
Domestic	(103)	695	592
International	5,252	(556)	4,696

Total long-term borrowings	5,149	139	5,288

Total borrowings	15,257	16,052	31,308

Total interest expense	(56,301)	111,514	55,212

Net interest income	$63,799	$(25,137)	$38,662

(1)	The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of the rate or volume variance to the sum of the two absolute variances.

For the three months ended February 28, 2007, interest income increased $93.9 million, or 16%, as compared to the three months ended February 28, 2006, due to higher interest earning assets of $1.5 billion and an 89 basis point increase in the interest yield. The higher level of interest earning assets reflects growth in domestic credit card loan receivables and the inclusion of Goldfish loan receivables for a full quarter, offset in part by lower amounts due from asset securitization included in other interest earning assets. Amounts due from asset securitization were higher for the three months ended February 28, 2006, reflecting an increase in cardmember payments held by the trust on behalf of investors as a result of a high level of maturities of existing securitization transactions in comparison to the three months ended February 28, 2007. The interest yield for the three months ended February 28, 2007 was favorably impacted by improved credit quality following the effective date of the new U.S. bankruptcy legislation as well as higher interest yield on floating rate interest earning assets resulting from the rising interest rate environment. The interest yield for the three months ended February 28, 2006 was adversely impacted by the heightened level of bankruptcy receipts in October 2005 related to the effective date of the new U.S. bankruptcy legislation, resulting in higher principal, interest and fee charge-offs in December 2005.

For the three months ended February 28, 2007, interest expense increased $55.2 million, or 24%, as compared to the three months ended February 28, 2006, due to a 77 basis point increase in the average cost of funds and a $1.2 billion higher level of funding to support the increase in interest earning assets. The higher cost of funds reflects the impact of the rising interest rate environment on floating rate liabilities as well as a shift in funding from fixed rate certificates of deposit to short-term, floating rate instruments sourced through Morgan Stanley. Specifically, included in money market deposits were balances obtained through the Morgan Stanley Global Wealth Management Bank Deposit Program launched in March 2006, and beginning mid-2006, domestic short-term borrowings included Federal Funds purchased from Morgan Stanley Bank. Funding obtained from Morgan Stanley sources was higher on average during the three months ended February 28, 2007, however, balances at the end of the quarter were lower, reflecting the replacement of Federal Funds purchased from Morgan Stanley Bank and domestic short-term borrowings from Morgan Stanley with brokered certificates of deposits.

The following tables provide further analysis of net interest income, net interest margin and the impact of rate and volume changes for the years ended November 30, 2006, 2005 and 2004 (dollars in thousands):

Average Balance Sheet Analysis

	2006			2005			2004
Assets	Average Balance	Rate	Interest	Average Balance	Rate	Interest	Average Balance	Rate	Interest
Interest earning assets:
Interest earning deposits in other banks	$1,101	3.78%	$42	$861	3.48%	$30	$100	2.00%	$2
Federal Funds sold	339,016	4.74%	16,055	562,278	3.16%	17,771	328,014	1.19%	3,902
Commercial paper	13,850	5.01%	693	13,955	3.07%	428	14,449	1.30%	188
Investment securities	55,476	5.46%	3,028	14,350	4.74%	680	14,208	5.23%	743
Loans:(1)
Domestic
Credit cards	19,120,946	10.50%	2,007,737	18,644,660	10.16%	1,893,681	16,228,520	10.13%	1,643,921
Other consumer loans	131,982	7.20%	9,501	231,093	7.51%	17,357	351,230	8.10%	28,467

Total domestic	19,252,928	10.48%	2,017,238	18,875,753	10.12%	1,911,038	16,579,750	10.09%	1,672,388
International
Credit cards	2,535,349	9.51%	241,205	1,286,976	9.63%	123,940	1,379,925	9.13%	125,962
Other consumer loans	53,019	7.62%	4,040	135,494	7.72%	10,459	76,745	8.16%	6,260

Total international	2,588,368	9.47%	245,245	1,422,470	9.45%	134,399	1,456,670	9.08%	132,222

Total loans	21,841,296	10.36%	2,262,483	20,298,223	10.08%	2,045,437	18,036,420	10.01%	1,804,610
Other interest earning assets	3,295,406	5.35%	176,225	2,894,064	3.82%	110,465	2,234,570	2.24%	50,059

Total interest earning assets	25,546,145	9.62%	2,458,526	23,783,731	9.14%	2,174,811	20,627,761	9.01%	1,859,504
Allowance for loan losses	(791,088)			(864,224)			(971,967)
Other assets	2,629,713			2,319,973			2,288,409

Total assets	$27,384,770			$25,239,480			$21,944,203

Liabilities and Stockholder’s Equity
Interest bearing liabilities:
Interest bearing deposits:
Time deposits(2)	$12,585,124	4.67%	587,243	$13,829,102	4.28%	591,338	$10,755,628	4.72%	507,722
Money market deposits	1,683,975	4.88%	82,239	685,201	2.90%	19,885	681,606	1.05%	7,160
Other interest bearing deposits	25,613	3.29%	844	6,038	1.01%	60	5,960	1.01%	61

Total interest bearing deposits	14,294,712	4.69%	670,326	14,520,341	4.21%	611,283	11,443,194	4.50%	514,943
Borrowings:
Short-term borrowings
Domestic	2,334,648	5.03%	117,462	2,040,719	3.07%	62,686	2,383,738	1.47%	35,136
International	1,805,302	4.22%	76,258	998,431	4.49%	44,799	755,834	5.49%	41,495

Total short-term borrowings	4,139,950	4.68%	193,720	3,039,150	3.54%	107,485	3,139,572	2.44%	76,631
Long-term borrowings
Domestic	820,045	5.91%	48,492	817,224	5.41%	44,243	796,487	5.02%	39,980
International	576,276	4.77%	27,502	279,574	4.82%	13,468	338,644	4.74%	16,068

Total long-term borrowings	1,396,321	5.44%	75,994	1,096,798	5.26%	57,711	1,135,131	4.94%	56,048

Total borrowings	5,536,271	4.87%	269,714	4,135,948	3.99%	165,196	4,274,703	3.10%	132,679

Total interest bearing liabilities	19,830,983	4.74%	940,040	18,656,289	4.16%	776,479	15,717,897	4.12%	647,622
Other liabilities and stockholder’s equity	7,553,787			6,583,191			6,226,306

Total liabilities and stockholder’s equity	$27,384,770			$25,239,480			$21,944,203

Net interest income			$1,518,486			$1,398,332			$1,211,882

Net interest margin(3)		5.94%			5.88%			5.88%
Interest rate spread(4)		4.88%			4.98%			4.89%

(1)	Average balances of loan receivables include non-accruing loans and these loans are therefore included in the yield calculations. If these balances were excluded, there would not be a material impact on the amounts reported above.
(2)	Includes the impact of interest rate swap agreements used to change a portion of fixed-rate funding to floating-rate funding.
(3)	Net interest margin represents net interest income as a percentage of total interest earning assets.
(4)	Interest rate spread represents the difference between the rate on total interest earning assets and the rate on total interest bearing liabilities.

Rate/Volume Variance Analysis(1)

	2006 vs. 2005			2005 vs. 2004
Increase/(Decrease) due to changes in:	Volume	Rate	Total	Volume	Rate	Total
	(in thousands)
Interest earning assets:
Interest earning deposits in other banks	$10	$2	$12	$25	$3	$28
Federal Funds sold	(8,616)	6,900	(1,716)	4,178	9,691	13,869
Commercial paper	(3)	268	265	(7)	247	240
Investment securities	2,230	118	2,348	7	(70)	(63)
Loans:
Domestic
Credit cards	49,079	64,977	114,056	245,389	4,371	249,760
Other consumer loans	(7,162)	(694)	(7,856)	(9,149)	(1,961)	(11,110)

Total domestic loans	41,917	64,283	106,200	236,240	2,410	238,650
International
Credit cards	118,784	(1,519)	117,265	(8,741)	6,719	(2,022)
Other consumer loans	(6,286)	(133)	(6,419)	4,552	(353)	4,199

Total international loans	112,498	(1,652)	110,846	(4,189)	6,366	2,177

Total loans	154,415	62,631	217,046	232,051	8,776	240,827
Other interest earning assets	16,898	48,862	65,760	17,845	42,561	60,406

Total interest income	164,934	118,781	283,715	254,099	61,208	315,307

Interest bearing liabilities:
Interest bearing deposits:
Time deposits	(55,602)	51,507	(4,095)	134,809	(51,193)	83,616
Money market deposits	42,463	19891	62,354	38	12,687	12,725
Other interest bearing deposits	461	323	784	—	(1)	(1)

Total interest bearing deposits	(12,678)	71,721	59,043	134,847	(38,507)	96,340
Borrowings:
Short-term borrowings
Domestic	10,090	44,686	54,776	(5,698)	33,248	27,550
International	34,226	(2,767)	31,459	11,768	(8,464)	3,304

Total short-term borrowings	44,316	41,919	86,235	6,070	24,784	30,854
Long-term borrowings
Domestic	153	4,095	4,248	1,061	3,203	4,264
International	14,161	(126)	14,035	(2,843)	242	(2,601)

Total long-term borrowings	14,314	3,969	18,283	(1,782)	3,445	1,663

Total borrowings	58,630	45,888	104,518	4,288	28,229	32,517

Total interest expense	45,952	117,609	163,561	139,135	(10,278)	128,857

Net interest income	$118,982	$1,172	$120,154	$114,964	$71,486	$186,450

(1)	The rate/volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of the rate or volume variance to the sum of the two absolute variances.

For the year ended November 30, 2006, interest income increased $283.7 million, or 13%, as compared to the year ended November 30, 2005, due to higher average interest earning assets of $1.8 billion and a 48 basis point increase in interest yield. The level of interest earning assets reflects higher credit card loan receivables resulting from the acquisition of Goldfish and record domestic sales volume, in addition to higher amounts due from asset securitization. The increase in the interest yield is largely attributable to improved credit quality on the domestic credit card loan receivables following the October 2005 effective date of the new U.S. bankruptcy legislation and the related lower level of interest charge-offs. The higher interest yield also reflects higher interest income on floating rate interest earning assets resulting from the rising interest rate environment.

For the year ended November 30, 2006, interest expense increased $163.6 million, or 21%, as compared to the year ended November 30, 2005, due to a 58 basis point increase in the average cost of funds and a $1.2 billion increase in the level of average interest bearing liabilities to support the increase in interest earning assets. The increase in the average cost of funds reflects the effect of the rising interest rate environment on interest bearing liabilities that are tied to floating rates. This effect was partially offset by the replacement of maturing brokered certificates of deposit with shorter-term instruments having lower costs. The increase in average interest bearing liabilities consists of higher short-term notes payable to Morgan Stanley due to a lower level of U.K. securitized loans, higher money market accounts obtained from the Bank Deposit Program and higher Federal Funds purchased, specifically from Morgan Stanley Bank.

For the year ended November 30, 2005, interest income increased $315.3 million, or 17%, compared to the year ended November 30, 2004, due to higher average interest earning assets of $3.2 billion and a 13 basis point increase in yield. The increase in average interest earning assets is due to a higher level of domestic credit card loan receivables and an increase in amounts due from asset securitization. The previous evaluation of our spin-off from Morgan Stanley in 2005 resulted in the deferral of new securitization transactions. This deferral and a high level of maturities on existing securitized loans resulted in a lower level of average securitized loans and an increase in average owned credit card loan receivables. The increase in amounts due from asset securitization reflects the daily transfer to the domestic trust of related cardmember payments which began, in accordance with the governing securitization documents, as a result of the downgrade of Discover Bank’s short-term debt rating in April 2005. The higher interest yield in 2005 is attributable to the impact of the rising interest rate environment on domestic floating rates as well as an increase in the yield on U.K. receivables.

For the year ended November 30, 2005, interest expense increased $128.9 million, or 20%, as compared to the year ended November 30, 2004, primarily due to a higher level of average interest bearing liabilities to support the increase in average interest earning assets. Average interest bearing liabilities increased $2.9 billion and consisted of higher brokered certificates of deposit.

Provision for Loan Losses

Provision for loan losses is the expense related to maintaining the allowance for loan losses at a level adequate to absorb the estimated probable losses in the loan portfolio at each period end date. Factors that influence the provision for loan losses include the level and direction of credit card loan delinquencies and charge-offs, changes in consumer spending and payment behaviors, bankruptcy trends, regulatory changes or new regulatory guidance, the seasoning of our credit card loan portfolio, interest rate movements and their impact on consumer behavior, and changes in our credit card loan portfolio, including the overall mix of accounts, products and loan balances within the portfolio. We consider the credit quality of the loan portfolio in determining the allowance for loan losses. See “—Critical Accounting Policies” and Note 3: Summary of Significant Accounting Policies to the audited combined financial statements for further discussion. Credit quality at any time reflects, among other factors, our credit granting practices and effectiveness of collection efforts, the impact of general economic conditions on the consumer, and the seasoning of the loans.

For the three months ended February 28, 2007, the provision for loan losses increased $40.6 million, or 26%, compared with the three months ended February 28, 2006. This increase primarily reflected higher balances of domestic loans and higher losses on international loans partially offset by lower net charge-off rates on domestic loans. In the three months ended February 28, 2006, domestic net charge-offs included the impact on bankruptcy related charge-offs following the October 2005 effective date of the new U. S. bankruptcy legislation. International losses were impacted by the Goldfish acquisition in February 2006.

For the year ended November 30, 2006, the provision for loan losses decreased $122.8 million, or 14%, as compared to the year ended November 30, 2005. The decrease reflected improvements in domestic loan losses which were partially offset by higher losses on international loans. The decrease in net domestic charge-offs reflected an acceleration of charge-offs in 2005, resulting in lower amounts in 2006, as a result of a decline in bankruptcy receipts following the October 2005 effective date of the new U.S. bankruptcy legislation, and improved domestic credit and collection experience. In 2006, international loan net charge-offs include the impact of the Goldfish acquisition in February 2006. For the year ended November 30, 2005, the provision for loan losses decreased $47.1 million, or 5%, as compared to the year ended November 30, 2004. The decrease reflected lower domestic net charge-offs due to improvement in credit quality in our domestic loan portfolio, partially offset by the impact of a surge in bankruptcy receipts in advance of the October 2005 effective date of the new U.S. bankruptcy legislation, an increase in the international allowance for loan losses and higher international net charge-offs.

Allowance for Loan Losses

The following table provides a summary of the allowance for loan losses (dollars in thousands):

	For the Three Months Ended February 28,		For the Years Ended November 30,
	2007	2006	2006	2005	2004	2003	2002
Balance, beginning of period	$832,483	$838,848	$838,848	$942,721	$1,001,656	$927,351	$845,421
Charge-offs:
Domestic	(229,124)	(275,873)	(852,636)	(1,076,179)	(1,061,084)	(1,246,954)	(1,290,956)
International	(51,660)	(24,008)	(148,794)	(68,177)	(58,655)	(56,181)	(62,217)

Total charge-offs	(280,784)	(299,881)	(1,001,430)	(1,144,356)	(1,119,739)	(1,303,135)	(1,353,173)
Recoveries:
Domestic	41,183	42,444	154,066	145,642	114,721	96,219	89,672
International	5,744	4,510	20,418	20,805	16,835	11,452	5,850

Total recoveries	46,927	46,954	174,484	166,447	131,556	107,671	95,522

Net charge-offs	(233,857)	(252,927)	(826,946)	(977,909)	(988,183)	(1,195,464)	(1,257,651)

Provision for loan losses:
Domestic	147,197	130,798	606,765	816,197	893,531	1,220,094	1,280,350
International	48,189	24,030	148,872	62,289	32,018	46,018	56,403

Total provision for loan losses	195,386	154,828	755,637	878,486	925,549	1,266,112	1,336,753
Other activity:
Domestic	—	—	—	(199)	—	—	—
International:
Reserves acquired	—	43,557	55,499	—	—	—	—
Translation adjustments and other	(162)	676	9,445	(4,251)	3,699	3,656	2,828

Total other activity	(162)	44,233	64,944	(4,450)	3,699	3,656	2,828

Balance at end of period	$793,850	$784,982	$832,483	$838,848	$942,721	$1,001,656	$927,351

The allowance for loan losses increased $8.9 million, or 1%, at February 28, 2007 as compared to February 28, 2006. The increase was due to higher levels of domestic loans and a decline in international credit quality, offset in part by improved domestic credit quality. The allowance for loan losses at February 28, 2006 includes $43.6 million of acquired reserves related to the Goldfish acquisition.

The allowance for loan losses declined $38.6 million, or 5%, at February 28, 2007 as compared to November 30, 2006. This decline was due to improved domestic credit quality and a lower level of domestic loans, partially offset by a decline in international credit quality.

The allowance for loan losses declined $6.4 million, or 1%, at November 30, 2006 as compared to at November 30, 2005. The decline was due to improved domestic credit quality. This improvement was partially offset by a decline in international credit quality, recognition of reserves acquired with Goldfish and an increase in the loan portfolio. At November 30, 2005, the allowance for loan losses declined $103.9 million, or 11%, as compared to November 30, 2004. This decline was due to improvement in credit quality in the domestic loan portfolio, partially offset by the impact of higher bankruptcy receipts in advance of the October 2005 effective date of the new U.S. bankruptcy legislation and a decline in international loan credit quality. The factors impacting the changes in credit quality across these periods are discussed further in the net charge-offs and delinquency sections below.

The following table provides a summary of the composition of the allowance for loan losses (dollars in thousands):

	At February 28,		At November 30,
	2007		2006		2005		2004		2003		2002
	$	% to Total	$	% to Total	$	% to Total	$	% to Total	$	% to Total	$	% to Total
Domestic	$663,172	83.5%	$703,917	84.6%	$795,722	94.9%	$910,261	96.6%	$963,092	96.1%	$893,734	96.4%
International	130,678	16.5	128,566	15.4	43,126	5.1	32,460	3.4	38,564	3.9	33,617	3.6

Allowance for loan losses, end of period	$793,850	100.0%	$832,483	100.0%	$838,848	100.0%	$942,721	100.0%	$1,001,656	100.0%	$927,351	100.0%

The allowance for loan losses is a general allowance that is determined separately for the domestic and international loan portfolios. Accordingly, the percentage of the allowance for loan losses applicable to the domestic and international loans will be a function of both the loan balances and credit quality of each portfolio. The percentage of the total allowance for loan losses applicable to the domestic loan portfolio declined to 83.5% at February 28, 2007 from 84.6% at November 30, 2006. This decline was due to improved credit quality in the domestic loan portfolio as compared to deterioration in international loan credit quality, offset in part by a slightly higher percentage of loan balances composed of domestic loans. The percentage of the total allowance of loan losses applicable to the domestic loan portfolio declined to 84.6% at November 30, 2006 from 94.9% at November 30, 2005 and 96.6% at November 30, 2004. These declines were due to improved credit quality in the domestic loan portfolio as compared to deterioration in international loan credit quality and a slightly smaller relative percentage of the loan balances composed of domestic loans. In 2006, we recorded an acquired allowance for loan losses related to international loan portfolio acquisitions of $55.5 million. In 2005, the decline was partially offset by the impact on the domestic loan portfolio of higher bankruptcy receipts in advance of the October 2005 effective date of the new U.S. bankruptcy legislation.

Net Charge-offs

Our net charge-offs include the principal amount of losses charged-off less current period principal recoveries and exclude charged-off interest and fees, current period recoveries of interest and fees and fraud losses. Charged-off and recovered interest and fees are recorded in interest and loan fee income for loan receivables and in securitization income for securitized loans while fraud losses are recorded in other expense. Credit card loans are charged-off at the end of the month during which an account becomes 180 days contractually past due, except in the case of cardmember bankruptcies and probate accounts. Cardmember bankruptcies and probate accounts are charged-off at the end of the month 60 days following the receipt of notification of the bankruptcy or death but not later than the 180-day contractual time frame. The net charge-off rate is calculated by dividing net charge-offs for the period by the average loans for the period.

The following table presents amounts and rates of net charge-offs of loan receivables (dollars in thousands):

	For the Three Months Ended February 28,				For the Years Ended November 30,
	2007		2006		2006		2005		2004		2003		2002
	$	%	$	%	$	%	$	%	$	%	$	%	$	%
Net Charge-Offs
Domestic	$187,941	3.43%	$233,429	4.65%	$698,570	3.63%	$930,537	4.93%	$946,363	5.71%	$1,150,735	6.26%	$1,201,284	6.24%
International	45,916	6.29%	19,498	3.56%	128,376	4.96%	47,372	3.33%	41,820	2.87%	44,729	2.78%	56,367	3.26%

Total	$233,857	3.76%	$252,927	4.54%	$826,946	3.79%	$977,909	4.82%	$988,183	5.48%	$1,195,464	5.98%	$1,257,651	6.00%

The net charge-off rate on our loan receivables declined 78 basis points for the three months ended February 28, 2007 as compared with the three months ended February 28, 2006, reflecting strong domestic credit quality partially offset by increased international net charge-offs. The three months ended February 28, 2006 reflected the impact on the domestic portfolio of bankruptcy related charge-offs following the October 2005 effective date of new U.S. bankruptcy legislation. The three months ended February 28, 2007 include a full quarter of net charge-offs related to the Goldfish business which was acquired in February 2006. The net charge-off rate on our total loan receivables declined by 103 basis points for the year ended November 30, 2006 and 66 basis points for the year ended November 30, 2005 compared with the respective prior years, reflecting an acceleration of charge-offs in 2005, resulting in lower amounts in 2006, and strong domestic portfolio credit quality partially offset by deterioration in credit quality in the international portfolio and a higher percentage of international loans in the portfolio.

The net charge-off rate on domestic loan receivables declined 122 basis points for the three months ended February 28, 2007 compared with the three months ended February 28, 2006. The net charge-off rate on domestic loan receivables declined 130 basis points for the year ended November 30, 2006 and 78 basis points for the year ended November 30, 2005 compared with the respective prior years, due to an acceleration in charge-offs in 2005, resulting in lower amounts in 2006, and improved credit and collection experience. The 2006 and 2005 net charge-off rates were also impacted by the October 2005 effective date of the new U.S. bankruptcy legislation. This legislation, which made it more difficult for individuals to declare bankruptcy, resulted in a surge in bankruptcy receipts and related charge-offs in 2005 and early 2006. Also in 2006, domestic net charge-offs benefited from lower bankruptcy related charge-offs that occurred subsequent to the effective date of this legislation.

The net charge-off rate on international loan receivables increased 273 basis points for the three months ended February 28, 2007 as compared to the three months ended February 28, 2006. The net charge-off rate on international loan receivables increased 163 basis points for the years ended November 30, 2006 and 46 basis points for the year ended November 30, 2005 compared with the respective prior years. These increases were due to legislative changes in the United Kingdom that have led to increased bankruptcy and individual voluntary arrangement filings and a general deterioration in consumer credit quality in the United Kingdom.

Delinquencies

Delinquencies are an indicator of credit quality at any point in time. Loan balances are considered delinquent when contractual payments on the loan become 30 days past due.

The following table presents the amounts and delinquency rates of loan receivables over 30 days past due (dollars in thousands):

Loans over 30 days delinquent	At February 28,				At November 30,
	2007		2006		2006		2005		2004		2003		2002
	$	%	$	%	$	%	$	%	$	%	$	%	$	%
Domestic	$587,245	2.98%	$514,940	2.96%	$633,150	3.05%	$756,198	3.67%	$790,048	4.18%	$990,767	5.51%	$1,137,080	5.56%
International	125,564	4.35%	83,207	2.98%	128,806	4.36%	77,919	3.55%	24,895	2.02%	39,351	2.84%	58,316	2.76%

Total	$712,809	3.15%	$598,147	2.97%	$761,956	3.21%	$834,117	3.66%	$814,943	4.05%	$1,030,118	5.32%	$1,195,396	5.30%

The over 30 day delinquency rate of our total loan portfolio increased 18 basis points at February 28, 2007 as compared to February 28, 2006 due to the acquisition of the Goldfish portfolio and a deterioration in credit quality in the international loan portfolio. The over 30 day delinquency rate of our total loan portfolio declined 45 basis points at November 30, 2006 and 39 basis points at November 30, 2005 compared with the respective prior year ends, due to improved domestic credit quality partially offset by deterioration of the credit quality in our international card portfolio and a higher percentage of international loans in loan receivables.

The over 30 day delinquency rate of our domestic loan receivables increased 2 basis points at February 28, 2007 as compared to February 28, 2006. This small increase over the 2006 period reflects continued strong domestic credit quality. The over 30 day delinquency rate of our domestic loan receivables declined 62 basis points at November 30, 2006 and 51 basis points at November 30, 2005 compared with the respective prior year ends, due to improved credit and collection experience.

The over 30 day delinquency rate of our international loan receivables increased 137 basis points at February 28, 2007 as compared to February 28, 2006 due to the acquisition of the Goldfish business and deterioration in consumer credit quality in the United Kingdom. Delinquent receivables purchased with the Goldfish business in February 2006 were recorded at their estimated fair value, which was significantly lower than the unpaid balance. This had the effect of lowering the delinquency rate at February 28, 2006. The over 30 day delinquency rate of our international loan receivables increased 81 basis points at November 30, 2006 and 153 basis points at November 30, 2005 compared with the respective prior years. The international portfolio over 30 day delinquency rates have increased primarily with a general deterioration in consumer credit quality in the United Kingdom. For 2006, the over 30 day delinquency rates include the impact of the acquisition of the Goldfish business in February 2006.

The following table presents the amounts and delinquency rates of loan receivables that are accruing interest and are over 90 days delinquent (dollars in thousands):

	At February 28,		At November 30,
Loans over 90 days delinquent and accruing interest	2007		2006		2005		2004		2003		2002
	$	%	$	%	$	%	$	%	$	%	$	%
Domestic	$240,229	1.22%	$244,669	1.18%	$263,439	1.28%	$342,324	1.81%	$409,644	2.28%	$392,802	1.92%
International	35,053	1.22%	38,997	1.32%	26,640	1.29%	9,822	0.88%	12,767	0.95%	15,847	0.75%

Total	$275,282	1.22%	$283,666	1.19%	$290,079	1.27%	$352,146	1.75%	$422,411	2.18%	$408,649	1.81%

These loans are included in loan receivables over 30 days delinquent and the related discussion thereof.

The following table presents the amounts and delinquency rates of loan receivables that are not accruing interest, regardless of delinquency (dollars in thousands):

	At February 28,		At November 30,
Loans not accruing interest	2007		2006		2005		2004		2003		2002
	$	%	$	%	$	%	$	%	$	%	$	%
Domestic	$96,515	0.49%	$110,486	0.53%	$215,671	1.05%	$116,596	0.62%	$138,918	0.77%	$162,655	0.80%
International(1)	151,200	5.24%	143,435	4.86%	57,428	2.79%	16,467	1.47%	11,601	0.86%	19,675	0.93%

Total	$247,715	1.10%	$253,921	1.07%	$273,099	1.20%	$133,063	0.66%	$150,519	0.78%	$182,340	0.81%

(1)	The increase in international loans not accruing interest beginning in 2006 is attributable to the acquisition of Goldfish.

Loan receivables are placed on non-accrual status upon receipt of notification of the bankruptcy or death of a cardmember and as part of certain collection management processes. Trends in loans not accruing interest have been consistent with the credit quality trends previously discussed. At November 30, 2005, domestic non-accrual loans were higher due to the surge in bankruptcy receipts before the October 2005 effective date of the new U.S. bankruptcy legislation.

Other Income

The principal component of other income is securitization income. The following table presents the components of other income for the periods presented (dollars in thousands):

	For the Three Months Ended February 28,		2007 vs. 2006 increase (decrease)		For the Years Ended November 30,			2006 vs. 2005 increase (decrease)		2005 vs. 2004 increase (decrease)
	2007	2006	$	%	2006	2005	2004	$	%	$	%
Securitization income	$520,621	$595,868	$(75,247)	(13)%	$2,338,405	$1,608,928	$1,921,151	$729,477	45%	$(312,223)	(16)%
Loan fee income	100,746	88,569	12,177	14%	369,449	338,169	318,153	31,280	9%	20,016	6%
Discount and interchange revenue(1)	82,798	97,810	(15,012)	(15)%	365,986	618,158	764,926	(252,172)	(41)%	(146,768)	(19)%
Insurance	51,355	47,580	3,775	8%	188,160	168,791	145,728	19,369	11%	23,063	16%
Merchant fees	25,326	22,955	2,371	10%	109,230	72,871	45,884	36,359	50%	26,987	59%
Transaction processing revenue	24,510	23,816	694	3%	94,472	86,903	—	7,569	9%	86,903	* *
Other income	20,321	12,677	7,644	60%	73,237	43,217	52,544	30,020	69%	(9,327)	(18)%

Total other income	$825,677	$889,275	$(63,598)	(7)%	$3,538,939	$2,937,037	$3,248,386	$601,902	20%	$(311,349)	(10)%

**	Reflects acquisition of PULSE in 2005.
(1)	Net of rewards, including Cashback Bonus rewards, of $205 million and $181 million for the three months ended February 28, 2007 and 2006, respectively, and $767 million, $659 million and $550 million for the years ended November 30, 2006, 2005 and 2004, respectively.

Other income decreased $63.6 million, or 7%, for the three months ended February 28, 2007 as compared to the three months ended February 28, 2006 primarily related to lower securitization income and discount and interchange revenue, partially offset by higher loan fee and other income.

Other income increased $601.9 million, or 20%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to higher securitization income. Other income decreased $311.3 million, or 10%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily due to lower securitization income and lower discount and interchange revenue, partially offset by transaction processing revenues related to the acquisition of PULSE.

Securitization income in 2006 benefited from a favorable revaluation of the interest-only strip receivable reflecting higher excess spread projections as a result of the new U.S. bankruptcy legislation which became effective in October 2005. Securitization income in 2005 was negatively impacted by the effect of the anticipated level of charge-offs on the projected excess spread which in turn adversely affected the valuation of the interest-only strip receivable.

For securitization transactions completed on or after November 3, 2004, in accordance with governing securitization documents, we allocate portions of our discount and interchange revenue to new securitization transactions. Within other income, this change to allocating discount and interchange revenue has the effect of decreasing discount and interchange revenue and increasing securitization income. The amount of discount and interchange revenue allocated to securitizations has increased since this change was made in 2004 and is expected to continue increasing as new transactions which include allocations are completed and securitization transactions that did not receive allocations mature. For the years ended November 30, 2006, 2005 and 2004, there were 54%, 22% and 4%, respectively, of average securitized loans to which discount and interchange revenue was allocated.

To broaden merchant acceptance of Discover Network cards, we began outsourcing our acquisition and servicing of small and mid-sized merchants to merchant acquiring organizations in late 2006. In addition, we are selling small and mid-size merchant acquiring portfolios to third-party acquirers to facilitate integrated servicing and reduce costs. As the outsourcing continues, merchant discount will be replaced by acquirer interchange and assessments, which will reduce income on a per transaction basis and, over time, operating expenses as we no longer incur costs to acquire and service small and mid-sized merchants. The lower cost per transaction is expected to be offset by increased volume due to broader acceptance. Any gains on the sale of merchant acquiring portfolios will be reflected in other income as earned.

As of November 2006, SAM’S CLUB, which had previously only accepted Discover Network cards, began accepting MasterCard branded cards in addition to Discover Network cards. There was no material impact on 2006 results, but we expect sales and related discount and interchange revenue to be adversely affected in 2007.

Securitization Income

Securitization income is a significant source of our income and is derived through asset securitizations and continued servicing of a portion of the credit card receivables we originated. For the three months ended February 28, 2007 and 2006, the average securitized loans were $26.7 billion and $25.6 billion, respectively. For the years ended November 30, 2006, 2005 and 2004, the average securitized loans were $26.6 billion, $27.4 billion and $29.8 billion, respectively.

The issuance of asset-backed securities to investors has the effect of removing the owned loan receivables from the combined statements of financial condition. Also, portions of interest income, provision for loan losses and certain components of other income related to the transferred loans against which beneficial interests have been issued through securitization transactions are no longer reported in our statements of income; however, they remain significant factors in determining securitization income we receive on our retained beneficial interest in those transactions. Investors in securitizations are allocated the cash flows derived from interest and loan fee revenue earned on securitized loans. In addition, for securitization transactions completed on or after November 3, 2004, in accordance with governing securitization documents, we allocate portions of our discount and interchange revenue to new securitization transactions. These cash flows are used to pay the investors in the transactions a contractual fixed or floating rate of return on their investment, to reimburse investors for losses of principal resulting from charged-off loans, net of recoveries, to pay us a rate of return on the cash collateral accounts held at the trusts, and to pay us a contractual fee for servicing the securitized loans. Any excess cash flows remaining are paid to us. Both servicing fees and excess spread are recorded in securitization income. Securitization income also includes the net revaluation of the interest-only strip receivable and other retained interests, reflecting adjustments to the fair values of the retained interests that result from changes in the level of securitized loans and assumptions used to value the retained interests.

The table below presents the components of securitization income (dollars in thousands):

	For the Three Months Ended February 28,		2007 vs. 2006 increase (decrease)		For the Years Ended November 30,			2006 vs. 2005 increase (decrease)		2005 vs. 2004 increase (decrease)
	2007	2006	$	%	2006	2005	2004	$	%	$	%
Excess spread	$395,287	$326,428	$68,859	21%	$1,662,355	$1,158,331	$1,357,306	$504,024	44%	$(198,975)	(15)%
Servicing fees on securitized loans	134,384	135,691	(1,307)	(1)%	535,985	548,694	592,444	(12,709)	(2)%	(43,750)	(7)%
Net revaluation of retained interests	(3,997)	138,540	(142,537)	(103)%	159,442	(78,474)	(8,042)	237,916	303%	(70,432)	(876)%
Other (principally transaction costs)	(5,053)	(4,791)	(262)	(5)%	(19,377)	(19,623)	(20,557)	246	1%	934	5%

Securitization income	$520,621	$595,868	$(75,247)	(13)%	$2,338,405	$1,608,928	$1,921,151	$729,477	45%	$(312,223)	(16)%

For the three months ended February 28, 2007, securitization income decreased $75.2 million, or 13%, as compared to the three months ended February 28, 2006. The decrease was caused by the lower net revaluation of the interest-only strip receivable offset in part by a higher excess spread on securitized loans. For the year ended November 30, 2006, securitization income increased $729.5 million, or 45%, as compared to the year ended November 30, 2005. The increase reflects a higher excess spread on securitized loans and a higher net revaluation of the interest-only strip receivable, both of which were offset in part by a lower level of average securitized loans. For the year ended November 30, 2005, securitization income decreased $312.2 million, or 16%, as compared to the year ended November 30, 2004. The decrease reflects a lower excess spread on securitized loans and a lower net revaluation of the interest-only strip receivable.

Excess spread. The following table provides the components of excess spread (dollars in thousands):

	For the Three Months Ended February 28,		2007 vs. 2006 increase (decrease)		For the Years Ended November 30,			2006 vs. 2005 increase (decrease)		2005 vs. 2004 increase (decrease)
	2007	2006	$	%	2006	2005	2004	$	%	$	%
Interest income on securitized loans	$919,379	$888,684	$30,695	3%	$3,708,959	$3,529,586	$3,841,591	$179,373	5%	$(312,005)	(8)%
Interest paid to investors in asset-backed securities	(361,867)	(310,382)	(51,485)	(17)%	(1,397,549)	(1,024,618)	(691,544)	(372,931)	(36)%	(333,074)	(48)%

Net interest income	557,512	578,302	(20,790)	(4)%	2,311,410	2,504,968	3,150,047	(193,558)	(8)%	(645,079)	(20)%
Other fee revenue on securitized loans(1)	259,433	236,193	23,240	10%	1,032,937	713,650	670,376	319,287	45%	43,274	7%
Net charge-offs on securitized loans	(287,274)	(352,376)	65,102	18%	(1,146,007)	(1,511,593)	(1,870,673)	365,586	24%	359,080	19%

Net revenues on securitized loans	529,671	462,119	67,552	15%	2,198,340	1,707,025	1,949,750	491,315	29%	(242,725)	(12)%
Servicing fees on securitized loans	(134,384)	(135,691)	1,307	1%	(535,985)	(548,694)	(592,444)	12,709	2%	43,750	7%

Excess spread	$395,287	$326,428	$68,859	21%	$1,662,355	$1,158,331	$1,357,306	$504,024	44%	$(198,975)	(15)%

(1)	Other fee income includes discount and interchange revenue, loan fee income and insurance (credit fee products) revenues.

For the three months ended February 28, 2007, excess spread on securitized loans increased $68.9 million, or 21%, as compared to the three months ended February 28, 2006. The three months ended February 28, 2006 were adversely impacted by the heightened level of bankruptcy receipts in October 2005 related to the effective date of the new U.S. bankruptcy legislation, resulting in higher principal, interest and fee charge-offs in December 2005. Accordingly, net charge-offs were lower and other fee revenue and interest income were higher for the three months ended February 28, 2007 in comparison. Higher other fee revenue also reflects the higher level of outstanding securitized loans receiving merchant discount and interchange revenue. These favorable trends were offset in part by a higher rate of return paid to investors reflecting the impact of the rising interest rate environment on floating rate investor interests as well as a higher level of average securitized loans.

For the year ended November 30, 2006, excess spread on securitized loans increased $504.0 million, or 44%, as compared to the year ended November 30, 2005. The higher excess spread reflects lower net charge-offs and higher other fee revenue, partially offset by lower net interest income. The decrease in net charge-offs reflects the improved credit quality following the October 2005 effective date of the new U.S. bankruptcy legislation. The increase in other fee income reflects a higher level of outstanding securitized loans receiving merchant discount and interchange revenue. The decrease in net interest income is primarily attributable to a higher rate of return paid to investors reflecting the impact of the rising interest rate environment on floating rate investor interests.

For the year ended November 30, 2005, excess spread on securitized loans decreased $199.0 million, or 15%, as compared to the year ended November 30, 2004, due to a lower level of average securitized loans, lower net interest income and lower loan fee income, offset in part by lower net charge-offs. The lower level of average securitized loans reflects a higher level of maturing securitizations than new securitization transactions being completed, including the deferral of new securitization transactions for approximately five months in 2005 during the previous evaluation of our spin-off from Morgan Stanley. Lower net interest income reflects a higher weighted average rate of return paid to investors resulting from the impact of the rising interest rate environment on floating rate investor interests. Lower other fee revenue reflects lower late and overlimit fee revenues, offset in part by a higher allocation of discount and interchange revenue associated with a higher level of securitized loans receiving an allocation. The decrease in net charge-offs was attributable to improved credit quality and a lower level of average securitized loans, partially offset by an increase in bankruptcy charge-offs leading up to the October 2005 effective date of the new U.S. bankruptcy legislation.

Servicing fees on securitized loans. We are paid a servicing fee from the cash flows generated by the securitized loans. These cash flows include interest income and loan fee income as well as discount and interchange revenue for certain securitized loans. For the three months ended February 28, 2007, servicing fees decreased $1.3 million, or 1%, as compared to the three months ended February 28, 2006. Although average securitized loans were higher, servicing fees were slightly lower in comparison, reflecting the favorable impact of a high level of new securitization transactions during the three months ended February 28, 2006 in comparison. For the years ended November 30, 2006 and 2005, servicing fees decreased $12.7 million, or 2%, and $43.7 million, or 7%, from the respective prior years. The decrease in both years was due to a lower level of securitized loans in comparison to the respective prior years.

Net revaluation of retained interests. Amounts included in the net revaluation of retained interests reflect principally changes in the fair value of the interest-only strip receivable. The components of net revaluation of retained interests are summarized in the table below (dollars in thousands):

	For the Three Months Ended February 28,		For the Years Ended November 30,
	2007	2006	2006	2005	2004
Initial gain on new securitization transactions	$23,789	$75,645	$103,805	$81,947	$43,886
Revaluation of retained interests	(27,786)	62,895	55,637	(160,421)	(51,928)

Net revaluation of retained interests	$(3,997)	$138,540	$159,442	$(78,474)	$(8,042)

The net revaluation of retained interests includes the initial gain on transferred loan receivables against which beneficial interests have been issued through securitization transactions and changes in the fair value of retained interests, principally the interest-only strip receivable. The net revaluation of the interest-only strip receivable represents changes in the estimated present value of certain components of excess spread on the securitized loans to be earned in the future. Changes in the estimate of performance measures of the securitized loans, such as interest yield and charge-offs, as well as changes in the interest rate environment, can affect future excess spread projections and, accordingly, the net revaluation of the interest-only strip receivable.

The net positive revaluation of retained interests for the three months ended February 28, 2006 and the year ended November 30, 2006 were favorably impacted by the effect of lower charge-offs following the October 2005 effective date of the new U.S. bankruptcy legislation on the interest-only strip receivable. The net revaluation of retained interests for the three months ended February 28, 2007 decreased $142.5 million as compared to the three months ended February 28, 2006. The net revaluation of retained interests for the year ended November 30, 2006 increased $237.9 million as compared to the year ended November 30, 2005. Additionally, during the year ended November 30, 2006, there was a higher level of new credit card securitization transactions as compared to the year ended November 30, 2005, as well as a decrease in net gain amortization related to prior securitization transactions.

For the year ended November 30, 2005, the net revaluation of retained interests decreased $70.4 million as compared to November 30, 2004. The decrease is due to a lower level of securitized loans at year-end and the effect on projected charge-offs of higher bankruptcy receipts leading up to the October 2005 effective date of the new U.S. bankruptcy legislation. The lower level of securitized loans is attributable to the discontinued issuance from the Discover securitization trust of new short-term certificates in the fourth quarter of 2005.

Loan Fee Income

Loan fee income consists primarily of fees on credit card loans and includes late, overlimit, balance transfer, cash advance and other miscellaneous fees. Loan fee income increased $12.2 million, or 14%, for the three months ended February 28, 2007 as compared to the three months ended February 28, 2006, reflecting higher balance transfer fees related to increased balance transfer volume. Loan fee income increased $31.3 million, or 9%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily due to portfolio growth in the United Kingdom related to the Goldfish acquisition as well as lower fee net charge-offs and waivers and higher balance transfer fees in the United States. Loan fee income increased $20.0 million, or 6%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily related to an increase in loan receivables partially offset by lower overlimit fees due to the modification of our overlimit fee policies and procedures, in response to industry-wide regulatory guidance, to stop charging such fees for accounts meeting specific criteria.

Discount and Interchange Revenue

Discount and interchange revenue includes discount revenue net of interchange paid to third-party issuers in the United States, and interchange revenue in the United Kingdom. In the United States, we earn discount revenue from fees charged to merchants with whom we have entered into card acceptance agreements for processing cardmember purchase transactions. We incur an interchange cost to card issuing entities that have entered into contractual arrangements to issue cards on the Discover Network. This cost is contractually established and is based on the card issuing organizations’ transaction volume and is reported as a reduction to discount and interchange revenue. In the United Kingdom, where we issue MasterCard and Visa branded cards, we earn interchange revenue from transactions processed by those networks. We offer our cardmembers various reward programs, including the Cashback Bonus reward program, pursuant to which we pay certain cardmembers a percentage of their purchase amounts based on the type and volume of the cardmember’s purchases. Reward costs are recorded as a reduction to discount and interchange revenue. For securitization transactions completed on or after November 3, 2004, in accordance with governing securitization documents, we allocate portions of discount and interchange revenue to new securitization transactions, which results in a decrease in discount and interchange revenue and an increase in securitization income. However, cardmember rewards costs associated with the securitized loans are not allocated to investor interests, and as such, do not impact securitization income.

Discount and interchange revenue decreased $15.0 million, or 15%, for the three months ended February 28, 2007 as compared to the three months ended February 28, 2006, due to higher allocations to securitized loans which have the effect of reclassifying discount and interchange revenue to securitization income, and higher cardmember rewards partially offset by an increase in discount and interchange revenue earned. The increase in allocations to securitized loans was due to a higher level of outstanding securitized loans receiving allocations than in 2006. This adverse effect on discount and interchange revenue was partially offset by record sales volume in 2007 reflecting increased cardmember usage and the acquisition of Goldfish in February 2006. The increase in cardmember rewards reflected record sales volume and the impact of promotional programs which offer certain cardmembers additional rewards for various types of purchases.

Discount and interchange revenue decreased $252.2 million, or 41%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, due to higher allocations to securitized loans which have the effect of reclassifying discount and interchange revenue to securitization income, and due to higher cardmember rewards partially offset by an increase in discount and interchange revenue earned. The increase in allocations to securitized loans was due to a higher level of outstanding securitized loans receiving allocations than in 2005. This adverse effect on discount and interchange revenue was partially offset by record sales volume in 2006 reflecting increased cardmember usage and the acquisition of Goldfish in February 2006. The increase in cardmember rewards reflected record sales volume and the impact of promotional programs which offer certain cardmembers additional rewards for various types of purchases.

Discount and interchange revenue decreased $146.8 million, or 19%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily due to higher allocations to securitized loans which have the effect of reclassifying discount and interchange revenue to securitization income and higher cardmember rewards partially offset by an increase in discount and interchange revenue earned. The increase in allocations to securitized loans is due to a higher level of outstanding securitized loans receiving allocations than in 2004. The increase in discount and interchange revenue earned was driven by higher sales volumes reflecting increased cardmember usage. The increase in cardmember rewards reflected higher sales volume and the impact of promotional programs which offer certain cardmembers additional rewards for various types of purchases.

Insurance (Credit Fee Products)

We earn revenue primarily related to fees received for marketing credit-related ancillary products including insurance, debt deferment/debt cancellation contracts and credit protection services to cardmembers. The amount of revenue recorded is based on the terms of the insurance policies and contracts with third-party providers. We do not retain any significant underwriting loss exposure. We recognize this income over the policy or contract period as earned. Insurance income increased $3.8 million, or 8%, for the three months ended February 28, 2007 as compared to February 28, 2006, primarily related to increased cardmember participation resulting from the Goldfish acquisition. Insurance income increased $19.4 million, or 11%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to increased cardmember participation resulting from the Goldfish acquisition. Revenue from these products increased $23.1 million, or 16%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, related to a change in revenue sharing on certain products.

Merchant Fees

Merchant fees consist primarily of fees charged to merchants for various services including manual authorization of transactions and delivery of hardcopy statements. Merchant fees increased $2.4 million, or 10%, for the three months ended February 28, 2007 as compared to February 28, 2006. Merchant fees increased $36.4 million, or 50%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, due to an increase in pricing on certain fees. Merchant fees increased $27.0 million, or 59%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004 due to implementation of new fees to cover production and mailing costs of merchant statements. As merchant acquiring portfolios are sold to third-party merchant acquirers, this revenue will decrease along with associated costs.

Transaction Processing Revenue

Transaction processing revenues include switch and settlement fees charged to financial institutions for accessing the PULSE Network to process transactions and various participation and membership fees. Switch fees are charged on a per transaction basis. Transaction processing revenue increased $0.7 million, or 3%, for the three months ended February 28, 2007 as compared to February 28, 2006, related to increased transaction volumes. Transaction processing revenue increased $7.6 million, or 9%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, related to an increased volume of transactions processed on the network. Transaction processing revenue was a new revenue source in 2005 introduced by our acquisition of PULSE in January 2005.

Other Income

Other income includes revenues on various fee-based products, revenues from the referral of declined applications to certain third-party issuers on the Discover Network, unrealized gains and losses related to derivative contracts, gains on sales of mortgage loans, investment gains and losses, and other miscellaneous revenue items. See Note 26: Related Party Transactions to the audited combined financial statements for further information related to the sale of mortgage loans. Other income increased $7.6 million, or 60%, for the three months ended February 28, 2007 as compared to February 28, 2006, related to increased revenue from the referral of declined applications and increased cardmember participation in our Wallet Protection program (one of our fee-based products). Other income increased $30.0 million, or 69%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to increased revenue from the referral of declined applications and an increase in unrealized gains on derivative transactions. Other income decreased $9.3 million, or 18%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily related to a decline in fee based product revenue and lower volumes of mortgage loan sales.

Other Expense

The following table represents the components of other expense for the periods presented (dollars in thousands):

	For the Three Months Ended February 28,		2007 vs. 2006 increase (decrease)		For the Years Ended November 30,			2006 vs. 2005 increase (decrease)		2005 vs. 2004 increase (decrease)
	2007	2006	$	%	2006	2005	2004	$	%	$	%
Employee compensation and benefits	$233,318	$237,839	$(4,521)	(2)%	$933,196	$869,635	$758,912	$63,561	7%	$110,723	15%
Marketing and business development	142,344	118,622	23,722	20%	603,556	586,801	575,032	16,755	3%	11,769	2%
Information processing and communications	93,452	90,414	3,038	3%	387,595	353,054	342,154	34,541	10%	10,900	3%
Professional fees	80,958	64,829	16,129	25%	367,769	292,966	261,818	74,803	26%	31,148	12%
Premises and equipment	22,809	23,507	(698)	(3)%	92,278	91,032	83,513	1,246	1%	7,519	9%
Other	82,295	72,024	10,271	14%	335,089	339,139	294,383	(4,050)	(1)%	44,756	15%

Total other expense	$655,176	$607,235	$47,941	8%	$2,719,483	$2,532,627	$2,315,812	$186,856	7%	$216,815	9%

Other expense increased $47.9 million, or 8%, for the three months ended February 28, 2007 as compared to February 28, 2006, primarily related to higher marketing and business development and professional fees.

Other expense increased $186.9 million, or 7%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to higher employee compensation and benefits and professional fees. Other expense increased $216.8 million, or 9%, for the year ended November 30, 2005, as compared to the year ended November 30, 2004, primarily related to higher employee compensation and benefits and other expense.

Employee Compensation and Benefits

Employee compensation and benefits decreased $4.5 million or 2% for the three months ended February 28, 2007 as compared to February 28, 2006. Employee compensation and benefits increased $63.6 million, or 7%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to additional employees acquired with the Goldfish business, increased employee salary levels and benefit costs and incremental compensation related to equity awards granted to our retirement-eligible employees. Employee compensation and benefits increased $110.7 million, or 15%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily related to higher salaries for employees and benefit costs and additional employees as a result of the PULSE acquisition and an increase in overhead allocations from Morgan Stanley. The increase in overhead allocations from Morgan Stanley reflects our share of costs associated with Morgan Stanley senior management changes.

Marketing and Business Development

Marketing and business development increased $23.7 million, or 20%, for the three months ended February 28, 2007 as compared to February 28, 2006 due to higher account acquisition expenses. Marketing and business development increased $16.8 million, or 3%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, due to increased acquisition expenses related to the launch of the Discover Business Card and other new products and management’s continued focus on receivables growth. Marketing and business development increased $11.8 million, or 2%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, related to costs associated with building our third-party issuer business and network acceptance partially offset by lower acquisition expenses. We expect marketing and business development expense to continue to increase as we introduce new products and seek to grow our number of active accounts and increase card usage.

Information Processing and Communications

Information processing and communications increased $3.0 million, or 3%, for the three months ended February 28, 2007 as compared to February 28, 2006 due primarily to additional processing costs as a result of the Goldfish acquisition. Information processing and communications increased $34.5 million, or 10%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to additional processing costs as a result of the Goldfish acquisition and increased transaction volume on the PULSE Network. Information processing and communications increased $10.9 million, or 3%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily related to additional processing costs as a result of the PULSE acquisition partially offset by lower data equipment costs.

Professional Fees

Professional fees increased $16.1 million, or 25%, for the three months ended February 28, 2007 as compared to February 28, 2006, primarily related to increased legal fees and consulting costs. The increase in legal fees was primarily driven by costs associated with our lawsuit against Visa and MasterCard. Consulting costs increased due to investments in the Discover Business Card and various other business initiatives. Professional fees increased $74.8 million, or 26%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to increased legal fees and consulting costs. The increase in legal fees was primarily driven by costs associated with our lawsuit against Visa and MasterCard. Consulting costs increased due to investments in the Discover Business Card and various other business initiatives. Professional fees increased $31.1 million, or 12%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, related to incremental costs as a result of the PULSE acquisition, as well as increased legal fees and higher consulting costs due to investments in various business initiatives and higher overhead allocations from Morgan Stanley.

Premises and Equipment

Premises and equipment decreased $0.7 million, or 3%, for the three months ended February 28, 2007 as compared to February 28, 2006. Premises and equipment increased $1.2 million, or 1%, at November 30, 2006 as compared to November 30, 2005, and $7.5 million, or 9%, at November 30, 2005 as compared to November 30, 2004. See Note 9: Premises and Equipment to the audited combined financial statements for further information related to premises and equipment.

Other

Other expense increased $10.3 million, or 14%, for the three months ended February 28, 2007 as compared to February 28, 2006, primarily related to higher fraud expense. Other expense decreased $4.0 million, or 1%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, primarily related to lower fraud expense and legal accruals partially offset by higher franchise taxes, amortization of intangibles and cost associated with new account acquisitions. Other expense increased $44.8 million, or 15%, for the year ended November 30, 2005 as compared to the year ended November 30, 2004, primarily related to higher fraud expenses, taxes, legal accruals and cost associated with new account acquisitions.

Income Tax Expense

Income tax expense decreased $41.6 million, or 23%, for the three months ended February 28, 2007 as compared to February 28, 2006, reflecting lower pretax income. Income tax expense increased $159.3 million, or 46%, for the year ended November 30, 2006 as compared to the year ended November 30, 2005, reflecting an increase in pretax income partially offset by a lower effective tax rate. The effective tax rate decreased to 32.0% for the year ended November 30, 2006 from 37.5% for the year ended November 30, 2005, primarily related to the favorable resolution of tax examination issues addressed during the course of a federal tax audit for the years 1997 through 1998 as well as the favorable settlement of state tax matters. Income tax expense decreased $96.3 million, or 22%, for the year ended November 30, 3005 as compared to the year ended November 30, 2004, reflecting a decline in pretax income partially offset by a higher effective tax rate. The effective tax rate increased to 37.5% for the year ended November 30, 2005 from 36.3% for the year ended November 30, 2004, primarily attributable to the establishment of additional state tax provisions, offset by the favorable settlement of various state tax matters. See also Note 18: Income Taxes to the audited combined financial statements.

Quarterly Results

The following table presents results on a quarterly basis (dollars in thousands):

For the Three Months Ended	November 30, 2006		August 31, 2006		May 31, 2006		February 28, 2006
Interest income	$622,166		$642,748		$607,181		$586,431
Interest expense	243,518		250,440		217,336		228,746

Net interest income	378,648		392,308		389,845		357,685
Provision for loan losses	239,693		231,614		129,502	(1)	154,828	(1)
Other income	828,263		889,374		932,027	(2)	889,275	(3)
Other expense	781,677	(4)(5)	682,537	(5)(6)	648,034	(5)(6)	607,235

Income before income tax expense	185,541		367,531		544,336		484,897
Income tax expense	(981	)(7)	126,138		201,058		179,474

Net income	$186,522		$241,393		$343,278		$305,423

(1)	Reflects favorable impact of lower bankruptcy charge-offs subsequent to the October 2005 effective date of the new U.S. bankruptcy legislation.
(2)	Reflects favorable impact of lower bankruptcy charge-offs on securitized loans subsequent to the October 2005 effective date of the new U.S. bankruptcy legislation.
(3)	Completed $6.6 billion in securitization transactions.
(4)	Includes costs associated with the launch of a new advertising campaign and higher Morgan Stanley allocations.
(5)	Includes increased legal fees as a result of our lawsuit against Visa and MasterCard.
(6)	Includes higher Morgan Stanley allocations.
(7)	Includes one-time tax credits related to settlement of various tax matters and reclassification of income tax expense to franchise taxes.

Liquidity and Capital Resources

We seek to maintain liquidity, capital and funding policies that ensure our credit ratings and bank capitalization level are sufficient to provide cost effective access to debt and deposit markets thus providing sufficient liquidity to fund our business. Our liquidity and funding risk management policies are designed to mitigate the risk that we may be unable to access adequate financing to service our financial obligations when they come due. Liquidity risk is addressed through various funding criteria and targets that guide our access to the long-term and short-term debt capital markets, the maturity profile of our liabilities, the diversity of our funding sources and investor base, as well as the level of our liquidity reserve as part of a contingency funding plan. We attempt to ensure that the maturity of our liabilities equals or exceeds the expected holding period of the assets being financed.

Liquidity risk is assessed by several measures including the liquidity position, which measures funding in various maturity tranches. The maturities of the various funding instruments are reviewed during the funding planning and execution process to ensure the maturities are staggered. The mix of funding sources and the composition of our investor base are also reviewed during the funding process to ensure appropriate diversification. Funding sources historically have included externally derived short-term borrowings, intercompany funding from Morgan Stanley, asset-backed commercial paper conduit financing, long-term asset-backed securitizations, bank deposits and bank notes.

As a business segment of Morgan Stanley, we have historically benefited from shared financial and other centralized resources. Liquidity and capital management is an area in which we worked closely with Morgan Stanley to establish policies and execute strategies to maintain prudent levels of liquidity and capital. Our senior management reviews financial performance relative to these policies, monitors the availability of alternative financing sources, evaluates liquidity risk and capital adequacy, and assesses the interest rate sensitivity of our assets and liabilities.

Morgan Stanley historically has provided various sources of funding to us on both a short-term and long-term basis to meet various financing needs. This funding has been used to finance receivables in both our U.S. and U.K. card businesses, the cash collateral account in connection with our domestic asset-backed securitization program and fixed assets, which include office facilities and equipment. The following table summarizes funding sourced through Morgan Stanley (dollars in thousands):

	At February 28, 2007	At November 30,
		2006	2005	2004
Morgan Stanley Global Wealth Management Bank Deposit Program	$2,615,307	$1,928,443	$—	$—
Federal Funds purchased from Morgan Stanley Bank	—	3,000,000	—	—
Short-term borrowings	2,632,147	3,639,678	3,773,060	2,728,358
Long-term borrowings	1,250,804	1,251,662	606,796	945,779

Total	$6,498,258	$9,819,783	$4,379,856	$3,674,137

During the three months ended February 28, 2007, total intercompany balances declined by $3.3 billion and were replaced mainly through interest bearing deposit sources. At February 28, 2007, there were no outstanding Federal Funds purchased from Morgan Stanley Bank and short-term borrowings with Morgan Stanley were reduced significantly. Deposits obtained through the Morgan Stanley Global Wealth Management Bank Deposit Program increased during the three months ended February 28, 2007; however, we expect to discontinue our participation in this program, decreasing our deposits sourced from this program to $0 prior to the distribution. Funding sourced through the Morgan Stanley Global Wealth Management Bank Deposit Program and the Federal Funds purchased from Morgan Stanley Bank began in March 2006 and June 2006, respectively. Short-term and long-term funding from Morgan Stanley have been borrowed as needed over time.

In light of the distribution, we are developing our own infrastructure to manage and execute our liquidity and capital management functions as an independent company. Our efforts include a review of our liquidity and funding risk management policies to ensure that they continue to support the successful execution of our business strategies while maintaining sufficient liquidity through the business cycle and during periods of financial stress. Prior to the distribution we intend to execute certain agreements providing for ongoing Morgan Stanley support in certain functions. See “Arrangements Between Us and Morgan Stanley.”

As a business segment of Morgan Stanley, our Contingency Funding Plan (“CFP”) model incorporated a wide range of potential cash outflows during a liquidity stress event, including, but not limited to: (i) repayment of all debt maturing within one year; (ii) expected funding requirements from receivable growth and/or volatility; and (iii) client cash withdrawals from interest bearing deposits. During a stress event, we can reduce our funding requirements through adjustments in the level of new loan originations. Given our historical access to Morgan Stanley intercompany funding, our CFP was driven by Morgan Stanley stress events and assumed that we would be able to access deposits and the asset-backed market for a significant portion of our funding requirements. On February 28, 2007, in addition to access to the Morgan Stanley parent liquidity reserve and our own liquidity reserve of $2.2 billion at Discover Bank, we had a total of $1.3 billion of unutilized commitments from third-party commercial paper asset-backed conduits for securitization funding to meet any unexpected funding requirements. As of March 31, 2007, our liquidity reserve was $5.2 billion.

As part of our CFP, and to meet volatility in daily cash requirements, we managed our liquidity reserve in conjunction with access to Morgan Stanley intercompany funding to a size prudent for anticipated credit card loan receivables fluctuations and conditions in the markets for asset-backed securitization, unsecured debt and deposits.

Prior to the distribution, we intend to replace all Morgan Stanley sourced funding with certificates of deposit, unsecured long-term debt, external deposits from broker-dealers and asset-backed financing. Furthermore, our CFP has been revised to eliminate reliance on Morgan Stanley sourced funding while limiting our access to the asset-backed and certificate of deposit markets. See “—Changes Related to the Distribution” below.

Our unaudited condensed combined statement of financial condition at February 28, 2007 consisted primarily of credit card loan receivables, of which 87% were originated in the United States and 13% in the United Kingdom. The combined statements of financial condition assets fluctuate from time to time due to trends in credit card spending and payments, as well as the issuance of new securitization transactions and maturities of existing securitization transactions. Our credit card loan receivables provide us with flexibility in financing and managing our business, as the market for financing credit card loan receivables is large and active.

Equity Capital Management. Our senior management views equity capital as an important source of financial strength. We determine the level of capital necessary to support our business based on our managed credit card loan receivables, goodwill and other intangible assets, taking into account, among other things, regulatory requirements, rating agency guidelines and internally managed requirements to sustain growth. As of February 28, 2007, management determined that approximately $5.4 billion of capital was appropriate to support our business. Accordingly, the Unaudited Pro Forma Condensed Combined Statement of Financial Condition reflects a $100 million dividend to adjust the capital account set forth in our February 28, 2007 statement of financial condition. Using the same methodology, a $500 million dividend was paid in each of November 2006 and February 2007 to further adjust our capital to its appropriate level. In anticipation of our possible spin-off in 2005, no dividend was paid in that year.

Under regulatory capital requirements adopted by the FDIC and other bank regulatory agencies, FDIC-insured financial institutions must maintain minimum levels of capital that are dependent upon the risk of the financial institutions assets, specifically (a) 3% to 5% of Tier 1 capital, as defined, to average assets (“leverage ratio”), (b) 4% to 6% of Tier 1 capital, as defined, to risk-weighted assets (“Tier 1 risk-weighted capital ratio”) and (c) 8% to 10% of total capital, as defined, to risk-weighted assets (“total risk-weighted capital ratio”). At February 28, 2007, the leverage ratio, Tier 1 risk-weighted capital ratio and total risk-weighted capital ratio of Discover Bank as well as our other FDIC-insured financial institution, Bank of New Castle, exceeded these regulatory minimums.

Short-Term Borrowings. We have financed our short-term funding requirements primarily through intercompany arrangements with Morgan Stanley, including short-term intercompany loans. In addition, we have access to the Federal Funds market through third parties for both overnight borrowings and term borrowings that mature in more than one business day. See Note 13: Short-Term Borrowings to the audited combined financial statements and Note 4: Short-Term Borrowings to the unaudited condensed combined financial statements.

The following table summarizes short-term borrowings (dollars in thousands):

	At February 28,		At November 30,
	2007		2006		2005		2004
	Ending Balance	Weighted Average Interest Rate(4)	Ending Balance	Weighted Average Interest Rate(4)	Ending Balance	Weighted Average Interest Rate(4)	Ending Balance	Weighted Average Interest Rate(4)
Short-term borrowings from Morgan Stanley
Domestic:
Overnight Federal Funds purchased(1)	$—	—	$3,000,000	5.31%	$—	—	$—	—
Other short-term borrowings(2)	886,085	5.61%	1,811,124	5.46%	1,845,910	4.20%	2,064,337	2.19%
International:
Other short-term borrowings(2)	1,746,062	5.54%	1,828,554	5.25%	1,927,150	4.81%	664,021	4.41%

Total short-term borrowings from Morgan Stanley	2,632,147	5.57%	6,639,678	5.34%	3,773,060	4.51%	2,728,358	2.73%
Short-term borrowings with external parties
Domestic:
Term Federal Funds purchased(3)	540,000	5.33%	100,000	5.35%	—	—	1,592,000	2.06%

Total short-term borrowings with external parties	540,000	5.33%	100,000	5.35%	—	—	1,592,000	2.06%

Total	$3,172,147	5.53%	$6,739,678	5.34%	$3,773,060	4.51%	$4,320,358	2.48%

(1)	Matures in one day.
(2)	Consists entirely of short-term borrowings through note arrangements with Morgan Stanley, which are payable on demand.
(3)	Various maturities of 79 days and less at February 28, 2007.
(4)	Rate equals weighted average interest rate of the amount outstanding at the end of the reporting period.

Deposits. We utilize deposits to diversify funding sources and to reduce our reliance on short-term credit-sensitive funding sources, thus enhancing our liquidity position. At February 28, 2007, total interest bearing deposits were $17.6 billion. We obtain our deposits through various channels: direct retail certificates of deposit and money market accounts, retail and institutional brokerage arrangements and Morgan Stanley sourced money market accounts obtained through the Morgan Stanley Global Wealth Management Bank Deposit Program, under which we receive funds swept directly from certain Morgan Stanley Global Wealth Management clients. Direct consumer retail deposits are marketed to and received from individual customers, without the use of a third-party intermediary, and are an important, stable funding source that typically react more slowly to interest rate changes than other deposits. Brokered deposits are deposits placed to consumers through registered brokers. These deposits provide funding with maturities ranging from one month to ten years. At February 28, 2007, the weighted average maturity of all certificates of deposit was approximately 22 months. See Note 12: Deposits to the audited combined financial statements and Note 3: Deposits to the unaudited condensed combined financial statements.

Under the Morgan Stanley Global Wealth Management Bank Deposit Program, a portion of Global Wealth Management Group client funds were transferred to Discover Bank and utilized by Discover Bank as a source of funding. We have participated in this program since the second quarter of 2006. As of February 28, 2007, the balance of these deposits was $2.6 billion.

The following table summarizes the remaining maturities of our interest bearing deposits at February 28, 2007 (dollars in thousands):

	Total	Three Months or Less	Over Three Months Through Six Months	Over Six Months Through Twelve Months	Over Twelve Months
Certificates of deposit in amounts less than or equal to $100,000	$13,268,168	$2,500,171	$2,976,664	$1,621,392	$6,169,941
Certificates of deposit in amounts greater than $100,000	609,077	274,310	83,292	153,362	98,113
Savings deposits, including money market deposit accounts	3,698,302	3,698,302	—	—	—

Total interest bearing deposits	$17,575,547	$6,472,783	$3,059,956	$1,774,754	$6,268,054

Long-Term Debt and Bank Notes. An additional source of funding is provided by our Global Bank Note Program. The program was launched in 2004 by Discover Bank. Bank notes may be issued under this program with maturities of thirty days or more from the date of issuance. At February 28, 2007 and November 30, 2006 we had $250 million in bank notes outstanding which mature in February 2009. In addition, there was $1.3 billion in medium-term notes allocated to us in the form of long-term intercompany lending from Morgan Stanley. See Note 14: Long-Term Borrowings to the audited combined financial statements.

Securitization Financing. We also generate a significant portion of our funding through the securitization of credit card loan receivables utilizing non-consolidated securitization trusts. Transferred loans against which beneficial interests have been issued to third-party investors are accounted for as sold and, accordingly, are removed from the statements of financial condition. We have historically securitized between 55% and 65% of our managed credit card loan receivables.

We utilize both the public term securitization market as well as the privately placed asset-backed commercial paper conduit financing market. Outstanding public term financing and asset-backed commercial paper conduit financing at February 28, 2007 were $26.5 billion and $1.4 billion, respectively. At February 28, 2007, we had $15.3 billion unused capacity under Discover Card Master Trust I’s registered asset-backed securities shelf registration statement and $1.3 billion in unused asset-backed commercial paper conduit capacity.

The following table summarizes expected maturities of the investors’ interests in securitizations at February 28, 2007 (dollars in thousands):

	Total	Less Than One Year	One Year Through Three Years	Four Years Through Five Years	After Five Years
Expected maturities of the investors’ interests in securitizations	$27,932,650	$10,780,352	$10,614,262	$4,966,387	$1,571,649

We access the public term asset securitization market through the Discover Card Master Trust I using receivables generated by our U.S. Card business. Through this trust, we have been using a structure utilizing Class A, triple-A rated certificates and Class B, single-A rated certificates held by third parties, with credit enhancement provided by the subordinated Class B certificates and a cash collateral account, financed partially through funding provided by Morgan Stanley. At February 28, 2007, the balance in cash collateral accounts underlying the securitization transactions was $1.9 billion (reflected in amounts due from asset securitizations in the combined statements of financial condition).

The following table summarizes estimated maturities of the cash collateral accounts at February 28, 2007 (dollars in thousands):

	Total	Less Than One Year	One Year Through Three Years	Four Years Through Five Years	After Five Years
Estimated maturities of cash collateral accounts	$1,943,044	$625,962	$810,281	$414,453	$92,348

In our U.K. business, we access the public term asset-backed securitization market through the Cumbernauld Funding plc master trust. Through this trust, we have traditionally been using a structure utilizing Class A, triple-A rated certificates, with credit enhancement provided by subordination through the overcollateralization of receivables.

The securitization structures include certain features designed to protect investors that could result in earlier-than-expected amortization of the transactions, accelerating the need for alternative funding. The primary feature relates to the availability and adequacy of cash flows in the securitized pool of receivables to meet contractual requirements (“economic early amortization”). In the event of an economic early amortization (which would occur if the excess spread falls below 0% for a contractually specified period, generally a three-month average), the receivables that otherwise would have been subsequently purchased by the trust from us would instead continue to be recognized on our combined statements of financial condition since the cash flows generated in the trust would instead be used to repay investors in the asset-backed securities. As of February 28, 2007, no economic early amortization events have occurred. The table below provides information concerning investor interest and related excess spreads at February 28, 2007 (dollars in thousands).

	Investor Interest	# of Series Outstanding	3-Month Rolling Average Excess Spread
Interchange series(1)	$15,451,060	18	7.88%
Non-interchange series	10,812,615	12	4.57%

Discover Card Master Trust I	26,263,675	30	4.57%
Cumbernauld Funding plc	1,668,975	2	3.14%

Total Company	$27,932,650	32

(1)	Discover Card Master Trust I certificates issued subsequent to and including series 2004-1 include cash flows derived from discount and interchange revenue earned by Discover Bank.

Secured Committed Credit Facilities. The maintenance of revolving committed credit agreements serves to further diversify our funding sources. In connection with our asset securitization program, we have access to committed undrawn funding capacity through third-party bank-sponsored securitization conduits to support credit card loan receivables funding requirements. At February 28, 2007, these conduits totaled $2.7 billion, of which $1.27 billion was unused. At April 16, 2007, these conduits totaled $5.1 billion, of which approximately $2.4 billion was unused. These facilities are 364-day agreements and are reviewed for renewal annually.

Contractual Obligations. In the normal course of business, we enter into various contractual obligations that may require future cash payments. Contractual obligations at February 28, 2007, include long-term borrowings, operating and capital lease obligations. Our future cash payments associated with our contractual obligations as of February 28, 2007, are summarized below (dollars in thousands):

		Payments Due By Period
February 28, 2007	Total	Less Than One Year	One Year Through Three Years	Four Years Through Five Years	More Than Five Years
Deposits(1)	$17,661,877	$11,393,823	$4,016,380	$1,264,593	$987,081
Long-term borrowings from Morgan Stanley(2)	1,250,804	687,225	—	—	563,579
Bank notes(3)	249,766	—	249,766	—	—
Capital lease obligations(4)	5,880	1,247	2,739	1,894	—
Interest payments on fixed rate debt	335,428	64,460	69,678	69,759	131,531

Total contractual obligations	$19,503,755	$12,146,755	$4,338,563	$1,336,246	$1,682,191

(1)	Reflects total deposits including money market deposits, certificates of deposit and transaction accounts. Certificates of deposit accrue interest at fixed rates. All other interest-bearing deposits accrue interest at variable rates.
(2)	Long-term borrowings from Morgan Stanley provide funding for our interest earning assets.
(3)	Interest charges on bank notes are based on a fifteen basis point spread over the three-month LIBOR and reset quarterly. See Note 14: Long-Term Borrowings to the audited combined financial statements for further discussion. Total future payment of interest charges is estimated to be $27.3 million as of February 28, 2007, utilizing the current interest rate of 5.51% at February 28, 2007.
(4)	See Note 20: Commitments, Contingencies and Guarantees to the audited combined financial statements and Note 7: Commitments, Contingencies and Guarantees to the unaudited condensed combined financial statements for further information concerning our capital lease obligations.

Changes Related to the Distribution. It is management’s intent to employ liquidity and capital management policies following the distribution which provide us with adequate access to and supply of funding through the business cycle. Accordingly, it is management’s intent to maintain an investment grade rating at Discover Bank and to seek an investment grade rating for Discover Financial Services following the distribution. Following the announcement of the distribution, Moody’s and Fitch placed Discover Bank’s debt ratings on negative watch. Moody’s and Fitch reports indicated that if the distribution occurs as planned, they expect to assign a long-term investment grade rating to Discover Bank (Baa2 deposit, Baa3 senior unsecured from Moody’s and BBB from Fitch). S&P affirmed Discover Bank’s long-term credit rating of BBB.

In connection with the distribution, while we do not anticipate significant changes to our fundamental liquidity, funding and capital policies, we are more actively developing alternative sources of liquidity to replace previously sourced Morgan Stanley funding while enhancing our liquidity reserve. As our approach to determining and measuring capital adequacy will be unchanged, we anticipate that we will have adequate capital to support our business. Capital requirements are dynamic and will vary based on management’s view of underlying business risk, regulatory requirements and rating agency views. To the extent the capital on our combined statements of financial condition exceeds these capital requirements, such excess amounts will be distributed to Morgan Stanley prior to the distribution.

In connection with our liquidity and funding policies, we have reassessed our CFP and expect to lengthen the maturity profile of borrowings and increase the amount of stand-alone liquidity held. We have enhanced liquidity by increasing the amount of our liquidity reserve to approximately $5 billion ($5.2 billion as of March 31, 2007), increasing committed undrawn securitization conduit facilities to approximately $2.4 billion as of April 16, 2007 and we are currently negotiating an unsecured committed credit facility of at least $1.75 billion. Through the establishment of these liquidity sources, we expect to manage a CFP that is designed to withstand a Discover stress event characterized by a one-year period with limited access to the brokered deposit and asset-backed securitization markets.

We expect to replace funding provided through Morgan Stanley intercompany arrangements with alternative sources at market rates available to us, including certificates of deposit, external deposits from broker-dealers, asset-backed financing and unsecured long-term debt. The replacement of these existing funding sources will have an impact on the cost of funds of our liability portfolio due to funding mix changes and differences in credit ratings and maturities. See “Unaudited Pro Forma Condensed Combined Financial Statements.”

Historically, certificates of deposit sourced through brokerage arrangements were distributed through Morgan Stanley’s syndicate desk. In anticipation of the distribution, we have expanded the distribution of these deposits to include other broker-dealers.

We expect to replace short-term intercompany financing sourced through Morgan Stanley, and during the three months ended February 28, 2007, we replaced all Federal Funds purchased from Morgan Stanley Bank and other short-term intercompany lending related to our U.S. card receivables. We are currently structuring external secured financing agreements to replace short-term intercompany lending related to our U.K. card business. Funding sourced through the Morgan Stanley Global Wealth Management Bank Deposit Program is expected to be replaced through the issuance of deposits and the use of alternative external broker-dealer client funds deposited into Discover Bank. All long-term intercompany lending is expected to be replaced with alternative funding sources of similar durations. We also expect to incur approximately $600 million to $750 million of unsecured senior debt prior to the distribution.

Within our Discover Card Master Trust I, we will move towards a structure that also utilizes subordinated Class C, triple-B rated securities which will be held by third parties. This structure will eliminate the need to establish cash collateral accounts for new securitizations and will provide greater flexibility by allowing senior and subordinated classes of securities to be issued at different times. We are currently structuring external secured financing agreements to replace short-term intercompany lending related to the cash collateral accounts.

We are currently negotiating a multi-year unsecured committed credit facility of at least $1.75 billion that will serve to diversify our funding sources and enhance our liquidity. This facility is expected to be provided by a group of major global banks, and to be available to both Discover Financial Services and our Discover Bank subsidiary. Our borrowings (as opposed to those of Discover Bank) under the credit facility cannot exceed 30% of the total facility. It is expected that the credit facility will include various financial and other restrictive covenants. Financial covenants in the new credit facility are expected to include, among others, a requirement that Discover Bank and any other regulated bank subsidiary remain well capitalized, a limit on the ratio of our intangible assets plus our investment in subsidiaries to our net worth, a limit on the ratio of delinquent loans to our total managed loans, maintenance by Discover Bank of a 4% ratio of Tier 1 capital to managed loans, and our maintenance of a minimum tangible net worth. Negative covenants in the new credit facility are expected to include limitations on indebtedness of subsidiaries; liens; fundamental changes such as mergers, consolidations and sales of assets or changes in line of business; investments, loans, advances, guarantees and acquisitions; swap agreements; transactions with affiliates; and certain other restrictive agreements. Events of default in the new credit facility are expected to include, among other things, nonpayment of principal when due; nonpayment of interest, fees or other amounts; material inaccuracy of representations and warranties; violation of covenants; default under other indebtedness; bankruptcy events; and a change in control. We anticipate that the facility will support general liquidity needs and may be drawn to meet short-term funding needs from time to time. The syndication of the facility is expected to be complete by the time of distribution. In addition, we have further enhanced our liquidity position by increasing our committed unused asset-backed commercial paper securitization lines of credit to approximately $2.4 billion.

Off-Balance Sheet Arrangements

See “—Liquidity and Capital Resources—Securitization Financing.”

Quantitative and Qualitative Disclosures about Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, correlations or other market factors will result in losses for a position or portfolio. We are exposed to market risk primarily from changes in interest rates and currency exchange rates.

Interest Rate Risk. We are exposed to market risk primarily from changes in interest rates. Such changes in interest rates impact interest earning assets, principally credit card loan receivables and other assets and net excess servicing fees received in connection with the transferred loan receivables against which beneficial interests have been issued through asset securitizations, as well as interest sensitive liabilities that finance these assets, including asset-backed securitizations, long-term borrowings, and deposits.

Our interest rate risk management policies are designed to reduce the potential volatility of earnings that may arise from changes in interest rates by having a financing portfolio that reflects the existing repricing schedules of credit card loan receivables as well as our right, with notice to cardmembers, to reprice certain fixed or variable rate credit card loan receivables to a new interest rate in the future. To the extent that asset and related financing repricing characteristics of a particular portfolio are not matched effectively, we may utilize interest rate derivative contracts, such as swap agreements, to achieve our objectives. Interest rate swap agreements effectively convert the underlying asset or financing from fixed to variable repricing or from variable to fixed repricing.

Sensitivity Analysis Methodology, Assumptions and Limitations. We use an interest rate sensitivity simulation to assess its interest rate risk exposure. For purposes of presenting the possible earnings effect of a hypothetical, adverse change in interest rates over the 12-month period from our reporting date, we assume that all interest rate sensitive assets and liabilities will be impacted by a hypothetical, immediate 100-basis-point increase in interest rates as of the beginning of the period.

Interest rate sensitive assets are assumed to be those for which the stated interest rate is not contractually fixed for the next 12-month period. Portions of our credit card loan receivables have fixed interest rates, although we have the right, with notice to cardmembers, to subsequently reprice these receivables to a new interest rate unless the account has been closed or the cardmember opts out. Therefore, we consider the credit card loan receivables with a fixed interest rate to be interest rate sensitive. We measured the earnings sensitivity for these assets from the expected repricing date, which takes into consideration the required notice period. In addition, assets with rates that are fixed at year-end but which will mature, or otherwise contractually reset to a market-based indexed or other fixed rate prior to the end of the 12-month period, are rate sensitive. The latter category includes certain credit card loans that may be offered at below-market rates for an introductory period, such as balance transfers and special promotional programs, after which the loans will contractually reprice in accordance with our normal market-based pricing structure. For purposes of measuring rate sensitivity for such loans, only the effect of the hypothetical 100-basis-point change in the underlying market-based indexed or other fixed rate has been considered rather than the full change in the rate to which the loan would contractually reprice. For assets that have a fixed interest rate at fiscal year-end but which contractually will, or are assumed to, reset to a market-based indexed or other fixed rate during the next 12 months, earnings sensitivity is measured from the expected repricing date. In addition, for all interest rate sensitive assets, earnings sensitivity is calculated net of expected loan losses.

Interest rate sensitive liabilities are assumed to be those for which the stated interest rate is not contractually fixed for the next 12-month period. Thus, liabilities that vary with changes in a market-based index, such as Federal Funds or LIBOR, which will reset before the end of the 12-month period, or liabilities whose rates are fixed at fiscal year-end but which will mature and are assumed to be replaced with a market-based indexed rate prior to the end of the 12-month period, are rate sensitive. For these fixed rate liabilities, earnings sensitivity is measured from the expected repricing date.

Assuming an immediate 100-basis-point increase in the interest rates affecting all interest rate sensitive assets and liabilities as of February 28, 2007, we estimate that the pre-tax income of lending and related activities over the following 12-month period would be reduced by approximately $124 million. We estimate the comparable reduction of pre-tax income for the 12-month period following February 28, 2006 to be approximately $51 million. The hypothetical decline in pre-tax income was greater than that of the prior year due to a higher level of variable rate funding for the period ended February 28, 2007.

Assuming an immediate 100-basis-point increase in the interest rates affecting all interest rate sensitive assets and liabilities as of November 30, 2006, we estimate that the pre-tax income of lending and related activities over the following 12-month period would be reduced by approximately $125 million. We estimate the comparable reduction of pre-tax income for the 12-month period following November 30, 2005 to be approximately $36 million. The hypothetical decline in pre-tax income was greater than that of the prior year due to a higher level of variable rate funding for the year ended November 30, 2006.

The model assumes that the balances of interest rate sensitive assets and liabilities at fiscal year-end will remain constant over the next 12-month period. It does not assume any growth, strategic change in business focus, change in asset pricing philosophy or change in asset/liability funding mix. Thus, this model represents a static analysis that cannot adequately portray how we would respond to significant changes in market conditions. Furthermore, the analysis does not necessarily reflect our expectations regarding the movement of interest rates in the near term, including the likelihood of an immediate 100-basis-point change in market interest rates, nor necessarily the actual effect on earnings if such rate changes were to occur. In addition, this analysis does not reflect any expected changes in funding attributed to the distribution.

Foreign Currency Exchange Risk. Changes in foreign exchange rates relative to the U.S. dollar may impact earnings and capital translated from international operations. Our U.K. business generates credit card loan receivables denominated in pounds sterling. We monitor and manage our exposure to reflect the risk tolerance established by our senior management. As a business segment of Morgan Stanley, our exchange rate risk was managed from a firm-wide perspective at the Morgan Stanley level. We expect to continue to monitor and control foreign exchange exposure created as a result of our net investment in international operations and to manage these risks within our risk management guidelines.

Guarantees

Guarantees are contracts or indemnification agreements that contingently require us to make payments to a guaranteed party based on changes in an underlying asset, liability, equity security of a guaranteed party, rate or index. Our guarantees relate to certain representations and warranties made with regard to securitized loans, transactions processed through the Discover Network and cardmember-related services provided to U.K. cardmembers. At February 28, 2007 and November 30, 2006, we had not recorded any contingent liabilities in the combined statements of financial condition related to these transactions. See Note 20: Commitments, Contingencies and Guarantees to the audited combined financial statements and Note 7: Commitments, Contingencies and Guarantees to the unaudited condensed combined financial statements for further discussion regarding our guarantees.

BUSINESS

Introduction

We are a leading credit card issuer and electronic payment services company with one of the most recognized brands in U.S. financial services. Since our inception in 1986, we have grown to become one of the largest card issuers in the United States, with more than 50 million cardmembers (41.9 million accounts and 18.4 million active accounts) and $46.3 billion in managed receivables as of February 28, 2007. We are also a leader in payments processing, as we are one of only two credit card issuers with its own U.S. payments network and the only issuer whose wholly-owned network operations include both credit and debit functionality. In 2006, we processed more than 3 billion transactions through our Discover and PULSE Networks.

We issue credit cards in the United States under the Discover Card brand to various segments within the consumer and small business sectors. Most of our cards offer a Cashback Bonus rewards program—the leading cash rewards program in the United States based on household participation in cash rewards programs—as well as our top-rated benefits and customer service, which we believe result in excellent customer retention. Rewards currently represent the largest and fastest-growing category of the credit card market. In 2006, U.S. cardmember net sales were $86.4 billion, a 6% increase from the prior year. In addition, we offer a range of banking products to our customers, including personal and home equity loans, certificates of deposit and money market accounts.

Discover Network cards are currently accepted at more than 4 million merchant and cash access locations primarily in the United States, Mexico, Canada, and the Caribbean. In October 2004, the DOJ prevailed in its antitrust lawsuit against Visa and MasterCard which challenged their exclusionary rules—rules that effectively precluded us from offering network services to banks. Since then, we have accelerated our network growth by entering the debit market with the acquisition of the PULSE Network and by signing card issuing agreements with a number of financial institutions. We also have significantly expanded our relationships with companies that provide merchants with credit card processing services, which we believe will further increase the number of merchants accepting Discover Network cards.

In addition, we issue credit cards on the MasterCard and Visa networks in the United Kingdom, the world’s second-largest credit card market. Our portfolio includes Goldfish, one of the United Kingdom’s leading rewards credit cards, as well as several Morgan Stanley-branded credit cards and a number of affinity credit cards. As of February 28, 2007, we had more than 2 million cardmembers in the United Kingdom and $4.6 billion of managed receivables in this market.

Our revenues (net interest income plus other income) have increased over the last three years, from $4.5 billion in 2004 to $5.1 billion in 2006, and net income has increased from $776 million to $1.1 billion over the same period. Our revenues and net income for the three months ended February 28, 2007 were $1.2 billion and $234 million, respectively, and $1.2 billion and $305 million, respectively, for the three months ended February 28, 2006.

Our executive management team possesses an average of 19 years of financial services experience. We believe we are well prepared to operate as a stand-alone company, having maintained our own marketing, operations, customer service and technology systems in our U.S. operations throughout our history.

We became a subsidiary of Morgan Stanley in May 1997 as a result of the combination of Dean Witter, Discover & Co. and Morgan Stanley Group, Inc. The entity currently named Discover Financial Services was a subsidiary of Sears, Roebuck and Co. (“Sears”) from 1960 until 1993, when it was part of the spin-off of Dean Witter Financial Services Group Inc. from Sears. The Discover Card business was launched in 1986.

Industry Trends

We believe a number of key trends have shaped and will continue to shape our industry, creating new growth opportunities and challenges for card issuers and payments networks, including:

Continued Growth of Credit and Debit Card Volume in the United States

The use of electronic payments has increased in recent years as a percentage of total U.S. consumer spending. In 2005, credit card transactions represented 25.4% of consumer spending volume, up from 23.4% in 2000, according to the December 2006 Nilson Report. During this same period, cash as a percentage of consumer spending volume remained relatively flat, while check usage fell from 42.9% to 27.8%.

Debit card transactions have grown at even higher rates than credit card transactions, with 21% annual growth between 2002 and 2006, reaching an estimated record 26.5 billion transactions in 2006 according to a 2006 study by the Federal Reserve Bank of Kansas City. Personal identification number (PIN) debit point-of-sale (POS) volume has helped drive this increase in debit card transactions due in significant part to an increasing number of merchants offering this payment option to consumers. According to the same report, debit card’s share of non-cash transactions increased to 23% in 2004, a 6% increase from 2002, and 63% of retail transactions are still made with cash, indicating that a substantial growth opportunity still exists for both PIN and signature debit.

The following chart reflects U.S. payments trends, as measured by form of payment and dollar volume of transactions between 2000 and 2005:

U.S. Payments Trends

Payment Share by Volume ($)

Source: December 2002, November 2003, November 2004, December 2005 and December 2006 Nilson Reports

Heightened Competition and Consolidation Among Card Issuers

The U.S. general purpose credit card issuing market is highly competitive. According to the most recently available FDIC estimates, as of 2004, 92% of households with incomes over $30,000 held at least one card, with the average household holding 6.3 credit cards. This market saturation has helped drive significant consolidation among credit card issuers as a means of increasing market share and scale. In 2006, the top 10 issuers represented approximately 88% of the U.S. credit card market, as measured by receivables, up from 62% in 1997, according to the January and March 1998 and January and February 2007 Nilson Reports and company reports. The following chart shows the largest credit card issuers in the United States, as measured by the dollar value of U.S. credit card receivables as of 2006:

Credit Card Issuer(1)	Credit Card Receivables (dollars in billions)
1. JPMorgan Chase	$147.8
2. Bank of America	$146.9
3. Citigroup	$109.5
4. Capital One	$59.7
5. American Express	$53.8
6. Discover	$45.7
7. HSBC	$28.1
8. Washington Mutual	$23.5
9. Wells Fargo	$20.9
10. U.S. Bancorp	$12.8

(1)	Discover receivables as of year ended November 30, 2006; all other issuers’ receivables as of year ended December 31, 2006.

Source: January 2007 Nilson Report, American Express 2006 Annual Report to Shareholders (Cardmember Lending—Managed Basis).

At the same time, traditional customer account acquisition methods have become increasingly challenging: telemarketing has been hampered by the Federal Trade Commission’s National Do Not Call Registry, which has increased to over 125 million phone numbers as of June 2006, and direct mail response rates have fallen, with market researcher Synovate reporting that only three out of every 1,000 offers generated responses in 2005 compared to approximately 28 responses out of every 1,000 offers in 1992.

Differentiation and the Rising Importance of Brands and Rewards

To stand out in an increasingly competitive environment, credit card issuers have invested heavily to build their own brands. However, a 2006 study by Auriemma Consulting Group found that despite the large amount of mass-media advertising among large issuers, most U.S. consumers continue to identify their credit cards by their network brand (Discover, American Express, Visa or MasterCard), rather than by the issuing bank brand.

Rewards have emerged as a key competitive force for achieving differentiation, driving customer retention and increasing cardholder spending. Consumer preference for rewards programs has made rewards the fastest-growing category of the credit card market, representing an estimated 81% share of purchases on general purpose credit cards in the United States according to a January 2007 Bear Stearns report.

Merchant Relationships with Credit Card Networks and Issuers

Merchants have become increasingly concerned about the rising costs of card acceptance, especially with the emergence of higher pricing for premium card products. During the past few years, merchants and their trade groups have filed approximately 50 lawsuits against Visa, MasterCard, American Express and their card-issuing banks, claiming that their practices toward merchants, including interchange fees, violate federal antitrust laws. The outcome of these cases could impact the interchange rates of Visa, MasterCard or American Express, our relative position and overall industry structure.

Evolution of Payments Networks

In October 2004, the DOJ prevailed in its antitrust litigation against Visa and MasterCard that challenged Visa’s and MasterCard’s exclusionary practices. As a result, Visa and MasterCard were permanently enjoined from enforcing their rules prohibiting their members from issuing cards on other networks, including the Discover Network and American Express. Consequently, financial institutions that issue cards on the Visa and/or MasterCard networks are now also able to issue cards on other networks such as Discover and American Express. Discover and American Express each has filed a complaint against Visa and MasterCard seeking substantial damages for the market foreclosure caused by their anticompetitive practices.

In 2006, our two largest network competitors, Visa and MasterCard, underwent, or announced the intention to undergo, restructurings in anticipation of initial public offerings. MasterCard converted from a non-stock not-for-profit membership association to a public corporation, and Visa announced plans to restructure its organization in anticipation of an initial public offering.

Changes in the Regulatory Environment

As participants in a highly regulated industry, credit card companies are subject to ongoing regulation and legislative oversight with respect to industry practices. During the past several years, U.S. regulators have tightened industry practices relating to the assessment of minimum payments and late and overlimit fees to ensure that consumer loans amortize over a defined period of time. In addition, members of Congress are currently holding hearings on certain practices in the credit card industry, including those relating to grace periods, two-cycle billing method, interest rates, fees and other finance charge calculation methods. It is not clear at this time whether new limitations on credit card practices will be adopted by Congress or at the state level.

In addition, Congress passed a major reform of U.S. bankruptcy laws that took effect in October 2005. The law established a new “means based” test to qualify for Chapter 7 bankruptcy and more stringent statutory standards for bankruptcy eligibility. As a result, bankruptcy filings in the United States decreased by 72% in 2006 as compared to 2005. However, most industry observers expect bankruptcy filings to rise from these abnormally low levels over time.

In the United Kingdom, issuers are experiencing an increased regulatory focus on their role in the consumer credit industry. During the last three years there have been increasing regulatory initiatives with respect to late and overlimit fees, interchange fees (which are already below U.S. levels) and the sale of retail insurance products, a relaxation of bankruptcy laws and an increase in industry-wide consumer protection measures.

Our Competitive Advantages

We believe we possess several key competitive advantages that enhance our growth prospects, including:

Unique Credit Card Issuer/Payment Services Business Model

We believe that we have a unique business model as a combination credit card issuer and electronic payments processor because we are one of only two card issuers with its own U.S. payments network; and of these two, we are the only one offering merchants and financial institutions a comprehensive suite of payment products (credit, debit and prepaid). This provides advantages to our card issuing business, primarily in the areas of brand management and product differentiation, and positions us well in the electronic payments processing business.

•	Signage for the Discover Network brand at merchant points of sale increases our overall brand awareness.

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We leverage our many direct relationships with merchants and our network capabilities to develop programs that we believe contribute to higher usage of our cards. For example, we have signed more than 70 merchants who fund specific Cashback Bonus redemption offerings that enhance our rewards program and can create programs such as instant rewards limited to specific malls and merchants.

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We directly integrate network acceptance strategies into our Discover Card products. For example, our new Discover Business Card offers cardmembers the ability to use PurchaseChecks to access their credit lines for purchases with merchants who do not accept credit cards. These transactions enable us to contact these merchants with an effective sales message regarding Discover Network card acceptance.

Strong, Established Brands

We believe our strong brands are critical to increasing card usage by cardmembers, growing our customer base and creating new opportunities to expand into additional card and consumer lending sectors.

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Among credit card issuers, our Discover Card maintains the highest brand awareness score with U.S. credit card users, according to the November 2006 Issuer Brand Index report issued by Auriemma Consulting Group. Auriemma attributes this leadership, which we have maintained for the past five evaluation periods, in part to our distinctive role as both an issuer and network.

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We have received Brandweek’s “Customer Loyalty Award” for the last ten years. The award is based on a third-party brand consultancy’s determination that our brand leads the credit card industry in customer loyalty.

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We continuously strengthen our brand by delivering customer service to our cardmembers that has been recognized as industry leading, most recently by the 2006 Service Quality Measurement Group, Inc. (SQM) “World Class Customer Satisfaction” award and the 2006 Keynote Systems ranking for the best online customer service experience.

•	In the United Kingdom, our Goldfish credit card has high levels of awareness among consumers.

Attractive Base of Loyal Cardmembers

Discover has a large, attractive and loyal base of cardmembers in the United States, which we believe provides a strong foundation for the growth of our credit card issuing business and our expansion into related consumer lending and deposit products.

•	In 2006, an estimated 28% of U.S. households had a Discover Card, according to a 2006 study by TNS Media Intelligence.

•	Discover cardmembers have held their cards for an average of 8.6 years compared to a U.S. industry average of 6.2 years.

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Discover cardmembers are also the least likely to switch to another card if offered a lower rate: our attrition rate for cardmembers in 2006 was 4.5%, half the U.S. industry average (excluding Discover and American Express) of 9.1% cited by Cardweb’s January 2007 Monthly Survey.

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We have the second highest penetration among affluent households (defined as having annual household incomes exceeding $150,000), with 40% owning Discover Cards according to the 2005-2006 Phoenix Affluent Marketing Service Card Report. By comparison, American Express has the highest penetration with 41% of affluent households and Citibank MasterCard ranks third with 30% penetration.

In the United Kingdom, our cardmembers are similarly attractive from a customer satisfaction perspective. In the September 2006 GfK Financial Research Survey, Morgan Stanley credit cards achieved the highest satisfaction scores among key U.K. competitors, with more than 70% of our cardmembers reporting being “extremely satisfied” with our products.

Leading Cash Rewards Program in the Industry

Rewards have become increasingly important for acquiring and retaining customers, as well as for increasing card usage. According to a November 2006 GfK Arbor Research Survey, 75–80% of U.S. consumers prefer cash to other reward options (such as miles or points).

We pioneered cash rewards for general purpose credit cards in 1986. We believe our experience, scale and direct relationships with large merchants make us efficient in how we design and operate our programs, allowing us to offer greater value to cardmembers while maintaining our profitability. Along with our strong brands and customer service, we believe that our rewards program contributes to increased usage of our cards and our low attrition rate.

•	Discover was ranked by Kiplinger’s Personal Finance magazine in January 2007 as having the best cash reward credit card.

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Our program is simple and straightforward, rewarding cardmembers up to 1% on every purchase. Rewards are unlimited and never expire for active cardmembers. We offer 5% cash rewards options through our Get More program, and Discover cardmembers can earn 5–20% Cashback Bonus at top online retailers when using our exclusive online shopping portal, ShopDiscover.

•	When redeeming rewards with one of our more than 70 merchant partners, cardmembers can increase their reward, up to double the reward amount.

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In the United Kingdom, we have developed a rewards-based strategy that leverages our expertise in the United States. We offer two different reward propositions to attract a broad range of customers. Our Cashback Bonus program in the United Kingdom is similar to that in the United States in that cardmembers earn money back on every purchase. Our Goldfish cardmembers earn points with each purchase that can be used for cash vouchers with popular retailers. We believe these rewards programs have strong market appeal in the United Kingdom and provide consumers with broad choices and value.

Strong Operational Platform and Customer Service

We believe that our proprietary operational infrastructure, which we have developed during our 20-year history, has been a critical component of our success. We have developed our technology, operating processes and customer experience with the goal of maintaining business efficiency while generating revenue and cultivating customer loyalty.

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Our in-house systems facilitate all aspects of our operations, from activation and authorizations through merchant disputes and collections. Designed around customer and account manager needs, our systems allow information to be quickly accessed and presented in a manner that enables accurate and timely resolution of inquiries.

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Our service standards are based on connecting our customers to an account manager within 60 seconds of calling us and dialing zero. Our operations centers fielded over 70 million inbound service calls, mailed over 196 million cardmember statements and produced more than 33 million cards in 2006.

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We view each customer interaction as an opportunity to reinforce cardmember loyalty and grow our business. Our proprietary predictive modeling seeks to enable our account managers to more effectively build cardmember relationships and to offer them the most relevant products and services, such as balance transfers and various fee products.

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We also have established a strong e-business platform that provides our cardmembers with a fast, flexible and transparent way to manage their accounts. We were one of the first to offer single-use account numbers for online transactions, as well as email alerts regarding credit card payment due dates and transaction information. More than 12 million Discover cardmembers have registered to manage their accounts online as of February 2007, and in 2006 Keynote Systems, Inc. ranked us as having the best online customer experience within our industry.

Broad-Based, Flexible Payments Networks

We believe our strong position in the credit and debit card markets positions us well in the payments processing business. In recent years, we have made significant progress in capitalizing on new business opportunities, most of which only became possible as a result of the October 2004 resolution of the DOJ litigation:

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With our 2005 acquisition of the PULSE Network, we are now the only integrated card issuer/payment services company in the United States to offer financial institutions a comprehensive suite of payment card products. We currently serve more than 4,400 financial institutions and more than 4 million merchant and cash access locations.

•	We offer a complete suite of services to key merchants that includes the processing of our credit cards, debit cards (signature and PIN) and prepaid cards, as well as other payment network services.

•	We offer a differentiated brand proposition for third-party issuers, and have attracted a number of issuers to the Discover Network, including GE Money and HSBC.

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We are able to leverage our networks’ flexibility to tailor product offerings at specific merchant locations (e.g., mall cards and private label cards) and to provide special discounts and benefits for cardholders at particular merchants.

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Our direct network relationships with large merchants provide them with ongoing access to our distinctive product offerings and marketing programs. We believe our direct connectivity and acquirer relationships with large merchants provide us with a competitive advantage versus Visa and MasterCard.

Strong Risk Management Culture

We take an integrated view of all elements of risk, including credit, operational and regulatory risk.

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We have built and refined proprietary models that seek to control all aspects of credit risk, including authorization and new account underwriting, and to enable cost-effective collections. Prudent credit risk management is a key component of maintaining profitable growth of our business. Many measures of our performance reflect this investment, including balances delinquent over 30 days, which experienced a 10-year low in 2006, due in part to the favorable impact of the new U.S. bankruptcy legislation that took effect in October 2005.

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We use externally developed and proprietary models to protect our cardmembers from fraud. Our fraud rates as a percentage of sales are currently at a 10-year low. In recognition of our excellence in this area, Javelin Strategy and Research rated us #1 in fraud detection among the largest credit card issuers in their June 2005 report.

Our Strategy

Grow Our Card Issuing Business through Brand, Rewards and Service Leadership

We intend to continue leveraging our brand strength, rewards expertise and customer service to create needs-based solutions that generate increased usage from our existing Discover cardmembers and acquire new accounts cost-effectively.

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We believe we can leverage our strong national brand recognition and customer loyalty to help us drive increased usage among cardmembers and broader acceptance among merchants, leading to higher receivables and revenues.

•	We believe we can profitably grow sales and balances through expanded cash rewards leadership, both with existing and new cardmembers.

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We will continue to improve our analytics and launch new products and features. Our initiatives have led to improved activation rates and accounts of higher credit quality. From 2004 to 2006, we reduced our cost per new account acquired by over 10% while increasing our number of new accounts by 18%, despite rising postage expenses and lower industry response rates.

Broaden Merchant Acceptance of Discover Network Cards

Discover Network cards are currently accepted at more than 4 million merchant and cash access locations primarily in the United States, Mexico, Canada and the Caribbean. We believe we have unsurpassed acceptance among the 100 largest retailers in the United States. Discover Network cards, however, are less likely to be a customer’s primary card due to lower acceptance rates among small and mid-size merchants than cards issued on the Visa and MasterCard networks. We believe that increasing small and mid-size merchant acceptance of Discover Network cards will create significant opportunities for our card issuing and third-party payments businesses.

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We recently began outsourcing our acquisition and servicing of small and mid-sized merchants to the industry’s leading merchant acquiring organizations (the entities that settle transactions with merchants). With this evolution of our business model, merchant acquirers have started offering these merchants cost-effective servicing for Discover, Visa and MasterCard acceptance on a fully-integrated basis. Our objective is to use this new model to significantly increase our acceptance among small and mid-size merchants during the next two years.

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We are working with merchant acquirers to continue building acceptance outside the United States where the majority of international travel by Americans is concentrated (Mexico, Canada and the Caribbean). We also have signed reciprocal network arrangements for acceptance in other countries, including China UnionPay in China and JCB in Japan, and may pursue other similar arrangements in the future. China UnionPay is the only national bankcard payment network in China, and JCB is a leading card network in Japan.

Grow Payments Transaction Volume from External Issuers

We intend to continue to take advantage of new growth opportunities created by the October 2004 resolution of the DOJ litigation. During the past two years, we have been able to attract a number of third-party issuers, including debit, credit and prepaid, on our Discover and PULSE Networks. Following our acquisition of PULSE, third-party volume on the Discover and PULSE Networks accounted for approximately 59% of network transactions in 2006.

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Through the PULSE Network, we are well-positioned in the PIN debit market, where the dollar value of transaction volume has increased 21% annually since 2002—a growth rate that far surpasses that of the credit card market during that period.

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We will continue to add issuers to our networks by providing them with a competitively priced, comprehensive product offering that includes credit, PIN debit and signature debit and prepaid cards along with a high-service approach.

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We will continue to target large issuers by offering them a strong brand that has less market saturation than MasterCard or Visa and serves as a differentiated account acquisition tool in a highly competitive marketplace. Our ability to provide flexible product solutions and straightforward operating guidelines allows issuers to further differentiate their Discover Network card products.

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We are able to offer financial institutions attractive network economics with little incremental investment by us because of the largely fixed-cost nature of the Discover and PULSE Networks and infrastructure.

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Through our “network to network” alliances with China UnionPay and JCB that leverage our PIN and signature infrastructures, we expect to gain transaction volume over time as we will be their exclusive network partner for cardholders coming to the United States.

In addition to taking advantage of the growth opportunities created by the resolution of the DOJ litigation, we are suing Visa and MasterCard under the antitrust laws seeking significant monetary damages for the market foreclosure caused by their anticompetitive rules which were found to be illegal in the DOJ litigation. We filed suit against Visa and MasterCard in the U.S. District Court for the Southern District of New York in 2004. The case is currently in the discovery phase and trial is anticipated to begin in 2008. Upon successful resolution of the litigation, after expenses, we will be required to pay Morgan Stanley the first $700 million of value of cash or non-cash proceeds (increased at the rate of 6% per annum until paid in full) (the “minimum proceeds”), plus 50% of any proceeds in excess of $1.5 billion, subject to certain limitations and a maximum potential payment to Morgan Stanley of $1.5 billion. All payments by Discover to Morgan Stanley will be net of taxes payable by Discover with respect to such proceeds. If, in connection with or following a change of control of Discover, the litigation is settled for an amount less than the minimum proceeds, Discover will be required to pay Morgan Stanley an amount equal to the minimum proceeds.

Expand in Card Sectors and Grow Consumer Lending and Deposit Business

We plan to expand in several card and consumer lending sectors that we believe offer attractive profit potential and leverage our assets. Areas of particular focus include: a small business card, which we launched in 2006; relaunching the Miles by Discover Card product; and prepaid cards.

We also are pursuing opportunities to profitably leverage our brand, our customer base, and our direct marketing and operating skills by growing our Discover branded non-card consumer lending (including personal, home equity and student loans) and deposit businesses.

Strengthen U.K. Card Business

We have made significant investments in our U.K. business during the last two years, including our February 2006 acquisition of the Goldfish credit card business. We believe that the acquisition of Goldfish will add economies of scale through better utilization of our existing U.K. infrastructure and strengthen our position in the U.K. credit card market. The U.K. market is currently experiencing high delinquencies and rising bankruptcy levels, compounded by changing regulations, which have adversely affected our performance. We are in the process of implementing a number of initiatives to address these issues, including: changes to our credit and collections strategies; changes to our operations; and pricing and rewards optimization. While we are still experiencing losses in the United Kingdom, over time we believe that we can improve our operating results and continue to grow our U.K. business.

Operating Model

We operate in three reportable segments: U.S. Card, International Card and Third-Party Payments.

U.S. Card

From our inception in 1986 until October 2004, we operated as a “closed loop” credit card business in which we performed all functions related to our credit card business by acting as the card issuer, network and merchant acquirer. As a result of the resolution of the DOJ litigation, we recently began entering into agreements with a number of third-party merchant acquirers.

We issue Discover Cards through our wholly-owned subsidiary Discover Bank. Cardmembers are permitted to “revolve” their balances and repay their obligations over a period of time and at an interest rate set forth in their cardmember agreements, which may be either fixed or variable. The interest that we earn on revolving balances is our primary source of revenue from cardmembers. We finance these balances using a variety of debt instruments, including securitizations, from which we derive a significant portion of our income. We also charge cardmembers other fees, including fees for late payment and for exceeding credit limits. In addition, we receive fees from merchants or merchant acquirers based on sales volume charged to Discover Network cards. We recognize reward cost as a reduction of discount and interchange revenue.

Where we have a direct relationship with the merchant, which is the case with respect to our large merchants that represent a majority of Discover Card sales volume, we receive discount and fee revenue from merchants. Discount and fee revenue, which is our primary source of merchant revenue, is based on pricing that varies due to a number of factors including competitive pricing levels, size of merchant, industry and special marketing arrangements.

Where we do not have a direct relationship with the merchant, we receive interchange and assessment fees from the merchant acquirer that settles transactions with the merchant. The amount of this fee is based on a published schedule and can vary based on the type of merchant or type of card (e.g., consumer vs. business).

The following chart shows the U.S. Card transaction cycle:

U.S. Card

Transaction Cycle*

We also offer various products and services, such as identity theft protection, fraud protection and other fee-based products to our existing customer base.

International Card

Our international card issuing business differs from our U.S. card business in that we rely on third-party networks, historically the MasterCard Network, and more recently, as a member of Visa Europe, the Visa Network. As a result, third parties maintain the relationships with merchants and pass customer charges on to our U.K. card issuing bank. We have applied for a license for a new U.K. bank, which we expect to receive prior to the distribution. As in the U.S. card business, we charge interest fees, late payment and overlimit fees and fees for various other products and services.

The following table shows our International Card transaction cycle:

International Card

Transaction Cycle*

Third-Party Payments

Our payments business includes the PULSE Network, as well as financial institutions that issue credit and debit cards and other card products on the Discover Network. When a financial institution joins the PULSE Network, debit cards issued by that institution can be used at all of the ATMs and PIN point-of-sale debit terminals that participate in the network, and the PULSE mark can be used on that institution’s debit cards and ATMs. In addition, financial institution participants may sponsor merchants to participate in the network’s PIN POS debit service. A participating financial institution assumes liability for transactions initiated through the use of debit cards issued by that institution, as well as for ensuring compliance with PULSE’s operating rules and policies applicable to that institution’s debit cards, ATMs and, if applicable, sponsored merchants. PULSE derives its revenue primarily from switch fees charged to the numerous financial institutions whose transactions are processed on the PULSE Network. We earn merchant discount and acquirer interchange revenue, net of issuer interchange paid, plus assessments and fees for processing transactions for third-party issuers of credit cards on the Discover Network.

The following chart shows the third-party payments transaction cycle:

Third-Party Payments

Transaction Cycle*

Marketing

The key functions performed in marketing include customer acquisition, product development, pricing, customer management, advertising and brand management, rewards/Cashback Bonus, fee products and the Discover cardmember website.

Customer Acquisition

We seek creditworthy individuals by leveraging an integrated acquisition and risk management process. To acquire new customers, we use proprietary targeting and analytical models to identify attractive prospects and match them with our product offerings. We employ multiple acquisition channels, including direct mail, Internet, print advertising, direct response television and telemarketing.

Direct mail has historically accounted for the greatest proportion of new accounts, representing approximately 50% of new accounts acquired in 2006. We focus on our account acquisition costs through product innovation, expanded creative testing, enhanced targeting/modeling and production efficiencies. Historically, telemarketing was also a significant channel but we have largely shifted to other channels such as Internet-acquired accounts.

Product Development

We continue to develop card features and benefits to attract and retain cardmembers and merchants, such as our popular 5% Get More program where cardmembers who sign up for this program earn 5% cash rewards in select retail categories. The category mix changes each quarter, allowing us to target different areas of cardmember spending each season, alert cardmembers to new places they can use their cards, and manage our rewards costs.

We are also relaunching several card products, including our 5% Gas Card (now known as the Discover Open Road Card) and a redesigned Miles by Discover Card. In June 2006, we announced the launch of a small business credit card that offers cash rewards, distinctive control features and dedicated service. The Discover Motiva Card, launched in March 2006, provides cardmembers with a full month’s interest as a reward each time they make six consecutive on-time payments.

Pricing and Analytics

We use an analytical pricing strategy that provides competitive pricing for cardmembers and seeks to maximize revenue on a risk-adjusted basis. We assign specific annual percentage rates (APRs), fees and terms for different products and cardmembers, including purchases, balance transfers, and cash advances. We periodically assess individual-level behavior practices and use risk models to determine appropriate pricing terms for our cardmembers, providing lower promotional rates for some customers while assessing higher rates for others who have demonstrated high-risk behaviors such as defaulting on their payments.

Customer Management

We actively work to increase sales and build loan balances of new and existing cardmembers by marketing to them through a variety of channels, including mail, phone and online. Targeted offers may include balance transfers, fee products and reinforcement of our Cashback Bonus rewards program.

We also continue to improve our modeling and customer engagement capabilities, which we believe will help us offer the right products and pricing at the right time and through the right channels. Recent enhancements include the development of a large prospect database, trade-line level data and a customer contact strategy and management system.

Advertising and Brand Management

We maintain a full-service, in-house marketing and communications department charged with delivering communications to foster customer engagement with our products and services. This helps us promote our brands, launch new products, supervise external agencies and provide integrated marketing communications.

Rewards / Cashback Bonus

Under our Cashback Bonus rewards program, we provide cardmembers rewards based upon their level and type of purchases. The amount of the Cashback Bonus generally increases as the cardmember’s purchases increase during the year, up to a full 1.0% when the purchases during the coverage period exceed $3,000. Annual purchases up to $1,500 earn 0.25% Cashback Bonus and purchases between $1,500 and $3,000 earn 0.50%. Purchases made at certain warehouse clubs or discount stores earn a fixed Cashback Bonus reward of 0.25%.

Cardmembers can choose from several card products that allow them to accelerate their cash rewards earnings based on how they want to use credit. For example, the Discover Open Road Card provides 5% Cashback Bonus on the first $1,200 in gas and auto maintenance purchases each year.

Cardmembers who are not delinquent may redeem Cashback Bonus rewards at any time in increments of $20, and cardmembers have the option to choose a statement credit, check, direct deposit, partner gift card or charitable donation. When cardmembers choose to redeem their Cashback Bonus with one of our more than 70 merchant partners, they have the opportunity to increase their reward, up to double the reward amount.

Fee Products

We market several fee-based products to our cardmembers, including the following:

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Identity Theft Protection: The most comprehensive identity theft monitoring service we offer includes an initial credit report, credit bureau file monitoring, prompt alerts that help cardmembers spot possible identity theft quickly, and access to knowledgeable professionals who can provide information about identity theft issues or credit reports.

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Payment Protection: This service allows cardmembers to suspend their payments in the event of unemployment, disability or other life events for up to two years. Any outstanding balance up to $25,000 is cancelled in the event of death.

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Wallet Protection: This service offers one-call convenience if the cardmember’s wallet is lost or stolen, including cancellation of all the cardmember’s credit and debit cards, providing replacement Discover Cards, requesting replacement of the cardmember’s other credit and debit cards, monitoring the cardmember’s credit files for 90 days, providing up to $100 to replace the cardmember’s wallet, and if needed, lending the cardmember up to $1,000 in emergency cash.

Cardmember Website

Cardmembers can register their accounts online at Discovercard.com, which offers a range of benefits and control features that allow cardmembers to customize their accounts to meet their own preferences and needs. Key offerings include:

•	Online account services that allow cardmembers to customize their accounts, choose how and when they pay their bills, and create annual account summaries that assist with budgeting and taxes;

•	Email reminders to help cardmembers avoid fees and track big purchases or returns;

•	Secure online account numbers that let cardmembers shop online without ever revealing their actual account numbers; and

•	ShopDiscover, an online portal where cardmembers automatically earn 5–20% Cashback Bonus when they shop at well-known online merchants.

Credit Risk

Risk management is a critical and fully integrated component of our management and growth strategy. We have developed a risk management structure to manage credit and other risks facing our business.

Credit risk refers to the risk of loss arising from borrower default when a borrower is unable or unwilling to meet their financial obligations to Discover. Our credit risk is generally highly diversified across millions of accounts without significant individual exposures; accordingly, we manage risk on a portfolio basis. We have a risk committee that is composed of our senior management and is responsible for the establishment of criteria relating to risk management.

New Cardmembers

We subject all credit applications to an underwriting process that assesses the creditworthiness of each applicant. In terms of identifying potential cardmembers, we give consideration to the prospective cardmember’s financial stability, as well as ability and willingness to pay.

Prospective cardmembers’ applications are evaluated using credit information provided by the credit bureaus and other sources. Credit scoring systems, both externally developed and proprietary, are used to evaluate cardmember and credit bureau data. We assign credit lines to our cardmembers on the basis of risk level, income and expected card usage.

We use experienced credit underwriters to supplement our automated decision-making processes. Approximately 25% of all applications are subject to manual review that covers the areas of key cardmember data verification, fraud prevention and approval of higher credit lines. We periodically review policy procedures and processes to ensure accurate implementation.

Portfolio Management

Proactive management of a cardmember’s account is a critical part of credit management, and all accounts are subject to ongoing credit assessment. This assessment reflects information relating to the performance of the individual’s Discover account as well as information from a credit bureau relating to the cardmember’s broader credit performance. This information is used as an integral part of credit decision-making as well as for management reporting purposes.

The measurement and management of credit risk is supported by scoring models (statistical evaluation models). At the individual cardmember level, we use custom risk models together with generic industry models as an integral part of the credit decision-making process.

Depending on the duration of the cardmember’s account, risk profile and other performance metrics, the account may be subject to a range of account management treatments, for example, eligibility for marketing initiatives, authorization, increases or decreases in retail and cash credit limits, pricing adjustments and delinquency strategies.

Cardmember Assistance

Authorizations. Each transaction is subject to screening and approval through a proprietary point-of-sale decision system. This system utilizes rules-based decision-making logic, statistical models and data integrity checks to manage fraud and credit risks. Strategies are subject to regular review and enhancement to enable us to respond quickly to changing credit conditions as well as to protect our cardmembers and the business from emerging fraud activity.

Proactive Account Management. We use a variety of collection and recovery strategies, with overdue delinquent accounts scored and segmented to tailor the collection approach. We employ predictive call campaigns, as well as offering payment programs for certain cardmembers to find customized solutions that fit their financial situation. We offer tools such as payment email reminders, flexible payment plans and a collections website designed to educate and assist cardmembers with their payment needs. Our payment plans are designed to help bring accounts out of delinquency or overlimit exposure.

Collections. All monthly billing statements of accounts with past due amounts include a request for payment of such amounts. These accounts also receive a written notice of late fee charges, as well as an additional request for payment, after the first monthly statement that reflects a past due amount. Collection personnel generally initiate telephone contact with cardmembers within 30 days after any portion of their balance becomes past due. The nature and the timing of the initial contact, typically a personal call or letter, are determined by a review of the cardmember’s prior account activity and payment habits. For higher risk accounts, as determined by statistically derived predictive models, telephone contacts may begin as soon as the account becomes past due. Lower risk cardmembers are typically contacted by letter and further collection efforts are determined by behavioral scoring, financial exposure and the lateness of the payment.

We reevaluate our collection efforts and consider the implementation of other techniques as a cardmember becomes more days delinquent. We limit our exposure to delinquencies through controls within the authorizations system and criteria based account suspension and revocation. In situations involving a cardmember with financial difficulties, we may enter into arrangements to extend or otherwise change payment schedules.

Recovery. Our current policy is to recognize losses and to write off an account if the minimum payment relating to a past due amount has not been received by the end of the sixth full calendar month after such past due amount was first due. The only exceptions are bankrupt accounts, deceased customers, accounts on payment hardship or settlement programs and fraudulent transactions, which are charged off earlier.

We use various recovery techniques and channels that include internal collection activities, use of collections agencies, legal action, and sales of charged-off accounts and the related receivables. The timing and choice of channel utilized are subject to a recovery optimization strategy that encompasses factors such as cost and duration against expected recovery effectiveness.

Fraud Prevention

We actively monitor cardmember accounts to prevent, detect, investigate and resolve fraud. Our fraud prevention processes are designed to protect the security of cards, applications and accounts in a manner consistent with our cardmembers’ needs to easily acquire and use our products. Prevention systems handle the authorization of application information, verification of cardmember identity, sales, processing of convenience and balance transfer checks and electronic transactions.

Our fraud detection program utilizes a variety of proven systems techniques to identify and halt fraudulent transactions, including neural and pattern recognition technology, rules-based decision-making logic, report analysis and manual account reviews. Accounts identified by the fraud detection system are managed by proprietary software that integrates effective fraud prevention with customer centric service.

Customer Service and Processing Services

Customer Service

We currently manage over 70 million annual inbound service calls placed to 1-800-Discover. We are committed to answering calls within 60 seconds or less and to providing “one-call resolution.”

We perform the functions required to service and operate cardmember credit accounts, including new account solicitation, application processing, new account fulfillment, transaction authorization and processing, cardmember billing, payment processing, cardmember service and collection of delinquent accounts. We believe that direct management of this function reduces our customer attrition and is cost-effective.

Designed around customer and account manager needs, our technology and systems enable our account managers to quickly access information in a manner that supports accurate and timely resolution of inquiries. We develop and maintain our infrastructure solutions with the flexibility to change and adapt quickly to meet customer expectations and needs. In addition to our systems, we invest in our people, providing them with the training and work environment that facilitates their ability to build strong customer relationships.

Processing Services

Processing Services is composed of four functional areas: card personalization/embossing, print/mail, remittance processing and check/document processing. Card personalization/embossing is responsible for the embossing and mailing of plastic credit cards for new accounts, replacements and reissues, as well as gift cards. Print/mail specializes in statement and letter printing and mailing for merchants and cardmembers. Remittance processing handles account payments, check processing and product enrollments.

Technology

We provide technology systems processing through a combination of owned and hosted data centers located in the United States. These data centers support our Discover and PULSE Networks, provide cardmembers with access to their accounts at all times, and manage transaction authorizations, among other functions.

Our approach to technology development and management involves both third-party and in-house resources. We use third-party vendors for basic technology services (e.g., telecommunications, hardware and operating systems). Each vendor participates in a formal selection process to ensure that we have partners who can provide us with a cost-effective and reliable technology platform. This approach enables us to focus our in-house resources on building proprietary systems (e.g., for cardmember and merchant settlement, authorizations and customer relationship management) that we believe enhance our operations, improve cost efficiencies and help distinguish us in the marketplace.

Discover Card Terms and Conditions

The terms and conditions governing our products vary by product and change over time. Each cardmember enters into an agreement governing the terms and conditions of the cardmember’s account. Discover Card’s terms and conditions are generally uniform from state to state. The cardmember agreement permits us to change the credit terms, including the annual percentage rates and the fees imposed on accounts, with notice to the cardmember. The cardmember has the right to opt out of the change of terms and pay their balance off under the old terms. Each cardmember agreement provides that the account can be used for purchases, cash advances and balance transfers. Each Discover Card account is assigned a credit limit when the account is initially opened. Thereafter, individual credit limits may be increased or decreased from time to time, at our discretion, based primarily on our evaluation of the cardmember’s creditworthiness.

Discover Bank offers various features and services with the Discover Card accounts, including the Cashback Bonus reward described under “—Marketing—Rewards/Cashback Bonus.” A cardmember’s earned Cashback Bonus rewards are recorded in a “Cashback Bonus Account”; eligible cardmembers may redeem their rewards in increments of $20.

Discover Card accounts generally have the same billing and payment structure, though there are some differences between the consumer and business credit cards, as described below. Unless we waive the right to do so, we send a monthly billing statement to each cardmember who has an outstanding debit or credit balance. Cardmembers also can waive their right to receive a physical copy of their bill, in which case they will receive email notifications of the availability of their billing statement online at the Discover Card Account Center. Discover Card accounts are grouped into multiple billing cycles for operational purposes. Each billing cycle has a separate billing date, on which we process and bill to cardmembers all activity that occurred in the related accounts during the period of approximately 28 to 34 days that ends on that date.

We offer fixed and variable rates of periodic finance charges on accounts. Neither cash advances nor balance transfers are subject to a grace period. Periodic finance charges on purchases are calculated on a daily basis, subject to a grace period that essentially provides that periodic finance changes are not imposed if the cardmember pays his or her entire balance each month. Certain account balances, such as balance transfers, may accrue periodic finance charges at lower fixed rates for a specified period of time. Variable rates are indexed to the highest prime rate published in The Wall Street Journal on the last business day of the month.

Additional Consumer Card Terms. Each cardmember with an outstanding debit balance in his or her consumer Discover Card account must generally make a minimum payment each month. If a cardmember exceeds his or her credit limit as of the last day of the billing period, we may include all or a portion of this excess amount in the cardmember’s minimum monthly payment. From time to time, we have offered and may continue to offer eligible cardmembers the opportunity to not make the minimum monthly payment, while continuing to accrue periodic finance charges, without being considered to be past due. A cardmember may pay the total amount due at any time. We also may enter into arrangements with delinquent cardmembers to extend or otherwise change payment schedules, and to waive finance charges, fees and/or principal due, including re-aging accounts in accordance with regulatory guidance. Income may be reduced during any period in which we offer cardmembers the opportunity to not make the minimum monthly payment or to extend or change payment schedules.

In addition to periodic finance charges, we may impose other charges and fees on Discover Card accounts, including cash advance transaction fees, late fees where a cardmember has not made a minimum payment by the required due date, overlimit fees for balances that exceed a cardmember’s credit limit as of the close of the cardmember’s monthly billing cycle, balance transfer fees, returned check fees, pay-by-phone fees, and fees for balance transfers or other promotional checks that are returned by us due to insufficient credit availability.

For most consumer cards we use the two-cycle billing method for determining periodic finance charges. This means if a cardmember begins a billing cycle with no outstanding balance, makes purchases or other transactions and then does not pay the outstanding balance in full by the payment due date, we impose finance charges beginning on the date transactions were posted to the account.

Terms and conditions may vary for other products, such as the Discover Business Card, Discover Motiva Card and our U.K. cards.

Payments and Merchant Relationships

Merchant Relationships

We support our growing base of merchants through a merchant acquiring model that includes direct relationships with the largest merchants in the United States and outsourced arrangements with our merchant acquiring partners for small and mid-size merchants.

We have chosen to retain direct relationships with most of our largest merchant accounts because many prefer dealing with us directly, we are able to retain the entire discount revenue from the merchant and we are able to capitalize on joint marketing programs and opportunities. Competitor networks and credit card companies typically do not enjoy direct relationships with merchants.

Since mid-2006, Discover Network has worked with merchant acquirers to allow them to begin offering a comprehensive payments processing package for small and mid-size merchants that includes consolidated servicing for Discover, Visa and MasterCard transactions. Integrated payments solutions provide these merchants with streamlined statementing and customer service. In some cases, Discover has sold and will continue to sell small and mid-size merchant acquiring portfolios to third-party acquirers to facilitate integrated servicing and reduced costs. As we outsource merchant acquiring, we expect to reduce our fee income and expenses.

In addition to our U.S.-based merchant acceptance locations, Discover Network cards are also accepted (through relationships with in-country banks and processors) at many locations in Canada, Mexico and the Caribbean. Also, over the past two years we have signed reciprocal network agreements with China UnionPay and JCB that enable our cardmembers to use their Discover Network cards in China and, eventually, in Japan.

Networks and Merchant Operations

Account Governance, Regulations and Specifications

The terms of our merchant relationships are governed by a Merchant Services Agreement (MSA). These MSAs also provide additional program documents that further define our network functionality and requirements, including operating regulations, technical specifications and dispute rules. To enable ongoing improvements in our network’s functionality and in accordance with industry convention, we publish updates to our program documents on a semi-annual basis. In a growing number of cases, particularly with small and mid-size merchants, the agreement will be between the merchant and a merchant acquirer, and not with Discover directly.

New Accounts

To facilitate growth in merchant acceptance, Discover Network offers prospective merchants several options in applying for an account. Merchants may be acquired through one of our many partnerships or may apply directly by either calling our toll-free number or submitting an application through our website. Direct merchant applications are processed electronically by our systems, which perform a credit evaluation and screen applications against files of unacceptable businesses. The Office of Foreign Asset Control Specifically Designated Nationals list is included in this screening process. Any applications that cannot be systematically approved are referred for analyst review.

Transaction Processing

Discover Network partners with a number of vendors to maintain our secure and highly redundant connectivity that enables continuous support of POS authorizations. This connectivity also enables merchants to receive timely payment for their Discover Network card transactions.

Risk Management, Fraud Prevention and Compliance

Discover Network operates systems and processes that seek to prevent fraud and ensure compliance with our operating regulations. Our systems evaluate incoming merchant sales activity to identify abnormalities that require investigation prior to the initiation of settlement. Risk Management personnel are responsible for validating compliance with our operating regulations and law, including enforcing our data security standards and our prohibitions against Internet gambling and other illegal or otherwise unacceptable activities. Discover Network is a founding and current member of the PCI Security Standards Council, LLC, and requires merchants and service providers to comply with the Payment Card Industry Data Security Standard.

Third-Party Payments/PULSE EFT Association

Third-Party Payments Business

In October 2004, the U.S. Supreme Court declined to consider the appeal by Visa and MasterCard of a court ruling that would end years of anticompetitive practices that had effectively prevented us from offering our electronic payment products and services to other financial institutions. As a result of this ruling, third-party financial institutions are now able to issue debit and credit cards and other card products on the Discover or PULSE Networks.

Following this ruling, we have signed third-party issuing/distribution agreements for credit, debit and prepaid cards, including agreements with GE Money (to issue Wal-Mart and SAM’S CLUB Discover Network cards), HSBC, and a number of other financial institutions for issuance of card products on the Discover Network.

PULSE EFT Association

In January 2005, we strengthened our payment processing capabilities through the acquisition of PULSE EFT Association, one of the nation’s leading ATM/debit networks. PULSE links cardholders of more than 4,400 financial institutions with nearly 260,000 ATMs as well as POS terminals located throughout the United States.

PULSE’s primary source of revenue is transaction fees charged for switching and settling ATM, PIN POS, and signature debit transactions initiated through the use of debit cards issued by participating financial institutions. In addition, PULSE offers a variety of optional products and services that produce income for the network, including signature debit processing, prepaid card processing, and connections to other regional and national electronic funds transfer networks.

International Card Business

In 1999, we launched our international card issuing business in the United Kingdom, the world’s second largest credit card market. Our U.K. business is focused primarily on rewards-based offerings. Our model has been to establish local resources and capabilities in all functions, but leverage our capabilities and scale in the United States by actively transferring skills, applications and best practices to the U.K. market. For example, our business has an operations center in Scotland that performs all key customer service and collections functions with its own technology platform tailored for international markets, but processing is conducted in the United States. The recent migration of technology and risk systems in-house to the United States and away from an outsourced local provider has substantially reduced the cost per account. We expect to become more efficient during the course of 2007 as we migrate the Goldfish and Liverpool Victoria businesses (discussed below) to this platform as well. We do expect, however, to continue to have a moderately higher cost structure than some of our competitors due to their larger scale. Given the widespread acceptance of MasterCard and Visa in Europe, we currently issue our U.K. cards on the MasterCard network and recently became a member of Visa Europe.

In 2006, Discover made two acquisitions: the Goldfish credit card business from Lloyds TSB Bank Plc and several card portfolios from Liverpool Victoria Banking Services Limited (“Liverpool Victoria”). The Goldfish business now forms part of our international business, providing us with a strong brand, and the Liverpool Victoria portfolios supplement our existing affinity programs. Goldfish customers earn points based on spend that can be redeemed for vouchers at many of the leading retailers in the United Kingdom.

Our Morgan Stanley Platinum Card has a Cashback Bonus program similar to the program offered in the United States. We also offer the buy and fly! MasterCard that has a travel rewards program. A newer product is i24, our fee-based card targeted to a more affluent customer base and providing services such as concierge and travel insurance in addition to cash rewards.

We plan to migrate customers away from the Morgan Stanley brand over a transition period of up to three years and we expect our primary brand going forward to be Goldfish as well as other affinity brands.

Our financial performance in the United Kingdom has been adversely affected by market conditions such as high delinquencies and rising bankruptcy levels, compounded by changing regulations. In order to improve profitability, we are changing our credit and collections strategies and pricing; operations; and pricing and rewards optimization.

Competition

We compete with other card issuers and networks on the basis of a number of factors, including: merchant acceptance, products and services, incentives and reward programs, brand, network, reputation and pricing. Many of our competitors are well established and financially strong, have greater financial resources than we do, are larger than us and/or have lower capital costs and operating costs than we have and expect to have.

As a credit card issuer, we compete for accounts and utilization with cards issued by other financial institutions (including American Express, Bank of America/MBNA, Chase and Citigroup, as well as third-party issuers on the Discover Network) and, to a lesser extent, businesses that issue their own private label cards or otherwise extend credit to their customers. There has been a trend toward consolidation among credit card issuers, leading to greater concentration of resources. Credit card industry participants have increasingly used advertising, targeted marketing, account acquisitions and pricing competition in interest rates, annual fees, reward programs and low-priced balance transfer programs to attract and retain cardholders and increase card usage. In addition, because most domestically issued credit cards, other than those issued on the American Express network, are issued on the Visa and MasterCard networks, most other card issuers benefit from the dominant position and marketing and pricing power of Visa and MasterCard. See “Risk Factors—We face competition from other credit card issuers, and we may not be able to compete effectively, which could result in fewer customers and lower account balances and could materially adversely affect our financial condition, cash flows and results of operations” and “Risk Factors—We incur considerable expenses in competing with other credit card issuers, and many of our competitors have greater scale, which may place us at a competitive disadvantage.”

In the United Kingdom, we issue credit cards on the MasterCard Network and recently became a member of Visa Europe. We compete for accounts and utilization with cards issued by other financial institutions (including American Express, Bank of America/MBNA, Barclays, Capital One, Halifax Bank of Scotland and Royal Bank of Scotland). As in the United States, credit card issuers in the United Kingdom have used advertising, targeted marketing, pricing competition in interest rates, reward programs and low-priced balance transfer programs to attract and retain cardholders and increase card usage.

In our third-party payments business, we compete with other networks to attract third-party issuers to issue credit, debit and prepaid cards and other card products on the Discover and PULSE Networks. Discover Network’s primary competitors are Visa, MasterCard and American Express, and PULSE Network’s competitors include Visa’s Interlink, Star, NYCE, Co-op and Maestro. The former exclusionary rules of Visa and MasterCard limited our ability to attract merchants and credit and debit card issuers, and the impact of those rules continues to harm us. In addition, Visa and MasterCard have entered into long-term arrangements with many financial institutions that may have the effect of preventing them from issuing credit or debit cards on the Discover or PULSE Networks. See “Risk Factors—We face competition from other operators of payment networks, and we may not be able to compete effectively, which could result in reduced transaction volume, limited merchant acceptance of our cards, limited issuance of cards on our network by third parties and materially reduced earnings.”

Employees

As of February 28, 2007, we employed approximately 14,000 individuals, including approximately 1,000 employees of Morgan Stanley in the United Kingdom who will become Discover employees in connection with the distribution. We believe our employee relations are good.

Properties

As of February 28, 2007, we owned seven principal properties in the United States. Our headquarters in Riverwoods, Illinois, consists of approximately 1.2 million square feet and the remaining six properties encompass in the aggregate approximately 1 million square feet. We also lease five principal properties, including our London headquarters where we share space held by Morgan Stanley on a lease. See “Arrangements Between Us and Morgan Stanley.” We believe that our facilities are sufficient to meet our current and projected needs.

Legal Proceedings

In the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. We have historically relied on the arbitration clause in our cardmember agreements which has limited the costs of, and our exposure to, litigation. We are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business, including, among other matters, accounting and operational matters, some of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Litigation and regulatory actions could also adversely affect our reputation.

We contest liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, we cannot predict with certainty the loss or range of loss, if any, related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, we believe, based on current knowledge and after consultation with counsel, that the outcome of the pending matters will not have a material adverse effect on our financial condition, although the outcome of such matters could be material to our operating results and cash flows for a particular future period, depending on, among other things, our level of income for such period.

Regulatory Matters

Discover’s operations are subject to regulation by U.S. federal, state and foreign laws and regulations.

Bank Regulation

Banking Subsidiaries. Discover operates two banking subsidiaries in the United States and is in the process of establishing a banking subsidiary in the United Kingdom. In the United States, Discover Bank offers a wide variety of products, but does not offer commercial loans other than business credit cards. Discover Bank offers credit card loans, home loans, and personal loans, as well as checking accounts, certificates of deposit and money market accounts. Discover Bank is chartered and regulated by the Office of the Delaware State Bank Commissioner (the “Delaware Commissioner”) and the FDIC, which insures its deposits and serves as the bank’s federal banking regulator. Discover Bank is considered to be a “bank” for purposes of the Bank Holding Company Act of 1956, as amended (“BHCA”), a federal statute that requires companies controlling banks to register with the Board of Governors of the Federal Reserve System (the “Federal Reserve”). However, Discover is not regulated by the Federal Reserve as a bank holding company pursuant to a grandfather provision that limits Federal Reserve oversight of certain companies that meet specific statutory criteria. Discover’s grandfathered-status would be forfeited and Discover would be required to register as a bank holding company if, among other things, Discover Bank engages in commercial lending at the same time that it accepts demand deposits, or is subject to a change in control under federal banking law or if Discover acquires more than five percent of the shares or assets of another bank or savings association, other than in certain limited circumstances. We have no current intention of engaging in activities that would require us to register as a bank holding company.

Bank of New Castle is a limited purpose credit card bank, chartered and regulated by the Delaware Commissioner and the FDIC, which also insures its deposits. Ownership of Bank of New Castle does not subject Discover to ongoing holding company regulation by the Delaware Commissioner or the FDIC, and Discover is not regulated by the Federal Reserve as a bank holding company, as long as the activities of Bank of New Castle are limited to credit card operations.

Following completion of the distribution, we currently expect that we will continue to be able to rely upon this exemption. However, business initiatives or strategic decisions we take following the distribution could result in our becoming a bank holding company subject to regulation by the Federal Reserve. Additionally, risk of Congressional activity to regulate holding companies such as Discover that own depository institutions but are not regulated at the holding company level could have a negative impact on our business, resulting in additional complexity and expense.

Acquisition of Control. Because Discover Bank and Bank of New Castle are each insured depository institutions, certain acquisitions of the voting stock of Discover may be subject to regulatory approval or notice under U.S. federal or Delaware law. Investors are responsible for ensuring that they do not, directly or indirectly, acquire shares of stock of Discover in excess of the amount which can be acquired without regulatory approval under the Change in Bank Control Act, the BHCA, and the Delaware Change in Bank Control provisions, which prohibit any person or company from acquiring control of Discover without, in most cases, the prior written approval of each of the FDIC, the Federal Reserve and the Delaware Commissioner.

FDIC Requirements Applicable to Discover’s U.S. Banking Subsidiaries. The FDIA imposes various requirements on insured depository institutions. For example, the FDIA requires, among other things, the federal banking agencies to take “prompt corrective action” in respect of depository institutions that do not meet minimum capital requirements. The FDIA sets forth the following five capital tiers: “well-capitalized,”

“adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A depository institution’s capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors that are established by regulation. At February 28, 2007, Discover Bank and Bank of New Castle met all applicable requirements to be deemed “well-capitalized.” Recent regulations proposed by the U.S. bank regulators referred to as the Basel II and Basel IA proposals could alter the capital adequacy framework for participating banking organizations. Discover will continue to closely monitor developments on these matters and assess their impact on Discover and its banking subsidiaries.

The FDIA also prohibits any depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be “undercapitalized.” “Undercapitalized” institutions are subject to growth limitations and are required to submit a capital restoration plan. For a capital restoration plan to be acceptable, among other things, the depository institution’s parent holding company must guarantee that the institution will comply with such capital restoration plan.

If a depository institution fails to submit an acceptable plan, it is treated as if it is “significantly undercapitalized.” “Significantly undercapitalized” depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become “adequately capitalized,” requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. “Critically undercapitalized” institutions are subject to the appointment of a receiver or conservator.

Each of Discover’s U.S. banking subsidiaries may also be held liable by the FDIC for any loss incurred, or reasonably expected to be incurred, due to the default of the other U.S. banking subsidiary and for any assistance provided by the FDIC to the other U.S. banking subsidiary that is in danger of default.

The FDIA prohibits a bank from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in its normal market area or nationally (depending upon where the deposits are solicited), unless (1) it is well-capitalized or (2) it is adequately capitalized and receives a waiver from the FDIC. A bank that is adequately capitalized and that accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions on a bank that is well-capitalized. As of February 28, 2007, Discover Bank and Bank of New Castle each met the FDIC’s definition of a well-capitalized institution for purposes of accepting brokered deposits. An inability to accept brokered deposits in the future could materially adversely impact funding costs. Under the regulatory definition of brokered deposits, as of February 28, 2007, Discover Bank had brokered deposits of $12.6 billion and Bank of New Castle had no brokered deposits.

The FDIA also affords FDIC-insured depository institutions, such as Discover Bank and Bank of New Castle, the ability to “export” favorable interest rates permitted under the laws of the state where the bank is located. Discover Bank and Bank of New Castle are both located in Delaware and, therefore, charge interest on loans to out of state borrowers at rates permitted under Delaware law, regardless of the usury limitations imposed by the state laws of the borrower’s residence. Delaware law does not limit the amount of interest that may be charged on loans of the type offered by Discover Bank or Bank of New Castle. This flexibility facilitates the current nationwide lending activities of Discover Bank and Bank of New Castle. Legislation recently enacted by Congress that establishes a ceiling on the annual percentage rate of interest that can be imposed on consumer credit extended to covered members of the armed forces or their dependents may require changes in the lending agreements and practices of Discover Bank and Bank of New Castle.

U.S. Credit Card Regulation

The relationship between Discover and its U.S. customers is regulated extensively under federal and state consumer protection laws. Federal laws include the Truth in Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, and the Gramm-Leach-Bliley Act. Moreover, our U.S. banking subsidiaries are subject to the Servicemembers Civil Relief Act, which protects persons called to active military service and their dependents from undue hardship resulting from their military service. The Servicemembers Civil Relief Act applies to all debts incurred prior to the commencement of active duty (including credit card and other open-end debt) and limits the amount of interest, including service and renewal charges and any other fees or charges (other than bona fide insurance) that is related to the obligation or liability. These and other federal laws, among other things, require disclosures of the cost of credit, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, require safe and sound banking operations, and prohibit unfair and deceptive trade practices. State, and in some cases local, laws also may regulate in these areas as well as provide additional consumer protections.

Violations of applicable consumer protection laws can result in significant potential liability in litigation by customers, including civil money penalties, actual damages, restitution and attorneys’ fees. Federal banking regulators, as well as state attorneys general and other state and local consumer protection agencies, also may seek to enforce consumer protection requirements and obtain these and other remedies.

Members of Congress are currently holding hearings on certain practices in the credit card industry, including those relating to grace periods, two-cycle billing method (which we utilize on most of our products), interest rates and fees. It is not clear at this time whether new limitations on credit card practices or new required disclosures will be adopted by Congress or at the state level and, if adopted, what impact any new limitations would have on Discover. See “Risk Factors—Changes in regulations, or the application thereof, may adversely affect our business, financial condition and results of operations.”

Anti-Money Laundering

Our Anti-Money Laundering (AML) Program is coordinated and implemented on an enterprise-wide basis. In the United States, for example, the USA PATRIOT Act of 2001 imposes significant obligations to deter money laundering and terrorist financing activity, identify customers, report suspicious activity to appropriate authorities, adopt an AML program that includes policies, procedures and internal controls, provide employees with AML training, designate an AML compliance officer and undergo an annual, independent audit to assess the effectiveness of its AML program. Outside the United States, designated types of financial institutions are subject to similar AML requirements. Discover has established appropriate policies, procedures and internal controls that are designed to comply with these AML requirements.

Activities in the United Kingdom

We intend to conduct our U.K. credit card business through a new bank, which has submitted an application to the Financial Services Authority (“FSA”) and which will be subject to supervision by the FSA in relation to, among other matters, capital adequacy, non-investment insurance mediation activities, anti-money laundering and deposit taking. The bank’s deposit taking and insurance mediation activities will be supervised by the FSA and its consumer credit activities will be regulated by the Office of Fair Trading.

The relationship between the U.K. bank and its U.K. customers is regulated extensively under consumer protection laws. These include the Consumer Credit Act, the Data Protection Act and the Unfair Terms in Consumer Contracts Regulations. The bank is also governed by two key self-regulatory codes of practice—the Banking Code and the British Code of Advertising, Sales Promotion and Direct Marketing. These and other laws and regulations, among other things, regulate the content of credit advertisements and credit agreements, provide substantive consumer rights, regulate the use of customer data, and provide enforcement powers to regulatory authorities in relation to unfair and deceptive trade practices.

Violations of applicable consumer protection laws may result in the bank not being able to enforce credit agreements against cardmembers, potential civil liability in litigation by customers, and enforcement action by the regulatory authorities.

During the last three years there have been increasing regulatory initiatives with respect to late and overlimit fees, interchange fees and the sale of retail insurance products, a relaxation of bankruptcy laws and an increase in industry-wide consumer protection measures. For instance, in May 2006, Office of Fair Trading actions resulted in an industry-wide reduction of late, overlimit and insufficient funds fees. As a result, we reduced the fees in our U.K. business from £20 to £12. We expect future regulatory measures will continue to increase our compliance costs and the risk of consumer complaints, litigation and regulatory inquiries, as well as materially impact the economics of our business.

Electronic Funds Networks

Discover operates the Discover and PULSE Networks, which deliver switching and settlement services to financial institutions and other program participants for a variety of ATM, POS and other electronic banking transactions. These operations are regulated by certain state and federal banking, privacy and data security laws. Moreover, the Discover and PULSE Networks are subject to examination by the Federal Financial Institutions Examination Council, an interagency body composed of the federal bank and thrift regulators and the National Credit Union Association. Changes in existing federal or state regulation could increase the cost or risk of providing network services, change the competitive environment, or otherwise materially adversely affect our operations. The legal environment regarding privacy and data security is particularly dynamic, and any disclosure of confidential customer information could have a material adverse impact on our business, including loss of consumer confidence.

Company Information

We were incorporated in Delaware in 1960. Our principal executive offices are located at 2500 Lake Cook Road, Riverwoods, Illinois 60015. Our main telephone number is (224) 405-0900.

ARRANGEMENTS BETWEEN US AND MORGAN STANLEY

We have provided below a summary description of the Separation and Distribution Agreement and the key related agreements. This description, which summarizes the material terms of these agreements, is qualified by reference to the full text of the Separation and Distribution Agreement, Transition Services Agreement, U.S. Employee Matters Agreement, U.S. Tax Sharing Agreement and Transitional Trade Mark Licence Agreement, which have been filed with the SEC as exhibits to the registration statement into which this information statement is incorporated. The terms of these agreements have not yet been finalized; changes, some of which may be material, may be made prior to the distribution.

General

Immediately prior to the distribution, we will be a wholly-owned subsidiary of Morgan Stanley. After the distribution, Morgan Stanley will not have any ownership interest in our common stock, and we will be an independent, publicly traded company.

We will enter into agreements with Morgan Stanley prior to the distribution to govern the terms of the distribution and to define our ongoing relationship following the distribution, allocating responsibility for obligations arising before and after the distribution, including obligations with respect to liabilities relating to Morgan Stanley’s business and to Discover’s business and obligations with respect to our employees, certain transition services and taxes. We will enter into these agreements with Morgan Stanley while we are still a wholly-owned subsidiary of Morgan Stanley and certain terms of these agreements are not necessarily the same as could have been obtained from an independent third party.

Separation and Distribution Agreement

The separation and distribution agreement will provide, among other things, for the principal corporate transactions required to effect the distribution of our common stock to the holders of record of Morgan Stanley common stock and certain other agreements governing our relationship with Morgan Stanley after the distribution. Set forth below are certain provisions expected to be included in the separation and distribution agreement. In addition to the separation and distribution agreement, the parties also expect to enter into certain ancillary agreements, including those described below.

Prior to the Distribution. The separation and distribution agreement is expected to provide that, on or prior to the distribution, the parties will take certain actions, including:

•

Morgan Stanley and Discover will use reasonable efforts to settle intercompany receivables, payables and other balances and terminate the other party’s obligations under each party’s financial instruments;

•	Each individual who is an officer, director or employee of both Morgan Stanley and Discover will resign, effective as of the distribution, all of his or her positions from one of the parties;

•

Morgan Stanley and Discover will use commercially reasonable efforts to obtain approvals and consents that are reasonably necessary or advisable to consummate the transactions contemplated by the separation and distribution agreement;

•

Discover will declare a cash dividend to Morgan Stanley to the extent that Discover’s balance sheet capital exceeds the amount that is determined to be necessary as of the distribution date, based on Morgan Stanley’s and Discover’s views (which will take into consideration, among other things, the amount of managed credit card receivables, deferred tax assets and intangible assets of Discover) of underlying business risks, regulatory requirements and rating agency views; and

•

Discover will declare a special dividend to Morgan Stanley in the amount of the first $700 million of value of cash or non-cash proceeds, after expenses, from the successful resolution of the Visa and MasterCard litigation (increased at the rate of 6% per annum until paid in full) (the “minimum proceeds”), plus 50% of any proceeds in excess of $1.5 billion, subject to certain limitations and a maximum potential payment to Morgan Stanley of $1.5 billion. All payments by Discover to Morgan Stanley will be net of taxes payable by Discover with respect to such proceeds. If, in connection with or following a change of control of Discover, the litigation is settled for an amount less than the minimum proceeds, Discover will be required to pay Morgan Stanley an amount equal to the minimum proceeds.

Conditions Precedent to the Distribution. The distribution will be subject to the satisfaction (or waiver by Morgan Stanley in its discretion) of certain conditions, including:

•	the Morgan Stanley board of directors shall be satisfied that the distribution will be made out of surplus within the meaning of Section 170 of the Delaware General Corporation Law;

•	Discover shall have declared the dividend relating to the excess capital described above;

•

Discover shall have declared a special dividend to Morgan Stanley in the amount of the minimum proceeds, plus 50% of any proceeds in excess of $1.5 billion, subject to certain limitations and a maximum potential payment to Morgan Stanley of $1.5 billion. All payments by Discover to Morgan Stanley will be net of taxes payable by Discover with respect to such proceeds. If, in connection with or following a change of control of Discover, the litigation is settled for an amount less than the minimum proceeds, Discover will be required to pay Morgan Stanley an amount equal to the minimum proceeds;

•	the restructuring transactions contemplated by the separation and distribution agreement shall have been consummated;

•

no stop order suspending the effectiveness of the registration statement of which this information statement is a part shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•

all actions and filings necessary or appropriate under applicable federal, state or foreign securities or “blue sky” laws shall have been taken and, where applicable, become effective or been accepted;

•	the shares of Discover common stock to be delivered in the distribution shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

•

the Discover board of directors shall have been duly elected, and the amended and restated certificate of incorporation and bylaws of Discover, in substantially the form attached as exhibits to the registration statement of which this information statement is a part shall be in effect;

•	each of the ancillary agreements contemplated by the separation and distribution agreement shall have been entered into;

•

Morgan Stanley shall have received a tax ruling and/or an opinion of counsel, in each case reasonably satisfactory to Morgan Stanley, to the effect that the distribution will be tax-free to Morgan Stanley stockholders for U.S. federal income tax purposes;

•

no applicable law shall have been adopted, promulgated or issued that prohibit the consummation of the distribution and the other transactions contemplated by the separation and distribution agreement;

•	all material governmental and third party approvals and consents necessary to effect the distribution shall have been obtained;

•	Discover shall have received credit ratings from the rating agencies that are satisfactory to Morgan Stanley; and

•

no event or development shall have occurred or exist that, in the judgment of the Morgan Stanley board of directors, in its sole discretion, makes it inadvisable to effect the distribution or the other transactions contemplated by the separation and distribution agreement.

These conditions will be for the sole benefit of Morgan Stanley and will not in any way limit Morgan Stanley’s rights to abandon the distribution and/or terminate the separation and distribution agreement prior to the distribution.

No Representations and Warranties. Except as otherwise agreed, we will take all of the business, assets and liabilities transferred to or assumed by us pursuant to the separation and distribution agreement or other ancillary agreements on an “as is, where is” basis without any representations or warranties by Morgan Stanley.

Access to Information; Retention of Records. For a period of six years after the distribution date, we and Morgan Stanley will afford the other party and its agents reasonable access during normal business hours to such party’s books and records, employees and auditors to the extent necessary in connection with any audit, investigation, dispute or litigation of the other party, provided that such access does not unreasonably interfere with the conduct of the business of the party providing such access, and that in the event any party reasonably determines that affording such access to the other party would violate any applicable law or agreement to which such party is a party, or waive attorney-client privilege applicable to such party, the parties shall use reasonable efforts to permit the compliance with such request in a manner that avoids any such harm or consequence. In addition, to the extent reasonably required in connection with any litigation relating to the other party’s business or operations prior to the distribution, we and Morgan Stanley will cooperate and make available to the other party our directors, officers, employees and representatives as witnesses. In each case of the foregoing, we or Morgan Stanley, as applicable, will be reimbursed by the other party for all out-of-pocket costs and expenses incurred in providing such access, information, witnesses or cooperation.

Except as otherwise required by law or agreed to in writing, we and Morgan Stanley will retain any and all information in each party’s possession relating to the other party’s business and operations in accordance with such party’s own retention practice. We and Morgan Stanley will agree to not destroy or dispose of any such information without providing prior notice to the other party, and, subject to certain exceptions, return such information to the other party if requested.

Confidentiality; Privileged Information. The separation and distribution agreement is expected to include customary confidentiality provisions pursuant to which we and Morgan Stanley will keep confidential all confidential information of the other party, subject to certain exceptions. In addition, the parties will agree to maintain and protect any privileged claim to the information in each party’s possession that relates to the other party.

Indemnification. The separation and distribution agreement is expected to contain the following indemnification provisions. We will indemnify Morgan Stanley and its directors, officers, employees and affiliates from and against any and all losses arising out of or in connection with (i) any liabilities relating to the Discover business or operations or assets, whether arising before, on or after the distribution or relating to facts occurring before, on or after the distribution, or our failure to pay, perform or otherwise discharge any such liabilities, (ii) any of our financial instruments, and (iii) any breach by us of the separation and distribution agreement. Morgan Stanley will indemnify us and our directors, officers, employees and affiliates from and against any and all losses arising out of or in connection with (i) any liabilities relating to the Morgan Stanley business or operations or assets (except those relating to Discover), whether arising before, on or after the distribution or relating to facts occurring before, on or after the distribution, or its failure to pay, perform or otherwise discharge any such liabilities, (ii) any of Morgan Stanley’s financial instruments, and (iii) any breach by Morgan Stanley of the separation and distribution agreement.

In addition, except as provided in the immediately succeeding sentence, we will indemnify Morgan Stanley from and against any and all losses caused by any untrue statement or alleged untrue statement of a material fact contained in the registration statement or information statement (including any amendments or supplements thereto) or any omission or alleged omission to state therein a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Morgan Stanley will indemnify us from and against any and all losses caused by any such untrue statement or omission or alleged untrue statement or omission arising out of information furnished to us in writing by Morgan Stanley expressly for use in the registration statement or information statement.

Expenses. Except as otherwise provided in the separation and distribution agreement or other ancillary agreements, we and Morgan Stanley will bear each party’s own costs and expenses in connection with the distribution and the related transactions.

Termination. At any time prior to the distribution, Morgan Stanley may in its sole discretion terminate the separation and distribution agreement and/or abandon the distribution, and neither party nor any of its directors or officers will have any liability or further obligation to the other party.

Transition Services Agreement

We will enter into a transition services agreement with Morgan Stanley pursuant to which Morgan Stanley and Discover will provide each other with a variety of services for a period of time, generally expected not to exceed 18 months, following the distribution. Services to be provided by Morgan Stanley and Discover, directly or indirectly through their respective subsidiaries or subcontractors, will include services in the areas of human resources, information technology, accounting, office space leasing, corporate services and treasury. It is expected that compensation for transition services that are not marketed to third parties will be determined using an internal cost allocation methodology based on fully loaded cost (e.g., including an allocation of corporate overhead) or, in certain cases, on arm’s-length terms. Upon a sale or other disposition of any party’s business, assets or properties (or portion thereof), the other party’s obligation to provide any service in respect of such disposed business, assets or properties will terminate. Similarly, if any party acquires business, assets or properties or rights in respect of the foregoing, the other party will have no obligation to provide any services in respect of such acquired business, assets or properties.

The transition services agreement will provide that any service may be terminated (i) by the service recipient upon advance notice to the service provider or (ii) by either party if the other party has breached its obligations under the agreement relating to the service and has not cured the breach within a specified period of time. In addition, at any time following the announcement of a transaction involving a change of control of one party, the other party may elect to terminate any and all services it provides, provided that no service will be terminated prior to the closing of the change of control transaction unless agreed to by the service recipient. Either party will be able to terminate the transition services agreement if the other party becomes insolvent.

In general, neither we nor Morgan Stanley will be liable to the other party in connection with any service provided under the transition services agreement except in the case of gross negligence or willful misconduct.

Employee Matters Agreements

We will enter into employee matters agreements with Morgan Stanley providing for our respective obligations to employees and former employees who are or were associated with Discover (including employees who transfer employment from Morgan Stanley to Discover prior to the distribution), and for other employment and employee benefits matters.

U.S. Employee Matters Agreement

Under the terms of the U.S. employee matters agreement, Discover generally will assume all liabilities and assets relating to employee benefits for current and former Discover employees, and Morgan Stanley generally will retain all liabilities and assets relating to employee benefits for current and former Morgan Stanley employees.

On or about the distribution date, sponsorship of Morgan Stanley U.S. benefit plans that cover solely current and former Discover employees will be transferred to Discover, and Morgan Stanley U.S. benefit plans that cover current and former Discover employees and that also cover current and former Morgan

Stanley employees will be split into two separate plans, one covering Morgan Stanley employees and one covering Discover employees, and sponsorship of the plans covering Discover employees will be transferred to Discover, in each case except as otherwise provided in the agreement. For transferred plans that are funded, assets allocable to the liabilities of such plans also will be transferred to related trusts established by Discover. Current and former Morgan Stanley and Discover employees will receive credit for service for all periods of employment with Morgan Stanley and Discover, as applicable, prior to the distribution date, for purposes of vesting, eligibility and benefit levels under any pension or welfare plan in which they participate after the consummation of the transaction (other than under the supplemental executive retirement plan and the excess benefit plan to which participation has been closed).

U.K. Employee Matters Agreement

Under the terms of the U.K. employee matters agreement, Discover generally will retain liability relating to current and former Discover employees and Morgan Stanley will retain liabilities relating to current and former Morgan Stanley employees.

No U.K. benefit plans will be split or transferred between Morgan Stanley and Discover.

On or about the distribution date, current Discover employees will cease to be entitled to participate in Morgan Stanley benefit plans in the United Kingdom and will be entitled to participate in newly established Discover benefit plans, being granted credit for all periods of service with Discover and Morgan Stanley in relation to any benefit plans in which they participate at Discover after the consummation of the transaction.

Morgan Stanley will administer certain of Discover’s benefit programs for a transitional period under the terms of the transition services agreement.

The employee matters agreements also provide for sharing of certain employee and former employee information to enable Discover and Morgan Stanley to comply with their respective obligations.

In addition, the employee matters agreements provide that following the distribution, holders of Morgan Stanley restricted stock units (RSUs) and options who are active employees of Discover at the time of distribution will have their Morgan Stanley RSUs and options converted into newly-issued Discover RSUs and options pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution RSUs and options. Please refer to “The Distribution—Treatment of Employee Stock Options and Restricted Stock Units” for further discussion of such formula and the treatment of other holders’ Morgan Stanley RSUs and options.

Intercompany Funding Arrangements

Morgan Stanley has historically provided financing to us, including by means of guaranteeing indebtedness, and has agreed to continue to provide such financing to us, if needed, for a transitional period after the distribution, until such time as we are able to replace such financing with third-party financing. Such post-distribution intercompany funding from Morgan Stanley (or its subsidiaries) would have a term that not exceeding 12 months, bear an arm’s-length rate of interest and otherwise have arm’s-length commercially reasonable terms for financing of this type. We expect to be able to refinance our borrowings and terminate any guarantees from Morgan Stanley and its subsidiaries promptly, and in any event within 12 months, after the distribution.

In connection with the distribution, we will also enter into an unsecured committed credit facility, currently estimated to be for a total of at least $1.75 billion, to provide us with additional liquidity if required in connection with our business. The lead arrangers on this credit facility will be unrelated financial institutions, who will syndicate the commitments under the credit facility. Morgan Stanley or a subsidiary may participate in the syndicate on the same terms and conditions as other members of the syndicate. Such terms and conditions will be negotiated at arm’s-length by the lead arrangers on behalf of the syndicate, and will be customary commercial terms used in the lending business. The maximum term for any loan that will be outstanding under this credit facility is 59 months.

Tax Sharing Agreements

We will enter into a U.S. tax sharing agreement with Morgan Stanley setting forth the rights and obligations of Morgan Stanley and us with respect to taxes (other than certain U.K. taxes which, as described below, will be governed by a separate U.K. tax sharing agreement). Under the terms of the U.S. tax sharing agreement, we and Morgan Stanley generally will be liable for taxes imposed on our respective businesses for taxable periods ending on or before the close of business on the distribution date, which we refer to as “Pre-Distribution Taxes.” The portion of any Pre-Distribution Taxes determined on a consolidated, combined or unitary basis that is attributable to us or any member of our taxable group (as such taxable group will exist immediately after the distribution) will be determined as if our taxable group were a taxable group separate from Morgan Stanley’s taxable group prior to the distribution.

Furthermore, under the U.S. tax sharing agreement, Morgan Stanley will prepare and file the consolidated federal and applicable consolidated, combined or unitary state, local and foreign income tax returns (other than returns with respect to certain U.K. taxes which, as described below, will be governed by the U.K. tax sharing agreement) for taxable periods ending on or before the close of business on the distribution date in which we or a member of our taxable group, on the one hand, and Morgan Stanley or a member of its taxable group, on the other hand, are included. Tax controversies relating to Morgan Stanley or a member of its taxable group, regardless of whether such tax controversy relates to us or a member of our taxable group, generally will be controlled by Morgan Stanley. However, we may participate at our own expense in any such tax controversy that also relates to us or a member of our taxable group, and in certain circumstances may be entitled to control certain controversies relating to taxes that solely relate to us or a member of our taxable group.

Under the U.S. tax sharing agreement, we will be generally liable for any taxes and other liabilities that are imposed as a result of the separation and distribution failing to qualify as tax-free transactions for federal and state income tax purposes, if such failure is the result of a breach by us or any member of our taxable group of any representation or covenant made by us in the U.S. tax sharing agreement. Such covenants generally include that (i) during the twelve-month period following the distribution date, we will continue the active conduct of the historic business relied upon for purposes of the tax ruling request, and we will not liquidate, merge or consolidate any of our companies conducting such active business, (ii) during the two-year period following the distribution date, we will not enter into any transaction or make any change in our equity structure which may cause the distribution to be treated as part of a “plan (or series of related transactions)” pursuant to which one or more persons acquire directly or indirectly our stock representing a 50-percent or greater interest by vote or value, and (iii) we will not take any action inconsistent with the information and representations furnished to the IRS, the California Franchise Tax Board or counsel. Notwithstanding the foregoing, we will be permitted to take any of the actions specified in such covenants if Morgan Stanley provides us with prior written consent for such action, or we provide Morgan Stanley with a tax ruling or rulings, or an unqualified opinion of counsel, in each case acceptable to Morgan Stanley, to the effect that such action will not affect the tax-free nature of the separation and distribution, but we will remain liable for any taxes and other liabilities imposed as a result of the separation and distribution failing to qualify as tax-free transactions as a result of such action.

We will also enter into a U.K. tax sharing agreement with Morgan Stanley in relation to certain U.K. taxes. This U.K. tax sharing agreement will make provision for (i) payments to be made of, and in respect of, certain U.K taxes attributable to our business and (ii) the conduct of certain U.K. tax controversies. The U.K. tax sharing agreement will also acknowledge that we will be liable for certain U.K. taxes as a result of the separation and distribution.

Transitional Trade Mark Licence Agreement

Our U.K. business currently uses certain Morgan Stanley trademarks, including on credit cards issued to cardmembers. In connection with the distribution, we will enter into a transitional trade mark licence agreement with Morgan Stanley pursuant to which Morgan Stanley will grant us a royalty-free license of limited scope and use to continue to use certain Morgan Stanley trademarks for up to three years in connection with our U.K. business.

Ongoing Leasehold Arrangements

Morgan Stanley’s Global Wealth Management Group currently has a brokerage branch office in one of the buildings that comprise our headquarters in Riverwoods, Illinois. The office currently serves our employees and other customers of Morgan Stanley and is physically separated from the portion of the building that serves as part of our headquarters. This branch office is currently subject to a lease agreement between us, as landlord, and Morgan Stanley’s Global Wealth Management Group, as tenant, and this arrangement will continue following the distribution.

In addition, a subsidiary of Morgan Stanley currently leases three floors of office space in a building in London, two floors of which are occupied by personnel engaged in our U.K. business. In connection with the distribution, the Morgan Stanley subsidiary will arrange for an assignment or sublease to be granted to us with respect to the two floors and associated car parking.

The rent and other terms of all such leases and/or subleases, as the case may be, are (or will be) consistent with arm’s-length commercially reasonable terms for leasehold agreements of these types.

Investment Banking Agreement

We will enter into an agreement with Morgan Stanley & Co. Incorporated (“MS&Co.”) pursuant to which MS&Co. will have the right to provide certain investment banking services to us for a period of up to three years after the distribution. The terms for these services will be consistent with arm’s-length commercially reasonable terms for services of this type.

Mortgage Loan Underwriting and Processing

Morgan Stanley currently provides marketing and application processing services for a home-mortgage product known as “Discover Home Loans” that is offered to our customers. Morgan Stanley will continue to provide these services, on an arm’s-length pricing basis, for a transition period of up to 15 months following the distribution.

We currently provide certain marketing, information technology and print and imaging services in connection with Morgan Stanley’s mortgage lending business, including generating billing statements, printing IRS Form 1098s, mail printing, document scanning and storage and loan file management and retrieval. We will continue to provide these services to Morgan Stanley for a transition period of up to 18 months under an agreement that will have arm’s-length commercially reasonable terms, including a fee-per-item pricing arrangement consistent with comparable agreements between unrelated parties.

Derivative Contracts

Certain of our subsidiaries currently have outstanding certain hedging contracts with a subsidiary of Morgan Stanley. The contracts utilized are interest rate swaps for interest rate hedging, and were entered into in the ordinary course of business. Each interest rate swap hedges interest rate risks relating to our business and has arm’s-length terms. The terms of the swaps vary in relation to the underlying liability being hedged and have maturity dates ranging from 2007 to 2023. The aggregate notional amount of swaps expected to be outstanding as of June 1, 2007, is approximately $1.43 billion. Because we consider the swaps necessary to our business and because breakage fees would be required to be paid if the swaps were terminated, the swaps are expected to remain outstanding pursuant to their terms. After the distribution, we will hedge our interest-rate exposure with unrelated third parties, as well as Morgan Stanley, on an arm’s-length basis.

MANAGEMENT

Directors and Executive Officers

We expect that our board of directors following the distribution will be composed of nine directors, at least a majority of whom will be considered independent under the independence requirements of the New York Stock Exchange (“NYSE”). All members of our board of directors will stand for election at each annual meeting of stockholders and will hold office until his or her successor has been duly elected and qualified or the director’s earlier resignation, death or removal.

Set forth below is information concerning our executive officers, each of whom is a member of our executive committee, and the individuals we expect to become our directors as of the distribution date.

Name	Age	Position
Dennis D. Dammerman	61	Chairman
David W. Nelms	46	Chief Executive Officer and Director
Roger C. Hochschild	42	President and Chief Operating Officer
Roy A. Guthrie	54	Executive Vice President, Chief Financial Officer
Kathryn McNamara Corley	47	Senior Vice President, General Counsel and Secretary
Mary Margaret Hastings Georgiadis	43	Executive Vice President, Chief Marketing Officer
Charlotte M. Hogg	36	Senior Vice President, International
Carlos Minetti	45	Executive Vice President, Cardmember Services and Consumer Banking
Diane E. Offereins	49	Executive Vice President, Chief Technology Officer and PULSE Network
James V. Panzarino	54	Senior Vice President, Chief Credit Risk Officer
Harit Talwar	46	Executive Vice President, Discover Network
Jeffrey S. Aronin	39	Director
Mary K. Bush	59	Director
Robert M. Devlin	66	Director
David H. Komansky	68	Director
Philip A. Laskawy	66	Director
Michael L. Rankowitz	49	Director
Lawrence A. Weinbach	68	Director

Dennis D. Dammerman is expected to become Chairman as of the distribution date. He retired in 2005 as vice chairman of the board and executive officer of General Electric Company and director, chairman and chief executive officer of GE Capital Services, positions he had held since 1998. Mr. Dammerman is chairman of the board of Capmark Financial Group Inc. and a director of BlackRock, Inc.

David W. Nelms served as Chairman and Chief Executive Officer since 2004, and was President and Chief Operating Officer from 1998 to 2004. Prior to joining Discover, Mr. Nelms worked at MBNA America Bank from 1990 to 1998, most recently as a Vice Chairman. Mr. Nelms holds a Bachelor’s of Science degree in Mechanical Engineering from the University of Florida and an M.B.A. from Harvard Business School.

Roger C. Hochschild has served as President and Chief Operating Officer since 2004, and was Executive Vice President, Chief Marketing Officer from 1998 to 2001. From 2001 to 2004, Mr. Hochschild was Executive Vice President, Chief Administrative and Chief Strategic Officer of our current parent Morgan Stanley. Mr. Hochschild holds a Bachelor’s degree in Economics from Georgetown University and an M.B.A. from the Amos Tuck School at Dartmouth College.

Roy A. Guthrie has served as Executive Vice President, Chief Financial Officer since 2005. Prior to joining Discover, Mr. Guthrie was President, Chief Executive Officer of CitiFinancial International, LTD, a Consumer Finance Business of Citigroup, from 2000 to 2004. In addition Mr. Guthrie served on Citigroup’s Management Committee during this period of time. Mr. Guthrie served as Chief Financial Officer of Associates First Capital Corporation from 1996 to 2000, while it was a public company and served as a member of its board from 1998 to 2000. Mr. Guthrie holds a Bachelor’s degree in Economics from Hanover College and an M.B.A. from Drake University.

Kathryn McNamara Corley has served as Senior Vice President and General Counsel since 1999, and as Secretary since 2007. Prior to becoming General Counsel, Ms. Corley was Managing Director for our current parent Morgan Stanley’s global government and regulatory relations. Ms. Corley holds a Bachelor’s degree in Political Science from the University of Southern California and a J.D. from George Mason University School of Law.

Mary Margaret Hastings Georgiadis has served as Executive Vice President, Chief Marketing Officer since 2004. Ms. Georgiadis was at McKinsey & Company from 1986 to 1988 and 1990 to 2004, most recently as Partner. At McKinsey & Company, Ms. Georgiadis headed the marketing and retail practices and also co-founded and led the customer acquisition and management and retail practices. Ms. Georgiadis holds a Bachelor’s degree in Economics from Harvard-Radcliffe Colleges and an M.B.A. from Harvard Business School.

Charlotte M. Hogg has served as Senior Vice President and Managing Director of our international business since 2004. Ms. Hogg was a Managing Director and Head of our current parent Morgan Stanley’s Strategic Planning Group from 2001 to 2004. Ms. Hogg holds a Bachelor’s degree in Economics and History from Oxford University and was a Kennedy Memorial Trust Scholar at the John F. Kennedy School of Government at Harvard University.

Carlos Minetti has served as Executive Vice President, Cardmember Services since January 2001. In addition, he was appointed to oversee consumer banking products in 2006. Prior to joining Discover, Mr. Minetti worked in card operations and risk management for American Express from 1987 to 2000, most recently as Senior Vice President. Mr. Minetti holds a Bachelor’s of Science degree in Industrial Engineering from Texas A & M University and an M.B.A. from the University of Chicago.

Diane E. Offereins has served as Executive Vice President, Chief Technology Officer since 1998. In addition, she was appointed to oversee the PULSE Network in 2006. From 1993 to 1998, Ms. Offereins was at MBNA America Bank, most recently as Senior Executive Vice President. Ms. Offereins holds a Bachelor of Business Administration degree in Accounting from Loyola University.

James V. Panzarino has served as Senior Vice President, Chief Credit Risk Officer since 2006, and was Senior Vice President, Cardmember Assistance from 2003 to 2006. Prior to joining Discover, Mr. Panzarino was Vice President of External Collections and Recovery at American Express from 1998 to 2002. Mr. Panzarino holds a Bachelor’s degree in Business Management and Communication from Adelphi University.

Harit Talwar has served as Executive Vice President, Discover Network since December 2003. From 2000 to 2003, Mr. Talwar was Managing Director for Discover international business. Mr. Talwar held a number of positions at Citigroup from 1985 to 2000, most recently Country Head, Consumer Banking Division, Poland. Mr. Talwar holds a B.A. Hons degree in Economics from Delhi University in India and received his M.B.A. from the Indian Institute of Management, Ahmedabad.

Jeffrey A. Aronin is the founder, president and chief executive officer of Ovation Pharmaceuticals, Inc., a biopharmaceutical company founded in 2000. Mr. Aronin has served as its president since 2000, as its chief executive officer from 2000 to 2003 and since 2004, and as its chief operating officer from 2003 to 2004.

Mary K. Bush has served as the president of Bush International, which advises U.S. companies and foreign governments on international financial markets, banking and economic matters, since 1991. She is a member of the board and independent trustees, nominating, valuation and policy administration committees of The Pioneer Family of Mutual Funds; a member of the board and audit, compensation and finance committees of Brady Corporation; a member of the board and audit and compensation committees of Briggs & Stratton; a member of the board and audit and public responsibility committees of UAL corporation; and a member of the board of MANTECH International Corporation.

Robert M. Devlin is chairman of Curragh Capital Partners, a private equity and investment firm he founded in 2002. He was chairman, president and chief executive officer of American General Corporation from 1996 until 2001. He is also a director of Cooper Industries and LKQ Corporation, and a director and owner of Forethought Financial Group Inc.

David H. Komansky retired in 2003 as chairman of the board of Merrill Lynch, a position he had held since 1997. Mr. Komansky also served as a director and chief executive officer of Merrill Lynch from 1996 to 2002. Mr. Komansky is a director of BlackRock, Inc., WPP Group plc, AEA Investors LLC and Burt’s Bees, Inc.

Philip A. Laskawy retired in 2001 as chairman and chief executive officer of Ernst & Young LLP. He has served as the chairman of the board of General Motors Corporation since 2003 and is a member of its audit and investment funds committees. Mr. Laskawy is also a director and member of the audit and governance committees of Henry Schein, Inc., a director and member of the audit committee of Loews Corporation, and a director and member of the audit committee of The Progressive Corporation.

Michael L. Rankowitz has served as a senior advisor to Morgan Stanley, and as a member of its pension committee, since 2006. In 2001, Mr. Rankowitz retired from Morgan Stanley, where he worked for over 20 years, most recently as co-head of global high yield, responsible for risk management, research and sales for high yield, emerging markets, bank debt and distressed securities. He currently is a director and chairman of the finance committee of the New York Racing Association.

Lawrence A. Weinbach has been a partner of Yankee Hill Capital Management LLC since 2006. Prior to that, he was the executive chairman of Unisys Corporation from 2005 to 2006, and its chairman and chief executive officer from 1997 to 2004. He is a member of the board and audit committee of Avon Products Inc., a member of the board and audit committee of UBS AG and a member of the board and audit committee of Quadra Realty Trust.

Annual Meeting

Our bylaws provide that the annual meeting of stockholders will be held at the date, place and time specified by our board of directors. We expect the first annual meeting of our stockholders following the distribution to be held in 2008.

Committees of Our Board of Directors

Concurrent with the completion of this distribution, our board of directors will establish the following committees: Audit, Compensation and Nominating and Governance. The membership and function of each committee is described below.

Audit Committee

We expect that our Audit Committee will be composed of three individuals, each of whom is expected to be determined by our board of directors to be independent under applicable independence standards of the NYSE and the Exchange Act. The Audit Committee is responsible for the oversight of the integrity of our consolidated financial statements, our system of internal control over financial reporting, our risk management, the qualifications and independence of our independent registered accounting firm, the performance of our internal auditor and independent auditor and our compliance with legal and regulatory requirements. The Audit Committee will also have the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace our independent auditor. We expect that at least one of our Audit Committee members will qualify as an “audit committee financial expert,” as such term is defined in the regulations under the Exchange Act.

Compensation Committee

We expect that our Compensation Committee will be composed of three individuals, each of whom is expected to be determined by our board of directors to be independent under applicable independence standards of the NYSE. The Compensation Committee is responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating his performance in light of these goals; determining the compensation of our executive officers and other appropriate officers; administering our incentive and equity-based compensation plans; and overseeing plans for management development and succession.

Nominating and Governance Committee

We expect that our Nominating and Governance Committee will be composed of three individuals, each of whom is expected to be determined by our board of directors to be independent under applicable independence standards of the NYSE. The Nominating and Governance Committee is responsible for identifying and recommending candidates for election to our board of directors and each board committee, establishing procedures for its oversight of the evaluation of our board of directors and management, recommending director compensation and benefits and reviewing annually our corporate governance policies.

Code of Ethics and Code of Business Conduct

Concurrent with the completion of the distribution, our board of directors will establish a code of business conduct and code of ethics that will apply to our employees, officers and directors. Any waiver of the code of business conduct or code of ethics may be made only by our board of directors and will be promptly disclosed as required by law or stock exchange regulations.

Corporate Governance Policies

Concurrent with the completion of the distribution, our board of directors will adopt corporate governance policies that comply with applicable stock exchange and SEC regulations.

Compensation of Directors

We expect to adopt, subject to the approval of our sole stockholder, a 2007 Directors’ Compensation Plan. The purpose of our 2007 Directors’ Compensation Plan will be to set forth our directors’ annual compensation and to further advance the interest of Discover and its stockholders by encouraging increased stock ownership by our non-employee directors, in order to promote long-term stockholder value.

Cash Compensation. We expect that each non-employee director will receive the following cash compensation under the 2007 Directors’ Compensation Plan for service on our board of directors and committees of our board of directors:

•	an annual retainer fee of $75,000;

•	an additional annual retainer fee for our lead director of $75,000;

•	an annual retainer fee of $25,000 for the chairperson of each committee of our board of directors other than the audit committee; and

•	an annual retainer fee of $50,000 for the chairperson of the audit committee of our board of directors.

Directors who also are our employees will not receive any of the compensation described above.

Equity Compensation. Pursuant to the 2007 Directors’ Compensation Plan, we may issue up to 500,000 shares of common stock. We expect that each non-employee director will receive the following equity compensation under the 2007 Directors’ Compensation Plan for service on our board of directors and committees of our board of directors:

•

for those appointed to our board before December 31, 2007, an initial grant of $350,000 in restricted stock units (reduced by one-24th for each month after the distribution in which the director becomes a member of our board); and

•	an annual grant of $125,000 in restricted stock units beginning with our 2008 annual meeting.

•

for those elected to our board after December 31, 2007, an annual grant of $125,000 in restricted stock units beginning with the first annual meeting at which the director is elected to our board, and for those joining our board on a date other than an annual meeting, a grant of $125,000 in restricted stock units on the date on which the director becomes a member of our board, adjusted by one-12th for each month before the next annual meeting of stockholders.

The number of restricted stock units will be determined by dividing the dollar amount by our share price on the date of grant. The initial grant will vest in two equal annual installments on each of the first two anniversaries of their dates of grant. Each grant made thereafter will vest in its entirety on the first anniversary of its date of grant. Unless provided otherwise in the restricted stock unit agreement, restricted stock units granted to each non-employee director will become fully vested upon the occurrence of (i) such director’s termination due to disability or death or (ii) a change in control.

Directors who also are our employees will not receive any of the compensation described above.

Reimbursements. Directors will be reimbursed for reasonable expenses incurred in attending board of directors, committee and stockholder meetings, including those for travel, meals and lodging.

Consulting Agreements. The corporate governance guidelines our board of directors will adopt will provide that we should not enter into paid consulting agreements with non-employee directors.

Director Attendance at Annual Meetings. The corporate governance guidelines that our board of directors will adopt will provide that directors are expected to attend annual meetings of stockholders.

Communications with the Board of Directors

Following the distribution, stockholders and other interested parties may contact any member of our board of directors by writing to: Discover Financial Services, 2500 Lake Cook Road, Riverwoods, Illinois 60015, Attention: Secretary. Stockholder and interested party communications received in this manner will be handled in accordance with procedures to be approved by our independent directors.

Executive Compensation

The following table contains compensation information for our chief executive officer and the four other executive officers who were our most highly compensated executive officers for the year ended November 30, 2006. We refer to these individuals as our “named executive officers.” The information included in this table reflects compensation earned by our named executive officers for services rendered to us.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards		All Other Compensation ($)(4)
Name and Principal Position	Salary($)	Bonus($)(1)	Other Annual Compensation ($)		Restricted Stock Award(s) ($)(2)	Securities Underlying Options/ SARs (#)(3)
David W. Nelms	900,000	2,835,000	—		3,120,790	15,424	6,100
Chief Executive Officer						10,522

Roger C. Hochschild President and Chief Operating Officer	380,000	2,619,000	—		2,883,003	14,248	950

Roy A. Guthrie Executive Vice President, Chief Financial Officer	500,000	1,125,000	222,808	(5)	1,105,753	7,567	6,100

Diane E. Offereins Executive Vice President, Chief Technology Officer and PULSE Network	500,000	1,080,000	—		1,155,851	7,344	6,100

Carlos Minetti Executive Vice President, Cardmember Services and Banking	450,000	1,005,000	—		1,275,881	7,567	6,100

(1)	Includes amounts contributed to various Morgan Stanley deferred compensation plans. See “—Nonqualified Deferred Compensation” below.
(2)	The market value of the common stock underlying restricted stock units (RSUs) was calculated using the closing price per share of common stock on the applicable grant date, as reported on the New York Stock Exchange Composite Transaction Tape. The 2006 RSUs were granted on December 12, 2006 (the closing price was $78.40) and 50% vest on January 2, 2009 and 50% vest on January 2, 2010. For Messrs. Nelms and Hochschild, unvested RSUs vest upon a voluntary or involuntary termination of employment not involving any cancellation provision or upon a change of control of Morgan Stanley. For Messrs. Guthrie and Minetti and Ms. Offereins, unvested RSUs vest upon an involuntary termination of employment not involving any cancellation provision or upon a change of control of Morgan Stanley. Dividend equivalents are paid on RSUs at the same rate that dividends are paid on shares of common stock. These RSUs are not transferable, are generally distributed in the form of shares of common stock approximately three years after the grant date and are subject to cancellation in certain circumstances. The following tables list the number of RSUs awarded for performance in 2006 and the total number and value (calculated using the closing price on November 30, 2006) of RSUs held as of November 30, 2006 (including the 2006 grant).

Named Executive Officer	Number of RSUs awarded for performance in 2006
David W. Nelms	39,806
Roger C. Hochschild	36,773
Roy A. Guthrie	14,104
Diane E. Offereins	14,743
Carlos Minetti	16,274

	Total RSUs held as of November 30, 2006
Named Executive Officer	Number Held	Market Value
David W. Nelms	205,228	$15,630,164
Roger C. Hochschild	169,044	$12,874,391
Roy A. Guthrie	25,618	$1,951,067
Diane E. Offereins	95,026	$7,237,180
Carlos Minetti	127,403	$9,703,012

Following the distribution, Morgan Stanley RSUs granted to our named executive officers will be converted into newly-issued Discover RSUs pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution RSUs. See “Arrangements Between Us and Morgan Stanley—Employee Matters Agreement.”

(3)	Represents awards of Morgan Stanley stock options for services in 2006, and 10,522 restoration options granted to Mr. Nelms upon exercise of options with restoration option rights (RORs). The terms and present value of these stock options are described under “—Option Grants of Morgan Stanley Common Stock in Last Fiscal Year.” The named executive officers have no stock appreciation rights.
(4)	Represents Morgan Stanley contributions awarded under defined contribution plans.
(5)	Mr. Guthrie received approximately $200,000 in benefits under our relocation policy for U.S. professional employees in connection with his appointment as Executive Vice President, Chief Financial Officer and his relocation to our executive offices.

Option Grants of Morgan Stanley Common Stock in Last Fiscal Year

The following table sets forth information regarding stock options granted in the year ended November 30, 2006 to our named executive officers with respect to shares of Morgan Stanley common stock, including options granted upon the exercise of options with RORs that were granted before 2006. Following the distribution, Morgan Stanley options granted to our named executive officers will be converted into newly-issued options to purchase shares of Discover common stock pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution options. See “Arrangements Between Us and Morgan Stanley—Employee Matters Agreement.”

Name	Number of Securities Underlying Options Granted (#)		Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(3)
David W. Nelms	15,424	(1)	17%	78.40	12/12/2016	346,495.54
	10,522	(4)	12%	73.56	1/2/2009	83,087.47
Roger C. Hochschild	14,248	(1)	16%	78.40	12/12/2016	320,077.05
Roy A. Guthrie	7,567	(1)	8%	78.40	12/12/2016	169,990.39
Diane E. Offereins	7,344	(1)	8%	78.40	12/12/2016	164,980.76
Carlos Minetti	7,567	(1)	8%	78.40	12/12/2016	169,990.39

(1)	Represents awards under Morgan Stanley’s Employees’ Equity Accumulation Plan for services in 2006. These options vest and become exercisable 50% on January 2, 2009 and 50% on January 2, 2010, are not transferable and are subject to cancellation under certain circumstances. Shares of common stock acquired upon the exercise of such options generally may not be transferred or sold until January 2, 2010. For Messrs. Nelms and Hochschild, upon a change in control of Morgan Stanley or the recipient’s voluntary or involuntary termination of employment under circumstances not involving violation of any cancellation provision, these options will vest and become exercisable. For Messrs. Guthrie and Minetti and Ms. Offereins, upon a change in control of Morgan Stanley or the recipient’s involuntary termination of employment under circumstances not involving cause or violation of any cancellation provision, these options will vest and become exercisable.
(2)	In 2006, 17 Discover employees received a portion of their annual equity awards in the form of options instead of RSUs.

(3)	The present value of stock options granted was determined using the Black-Scholes model as of the grant date, consistent with Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“Statement No. 123R”). Except for the 10,522 restoration options granted to Mr. Nelms, the Black-Scholes value assumes (i) the stock option was exercised at the end of the expected option term (6.32 years); (ii) an expected stock price volatility of 23.771%; (iii) the risk free yield on the U.S. Treasury STRIPS with a remaining term closest to the expected option life on the grant date; and (iv) Morgan Stanley’s annualized dividend yield on the grant date was constant over the expected option life. The different inputs for the Black-Scholes model used in determining the present value for Mr. Nelms’ 10,522 restoration options, which were granted upon the exercise of RORs and have the same expiration date as the underlying options, are: (i) the expected option term (1.36 years); and (ii) an expected stock price volatility of 19.08%.
(4)	Restoration options were granted to Mr. Nelms on October 3, 2006 upon the exercise of RORs granted in 1998. Restoration options vest upon grant and have the same expiration date and transfer restrictions as the underlying options. RORs entitle the grantee, upon tendering shares of common stock to Morgan Stanley to pay the option exercise price of the underlying options, to restoration options. Restoration options entitle the grantee to acquire the number of shares of common stock equal to the number of shares of common stock tendered to pay the exercise price and withheld to pay taxes upon the exercise of the underlying options, at a per share price equal to the closing price of Morgan Stanley’s common stock on the option’s exercise date. Restoration options do not increase the option holder’s net equity position. Instead, they maintain the holder’s net equity position – the sum of shares owned and shares subject to option.

Aggregate Exercises of Morgan Stanley Stock Options in Last Fiscal Year and Year-End Option Values

The following table sets forth information regarding the exercise of options to purchase Morgan Stanley common stock by our named executive officers in the year ended November 30, 2006, as well as the number and value of their unexercised options to purchase Morgan Stanley common stock as of November 30, 2006 (including those awarded on December 12, 2006 for service in 2006). Following the distribution, Morgan Stanley options granted to our named executive officers will be converted into newly-issued options to purchase shares of Discover common stock pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution options. See “Arrangements Between Us and Morgan Stanley—Employee Matters Agreement.”

Name	Shares Acquired on Exercise (#)(1)		Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs At Fiscal Year-End (#) (2)		Value of Unexercised In-The-Money Options/SARs At Fiscal Year-End ($)(3)
				Exercisable(4)	Unexercisable	Exercisable(4)	Unexercisable
David W. Nelms	42,368	(5)	2,379,290	558,192	15,424	18,263,732	—
Roger C. Hochschild	25,246	(5)	980,680	196,086	66,306	4,392,419	1,217,652
Roy A. Guthrie	—		—	16,862	24,428	388,276	388,253
Diane E. Offereins	25,246	(6)	941,085	107,850	7,344	2,398,087	—
Carlos Minetti	—		—	127,338	7,567	1,778,516	—

(1)	Represents the number of shares underlying options exercised in 2006.
(2)	The named executive officers have no stock appreciation rights. The shares of common stock that would be acquired upon exercising certain of these options are subject to transfer restrictions.
(3)	The value of unexercised, in-the-money options is the aggregate, calculated on a grant-by-grant basis, of the product of (a) the number of unexercised options multiplied by (b) the difference between $76.4067, the volume weighted average price of Morgan Stanley’s common stock on November 30, 2006, and the exercise prices of all such options. The actual value, if any, realized, on the options will depend on the future price of our common stock.
(4)	Includes options that vested and became exercisable on January 2, 2007.
(5)	The number of shares Messrs. Nelms and Hochschild received from options exercised in 2006 (net of shares tendered to cover the exercise price and withheld to pay income tax) was 19,934 and 19,954, respectively.
(6)	Options exercised in a cashless sell, in which all of the shares acquired pursuant to the option exercise were immediately sold and Ms. Offereins received cash for the net proceeds.

Nonqualified Deferred Compensation

The following table contains information with respect to the participation of the named executive officers in our unfunded nonqualified deferred compensation plans. Each named executive officer participated in one or more of three non-qualified deferred compensation plans as of November 30, 2006: the Leveraged Co-Investment Plan (LCIP), the Key Employee Private Equity Recognition Plan (KEPER), and the Select Employee’s Capital Accumulation Program (SECAP). The named executive officers participate in the plans on the same terms and conditions as other similarly situated employees, except not all named executive officers are eligible to participate in LCIP.

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)(3)	Aggregate Balance at Last Fiscal Year-End ($)(2)
David W. Nelms	$250,000	—	$0	$0	$250,000
Roger C. Hochschild	—	—	$2,811	$173,542	$53,968
Roy A. Guthrie	$425,000	—	$0	$0	$425,000
Diane E. Offereins	$330,000	—	$10,593	$16,351	$404,313
Carlos Minetti	$255,000	—	$4,885	$7,316	$280,410

(1)	Represents contributions from compensation earned in 2006, however deferred after November 30, 2006.
(2)	Earnings and balances are valued as of November 30, 2006, except that KEPER is valued as of August 31, 2006. Ending balances include contribution referenced in footnote (1) above.
(3)	Distributions from SECAP and KEPER.

Earnings on contributions to LCIP are based on the performance of notional investments in Morgan Stanley and third-party funds that are selected by Morgan Stanley. Earnings on contributions to SECAP are based on the performance of notional investments available under the plan that is selected by the participant. Earnings on contributions to KEPER are based on notional interests in investment earnings and interest on risk capital investments that are selected by Morgan Stanley. Participants in KEPER cannot select the underlying investments on which their return is based. Employees cannot make further contributions under KEPER.

Under LCIP, participants generally are entitled to receive distributions in respect of their notional plan investments (minus any applicable deductions), based on the valuation of the notional investments and any realizations of those investments prior to the distribution date. Under SECAP, participants generally are entitled to elect, in accordance with rules and procedures determined by Morgan Stanley, the payment method and timing of commencement of distributions in respect of their plan balance. Under KEPER, participants generally are entitled to receive distributions of their pro rata share (minus any applicable deductions) of dividends, distributions of capital, liquidation proceeds or other distributions related to the underlying investments selected by Morgan Stanley after such amounts are paid from the underlying investments.

Defined Benefit Pension Plan

The paragraphs below discuss the amounts we estimate we will pay to each of the named executive officers in annual benefits upon retirement.

Messrs. Nelms, Hochschild, Guthrie, Minetti and Ms. Offereins each participate in a Morgan Stanley-sponsored defined benefit pension plan intended to qualify under Section 401(a) of the Internal Revenue Code (the “qualified plan”) under which benefits are determined with reference to career-average pay limited to $170,000 per year. Benefits under the qualified plan for each calendar year of service generally equal: (i) 1% of the participant’s eligible annual pay; plus (ii) 0.5% of the participant’s eligible annual pay which exceeds the Social Security covered compensation limit.

If they remain in service until retirement at the annual salary reported under Salary in the summary compensation table, the estimated annual benefits payable under the plan at the earliest age at which a participant may retire with an unreduced benefit (age 65) to Messrs. Nelms, Hochschild, Guthrie, Minetti and Ms. Offereins are set forth below.

Named Executive Officer	Estimated Annual Single Life Annuity Pension Benefit ($)
David W. Nelms	$58,822
Roger C. Hochschild	$63,913
Roy A. Guthrie(1)	$28,087
Diane E. Offereins	$50,368
Carlos Minetti	$55,255

(1)	Not currently vested in the pension plan.

Discover Omnibus Incentive Plan

We intend to adopt, subject to the approval of our sole stockholder, the Discover Omnibus Incentive Plan (the “Incentive Plan”). The purposes of the Incentive Plan will be (i) to advance the interests of Discover by attracting and retaining high caliber employees and other key individuals, (ii) to more closely align the interests of recipients of Incentive Plan awards with the interest of Discover’s stockholders by increasing the proprietary interest of such recipients in our growth and success as measured by the value of our stock and (iii) to motivate award recipients to act in the long-term best interests of our stockholders.

Shares Available. 45,000,000 shares of our common stock may be subject to awards under the Incentive Plan (the “Plan Share Limit”), subject to adjustment in the event of a stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, split-up, extraordinary dividend or distribution, spin-off, warrants or rights offering to purchase common stock at a price substantially below fair market value, or other similar event. This number includes awards to be issued by reason of the adjustment of prior awards for Morgan Stanley stock held by our directors and employees into awards for our stock. If, with respect to any award such award is cancelled, forfeited, or terminates or expires unexercised, or if shares are tendered or withheld from an award to pay the option price or satisfy a tax withholding obligation, such shares may again be issued under the Incentive Plan.

Eligibility. All of our employees and all employees of our subsidiaries and their respective affiliates, and other individuals who perform services for us, a subsidiary of ours or any of their respective affiliates will be eligible to receive awards. Our compensation committee will have discretion to select participants and determine the form, amount and timing of each award to such persons, the exercise price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of an award.

Forms of Awards. Awards under the Incentive Plan may include one or more of the following types: (i) stock options (both nonqualified and incentive stock options), (ii) stock appreciation rights (“SARs”), (iii) restricted stock awards, (iv) restricted stock unit awards, (v) performance grants and (vi) cash awards. Such awards may be for partial-year, annual or multi-year periods.

Options are rights to purchase a specified number of shares of our common stock at a price fixed by our compensation committee, but not less than fair market value on the date of grant. Options generally expire no later than ten years after the date of grant. Options will become exercisable at such time and in such installments as our compensation committee will determine. Payment of the option price (sometimes called the exercise price or strike price) must be made in full at the time of exercise in such form as our compensation committee shall determine. Payment methods will include cash, the exchange of shares already owned, combination of cash and exchange of shares or by such other means as we may authorize. Options intended to be incentive stock options under section 422 of the Code may not be granted to any person who is not an employee of Discover or any parent or subsidiary, as defined in section 424 of the Internal Revenue Code. All incentive stock options must be granted within ten years of the date the Incentive Plan is approved by our compensation committee.

A SAR entitles the holder to receive, upon exercise, an amount equal to any positive difference between the fair market value of one share of our common stock on the date the SAR is exercised and the exercise price, multiplied by the number of shares of common stock with respect to which the SAR is exercised. Our compensation committee will have the authority to determine whether the amount to be paid upon exercise of a SAR will be paid in cash, common stock (including restricted stock) or a combination of cash and common stock.

Restricted stock awards provide for a specified number of shares of our common stock subject to a restriction against transfer during a period of time or until performance measures are satisfied, as established by our compensation committee. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder has all rights as a stockholder, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of common stock; provided, however, that our compensation committee may determine that distributions with respect to shares of common stock will be deposited with Discover and will be subject to the same restrictions as the shares of common stock with respect to which such distribution was made.

A restricted stock unit award is a right to receive a specified number of shares of our common stock (or the fair market value thereof in cash, or any combination of our common stock and cash, as determined by our compensation committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by the compensation committee, consistent with the terms of the Incentive Plan. The restricted stock unit award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our common stock subject to the award. Prior to the settlement of a restricted stock unit award in our common stock, the award recipient will have no rights as a stockholder of our company with respect to our common stock subject to the award.

Performance grants are awards whose final value or amount, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by our compensation committee. Performance periods can be partial-year, annual or multi-year periods, as determined by our compensation committee. Performance measures that may be used include (without limitation) one or more of the following: the attainment by a share of common stock of a specified value within or for a specified period of time, earnings per share, earnings before interest expense and taxes, return to stockholders (including dividends), return on equity, earnings, revenues, cash flow or cost reduction goals, operating profit, pretax return on total capital, economic value added or any combination of the foregoing. Such criteria and objectives may relate to results obtained by the individual, Discover, a subsidiary, or an affiliate, or any business unit or division thereof, or may relate to results obtained relative to a specific industry or a specific index. Payment may be made in the form of cash, common stock, restricted stock, restricted stock units or a combination thereof, as specified by our compensation committee.

Annual incentive awards are generally cash awards based on the degree to which certain of any or all of a combination of individual, team, department, division, subsidiary, group or corporate performance objectives are met or not met. Our compensation committee may establish the terms and provisions, including performance objectives, for any annual incentive award.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as the Committee may determine.

Maximum Award. To the extent necessary for an award to be qualified performance-based compensation under section 162(m) of the Internal Revenue Code, the maximum number of options and SARs which may be granted to any individual during a calendar year is 2,000,000. The maximum number of shares that may be subject to restricted stock or stock units granted to or elected by a participant in any fiscal year shall be 1,000,000 shares. The maximum cash bonus payable to any individual in any fiscal year will be $10,000,000.

Federal Income Tax Consequences. A participant to whom a nonqualified stock option is granted will recognize no income at the time of the grant and we will not be entitled to a deduction at that time. When the participant exercises a nonqualified stock option, he or she will generally recognize ordinary income equal to the excess, if any, of the fair market value (determined as of the date of exercise) of the common stock received over the option exercise price. The tax basis of such shares to the participant will be equal to the exercise price paid plus the amount includable in his or her gross income as compensation. The holding period for purposes of determining whether a subsequent sale of such share by the participant results in the recognition of short-term or long-term capital gain or loss will commence on the day after the date the share is transferred to the participant. A participant to whom a stock option is granted will recognize no income at the time of grant. When the participant exercises a stock option, he or she will generally recognize ordinary compensation income equal to the difference, if any, between the fair market value of the common stock he or she receives at such time and the sum of the exercise price for such shares.

A participant to whom an incentive stock option which qualifies under section 422 of the Internal Revenue Code is granted will generally recognize no income at the time of grant or at the time of exercise, and we will not be entitled to a deduction at that time. However, upon the exercise of an incentive stock option, the excess of the fair market value of the common stock over the exercise price thereof may result in the participant being subject to an alternative minimum tax under applicable provisions of the Internal Revenue Code. In order to obtain incentive stock option treatment for federal income tax purposes, the participant (i) must be an employee of Discover, a subsidiary of Discover, or any of their respective affiliates continuously from the date of grant until any termination of employment and (ii) in the event of such a termination, must generally exercise an incentive stock option within three months after such termination. When a participant sells the common stock received upon exercise of an incentive stock option more than one year after exercise and more than two years after the date of grant of such incentive stock option, he or she will normally recognize long-term capital gain or loss equal to the difference, if any, between the sale price of such shares at such time and the exercise price. If the participant disposes of such shares before such periods end the participant will recognize ordinary compensation income equal to the lesser of (i) the difference, if any, between the fair market value of such shares on the date of exercise and the exercise price, and (ii) the difference, if any, between the sale price and the exercise price. Any other gain or loss on such sale (in addition to the ordinary income mentioned above), will normally be capital gain or loss. The tax basis of such shares to the participant, for purposes of computing such other gain or loss, should be equal to the exercise price paid (plus the amount includable in his gross income as compensation, if any).

The inclusion of SARs with a nonqualified stock option or an incentive stock option will normally not result in taxable income to the participant, and we will not be entitled to a deduction at that time. At the time of exercise, the participant will normally recognize ordinary compensation income in an amount equal to the cash and the fair market value of the common stock he or she receives to satisfy his or her SAR. The tax basis of any such shares received by the participant pursuant to a SAR should be equal to the amount includable in his gross income as compensation in respect of such shares, and the participant’s holding period therefore should normally commence on the day after the day on which he or she recognizes taxable income in respect of such shares.

A participant granted shares of restricted stock will not recognize taxable income at the time of grant and Discover will not be allowed a deduction for federal income tax purposes at that time. However, a participant granted such shares may elect to recognize taxable compensation in the year of the grant in an amount equal to the fair market value of the shares at the time of grant by filing a “Section 83(b) election” to such effect with us and the Internal Revenue Service within 30 days after the date of grant. If shares with respect to which a participant has made the above-described Section 83(b) election are forfeited, no deduction will be allowed to the participant with respect to such forfeiture. If a Section 83(b) election is not made, a participant granted shares of restricted stock will recognize taxable compensation in an amount equal to the fair market value of the shares at the time the shares first become transferable. Any dividends paid on shares of restricted stock prior to the date on which the participant recognizes taxable compensation with respect to the shares will be taxable to the participant as additional compensation rather than as ordinary dividends. Subject to the $1 million limit on the amount of compensation that can be deducted for payments to our senior officers, we will be allowed a deduction for federal income tax purposes at the time the holder of restricted stock recognizes taxable compensation equal to the amount of compensation recognized by such participant. A participant’s basis for shares of restricted stock will be the amount recognized as taxable compensation. A participant’s holding period for such shares will begin on the day after the date the participant recognizes taxable compensation with respect to the shares.

A person who has been granted a restricted stock unit award will not recognize taxable income on the date of grant and Discover will not be entitled to a deduction at that time. When the restricted stock unit award vests and shares are transferred to the holder, the holder will recognize ordinary income in an amount equal to the fair market value of the transferred shares at such time less any cash consideration which the holder paid for the shares, and Discover will be entitled to a corresponding deduction. Any gain or loss realized upon the holder’s sale or exchange of the shares will be treated as long-term or short-term capital gain or loss. The holder’s basis for the shares will be the amount recognized as taxable compensation plus any cash consideration which the holder paid for the shares. The holder’s holding period for the shares will begin on the day after the date the shares are transferred to the holder.

A participant to whom a performance grant award is made will not recognize taxable income at the time such award is made. The participant will recognize taxable income, however, at the time cash, common stock or other Discover securities or property is paid to the participant pursuant to such award, and the amount of such income will be the amount of such cash and the fair market value at such time of such shares or securities, or property. The tax basis of any such shares, securities or property received by the participant pursuant to a performance grant award should be equal to the amount includable in the participant’s gross income as compensation in respect of such shares, securities or property, and the holding period therefore should normally commence on the day following the date on which the participant recognizes taxable income in respect of such shares, securities or property. Any income equivalents paid to a recipient with respect to his or her performance grant award should generally be regarded for federal income tax purposes as compensation. A participant who receives a bonus stock award will recognize taxable income at the time the bonus stock is awarded.

Any compensation includable in the gross income of a recipient will be subject to appropriate federal income tax withholding.

The company for which a participant is performing services will generally be allowed to deduct amounts that are includable in the income of the participant as ordinary compensation income at the time such amounts are so includable, provided that the amounts qualify as reasonable compensation for personal services actually rendered.

The discussion set forth above is a brief overview of certain United States federal income tax consequences of awards made under the Incentive Plan. This overview should not be relied upon as being a complete description of the applicable United States federal income tax consequences. In addition, this overview does not address the state, local, foreign or other tax aspects of awards made under the Incentive Plan or the effect on such awards of guidance that may be issued by the United States Treasury under section 409A of the Internal Revenue Code.

Discover 401(k) Plan

Effective as of the time of spin-off, we expect to adopt a defined contribution retirement plan (the “Discover 401(k) Plan”) for our United States employees, including our executive officers, which will be structured with the intention of qualifying under section 401(a) of the Internal Revenue Code. Under the Discover 401(k) Plan, participants will be permitted to make pre-tax deferrals of up to the maximum allowable amount under the Internal Revenue Code. In addition, we will make matching contributions equal to 100% of the first $2,000 of eligible pre-tax employee contributions plus 50% of eligible pre-tax employee contributions in excess of $2,000, up to a limit of $6,100 per participant per year. Participants will be fully vested in their company match after three years of service, inclusive of service prior to the spin off.

Employee Stock Purchase Plan

Anticipated Plan Design. We expect to adopt, subject to the approval of our sole stockholder, an employee stock purchase plan (the “ESPP”) which will provide eligible employees with the opportunity to purchase Discover common stock at a discount of up to 15% on the date of purchase through payroll deductions. An eligible employee may not participate in the ESPP to the extent that participation would permit the eligible employee to purchase stock under all employee stock purchase plans of Discover and its subsidiaries in any calendar year in an amount which, in the aggregate, would exceed the statutory limit based on the fair market value of such stock, or if the participation would cause the eligible employee to own stock equaling 5% or more of the combined voting power or value of all classes of our stock.

Participation in the ESPP will be voluntary and dependent upon each eligible employee’s election to participate and his or her determination as to the level of payroll deductions, subject to the ESPP’s limits. Accordingly, future purchases under the ESPP are not determinable. It is expected that the ESPP will become effective on or about October 1, 2007. Eligible pay may be determined from time to time by our compensation committee. Participants continue to participate in the ESPP each year on the same basis unless the participant notifies Discover to the contrary.

It is anticipated that, unless a participant elects otherwise, cash dividends paid on common stock held in a participant’s account will be invested automatically in our common stock purchased at 100% of fair market value on the dividend payment date.

Certain Federal Income Tax Information. Set forth below is a general summary of certain federal income tax consequences to Discover and ESPP participants. The following discussion is general in nature and is not intended to be a complete analysis of all potential tax consequences.

The ESPP is intended to qualify as an “Employee Stock Purchase Plan” under Section 423 of the Code. Under Code Section 423, a participant who purchases common stock through the ESPP will not recognize any income, and the Company will not be entitled to a deduction for tax purposes, at the time of the purchase for the difference between the fair market value of the common stock at the time of purchase and the purchase price (i.e., the discount below fair market value). If a participant disposes of common stock purchased through the ESPP two or more years after the first day of the purchase right period or one year or more after the date the purchase right is exercised, which is the last day of the purchase right period, whichever is later, the participant will recognize compensation income equal to the lesser of (i) the amount by which the fair market value of the common stock when purchased exceeds the purchase price (i.e., the discount below fair market value), and (ii) the amount, if any, by which the common stock’s fair market value at the time of disposition exceeds the purchase price. The participant’s tax basis in the common stock will be increased by the amount recognized as compensation and any further gain recognized on the disposition will be treated as long-term capital gain or loss. In general, the Company will not be entitled to a deduction with respect to the disposition of stock described in this paragraph.

However, if the participant disposes of shares of common stock acquired under the plan within two years after the first day of the purchase right period or within one year after the date the purchase right is exercised, whichever is later, the participant will recognize compensation income, and the Company (or one of its affiliates) will be entitled to a deduction for tax purposes in an amount equal to the excess of the fair market value of the common stock on the last day of the purchase right period over the purchase price of the common stock under the ESPP. The participant’s tax basis in the shares disposed of will be increased by the amount recognized as compensation income. In addition, upon disposition of the common stock, the participant will recognize capital gain or loss equal to the difference between the price at which the common stock is disposed of and the cost basis of the common stock, as so increased. The Company will not be entitled to any deduction with respect to the amount recognized by the participant as capital gain.

Executive Severance Plan

Subject to, and, effective with, approval of the Discover Compensation Committee, we intend to establish and adopt a severance plan for the payment of certain benefits to senior executives, including our named executive officers, and certain other employees, upon termination of employment from Discover with respect to a change in control of Discover to ensure continuity of our management employees through periods of transition for the Company. The severance plan will apply to eligible executives and employees who, during the 24 months following or 6 months before a change in control of Discover, are involuntarily terminated, other than for “cause,” or terminated for good reason.

For executives with the position of senior vice president and above, including our named executive officers, we expect the plan will provide benefits similar to those described below:

•	A cash payment equal to the senior executive’s base pay plus the average of the cash bonuses paid to the executive for the preceding three years, multiplied by two (the “Severance Benefit”).

•	Cash payment equal to the premiums for continued health care coverage for 24 months of coverage.

•	All equity compensation awards that were made pursuant to our Omnibus Incentive Plan, including those that are performance based, will become fully vested and exercisable on the date of termination.

•	Out placement services for 24 months after termination.

Equity Grant

In connection with the distribution, and subject to the approval of our Compensation Committee, we expect to grant approximately $132,000,000 of Discover RSUs to our named executive officers as well as to a subset of the broader employee population on the first trading day following the date of the distribution. The following table contains the proposed Founder’s Grants for our named executive officers. The number of RSUs corresponding to these amounts will be determined by dividing the amount listed below by the average stock price of Discover on the first trading day following the date of the distribution. The RSUs granted to the named executive officers will vest in equal annual installments over four years from the date of grant. We do not anticipate making further equity awards to our senior management, including the named executive officers, in respect of 2007.

Named Executive Officer	Proposed Founder’s Grant ($)
David W. Nelms	$14,000,000
Roger C. Hochschild	$12,000,000
Roy A. Guthrie	$5,000,000
Diane E. Offereins	$5,000,000
Carlos Minetti	$5,000,000

OWNERSHIP OF OUR STOCK

The following table sets forth the anticipated beneficial ownership of our common stock immediately following the distribution date by (i) those that we expect to be the beneficial owners of more than five percent of the outstanding shares of Discover common stock immediately upon the distribution, (ii) each of our directors, director nominees and named executive officers, and (iii) all directors, director nominees and executive officers as a group, in each case based on (A) information available to us concerning ownership of Morgan Stanley common stock on April 15, 2007 and (B) the distribution ratio of one share of our common stock for every two shares of Morgan Stanley common stock. The mailing address of each of our directors and executive officers is c/o Discover Financial Services, 2500 Lake Cook Road, Riverwoods, Illinois 60015. As used in this information statement, “beneficial ownership” means that a person has, or may have within 60 days, the sole or shared power to vote or direct the voting of a security and/or the sole or shared investment power with respect to a security (i.e., the power to dispose or direct the disposition of a security). Following the distribution, holders of Morgan Stanley restricted stock units (RSUs) and options who are active employees of Discover at the time of distribution will have their Morgan Stanley RSUs and options converted into newly-issued Discover RSUs and options pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution RSUs and options. All other holders of Morgan Stanley RSUs and options will have their existing Morgan Stanley RSUs and options adjusted pursuant to a formula that is intended to preserve the “intrinsic” value of their pre-distribution RSUs and options.

Name and Address	Shares of Discover Common Stock to be Beneficially Owned		Morgan Stanley RSUs Subject to Conversion	Morgan Stanley Options Subject to Conversion	Percent of Discover Common Stock to be Outstanding(1)
State Street Bank and Trust Company (State Street)(2) 225 Franklin Street, Boston, MA 02110	63,943,782		—	—	12.1%
Barclays Global Investors, N.A., and other reporting entities (Barclays)(3) 45 Fremont Street, San Francisco, CA 94105	32,221,319		—	—	6.1%
Dennis D. Dammerman	—		—	—	*
David W. Nelms	172,371		205,228	297,557	*
Roger C. Hochschild	1,649		169,044	196,086	*
Roy A. Guthrie	452		25,618	16,862	*
Diane E. Offereins	433		95,026	107,850	*
Carlos Minetti	5,383		127,403	127,338	*
Jeffrey S. Aronin	—		—	—	*
Mary K. Bush	—		—	—	*
Robert M. Devlin	352	(4)	—	—	*
David H. Komansky	—		—	—	*
Philip A. Laskawy	—		—	—	*
Michael L. Rankowitz	4,025		—	—	*
Lawrence A. Weinbach	—		—	—	*
All directors, director nominees and executive officers as a group (18 persons)	204,707		811,611	942,930	*

*	Represents beneficial ownership of less than 1%.
(1)	Percentages calculated based upon 526,965,282 shares of Discover common stock outstanding immediately following the distribution, which represents the Morgan Stanley common stock outstanding as of March 31, 2007 multiplied by the distribution ratio. This number does not give effect to the number additional shares of Discover common stock that will result from the conversion of Morgan Stanley RSUs and options held by active employees of Discover at the time of distribution, as this number cannot be determined until after the distribution.

(2)	Based on a Schedule 13G Information Statement filed February 12, 2007 by State Street, acting in various fiduciary capacities. The Schedule 13G discloses that State Street had sole voting power as to 47,230,411 shares, shared voting power as to 80,657,153 shares and shared dispositive power as to 127,887,564 shares, in each case of Morgan Stanley common stock; that shares held by State Street on behalf of (i) a trust that holds shares of Morgan Stanley common stock underlying stock units awarded to employees under several of Morgan Stanley’s equity-based plans and (ii) a Morgan Stanley-sponsored equity-based compensation program amounted to 7.6% of Morgan Stanley common stock as of December 31, 2006; and that State Street disclaimed beneficial ownership of all shares reported therein.
(3)	Based on a Schedule 13G Information Statement filed January 23, 2007 (dated January 31, 2007) by Barclays Global Investors, N.A., Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Trust and Banking Company Limited, and Barclay’s Global Investors Japan Limited. In the Schedule 13G, the reporting entities do not affirm the existence of a group. The Schedule 13G discloses that the reporting entities, taken as a whole, had sole voting power as to 56,284,434 shares and sole dispositive power as to 64,442,639 shares and did not have shared power as to any shares, in each case of Morgan Stanley common stock. This Information Statement states that Barclays beneficially owned 6.15% of Morgan Stanley common stock on December 31, 2006.
(4)	Shares held by the Devlin Foundation, of which Mr. Devlin’s wife is president.

DESCRIPTION OF CAPITAL STOCK

We have provided below a summary description of our capital stock. This description is not complete, and is qualified in its entirety by the full text of our amended and restated certificate of incorporation and bylaws, which will be filed as exhibits to the registration statement into which this information statement is incorporated. You should read the full text of our amended and restated certificate of incorporation and bylaws, as well as the provisions of applicable Delaware law.

General

Upon the completion of the distribution, we will be authorized to issue 2,000,000,000 shares of common stock, par value $0.01 per share, and 200,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of common stock are not entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock.

Dividends. Holders of common stock will share equally on a pro rata basis in any dividends as may be declared by our board of directors out of funds legally available for that purpose, subject to any preferential rights of holders of any outstanding shares of preferred stock and any other class or series of stock having preference over the common stock as to dividends.

Other Rights. Upon voluntary or involuntary liquidation, dissolution or winding up of our company, after payment in full of the amounts required to be paid to creditors and holders of any preferred stock that may be then outstanding, all holders of common stock are entitled to share equally on a pro rata basis in all remaining assets.

No shares of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock or other securities of our company. There are no other subscription rights or conversion rights, and there are no sinking fund provisions applicable to our common stock.

Upon completion of the distribution, all the outstanding shares of common stock will be validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without action by our stockholders, to designate and issue our preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of our preferred stock upon the rights of holders of our common stock until our board of directors determines the specific rights of the holders of our preferred stock. However, the effects might include, among other things:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing the liquidation rights of our common stock; or

•	delaying or preventing a change in control of our company without further action by our stockholders.

At the closing of the distribution, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors shall consist of such number of directors as may be prescribed in our amended and restated bylaws. Each director shall be elected to our board of directors at each annual meeting by a majority of the votes cast with respect to such director and shall hold office for a term expiring at the next annual meeting of stockholders, with each director to hold office until his or her successor has been duly elected and qualified. A “majority of the votes cast” means that the number of votes cast “for” a director exceeds the number of votes cast “against” that director. All vacancies on the board of directors, including those created by an increase in the size of our board of directors, shall be filled solely by vote of the remaining directors, even if less than a quorum.

Any director may be removed from office at any time, whether with or without cause.

Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer or merger;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions also are designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Stockholder Action by Written Consent

Subject to the rights of holders of any series of preferred stock, any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting.

Amendments to our Governing Documents

The amendment of any provision of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders. Any amendment to our bylaws requires the approval of either a majority of our board of directors or holders of at least 80% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors.

Stockholder Meetings

Our amended and restated bylaws provide that special meetings of our stockholders may be called only by our secretary at the direction of and pursuant to a resolution of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors.

Delaware Anti-Takeover Law

Our amended and restated certificate of incorporation does not exempt us from the application of Section 203 of the Delaware General Corporation Law, an anti-takeover law.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. This may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of our common stock.

No Cumulative Voting

Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Undesignated Preferred Stock

The authorization of our undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

New York Stock Exchange Listing

Our common stock has been authorized for listing on the New York Stock Exchange under the symbol “DFS.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Morgan Stanley has historically performed many corporate functions for us. Also, in connection with the distribution, we will enter into certain other agreements with Morgan Stanley to define our ongoing relationship with Morgan Stanley after the distribution. These other agreements will define responsibility for obligations arising before and after the distribution date, including obligations relating to our employees, certain transition services and taxes. See “Arrangements Between Us and Morgan Stanley.”

Certain of our officers and employees have received extensions of credit from Morgan Stanley or us in connection with mortgage loans, credit card transactions and lines of credit. The extensions of credit were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the lender and did not involve more than normal risk of collectibility or present other unfavorable terms.

Morgan Stanley offers mortgage products to the public and provides its employees and certain individuals a discount on select mortgage loan origination fees. Since December 1, 2003, three of our executive officers have received extensions of credit from Morgan Stanley. The extensions of credit to our executive officers all were sold by Morgan Stanley in the ordinary course of business to unaffiliated third parties. The information below covers the period before the applicable date of sale. Diane E. Offereins had a home equity line of credit bearing interest at the prime rate minus 0.50%, which was sold in November 2005. From December 1, 2003 until its sale, the largest amount of principal outstanding on this line was $149,000. Carlos Minetti had a mortgage loan bearing interest at 3.875%, which was sold in June 2004. From December 1, 2003 until its sale, the largest amount of principal outstanding on this loan was $324,000. Kathryn McNamara Corley had two mortgage loans bearing interest at 4.75% and 6.625%, which were sold in February 2004 and December 2006, respectively. From December 1, 2003 until their sale, the largest amounts of principal outstanding on the mortgage loans were $350,000 and $417,000, respectively. These extensions of credit were made in the ordinary course of business on substantially the same terms (other than employee discounts on origination fees referred to above), including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the lender and did not involve more than normal risk of collectibility or other unfavorable terms.

In his capacity as senior advisor of Morgan Stanley, Mr. Rankowitz has received payments of approximately $200,000 in the aggregate.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitation of Liability of Directors

Our amended and restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability:

•	for any breach of their duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law relating to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitation of liability does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation provides that each person who was or is a director or officer shall be indemnified to the fullest extent permitted by Delaware law, including those circumstances in which indemnification would otherwise be discretionary, and requires that we advance expenses to our officers and directors as incurred in connection with proceedings against them for which they may be indemnified.

We intend to obtain directors and officers liability insurance for the benefit of our directors and officers.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement, of which this information statement constitutes a part, under the Exchange Act with respect to our common stock being received by holders of Morgan Stanley common stock in the distribution. This information statement does not contain all of the information set forth in the registration statement. For further information with respect to our business and our common stock being received by holders of Morgan Stanley common stock in the distribution, please refer to the registration statement. While we have provided a summary of the material terms of certain agreements and other documents, the summary does not describe all of the details of the agreements and other documents. In each instance where a copy of an agreement or other document has been filed as an exhibit to the registration statement, please refer to the registration statement. Each statement in this information statement regarding an agreement or other document is qualified in all respects by such exhibit. You may read and copy all or any portion of the registration statement at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, such as Morgan Stanley and Discover, that file electronically with the SEC. Upon effectiveness of our registration statement on Form 10 of which this information statement forms a part, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website.

We intend to furnish our stockholders with annual reports containing consolidated financial statements (beginning with the year ending November 30, 2007) audited, and with an opinion expressed by, an independent registered public accounting firm.

You should rely only on the information contained in this information statement and other documents referred to in this information statement. Neither we nor Morgan Stanley has authorized anyone to provide you with information that is different. This information statement is being furnished by Morgan Stanley solely to provide information to Morgan Stanley stockholders who will receive Discover common stock in the distribution. It is not, and it is not to be construed as, an inducement or encouragement to buy or sell any securities of Morgan Stanley or Discover. We and Morgan Stanley believe that the information presented herein is accurate as of the date hereof. Changes will occur after the date of this information statement, and neither we nor Morgan Stanley will update the information except to the extent required in the normal course of our respective public disclosure practices and as required pursuant to the federal securities laws.

GLOSSARY OF SELECTED TERMINOLOGY

Account seasoning—Refers to the length of time an account relationship has been in existence, without regard to any related loan balance. In contrast, aging refers to the length of time a receivable balance has been in existence.

Accrued interest receivable—Accrued interest receivable represents interest earned but not yet billed to cardmembers’ accounts. Accrued interest receivable applicable to owned loans is presented on the face of our combined statements of financial condition. Accrued interest receivable related to securitized loans is included in amounts due from asset securitization and is a component of securitized loans. See also “Securitized loans.”

Acquirer interchange—A fee paid by a merchant acquirer to our network to compensate us for network operating and other costs. We earn income, recognized as acquirer interchange revenue, on all Discover Network transactions made by cardholders at merchants that have entered into contractual arrangements to accept Discover Network cards with third-party merchant acquirers.

Active account—A credit card account with a debit or credit balance, monetary transaction or authorization in the current billing period.

Affinity card—A credit card issued by a financial institution in conjunction with an organization or special interest group.

Asset securitization—A funding mechanism in which a pool of financial assets, such as credit card loan receivables, is transferred to a trust. Interests in the trust, commonly referred to as asset-backed securities, are issued and sold to investors. The trust uses the proceeds from the issuance of asset-backed securities to pay the purchase price for the transferred loan receivables. The cash flows from the credit card loan receivables are used to pay interest and principal on the securities and to reimburse other costs on the securities issued by the trust. Asset securitizations that qualify for sale accounting treatment, as our securitizations do, have the effect of removing the credit card loan receivables from the combined statements of financial condition. Also, portions of interest income, provision for loan losses and certain components of other income related to the transferred loans are no longer reported in our statements of income; however, they remain significant factors in determining securitization income we receive on our retained beneficial interests in those transactions, which is reported in other income.

Balance transfer—The use of a cardholder’s available credit on their credit card account to pay a balance, in whole or in part, on a credit card account with another financial institution for which a balance transfer fee may be assessed on the cardholder’s account.

Brokered deposits—Bank deposits, such as certificates of deposit, sourced by third parties or brokers who receive a commission.

Card issuing entity—A financial institution that issues credit, debit or prepaid cards to cardholders.

Cardholder—A generic term that refers to the individual owner or authorized user of a debit, credit or prepaid account, regardless of the issuer. Includes holders of Discover Network cards issued by third parties.

Cardmember—The owner of a credit, debit or prepaid account issued by us.

Credit card loan receivables—Represents the outstanding amount due from cardmembers for charges made on their credit cards as well as any unpaid billed finance charges and card-related fees.

Discount revenue—A fee paid by a merchant either to a merchant acquirer or network operator in exchange for the benefits of card acceptance (commonly referred to as merchant discount). We earn discount revenue for transactions made by cardholders using Discover Network cards at merchants with whom we have an acquirer relationship. The discount revenue is generally deducted from our payment to the merchant to settle cardholder purchase activity.

Excess spread—The interest and other revenue earned on securitized loans less certain costs, including loan losses on those receivables, servicing fees, credit enhancement fees and the interest paid to investors in the asset-backed securities; also referred to as excess servicing fees.

FICO score—A credit score developed by Fair Isaac & Co. that is widely used as a means of evaluating the likelihood that credit users will pay their debt obligations. A FICO score of 660 or below is one of a number of credit risk characteristics considered by U.S. banking regulators as illustrative of a subprime borrower.

Fraud losses—Charge-offs of fraudulently originated account transactions, net of amounts recovered.

Interest-only strip receivable—A retained interest recognized by us upon the securitization of credit card receivables. The interest-only strip receivable represents the estimated fair value of our rights to certain excess cash flows allocated to securitized loans that remain after the reimbursement of securitization transaction costs, specifically the contractual rate of return paid to investors for their interests in the transactions, the payment of servicing fees to us and the reimbursement to the trust for credit losses (i.e., the excess spread).

Issuer interchange—A fee paid to a card issuing entity as compensation for risk and operating costs. We earn income, recognized as interchange revenue, on all transactions made by cardmembers using cards issued by us on the Visa and MasterCard networks in the United Kingdom. We recognize an obligation to pay interchange to card issuing entities that have entered into contractual arrangements with us to issue Discover Network cards.

Late fee—A fee which may be assessed on a cardmember’s account when the minimum payment due is not received by the payment due date.

Loan losses—Also referred to as credit losses. Net amounts written-off as a result of failure by cardmembers to repay amounts owed on their accounts. The allowance for loan losses reported on the combined statements of financial condition is management’s estimate of the amount of probable loan losses inherent in the loan portfolio. The provision for loan losses reported on the combined statements of income reflects the cumulative adjustments made in the period to establish and maintain the allowance for loan losses at the appropriate level.

Managed loans—Loans reported on our combined statements of financial condition in accordance with GAAP (“owned loans”), as well as loan receivables that have been securitized (“securitized loans”). See also “Owned loans” and “Securitized loans.”

Merchant acquirer—An entity that solicits and signs up merchants to accept payment cards. The merchant acquirer arranges for payment processing services for the merchant. See also “Discount revenue.”

Nonaccruing loans—Cardmember loans that are not currently accruing interest. We stop accruing interest on loans after receiving notice of cardmember bankruptcy or death, as well as on fraudulent transactions. We may also stop accruing interest on loans to assist cardmembers who have experienced financial difficulties in repaying loan balances.

Overlimit fee—A fee which may be assessed on a cardmember’s account when the pre-established credit limit is exceeded.

Owned loans—Represents loan receivables that have not been securitized and which are therefore still recorded on our combined statements of financial condition. Owned loans reflect our on-balance sheet loan portfolio and loans held for sale, and include the undivided seller’s interest we retain in securitized loans. See also “Securitized loans.”

Payment cards—Includes all credit cards, debit cards and prepaid cards.

PIN-based payment—A debit transaction at any automated teller machine or merchant point-of-sale (“POS”) terminal where a cardholder must enter a personal identification number (“PIN”) to complete the transaction.

Prepaid cards—Prepaid financial instruments, including gift cards and reloadable cards, which holders can use for purchasing goods and services.

Re-age—A re-aging adjusts the status of a cardmember’s account from past due to current where conforming partial payment of past due amounts has been received. Re-ages assist cardmembers who have experienced financial difficulties and who have demonstrated an ability and willingness to repay in order to cure their delinquency and return their accounts to current status. The granting of re-ages must comply with bank regulatory guidelines.

Revolving—When a cardholder does not pay a balance in full when due and the remaining balance is carried forward and subject to finance charges.

Sales volume—The dollar value of cardmembers’ purchase activity at merchants, net of returns.

Securitization income—Securitization income includes the gain on sale recognized at the time a new securitization transaction is executed, the impact of period-to-period changes in the valuation of the interest-only strip receivable and other retained interests, excess spread relating to the securitized loans and fees for the continued servicing of the securitized loans net of certain issuance costs. See also “Asset securitization.”

Securitized loans—The total of securitized loans is equal to asset-backed securities outstanding and the associated accrued interest receivable, which is a component of amounts due from asset securitization on our combined statements of financial condition. See also “Accrued interest receivable.”

Signature-based payment—Payment transactions in which the cardholder signs a sales receipt, as opposed to entering a PIN, to complete a transaction.

Switch fee—A fee paid by a financial institution for routing an ATM, POS or debit transaction over the PULSE switch. The switch refers to a cluster of servers and software that routes electronic transactions among terminals and processors that hold the cardholder’s account records.

Third-party issuer—An entity unrelated to us who issues credit, debit, prepaid or other card products that are accepted on the Discover Network.

Undivided seller’s interest—Represents the amount of receivables transferred by us to the trust in excess of the amount backing outstanding securities issued by the trust to investors. Because cardmember balances fluctuate daily, the retention of a seller’s interest is necessary to ensure the total balance of loans held by the trust remains sufficient to support the investor securities throughout the revolving period of a securitization.

I NDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Morgan Stanley and Stockholder of

Discover Financial Services

We have audited the accompanying combined statements of financial condition of Discover Financial Services (the “Company”), consisting of certain entities and accounts under the common ownership of Morgan Stanley, as of November 30, 2006 and 2005, and the related combined statements of income, changes in stockholder’s equity, and cash flows for each of the three years in the period ended November 30, 2006. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Company at November 30, 2006 and 2005, and the combined results of its operations and its cash flows for each of the three years in the period ended November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the combined financial statements, the Company is comprised of the Discover segment of Morgan Stanley. The combined financial statements also include allocations from Morgan Stanley. The allocations may not be indicative of the conditions that would have existed or the results of operations had the Company operated as an independent entity apart from Morgan Stanley.

Chicago, Illinois

March 22, 2007 (May 16, 2007 as to the reclassification discussed in Note 26)

Discover Financial Services

Combined Statements of Financial Condition

	November 30, 2006	November 30, 2005
	(dollars in thousands)
Assets
Cash and due from banks	$334,035	$292,453
Federal Funds sold	525,000	250,000
Commercial paper	15,322	13,029

Cash and cash equivalents	874,357	555,482
Interest earning deposits in other banks	—	1,688

Investment securities:
Available-for-sale (amortized cost of $2,000 at November 30, 2006 and 2005)	2,314	2,362
Held-to-maturity (fair value $82,241 and $14,261 at November 30, 2006 and 2005, respectively)	82,097	14,357
Loan receivables:
Loans held for sale	1,056,380	3,128,540
Loan portfolio:
Credit card	22,535,181	19,370,520
Commercial loans	59,089	—
Other consumer loans	92,100	304,106

Total loan portfolio	22,686,370	19,674,626

Total loan receivables	23,742,750	22,803,166
Allowance for loan losses	(832,483)	(838,848)

Net loan receivables	22,910,267	21,964,318
Accrued interest receivable	123,955	127,240
Amounts due from asset securitization	3,169,895	2,784,852
Premises and equipment, net	660,900	624,525
Goodwill	533,728	255,421
Intangible assets, net	201,177	66,623
Other assets	508,552	547,055

Total assets	$29,067,242	$26,943,923

Liabilities and Stockholder’s Equity

Deposits:
Interest bearing deposit accounts	$13,238,827	$15,966,826
Non-interest bearing deposit accounts	105,032	98,806

Total deposits	13,343,859	16,065,632
Short-term borrowings:
Short-term borrowings from Morgan Stanley	6,639,678	3,773,060
Term Federal Funds purchased	100,000	—

Total short-term borrowings	6,739,678	3,773,060
Long-term borrowings:
Long-term borrowings from Morgan Stanley	1,251,662	606,796
Other long-term debt and bank notes .	255,916	256,949

Total long-term borrowings	1,507,578	863,745
Accrued interest payable	135,464	181,917
Accrued expenses and other liabilities	1,565,891	1,459,120

Total liabilities	23,292,470	22,343,474

Commitments, contingencies and guarantees (Note 20)

Stockholder’s Equity
Common stock ($100 par value; 50,000 shares authorized; 1,000 shares issued and outstanding in 2006 and 2005)	100	100
Paid-in capital	2,636,265	2,123,324
Retained earnings	3,008,421	2,431,805
Accumulated other comprehensive income	129,986	45,220

Total stockholder’s equity	5,774,772	4,600,449

Total liabilities and stockholder’s equity	$29,067,242	$26,943,923

See Notes to Combined Financial Statements.

Discover Financial Services

Combined Statements of Income

	For the Years Ended November 30,
	2006	2005	2004
	(dollars in thousands)
Interest income:
Consumer loans	$2,262,395	$2,045,437	$1,804,610
Commercial loans	88	—	—
Federal Funds sold	16,055	17,771	3,902
Commercial paper	693	428	188
Investment securities	3,028	680	743
Deposits in other banks	42	30	2
Other interest income	176,225	110,465	50,059

Total interest income	2,458,526	2,174,811	1,859,504

Interest expense:
Deposits	670,326	611,283	514,943
Short-term borrowings:
Short-term borrowings from Morgan Stanley	182,739	93,958	59,248
Other short-term borrowings	10,981	13,527	17,383

Total short-term borrowings	193,720	107,485	76,631
Long-term borrowings:
Long-term borrowings from Morgan Stanley	62,341	48,876	52,303
Other long-term debt and bank notes	13,653	8,835	3,745

Total long-term borrowings	75,994	57,711	56,048

Total interest expense	940,040	776,479	647,622

Net interest income	1,518,486	1,398,332	1,211,882
Provision for loan losses	755,637	878,486	925,549

Net interest income after provision for loan losses	762,849	519,846	286,333
Other income:
Securitization income	2,338,405	1,608,928	1,921,151
Loan fee income	369,449	338,169	318,153
Discount and interchange revenue	365,986	618,158	764,926
Insurance	188,160	168,791	145,728
Merchant fees	109,230	72,871	45,884
Transaction processing revenue	94,472	86,903	—
Other income	73,237	43,217	52,544

Total other income	3,538,939	2,937,037	3,248,386

Other expense:
Employee compensation and benefits	933,196	869,635	758,912
Marketing and business development	603,556	586,801	575,032
Information processing and communications	387,595	353,054	342,154
Professional fees	367,769	292,966	261,818
Premises and equipment	92,278	91,032	83,513
Other	335,089	339,139	294,383

Total other expense	2,719,483	2,532,627	2,315,812

Income before income tax expense	1,582,305	924,256	1,218,907
Income tax expense	505,689	346,341	442,654

Net income	$1,076,616	$577,915	$776,253

See Notes to Combined Financial Statements.

Discover Financial Services

Combined Statements of Changes in Stockholder’s Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
	(dollars in thousands)
Balance at November 30, 2003	$100	$2,042,357	$1,719,294	$47,534	$3,809,285

Comprehensive income:
Net income	—	—	776,253	—	776,253
Foreign currency translation (accumulated amount of $88,972 at November 30, 2004)	—	—	—	41,580	41,580
Net unrealized gains on investment securities	—	—	—	240	240

Other comprehensive income	—	—	—	—	41,820

Comprehensive income	—	—	—	—	818,073
Capital contribution from Morgan Stanley	—	35,648	—	—	35,648
Cash dividends paid to Morgan Stanley	—	—	(637,000)	—	(637,000)
Other	—	—	(4,657)	—	(4,657)

Balance at November 30, 2004	100	2,078,005	1,853,890	89, 354	4,021,349

Comprehensive income:
Net income	—	—	577,915	—	577,915
Foreign currency translation (accumulated amount of $45,229 at November 30, 2005)	—	—	—	(43,743)	(43,743)
Net unrealized losses on investment securities	—	—	—	(154)	(154)
Other	—	—	—	(237)	(237)

Other comprehensive loss	—	—	—	—	(44,134)

Comprehensive income	—	—	—	—	533,781
Capital contribution from Morgan Stanley	—	42,133			42,133
Other	—	3,186	—	—	3,186

Balance at November 30, 2005	100	2,123,324	2,431,805	45,220	4,600,449

Comprehensive income:
Net income	—	—	1,076,616	—	1,076,616
Foreign currency translation (accumulated amount of $129,984 at November 30, 2006)	—	—	—	84,755	84,755
Net unrealized losses on investment securities	—	—	—	(25)	(25)
Other	—	—	—	36	36

Other comprehensive income	—	—	—	—	84,766

Comprehensive income	—	—	—	—	1,161,382
Capital contribution from Morgan Stanley	—	512,941	—	—	512,941
Cash dividends paid to Morgan Stanley	—	—	(500,000)	—	(500,000)

Balance at November 30, 2006	$100	$2,636,265	$3,008,421	$129,986	$5,774,772

See Notes to Combined Financial Statements.

Discover Financial Services

Combined Statements of Cash Flows

	For the Years Ended November 30,
	2006	2005	2004
	(dollars in thousands)
Cash flows from operating activities
Net income	$1,076,616	$577,915	$776,253
Adjustments to reconcile net income to net cash provided by operating activities:
Gains on sale of mortgages and installment loans	(7,399)	(6,195)	(9,673)
Net principal disbursed on loans originated for sale	(207,659)	(115,901)	(202,832)
Proceeds from sale of loans originated for sale	213,545	124,739	245,592
Deferred income taxes	76,285	(43,608)	(25,367)
Depreciation and amortization on premises and equipment	113,169	112, 856	116,751
Other depreciation and amortization	109,629	101,455	76,379
Provision for loan losses	755,637	878,486	925,549
Amortization of deferred revenues	(26,150)	(28,998)	(31,951)
Changes in assets and liabilities:
(Increase) decrease in amounts due from asset securitizations	(377,273)	91,106	127,269
(Increase) decrease in other assets	(52,542)	(33,882)	106,548
Increase (decrease) in accrued expenses and other liabilities	46,929	(21,899)	(516,559)

Net cash provided by operating activities	1,720,787	1,636,074	1,587,959
Cash flows from investing activities
Net proceeds from (payments for):
Business and other acquisitions (net of cash received of $0 and $692, respectively)	(1,924,491)	(323,426)	—
Maturities of investment securities held-to-maturity	6,952	5,422	5,640
Purchases of investment securities held-to-maturity	(73,055)	(10,529)	(6,283)
Proceeds from securitization and sale of loans held for investment	8,949,961	7,324,055	3,714,735
Net principal disbursed on loans held for investment	(8,839,046)	(11,207,376)	(5,378,614)
Purchases of premises and equipment	(144,151)	(97,963)	(98,712)

Net cash used in investing activities	(2,023,830)	(4,309,817)	(1,763,234)
Cash flows from financing activities
Net increase (decrease) in short-term borrowings	3,258,908	(380,173)	(522,906)
Proceeds from issuance of long-term debt	638,691	—	340,879
Maturity of long-term debt and bank notes	(45,621)	(321,242)	(104,451)
Net (decrease) increase in deposits	(2,730,723)	3,127,611	645,012
Cash dividends paid to Morgan Stanley	(500,000)	—	(637,000)

Net cash provided by (used for) financing activities	621,255	2,426,196	(278,466)
Effect of exchange rate changes on cash and cash equivalents	663	(1,583)	3,496

Net increase (decrease) in cash and cash equivalents	318,875	(249,130)	(450,245)
Cash and cash equivalents, at beginning of year	555,482	804,612	1,254,857

Cash and cash equivalents, at end of year	$874,357	$555,482	$804,612

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for
Interest expense paid	$992,575	$710,748	$655,268

Income taxes, net of income tax refunds	$519,717	$437,158	$481,675

Non-cash transactions:
Capital contributions from Morgan Stanley	$512,941	$42,133	$35,648

Capitalized leases	$(1,153)	$4,203	$(4,337)

See Notes to Combined Financial Statements.

Discover Financial Services

Notes to Combined Financial Statements

1. Formation of the Company and Basis of Presentation

Distribution. On December 19, 2006, Morgan Stanley, a global financial services firm, announced that its Board of Directors had authorized the separation and distribution of its Discover segment (the “Company”) to the holders of Morgan Stanley common stock (the “Distribution”). Prior to the Distribution, the Discover segment comprises Discover Financial Services (formerly known as NOVUS Credit Services Inc.) (“DFS”), a wholly-owned subsidiary of Morgan Stanley, as well as certain other subsidiaries and assets related to credit card operations in the United Kingdom (“U.K.”) to be contributed or sold to the Discover segment by Morgan Stanley pursuant to a separation and distribution agreement to be entered into between the companies. DFS is a Delaware Corporation whose principal subsidiaries include Discover Financial Services LLC, a Delaware limited liability company headquartered in Riverwoods, Illinois, and two Delaware state-chartered banks, Discover Bank and Bank of New Castle, both of which are regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the Delaware State Bank Commissioner. Following the Distribution, Morgan Stanley and the Company will be independent, publicly-owned companies with separate boards of directors and management. The Distribution is subject to final approval by Morgan Stanley’s Board of Directors. The Distribution is expected to occur during the Company’s third fiscal quarter in 2007. Prior to the Distribution, a total of 50,000 shares of common stock of DFS was authorized with par value of $100 per share, and 1,000 shares were issued and outstanding. The Company expects to increase the number of shares and decrease the par value of its common stock to facilitate the Distribution.

Basis of Presentation. The combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), which require the Company to make estimates and assumptions that affect reported amounts in the combined financial statements and related disclosures. These estimates are based on information available as of the date of the combined financial statements. The Company believes that the estimates used in the preparation of the combined financial statements are reasonable. Actual results could differ from those estimates.

The accompanying combined financial statements were prepared in connection with the Distribution. These combined financial statements reflect the historical combined results of operations, financial condition and cash flows of the Morgan Stanley subsidiaries that comprised its Discover segment (as described in the preceding section) for the periods presented. The combined statements of income reflect intercompany expense allocations made to the Discover segment by Morgan Stanley for certain corporate functions such as treasury, financial control, human resources, internal audit, legal, investor relations and various other functions historically provided by Morgan Stanley. Where possible, these allocations were made on a specific identification basis. Otherwise, such expenses were allocated by Morgan Stanley based on relative percentages of headcount or some other basis depending on the nature of the cost that was allocated. These historical cost allocations may not be indicative of costs the Company will incur to obtain these same services as an independent entity. See Note 26: Related Party Transactions for further information on expenses allocated by Morgan Stanley. Prior to the Distribution from Morgan Stanley, the Company will enter into certain transitional services agreements with Morgan Stanley and its subsidiaries to obtain certain corporate services for a period of up to eighteen months at prices negotiated between the two companies. As a stand-alone entity, the Company expects to incur expenses that may not be comparable in future periods to what is reported for the historical periods presented in these combined financial statements.

These financial statements present the combined financial condition, results of operations and cash flows of the Company, which prior to the Distribution was under the common control and management of Morgan Stanley. The historical financial results in the combined financial statements presented may not be indicative of the results that would have been achieved had the Company operated as a separate, stand-alone entity during those periods. The combined financial statements presented do not reflect any changes that may occur in the financing and operations of the Company as a result of the Distribution. The Company is expected to have a capital structure different from the capital structure in the combined financial statements and accordingly, interest expense is not necessarily indicative of the interest expense that the Company would have incurred as a separate, independent company. However, management believes that the combined financial statements include all adjustments necessary for a fair presentation of the business. All intercompany balances and transactions of the Company have been eliminated.

Principles of Consolidation. The combined financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. However, the Company did not have a controlling financial interest in any entity other than its wholly-owned subsidiaries in the periods presented in the accompanying combined financial statements. It is also the Company’s policy to consolidate any variable interest entity for which the Company is the primary beneficiary, as required by Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51 (“FIN 46R”). However, the Company has determined that it was not the primary beneficiary of any variable interest entity in the periods presented in the accompanying combined financial statements. For investments in any entities in which the Company owns 50% or less of the outstanding voting stock but in which the Company has significant influence over operating and financial decisions, the Company applies the equity method of accounting. In cases where the Company’s investment is less than 20% and significant influence does not exist, such investments are carried at cost.

Whenever the Company securitizes credit card receivables, it does so using trusts that are considered to be qualifying special purpose entities (“QSPEs”) under Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, as amended (“Statement No. 140”). As QSPEs, these trusts are specifically exempted from the consolidation provisions of FIN 46R. Pursuant to the provisions of Statement No. 140 and FIN 46R, these QSPEs are not consolidated by or combined with the Company and are therefore excluded from the accompanying combined financial statements.

2. Description of Business

The Company is a leading credit card issuer and electronic payment services company. The Company’s business segments include U.S. Card, International Card and Third-Party Payments. The U.S. Card segment includes Discover Card-branded credit cards issued over the Discover Network and other consumer lending and deposit products offered through the Company’s Discover Bank subsidiary. The International Card segment includes credit cards and consumer lending products and services in the United Kingdom. The Third-Party Payments segment includes PULSE, an automated teller machine, debit and electronic funds transfer network and the Company’s third-party payments business. See Note 23: Segment Disclosures for additional information about the Company’s operating segments.

3. Summary of Significant Accounting Policies

Cash and Cash Equivalents. Cash and cash equivalents includes cash and due from banks, Federal Funds sold and commercial paper. Cash and due from banks is defined by the Company as cash on hand and on deposit with banks, including time deposits and other highly liquid investments with maturities of 90 days or less when purchased.

Investment Securities. Investment securities consist of U.S. Treasury obligations, mortgage-backed securities issued by government and government-sponsored agencies and state agency bonds, all of which have maturities of six months or more when purchased. Investment securities are classified based on management’s intent on the date of purchase. Investment securities which the Company has the positive intent and ability to hold to maturity are classified as held–to-maturity and are reported at amortized cost. All other investment securities are classified as available-for-sale, as the Company does not hold investment securities for trading purposes. Investment securities available-for-sale are reported at fair value with unrealized gains and losses, net of tax, reported as a component of accumulated other comprehensive income included in stockholder’s equity. The amortized cost, for both held-to-maturity and available-for–sale securities, is adjusted for amortization of premiums and accretion of discounts. Such amortization or accretion is included in interest income. The Company evaluates its unrealized loss positions for impairment in accordance with FASB Staff Position No. 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments. Realized gains and losses and other-than-temporary impairments related to investment securities are determined using the specific identification method and are reported in other income.

Retained Interests in Securitized Assets. The Company periodically transfers credit card loan receivables to asset securitization trusts. Securitized credit card loan receivables include outstanding principal, interest and fees. The Company’s securitization transactions are recognized as sales under Statement No. 140; accordingly, the Company removes securitized credit card receivables from its combined statements of financial condition. The Company may retain interests in the transferred financial assets in various forms including an undivided seller’s interest, accrued interest and fees on securitized credit card receivables (“accrued interest receivable”), cash collateral accounts, servicing rights and rights to certain excess cash flows remaining after payments to investors in the securitization trust of their contractual rate of return, the payment of servicing fees to the Company and reimbursement of credit card losses (“interest-only strip receivables”).

The Company includes its undivided seller’s interest within loan receivables in the combined statements of financial condition. A portion of the undivided seller’s interest will be reclassified as loans held for sale to the extent that new securitizations are expected to take place. Due to contractual requirements to hold minimum seller’s interest percentages under the securitization agreements, only a portion of the Company’s undivided seller’s interest can be classified as held for sale (also see Loans Held for Sale). The remaining retained interests are recorded on the combined statements of financial condition in amounts due from asset securitization at their estimated fair values. These other retained interests are accounted for as trading securities; accordingly, changes in the estimated fair values of these retained interests are recorded in securitization income. The Company does not recognize servicing assets or servicing liabilities for servicing rights since the servicing fee approximates just adequate compensation to the Company for performing the servicing.

Cash flows associated with the securitization of credit card receivables that were originated for investment are included in cash flows from investing activities. Cash flows related to credit card receivables transferred to the trust during the term of a securitization in order to maintain a constant level of investor interest in receivables are classified as operating cash flows, as those receivables are treated as being originated specifically for sale.

Loans Held for Sale. Loans held for sale includes the amount of credit card receivables necessary to support net new securitization transactions expected to take place in the next three months as well as mortgages that were originated with the intent to sell. Management believes its ability to reasonably forecast the amount of existing credit card receivables that should be reclassified as held for sale is limited to three months from the balance sheet date, as securitizations that occur beyond that point will involve a significant proportion of receivables that have not yet been originated, due to cardholder repayment behavior and the revolving nature of credit cards. In estimating the amount of credit card receivables that should be classified as held for sale, the Company considers its ability to access the securitization market given current market conditions, scheduled maturities of outstanding asset-backed securities, management’s targeted mix of funding sources used, and the relative availability of the Company’s other funding sources.

The amount of credit card receivables classified as held for sale is determined on a homogeneous portfolio basis, because the seller’s interest represents an undivided interest in each loan transferred to the securitization trust. In contrast, mortgages held for sale are classified on an individual loan basis since virtually all mortgages are sold shortly after origination. The Company includes its loans held for sale in loan receivables and carries these assets at the lower of aggregate cost or fair value. The par value of loans classified as held for sale in the combined statements of financial condition approximates their fair values as a result of the short-term nature of these assets. An allowance for loan losses does not apply to loans held for sale.

When credit card receivables that are classified as held for sale are securitized and beneficial interests are issued to third parties, loans held for sale is reduced, cash is received and amounts due from asset securitization is adjusted to reflect changes in the Company’s retained interests as applicable.

Loan Receivables. Loan receivables consist of credit card receivables and other loans and include loans classified as held for sale and loans classified as held for investment. Loans held for investment include credit card, commercial loans and other consumer loans. Credit card receivables include consumer credit card receivables and business credit card receivables. Business credit card receivables are presented in the combined financial statements and accompanying notes as commercial loans. Other consumer loans consist of mortgages and other consumer installment loans. Consumer and business credit card loan receivables are reported at their principal amounts outstanding and include uncollected billed interest and fees. Other consumer loans are reported at their principal amounts outstanding.

All new originations of credit card receivables (except for the amount of new receivables transferred to the trust during the term of a securitization to maintain a constant level of investor interest in receivables) are deemed to be held for investment at origination because management has the intent and ability to hold them for the foreseeable future. In determining the amount of loans held for investment, management makes judgments about the Company’s ability to fund these loans through means other than securitization, such as deposits and other borrowings, and considers the targeted mix of funding sources to be used. In determining what constitutes the foreseeable future, management considers the short average life and homogeneous nature of credit card receivables. In assessing whether loans can continue to be held for investment, management also considers capital levels and scheduled maturities of funding instruments used. Management believes that the assertion regarding its intent and ability to hold credit card loans for the foreseeable future can be made with a high degree of certainty given the maturity distribution of deposits and other on-balance sheet funding instruments, the historic ability to replace maturing deposits and other borrowings with new deposits or borrowings, and historic credit card payment activity. Due to the homogeneous nature of credit card receivables, loans are classified as held for investment on a portfolio basis. When a decision to securitize additional credit card receivables is made, to the extent necessary, loans held for investment will be reclassified as held for sale on a portfolio basis.

Cash flows associated with loans that are originated with the intent to sell are included in cash flows from operating activities. Cash flows associated with loans originated for investment are classified as investing cash flows, regardless of a subsequent change in intent.

Allowance for Loan Losses. The Company maintains an allowance for loan losses at a level that is adequate to absorb probable losses inherent in the loan portfolio. The allowance is evaluated quarterly for adequacy and is established through a charge to the provision for loan losses. Additions to the allowance are made through charges to the provision for loan losses and when reserves are acquired as part of business or portfolio acquisitions. Charge-offs are deducted from the allowance and subsequent recoveries increase the allowance.

The allowance for loan losses is applicable to the loan portfolio. In estimating net charge-offs inherent in the credit card loan portfolio, the Company uses an approach which utilizes a migration analysis of delinquent and current credit card receivables. A migration analysis is a technique used to estimate the likelihood that a loan receivable will progress through the various stages of delinquency to charge off. The migration analysis considers uncollectible principal, interest and fees reflected in loan receivables. In determining the proper level of the allowance for loan losses, management also considers factors that may impact loan loss experience, including current economic conditions, recent trends in delinquencies and bankruptcy filings, account collection management, policy changes, account seasoning, loan volume and amounts, payment rates and forecasting uncertainties.

The allowance for loan losses is applicable only to the Company’s owned loan portfolio and does not consider losses inherent in securitized loans. Net charge-offs related to securitized loans are absorbed by the securitization trusts pursuant to the terms of documents governing the securitization transactions, and as such, are not included in the Company’s allowance for loan losses but are reflected in the valuation of the interest-only strip receivable.

Delinquent Loans. The entire balance of an account is contractually past due if the minimum payment is not received by the specified date on the cardmember’s billing statement. Delinquency is reported on loans that are 30 or more days past due.

Credit card loans are charged-off at the end of the month during which an account becomes 180 days past due, except in the case of cardmember bankruptcies, probate accounts and fraudulent transactions. Cardmember bankruptcies and probate accounts are charged-off at the end of the month 60 days following the receipt of notification of the bankruptcy or death, but not later than the 180-day time frame described above. The Company’s charge-off policies comply with guidelines established by the Federal Financial Institutions Examination Council (“FFIEC”).

Fraudulent transactions are included in loan receivables. The receivables are adjusted to their net realizable value upon receipt of notification of the alleged or potential fraud through a charge to other expense and are subsequently written off at the end of the month 90 days following notification, but not later than the contractual 180-day time frame.

The practice of re-aging an account also may affect credit card loan delinquencies and charge-offs. A re-age is intended to assist delinquent cardmembers who have experienced financial difficulties but who demonstrate both an ability and willingness to repay. Accounts meeting specific criteria are re-aged when the Company and the cardmember agree on a temporary repayment schedule that may include concessionary terms. With re-aging, the outstanding balance of a delinquent account is returned to a current status. Cardmembers may also qualify for a workout re-age when either a longer term or permanent hardship exists. The Company’s re-age practices comply with FFIEC guidelines.

Premises and Equipment. Premises and equipment are stated at cost less accumulated depreciation and amortization, which is computed using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over a period of 39 years. The costs of leasehold improvements are capitalized and depreciated over the lesser of the remaining term of the lease or the asset’s estimated useful life, typically ten years. Furniture and fixtures are depreciated over a period of five to ten years. Equipment is depreciated over three to ten years. Capitalized leases, consisting of computers and processing equipment, are depreciated over three and six years, respectively. Maintenance and repairs are immediately expensed, while the costs of improvements are capitalized.

Purchased software and capitalized costs related to internally developed software are amortized over their useful lives of three to five years. Costs incurred during the application development stage related to internally developed software are capitalized in accordance with American Institute of Certified Public Accountants (“AICPA”) Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use (“SOP 98-1”). Pursuant to SOP 98-1, costs are expensed as incurred during the preliminary project stage and post implementation stage. Once the capitalization criteria of SOP 98-1 have been met, external direct costs incurred for materials and services used in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with the internal-use computer software project (to the extent those employees devoted time directly to the project); and interest costs incurred when developing computer software for internal use are capitalized. Amortization of capitalized costs begins when the software is ready for its intended use. Capitalized software is included in premises and equipment in the Company’s combined statements of financial condition. See Note 9: Premises and Equipment for further information about the Company’s premises and equipment.

Goodwill. Goodwill is recorded as part of the Company’s acquisitions of businesses when the purchase price exceeds the fair value of the net tangible and separately identifiable intangible assets acquired. The Company’s goodwill is not amortized, but rather is subject to an impairment test each year, or more often if conditions indicate impairment may have occurred, pursuant to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“Statement No. 142”). There was no impairment write-down of the Company’s goodwill in the years ended November 30, 2006 and 2005. The Company did not have any goodwill at November 30, 2004.

Intangible Assets. The Company’s amortizable intangible assets consist of acquired customer relationships and trade name intangibles. Acquired customer relationships include purchased credit cardholder relationships (“PCCRs”) and other customer relationships. All of the Company’s amortizable intangible assets are carried at net book value and are amortized over their estimated useful lives. The amortization periods approximate the periods over which the Company expects to generate future net cash inflows from the use of these assets. Accordingly, PCCRs and other customer relationships are amortized over a useful life of 15 years, and trade names are amortized over a useful life of 25 years. The Company’s policy is to amortize all intangibles in a manner that reflects the pattern in which the projected net cash inflows to the Company are expected to occur, as opposed to the straight-line basis. This method of amortization typically results in a greater portion of the intangible asset’s carrying value being amortized in the earlier years of the asset’s useful life.

All of the Company’s amortizable intangible assets, as well as other amortizable or depreciable long-lived assets such as premises and equipment, are subject to impairment testing in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“Statement No. 144”) when events or conditions indicate that the assets may not be fully recoverable. A test for recoverability is done by comparing the asset’s carrying value to the sum of the undiscounted future net cash inflows expected to be generated from the use of the asset over its remaining useful life. In accordance with Statement No. 144, impairment exists if the sum of the undiscounted expected future net cash inflows is less than the carrying amount of the asset. Impairment would result in a write-down of the asset to its estimated fair value. The estimated fair values of these assets are based on the discounted present value of the stream of future net cash inflows expected to be derived over their remaining useful lives. If an impairment write-down is recorded, the remaining useful life of the asset will be evaluated to determine whether revision of the remaining amortization or depreciation period is appropriate. There was no impairment write-down of any of the Company’s intangible assets nor of any of the Company’s other amortizable or depreciable long-lived assets for the years ended November 30, 2006, 2005 and 2004. The Company did not have any intangible assets at November 30, 2004.

Securitization Income. In accordance with Statement No. 140, when a new loan securitization transaction occurs, the Company recognizes a gain on the transfer of the loan receivables, the amount of which depends in part on the previous carrying amount of the assets involved in the transfer, allocated between the assets transferred and the retained interests based upon their relative fair values at the date of the transfer. An interest-only strip receivable is recorded in the combined statements of financial condition and represents the contractual right to receive interest and certain other revenue less certain costs, including charge-offs on securitized loans and the interest paid to investors in the securitization transactions (“the excess spread”) from the trust over the estimated life of the securitized loan receivables. The interest-only strip receivable is recorded at its estimated fair value with subsequent changes in fair value recorded in securitization income. The Company estimates the fair value of the interest-only strip receivable based on the present value of expected future cash flows using management’s best estimate of the key assumptions, including forecasted interest yield, loan losses and payment rates, the interest rate paid to investors and a discount rate commensurate with the risks involved. The recognition of securitization income from the actual net excess cash flows accrued is offset in part by the revaluation of the interest-only strip receivable such that the interest-only strip receivable reflects only future excess cash flows. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-20, Recognition of Interest Income and Impairment of Purchased and Retained Beneficial Interests in Securitized Financial Assets (“EITF Issue No. 99-20”), the interest component of cash flows attributable to the Company’s retained interests is recorded in other interest income. Also included in securitization income is the annual servicing fee the Company receives based on a percentage of the investor interest outstanding. The Company does not recognize servicing assets or servicing liabilities for servicing rights since the servicing fee approximates just adequate compensation to the Company for performing the servicing. In addition, for securitization transactions completed on or after November 3, 2004, the Company, in accordance with governing securitization documents, allocates portions of discount and interchange revenue to new securitization transactions, which is also recognized as securitization income. Securitization transaction costs are deferred and amortized to securitization income over the life of the related transactions.

Loan Interest and Fee Income. Interest on loans is comprised largely of interest on credit card loans and is recognized based upon the amount of loans outstanding and their contractual interest rate. Interest on loans is included in loan receivables when billed to the cardmember. The Company accrues unbilled interest revenue on a monthly basis from a cardmember’s billing cycle date to the end of the month. The Company applies an estimate of the percentage of loans that will revolve in the next cycle in the estimation of the accrued unbilled portion of interest revenue that is included in accrued interest receivable on the combined statements of financial condition. The Company also applies the same estimate in the valuation of the accrued interest on securitized loans that is included in amounts due from asset securitization.

The Company recognizes fees (except annual fees and certain product fees) on loan receivables in earnings as fees are assessed. Annual fees and certain product fees are recognized in revenue ratably over the periods to which they relate. Loan fee income consists of fees on credit card loans and includes annual, late, overlimit, balance transfer, returned check, cash advance and other miscellaneous fees and is reflected net of waivers. These fees are included in loan receivables when billed to credit card loans and accrued interest receivable when billed to other consumer loans. Pursuant to EITF Issue No. 92-5, Amortization Period for Net Deferred Credit Card Origination Costs, direct loan origination costs on credit card loans are deferred and amortized to consumer or commercial loan interest income on a straight-line basis over a one-year period. As of November 30, 2006 and 2005, the remaining unamortized deferred costs related to these items were $29.4 million and $22.1 million, respectively, and are recorded in loan receivables.

The Company accrues interest and fees on loan receivables until the loans are paid or charged-off, except in instances of cardmember bankruptcy, death or fraud, where no further interest and fee accruals occur following notification. The Company may, in connection with collection activities, place a loan on non-accrual status. When loan receivables are charged-off, unpaid accrued interest and fees are reversed against the income line items in which they were originally recorded in the combined statements of income. The Company considers uncollectible interest and fee revenues in assessing the adequacy of the allowance for loan losses.

Discount and Interchange Revenue. The Company earns discount revenue from fees charged to merchants with whom the Company has entered into a direct card acceptance agreement for processing cardmember purchase transactions. The Company earns acquirer interchange revenue from merchant acquirers on all Discover Network card transactions made by cardholders at merchants with whom merchant acquirers have entered into card acceptance agreements for processing cardholder purchase transactions. Discount revenue is deducted from the payment to the merchant and recorded in discount and interchange revenue at the time the cardmember charge transaction is captured.

Issuer interchange is a fee paid to the card-issuing entity as compensation for risk and other operating costs. In the United Kingdom, where the Company issues MasterCard and Visa branded cards, the Company earns interchange revenue from that network. Such fees are set by MasterCard and Visa and are based on cardmember sales volumes. Issuer interchange revenue is recognized as earned and recorded in discount and interchange revenue.

The Company also pays issuer interchange to third-party card issuers that have entered into contractual arrangements to use the Company’s proprietary merchant network. This cost is contractually established and is based on the card issuing entity’s transaction volume. It is recorded at the time the cardholder charge transaction is captured. The Company earns discount revenue or acquirer interchange from these transactions, net of the issuer interchange cost paid to the card issuing entity.

Cardmember Rewards. The Company offers its cardmembers various reward programs, including the Cashback Bonus reward program, pursuant to which the Company pays certain cardmembers a reward equal to a percentage of their purchase amounts based on the type and volume of the cardmember’s purchases. The liability for cardmember rewards, which is included in accrued expenses and other liabilities on the combined statements of financial condition, is estimated on an individual cardmember basis and is accumulated as qualified cardmembers make progress toward earning the reward through their ongoing purchase activity. In determining the appropriate liability for cardmember rewards, the Company estimates forfeitures of rewards accumulated but not redeemed based on historical account closure and charge-off experience and actual cardmember purchase activity. In accordance with EITF Issue No. 00-22, Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future, the Company recognizes cardmember rewards cost as a reduction of discount and interchange revenue. For the years ended November 30, 2006, 2005 and 2004, rewards costs amounted to $767.2 million, $659.3 million and $549.9 million, respectively. At November 30, 2006 and 2005, the liability for cardmember rewards, adjusted for estimated forfeitures, was $811.9 million and $694.9 million, respectively.

Transaction Processing Revenue. Transaction processing revenue represents fees charged to financial institutions and merchants for processing automated teller machine, debit and point-of-sale transactions over the PULSE Network. Transaction processing revenue is recognized in the combined statements of income at the time the transaction is processed.

Insurance (Credit Fee Products). The Company earns revenue related to fees received for marketing credit related ancillary products including insurance, debt deferment/debt cancellation contracts and credit protection services to cardmembers. The amount of revenue recorded is based on the terms of insurance policies and contracts with third-party providers. The Company does not retain any significant underwriting loss exposure. The Company recognizes this income over the policy or contract period as earned.

Advertising Costs. The Company expenses advertising costs as incurred. Television advertising costs are expensed in the period in which the advertising is first aired. Advertising costs are recorded in marketing and business development.

Share-based Compensation. Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. The cost associated with participation in these programs is allocated to the Company and reported in employee compensation and benefits expense. The Company’s compensation expense reflects the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“Statement No. 123R”) using the modified prospective approach as of December 1, 2004. Prior to the adoption of Statement No. 123R, Morgan Stanley had adopted the fair value method prospectively for awards granted on or after December 1, 2002, as permitted under the transition guidance of FASB Statement No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. For awards granted prior to December 1, 2002 (some of which remained unvested or unexercised in the periods presented in these financial statements), Morgan Stanley applied the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

Additionally, based on interpretive guidance related to Statement No. 123R, in the first quarter of 2006, Morgan Stanley changed its accounting policy for expensing the cost of anticipated 2006 year-end share-based awards that were granted to retirement-eligible employees in the first quarter of 2007. Effective December 1, 2005, Morgan Stanley began accruing the estimated cost of these awards over the course of the current year rather than expensing the awards on the date of grant.

For Morgan Stanley share-based compensation awards issued prior to the adoption of Statement No. 123R, Morgan Stanley’s accounting policy for awards granted to retirement-eligible employees was to recognize compensation cost over the service period specified in the award terms. Morgan Stanley accelerates any unrecognized compensation cost for such awards if and when a retirement-eligible employee leaves the Company. For Morgan Stanley share-based compensation awards made to retirement-eligible employees of the Company during the year ended November 30, 2005, compensation expense reflected the recognition of compensation expense for such awards on the date of grant.

Income Taxes. The Company’s taxable income has historically been included in the consolidated U.S. federal income tax return of Morgan Stanley and in returns filed by Morgan Stanley with certain state taxing jurisdictions. The Company’s income tax liability has been computed and presented in these statements as if it were a separate tax-paying entity in the periods presented. Federal and state taxes are remitted to Morgan Stanley pursuant to a tax sharing agreement between the companies.

Income tax expense is provided for using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates. See Note 18: Income Taxes for more information about the Company’s income taxes.

Financial Instruments Used for Asset and Liability Management. The Company enters into derivative financial instruments, specifically interest rate swaps, for non-trading purposes. The Company uses interest rate swaps to manage interest rate risk arising from interest bearing deposits. Through October 2006, derivative financial instruments were designated and qualified as fair value hedges in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“Statement No. 133”). Derivative contracts having positive net fair values at November 30, 2006 and 2005, inclusive of net accrued interest receipts or payments, are recorded in other assets. Derivative contracts with negative net fair values, inclusive of net accrued interest payments or receipts, are recorded in accrued expenses and other liabilities. With regard to such derivatives hedging interest bearing deposits, through October 2006, changes in both the fair value of the derivatives and the gains or losses on the hedged interest bearing deposits relating to the risk being hedged were recorded in interest expense and provided offset to one another. Ineffectiveness related to these fair value hedges, if any, was recorded in interest expense. To the extent that differences in notional amounts of the derivatives and hedged liabilities arose subsequent to the closing of the transactions, the hedge relationship was de-designated, with the change in the fair value of the derivatives recorded currently in other income. On November 1, 2006, the Company de-designated all of the derivatives which previously hedged interest bearing deposits and no longer accounts for them as fair value hedges. Beginning in November 2006, the basis adjustments to the fair value of the interest bearing deposits that arose from the previous hedge accounting are amortized to interest expense over the lives of the previously hedged interest bearing deposits using the effective yield method. Subsequent changes in the fair value of the interest rate swaps are recorded in other income.

For each interest rate swap agreement the Company entered into with the securitization trust to hedge a securitization transaction, the Company also entered into a mirror interest rate swap agreement with equal and offsetting terms. Net fair values of these agreements are recorded in other assets and accrued expenses and other liabilities, as applicable for positive and negative net fair values, respectively. Changes in the fair value of these interest rate agreements are recorded in earnings, netting to an effect of zero as a result of the offsetting positions. See Note 22: Fair Value of Financial Instruments for further discussion concerning derivative financial instruments.

Accumulated Other Comprehensive Income. In accordance with Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“Statement No. 130”), the Company records unrealized gains and losses on available-for-sale securities, certain pension adjustments and foreign currency translation adjustments in accumulated other comprehensive income on an after-tax basis. The Company presents accumulated other comprehensive income, net of tax, in its combined statements of changes in stockholder’s equity.

Translation of Foreign Currencies. The financial statements of the Company’s combined foreign subsidiaries have been translated into U.S. dollars in accordance with GAAP. Assets and liabilities have been translated using the exchange rate in effect at each year-end; income and expense amounts have been translated using the average exchange rate for the period in which the transactions occurred. The translation gains and losses resulting from the change in exchange rates have been reported as a component of accumulated other comprehensive income included in stockholder’s equity.

4. Recently Issued Accounting Pronouncements

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (“Statement No. 155”), which amends FASB Statement Nos. 133 and 140. Statement No. 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133, establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends Statement No. 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. Statement No. 155 is effective for the Company for all financial instruments acquired or issued on or after December 1, 2006. The adoption of Statement No. 155 did not have a material impact on the Company’s combined financial condition or results of operations.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140 (“Statement No. 156”). Statement No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. The standard permits an entity to subsequently measure each class of servicing assets or servicing liabilities at fair value and report changes in fair value in the statement of income in the period in which the changes occur. Statement No. 156 is effective for the Company as of December 1, 2006. The adoption of Statement No. 156 did not have a material impact on the Company’s combined financial condition, results of operations or cash flows.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for the Company as of December 1, 2007. The Company has not determined the potential impact of adopting FIN 48.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“Statement No. 157”). Statement No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Statement No. 157 is effective beginning an entity’s first fiscal year that begins after November 15, 2007, or upon early adoption of FASB Statement No. 159. Morgan Stanley early adopted FASB Statement No. 159 as of December 1, 2006, and, in effect adopted Statement No. 157 at the same time. Accordingly, the Company adopted Statement No. 157 on December 1, 2006. The adoption of Statement No. 157 did not have a material impact on the Company’s combined financial condition, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) (“Statement No. 158”). Statement No. 158 requires an employer to recognize the funded status of defined benefit pension and other postretirement benefit plans as an asset or liability. Statement No. 158 is effective for the Company as of November 30, 2007. Employees of the Company currently participate in Morgan Stanley’s pension and other postretirement plans. If Statement No. 158 were to be applied by Morgan Stanley as of November 30, 2006, based on a September 30, 2006 measurement date, the effect on Morgan Stanley’s consolidated statement of financial condition would be a pre-tax charge to its stockholder’s equity of $585 million. The allocable portion of that adjustment related to the Company would be a pre-tax charge to stockholder’s equity of approximately $56 million.

In September 2006, the SEC released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”).

SAB 108 permits the Company to adjust for the cumulative effect of errors relating to prior years in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not result in any adjustment to the Company’s combined financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“Statement No. 159”). Statement No. 159 permits entities to elect to measure certain assets and liabilities at fair value with changes in the fair values of those items (unrealized gains and losses) recognized in the statement of income for each reporting period. Under this Statement, fair value elections can be made on an instrument-by-instrument basis, are irrevocable, and can only be made upon specified election date events. In addition, new disclosure requirements apply with respect to instruments for which fair value measurement is elected. Morgan Stanley elected to early adopt Statement No. 159 as of December 1, 2006. The Company chose not to make any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159.

5. Business and Other Acquisitions

Liverpool Victoria. On May 13, 2006 and August 1, 2006, the Company acquired certain credit card assets in the United Kingdom from financial services company Liverpool Victoria. The aggregate acquisition price was approximately $178.5 million, which was paid in cash during the year ended November 30, 2006. The Company recorded purchased credit cardholder relationships (“PCCRs”) of $7.1 million in connection with the acquisition. The acquisition of the Liverpool Victoria portfolios, included within the International Card segment, was not significant to the Company’s combined results of operations or cash flows for the year ended November 30, 2006.

Goldfish. On February 17, 2006, the Company acquired the Goldfish credit card business in the United Kingdom from Lloyds TSB Group Plc. Since the acquisition date, the results of operations and cash flows of Goldfish have been included in the Company’s combined results of operations and cash flows within the International Card segment. The acquisition price was approximately $1.7 billion, which was funded from excess capital and was paid in cash during February 2006. The Company recorded goodwill of $246.3 million, PCCRs of $53.2 million and trade name intangibles of $69.1 million in connection with the acquisition. The pro forma impact of the acquisition of Goldfish was not significant to the Company’s combined results of operations or cash flows for the year ended November 30, 2006.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of the Goldfish acquisition (dollars in thousands):

At February 17, 2006(1)
Consumer loans	$1,304,074
Goodwill(2)	246,264
Amortizable intangible assets	122,294
Other assets	19,842

Total assets acquired	1,692,474
Total liabilities assumed	29,502

Net assets acquired	$1,662,972

(1)	The U.S. dollar amounts presented in the table above differ from amounts previously reported by Morgan Stanley. The amounts reported here reflect the foreign currency exchange rate as of the acquisition date rather than the quarter-end rate.
(2)	All of the goodwill acquired is expected to be deductible by the Company for income tax purposes.

PULSE. On January 12, 2005, the Company acquired PULSE EFT Association, a U.S.-based automated teller machine, debit and electronic funds transfer network currently serving banks, credit unions, and savings and other financial institutions. Since the acquisition date, the results of operations and cash flows of PULSE have been included in the Company’s combined results of operations and cash flows. PULSE is included within the Third-Party Payments segment. The acquisition price was $324.1 million, which was funded from excess capital and was paid in cash during the year ended November 30, 2005. The Company recorded goodwill of $255.4 million, other customer relationships of $69.4 million and trade name intangibles of $2.7 million in connection with the acquisition. The pro forma impact of the acquisition of PULSE was not significant to the Company’s combined results of operations or cash flows for the year ended November 30, 2005.

The following table summarizes the fair values of the assets acquired and the liabilities assumed at the date of the PULSE acquisition (dollars in thousands):

At January 12, 2005
Goodwill(1)	$255,421
Amortizable intangible assets	72,100
Other assets	54,797

Total assets acquired	382,318
Total liabilities assumed	58,200

Net assets acquired	$324,118

(1)	None of the goodwill acquired in the acquisition of PULSE is deductible by the Company for income tax purposes.

There were no acquisitions completed by the Company during the year ended November 30, 2004.

6. Investment Securities

The Company’s investment securities consist of the following (dollars in thousands):

	November 30,
	2006	2005
U.S. Treasury and other U.S. government agency obligations	$22,838	$11,065
States of the U.S. and political subdivisions	41,836	2,236
Other securities	19,737	3,418

Investment securities	$84,411	$16,719

The following table summarizes investment securities—held-to-maturity by type (dollars in thousands):

	Net Book Value	Unrealized Gains	Unrealized (Losses)	Fair Value
At November 30, 2006
Investment Securities—Held-to-Maturity
U.S. Treasury and other U.S. government agency obligations	$1,466	$—	$—	$1,466
State and political subdivisions of states	41,836	512	(462)	41,886
Mortgage-backed securities	21,372	144	(50)	21,466
Other debt securities	17,423	—	—	17,423

Total investment securities—held-to-maturity	$82,097	$656	$(512)	$82,241

At November 30, 2005
Investment Securities—Held-to-Maturity
U.S. Treasury and other U.S. government agency obligations	$1,225	$—	$—	$1,225
State and political subdivisions of states	2,236	—	—	2,236
Mortgage-backed securities	9,840	21	(117)	9,744
Other debt securities	1,056	—	—	1,056

Total investment securities—held-to-maturity	$14,357	$21	$(117)	$14,261

During the years ended November 30, 2006, 2005 and 2004, investment securities—held-to-maturity with state and political subdivisions of states incurred losses of $33 thousand, $3 thousand and $9 thousand (excluding any tax effects), respectively. These losses reflect the write-down of the bonds to net realizable value and are recorded in other income. There were no other impairment charges on held-to-maturity securities recorded in the years ended November 30, 2006, 2005 and 2004. At November 30, 2006, held-to-maturity securities with a net book value of $3.9 million were in a loss position for a period in excess of twelve months. At November 30, 2005, there were no held-to-maturity securities in a loss position in excess of twelve months. Management has determined that it has the intent and ability to hold these investments until maturity.

During the years ended November 30, 2006, 2005 and 2004, tax exempt income earned on investment securities of state and political subdivisions was $1.0 million, $33 thousand and $43 thousand, respectively. U.S. Treasury obligations held at the Federal Reserve Bank of Philadelphia at November 30, 2006, 2005 and 2004, of $1.5 million, $1.2 million and $1.4 million, respectively, were pledged securities to provide collateral for public deposits in excess of FDIC insurance limits.

Investment securities classified as available-for-sale consist of marketable equity securities, specifically stock, and are reported in the combined statements of financial condition at their fair values. Changes in the fair values are recognized in accumulated other comprehensive income. The following table summarizes investment securities available-for-sale (dollars in thousands):

	November 30,
	2006	2005	2004
Amortized cost	$2,000	$2,000	$2,000
Fair value	$2,314	$2,362	$2,603
Accumulated other comprehensive income, net of tax	$203	$228	$382
Dividend income (for the years ended November 30)	$180	$176	$163

Maturities and yields of investment securities at November 30, 2006 are provided in the tables below (dollars in thousands).

	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Held-to-maturity—Book Values
U.S. Treasury and other U.S. government agency obligations	$1,466	$—	$—	$—	$1,466
State and political subdivisions of states	—	—	—	41,836	41,836
Mortgage-backed securities	—	—	—	21,372	21,372
Other debt securities	3,171	9,380	3,431	1,441	17,423

Total investment securities—held-to-maturity	4,637	9,380	3,431	64,649	82,097
Available-for-sale
Equity securities	2,314	—	—	—	2,314

Total investment securities	$6,951	$9,380	$3,431	$64,649	$84,411

Held-to-maturity—Fair Values
U.S. Treasury and other U.S. government agency obligations	$1,466	$—	$—	$—	$1,466
State and political subdivisions of states	—	—	—	41,886	41,886
Mortgage-backed securities	—	—	—	21,466	21,466
Other debt securities	3,171	9,380	3,431	1,441	17,423

Total investment securities—held-to-maturity	4,637	9,380	3,431	64,793	82,241
Available-for-sale
Equity securities	2,314	—	—	—	2,314

Total investment securities	$6,951	$9,380	$3,431	$64,793	$84,555

	One Year or Less	After One Year Through Five Years	After Five Years Through Ten Years	After Ten Years	Total
Investment securities—held-to-maturity
U.S. Treasury and other U.S. government agency obligations	4.94%	—	—	—	4.94%
State and political subdivisions of states	—	—	—	4.73%	4.73%
Mortgage-backed securities	—	—	—	5.55%	5.55%
Other debt securities	6.79%	7.00%	6.68%	5.14%	6.74%
Total investment securities—held-to-maturity	6.21%	7.00%	6.68%	5.01%	5.38%
Investment securities—available-for-sale
Equity securities	7.78%	—	—	—	7.78%
Total investment securities	6.73%	7.00%	6.68%	5.01%	5.44%

The Company had no investment securities classified as trading during the years ended November 30, 2006 and 2005.

In 2005, the Company acquired investment securities held-to-maturity and available-for-sale of $6.8 million and $5.5 million, respectively, with the acquisition of the PULSE business. In that same year, the Company sold the investment securities at a net loss of $37 thousand. There were no other investment securities sold during the years ended November 30, 2006, 2005 and 2004.

7. Loan Receivables

Loan receivables consist of the following (dollars in thousands):

	November 30,
	2006	2005
Loans held for sale:
Domestic	$1,056,380	$2,437,060
International	—	691,480

Total loans held for sale	1,056,380	3,128,540
Loan portfolio:
Credit card
Domestic	19,582,675	18,000,766
International	2,952,506	1,369,754

Total credit card	22,535,181	19,370,520
Commercial loans
Domestic	59,089	—

Total commercial loans	59,089	—

Total credit card, including consumer and commercial	22,594,270	19,370,520
Other consumer loans
Domestic	92,100	173,480
International	—	130,626

Total other consumer loans	92,100	304,106

Total loan portfolio	22,686,370	19,674,626

Total loan receivables	23,742,750	22,803,166
Allowance for loan losses
Domestic	(703,917)	(795,722)
International	(128,566)	(43,126)

Total allowance for loan losses	(832,483)	(838,848)

Net loan receivables	$22,910,267	$21,964,318

The Company received net proceeds from loan sales, inclusive of net proceeds on credit card asset securitization transactions, of $9.1 billion, $7.4 billion and $4.0 billion in the years ended November 30, 2006, 2005 and 2004, respectively. For the years ended November 30, 2006, 2005 and 2004, proceeds from credit card asset securitizations were $8.7 billion, $7.2 billion and $3.7 billion, respectively; proceeds from other consumer loan sales were $0.4 billion, $0.2 billion and $0.3 billion, respectively. Other consumer loan sales were comprised of mortgage home loan sales, with the exception of $0.1 billion in installment loan sales during the year ended November 30, 2006.

Activity in the allowance for loan losses is as follows (dollars in thousands):

	For the Years Ended November 30,
	2006	2005	2004
Balance at beginning of year	$838,848	$942,721	$1,001,656
Additions:
Provision for loan losses	755,637	878,486	925,549
Reserves acquired	55,499	—	—
Deductions:
Charge-offs	(1,001,430)	(1,144,356)	(1,119,739)
Recoveries	174,484	166,447	131,556

Net charge-offs	(826,946)	(977,909)	(988,183)
Translation adjustments and other	9,445	(4,450)	3,699

Balance at end of year	$832,483	$838,848	$942,721

Information regarding net charge-offs of interest and fee revenues on credit card loans is as follows (dollars in thousands):

	For the Years Ended November 30,
	2006	2005	2004
Interest accrued subsequently charged off, net of recoveries (recorded as a reduction of interest income)	$195,695	$227,054	$233,243
Consumer fees accrued subsequently charged off, net of recoveries (recorded as a reduction to loan fee income)	$97,368	$121,791	$144,589

There was no charged-off interest or fees on commercial loans in any of the years presented.

Information regarding loan receivables that are over 90 days delinquent and accruing interest is as follows (dollars in thousands):

	November 30,
	2006	2005
Domestic	$244,669	$263,439
International	38,997	26,640

Total loans over 90 days delinquent and accruing interest	$283,666	$290,079

Information regarding loan receivables that are not accruing interest is as follows (dollars in thousands):

	November 30,
	2006	2005
Domestic	$110,486	$215,671
International(1)	143,435	57,428

Total loans not accruing interest	$253,921	$273,099

(1)	The increase in international loans not accruing interest in 2006 is due to the acquisition of Goldfish.

8. Credit Card Securitization Activities

The Company’s retained interests in credit card asset securitizations include undivided seller’s interests, accrued interest receivable on securitized credit card receivables, cash collateral accounts, servicing rights, the interest-only strip receivable and other retained interests. The undivided seller’s interests are reported in loan receivables. The Company’s undivided seller’s interests rank pari passu with investors’ interests in the securitization trusts. The remaining retained interests are subordinate to investors’ interests, and as such, may not be realized by the Company if needed to absorb deficiencies in cash flows that are allocated to the investors of the trusts. Accrued interest receivable and certain other subordinated retained interests are recorded in amounts due from asset securitization at amounts that approximate fair value. The Company receives annual servicing fees based on a percentage of the investor principal balance outstanding which are included in securitization income on the combined statements of income. The Company does not recognize servicing assets or servicing liabilities for servicing rights since the servicing fee approximates just adequate compensation to the Company for performing the servicing. The interest-only strip receivable and cash collateral accounts are recorded in amounts due from asset securitization and reflected at their estimated fair values. Changes in the fair value estimates are recorded in securitization income. At November 30, 2006, the Company had $12.7 billion of retained interests, including $9.4 billion of undivided seller’s interests in credit card asset securitizations. At November 30, 2005, the Company had $13.7 billion of retained interests, including $10.9 billion of undivided seller’s interest in credit card securitizations. The retained interests are subject to credit, payment and interest rate risks on the transferred credit card receivables. The investors and the securitization trusts have no recourse to the Company’s other assets for failure of cardmembers to pay when due.

The following table summarizes amounts due from asset securitizations (dollars in thousands):

	November 30,
	2006	2005
Cash collateral accounts	$1,816,003	$1,672,112
Accrued interest receivable	520,232	459,586
Interest-only strip receivable	337,752	182,926
Other subordinated retained interests	439,384	420,636
Other	56,524	49,592

Amounts due from asset securitization	$3,169,895	$2,784,852

During the years ended November 30, 2006, 2005 and 2004, the Company completed consumer credit card asset securitizations of $8.7 billion, $7.2 billion and $3.7 billion, respectively, and recognized a net revaluation of their subordinated retained interests, principally the interest-only strip receivable, of $159.4 million, ($78.5) million and ($8.0) million, respectively, in securitization income in the combined statements of income. Securitized consumer credit card loans outstanding at November 30, 2006 and 2005, were $26.7 billion and $24.4 billion, respectively.

Key economic assumptions used in measuring the interest-only strip receivable at the date of securitization that resulted from credit card securitizations completed were as follows:

	For the Years Ended November 30,
	2006	2005
Weighted average life (in months)	3.7 – 4.7	4.1 – 5.9
Payment rate (rate per month)	19.69% – 21.58%	18.52% – 21.14%
Principal charge-offs (rate per annum)	4.57% – 5.23%	5.60% – 6.00%
Discount rate (rate per annum)	11.00%	11.00% – 12.00%

Key economic assumptions and the sensitivity of the reported fair value of the interest-only strip receivable to immediate 10% and 20% adverse changes in those assumptions were as follows (dollars in millions):

	November 30,
	2006	2005
Interest-only receivable strip (carrying amount/fair value)	$338	$183
Weighted average life (in months)	4.4	4.3
Weighted average payment rate (rate per month)	21.44%	21.12%
Impact on fair value of 10% adverse change	$(27)	$(19)
Impact on fair value of 20% adverse change	$(50)	$(35)
Weighted average principal charge-offs (rate per annum)	4.48%	5.99%
Impact on fair value of 10% adverse change	$(39)	$(39)
Impact on fair value of 20% adverse change	$(78)	$(77)
Weighted average discount rate (rate per annum)	11.00%	11.00%
Impact on fair value of 10% adverse change	$(1)	$(1)
Impact on fair value of 20% adverse change	$(3)	$(2)

The sensitivity analysis in the table above is hypothetical and should be used with caution. Changes in fair value based on a 10% or 20% variation in an assumption generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the interest-only strip receivable is calculated independent of changes in any other assumption; in practice, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower payments and increased charge-offs), which might magnify or counteract the sensitivities. In addition, the sensitivity analysis does not consider any corrective action that the Company may take to mitigate the impact of any adverse changes in the key assumptions.

The table below summarizes certain cash flows received from the securitization master trusts (dollars in millions):

	For the Years Ended November 30,
	2006	2005	2004
Proceeds from new credit card securitizations	$8,727	$7,231	$3,710
Proceeds from collections reinvested in previous credit card securitizations	$60,947	$54,947	$61,583
Contractual servicing fees received	$536	$558	$596
Cash flows received from retained interests	$2,336	$2,291	$1,845

The table below presents quantitative information about delinquencies, net principal charge-offs and components of managed credit card loans, including securitized loans (dollars in millions):

	November 30, 2006		For the Year Ended November 30, 2006
	Loans Outstanding	Loans Delinquent	Average Loans	Net Principal Charge-offs
Managed credit card loans	$50,350	$1,763	$48,216	$1,967
Less: Securitized credit card loans	26,703	1,003	26,560	1,146

Owned credit card loans	$23,647	$760	$21,656	$821

	November 30, 2005		For the Year Ended November 30, 2005
	Loans Outstanding	Loans Delinquent	Average Loans	Net Principal Charge-offs
Managed credit card loans	$46,936	$1,867	$47,330	$2,476
Less: Securitized credit card loans	24,440	1,036	27,399	1,512

Owned credit card loans	$22,496	$831	$19,931	$964

9. Premises and Equipment

A summary of premises and equipment is as follows (dollars in thousands):

	November 30,
	2006	2005
Land	$44,531	$44,370
Buildings and improvements	525,900	514,592
Capitalized equipment leases	7,924	9,774
Furniture, fixtures and equipment	411,178	422,445
Software	275,441	178,148

Premises and equipment	1,264,974	1,169,329
Less: Accumulated depreciation	(454,425)	(420,035)
Less: Accumulated amortization of software	(149,649)	(124,769)

Premises and equipment, net	$660,900	$624,525

Depreciation expense, including amortization of assets recorded under capital leases, was $87.0 million, $90.3 million and $92.7 million for the years ended November 30, 2006, 2005 and 2004, respectively. Amortization expense on capitalized software was $26.2 million, $22.6 million and $24.1 million for the years ended November 30, 2006, 2005 and 2004, respectively.

The Company has premises and equipment located in the United Kingdom with net book values of $67.8 million and $30.2 million at November 30, 2006 and 2005, respectively. The Company’s remaining premises and equipment are located in the United States.

10. Goodwill

Goodwill was recognized by the Company upon its acquisitions of both PULSE and Goldfish. See Note 5: Business and Other Acquisitions for further detail on the recognition of goodwill as part of those acquisitions.

The following table presents changes to goodwill by segment (dollars in thousands):

	U.S. Card	International Card	Third-Party Payments	Total
December 1, 2004	$—	$—	$—	$—
Acquisitions	—	—	255,421	255,421

November 30, 2005	$—	$—	$255,421	$255,421
Acquisitions	—	246,264	—	246,264
Translation adjustments	—	32,043	—	32,043

November 30, 2006	$—	$278,307	$255,421	$533,728

11. Other Intangible Assets

The Company’s amortizable intangible assets consist primarily of acquired customer relationships and trade name intangibles recognized in the acquisitions of PULSE in January 2005 and the Goldfish credit card business in February 2006. Acquired customer relationships consist of PCCRs and other acquired customer relationships. PCCRs consist of the cardholder relationships acquired as part of the acquisitions of the Goldfish business and the Liverpool Victoria portfolios. Other acquired customer relationships consist of those relationships in existence between PULSE and the numerous financial institutions that participate in its network, as valued at the date of the Company’s acquisition of PULSE. See Note 5: Business and Other Acquisitions for further details on the recognition of other intangible assets as part of those acquisitions.

The following table summarizes the Company’s other intangible assets (dollars in thousands):

	November 30, 2006			November 30, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer relationships	$136,937	$13,851	$123,086	$69,400	$5,382	$64,018
Trade names	80,748	2,657	78,091	2,700	95	2,605

Intangible assets	$217,685	$16,508	$201,177	$72,100	$5,477	$66,623

Amortization expense related to the Company’s intangible assets was $11.0 million and $5.5 million for the years ended November 30, 2006 and 2005, respectively. The Company did not have any amortizable intangibles at November 30, 2004. Changes in foreign currency exchange rates increased the value of other intangible assets related to the Company’s U.K. business by approximately $16.2 million during the year ended November 30, 2006. The Company did not have any non-U.S. intangible assets at November 30, 2005.

The following table presents expected intangible asset amortization expense for the next five years based on intangible assets at November 30, 2006 (dollars in thousands):

Year	Amount
2007	$14,045
2008	$14,793
2009	$15,000
2010	$13,895
2011	$13,793

12. Deposits

The Company’s deposits consist of brokered and direct certificates of deposits, money market deposit accounts, and, to a lesser degree, deposits payable upon demand. All interest bearing deposit accounts are derived from the domestic operations. A summary of interest bearing deposit accounts is as follows (dollars in thousands):

	November 30,
	2006	2005
Certificates of deposit in amounts less than $100,000	$911,592	$1,138,199
Certificates of deposit in amounts of $100,000 or greater	9,393,755	14,033,299
Savings deposits, including money market deposit accounts	2,933,480	795,328

Total interest bearing deposits	$13,238,827	$15,966,826

Average annual interest rate	4.68%	4.34%

Money market deposit accounts include amounts obtained through the Bank Deposit Program operated by Morgan Stanley. At November 30, 2006, deposits generated through the Bank Deposit Program were $1.9 billion. See Note 26: Related Party Transactions for further information on this arrangement.

At November 30, 2006 and 2005, non-interest bearing deposit accounts included $28.7 million and $16.2 million, respectively, derived from the Company’s U.K. operations.

At November 30, 2006, certificates of deposit maturing over the next five years and thereafter were as follows (dollars in thousands):

Year	Amount
2007	$6,462,375
2008	$1,416,781
2009	$649,646
2010	$702,816
2011	$135,762
Thereafter	$937,967

13. Short-Term Borrowings

Borrowings from Morgan Stanley. Short-term borrowings from Morgan Stanley consist of notes payable to Morgan Stanley and Federal Funds purchased from Morgan Stanley Bank, an FDIC-regulated banking subsidiary of Morgan Stanley, with original maturities less than one year. The following table identifies the balances and weighted average interest rates on short-term borrowings outstanding from Morgan Stanley at year-end (dollars in thousands):

	November 30, 2006		November 30, 2005
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Overnight Federal Funds purchased	$3,000,000	5.31%	$—	—%
Notes payable to Morgan Stanley
Domestic	1,811,124	5.46%	1,845,910	4.20%
International	1,828,554	5.25%	1,927,150	4.81%

Short-term borrowings from Morgan Stanley	$6,639,678	5.34%	$3,773,060	4.51%

Short-term notes payable to Morgan Stanley have interest rates with spreads tied to a daily index, such as the effective Federal Funds rate or the London Interbank Offered Rate (“LIBOR”). At November 30, 2006, the Federal Funds rate was 5.31% and LIBOR was 5.13%. The amounts represent various short-term funding arrangements the Company has with Morgan Stanley that are payable upon demand. In 2006, 2005 and 2004, interest expense on domestic short-term notes payable to Morgan Stanley was $83.6 million, $49.2 million and $17.7 million, respectively. In 2006, 2005 and 2004, interest expense on international short-term notes payable to Morgan Stanley was $76.3 million, $44.8 million and $41.5 million, respectively.

At November 30, 2006, overnight Federal Funds purchased from Morgan Stanley Bank have maturities of one day from the transaction date. Interest expense recorded during 2006 on overnight and term Federal Funds purchased from Morgan Stanley was $14.2 million and $8.6 million, respectively. There were no Federal Funds purchased from Morgan Stanley Bank in 2005 or 2004.

The Company intends to settle these short-term debt obligations prior to the Distribution from Morgan Stanley. See Note 26: Related Party Transactions for further disclosure concerning transactions with Morgan Stanley.

Borrowings with external parties. Short-term borrowings with external parties consist of term Federal Funds purchased with original maturities less than one year. The following table identifies the balances and weighted average interest rates on short-term borrowings outstanding with external parties at year-end (dollars in thousands):

	November 30, 2006		November 30, 2005
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Term Federal Funds purchased	$100,000	5.35%	$—	—%

Term Federal Funds with external parties at November 30, 2006 had a remaining maturity of 169 days. There were no term Federal Funds outstanding at November 30, 2005. For the years ended November 30, 2006, 2005 and 2004, interest expense on overnight Federal Funds with external parties was $1.0 million, $0.2 million and $0.4 million, respectively. Interest expense on term Federal Funds with external parties was $10.0 million, $13.3 million and $17.0 million, respectively.

14. Long-Term Borrowings

Borrowings from Morgan Stanley. Long-term borrowings from Morgan Stanley consist of notes payable to Morgan Stanley with original maturities ranging from two to twenty years. The following table provides a summary of the Company’s long-term borrowings from Morgan Stanley (dollars in thousands):

	November 30,
	2006	2005
Domestic unsecured debt, with a weighted average annual interest rate of 6.18% and 6.28%, respectively	$563,579	$563,579
International unsecured debt, with a weighted average annual interest rate of 4.77% and 4.82%, respectively	688,083	43,217

Total long-term debt from Morgan Stanley	$1,251,662	$606,796

At November 30, 2006 and 2005, long-term notes payable to Morgan Stanley had remaining maturities of one to sixteen years. Interest on the notes is assessed monthly and paid in the following month. For the years ended November 30, 2006, 2005 and 2004, interest expense incurred on these notes payable to Morgan Stanley was $62.3 million, $48.9 million and $52.3 million, respectively. The Company intends to settle these debt obligations prior to the Distribution from Morgan Stanley. See Note 26: Related Party Transactions for further information.

Other long-term debt and bank notes. Other long-term debt and bank notes consist of borrowings and capital leases having original maturities of one year or more. The following table provides a summary of the Company’s other long-term debt and bank notes (dollars in thousands):

	November 30,
	2006	2005
Bank notes, with a weighted average interest rate of 5.30% and 3.42%, respectively	$249,737	$249,616
Capital lease obligations, with a weighted average interest rate of 6.28% and 7.00%, respectively	6,179	7,333

Total other long-term debt and bank notes	$255,916	$256,949

Bank notes are issued from the Global Bank Note Program established by Discover Bank with an issuing capacity of $5 billion. As such, they represent direct, unconditional, unsecured obligations of Discover Bank and are not subordinated to any other obligations of Discover Bank or the Company. At November 30, 2006 and 2005, there were $250 million (par value) of floating-rate bank notes outstanding. Interest on the notes is paid quarterly and is assessed at 15 basis points over the three-month LIBOR, which was 5.37% at November 30, 2006. The Company paid $613 thousand in brokerage commissions to Morgan Stanley & Co. Incorporated, a subsidiary of Morgan Stanley, for the sale of these bank notes in 2004. These commissions are amortized to interest expense over the life of the notes. Unamortized commissions totaled $269 thousand and $391 thousand at November 30, 2006 and 2005, respectively.

The Company’s capital leases cover computers and processing equipment and are classified as direct finance leasing. See Note 9: Premises and Equipment and Note 20: Commitments, Contingencies and Guarantees to the combined statements of financial condition for further capital lease disclosures.

Maturities. Long-term borrowings had the following maturities at November 30, 2006 (dollars in thousands):

Amount
Due in 2007	$1,227
Due in 2008	689,389
Due in 2009	251,128
Due in 2010	1,480
Due in 2011	775
Thereafter	563,579

Total	$1,507,578

15. Employee Compensation Plans

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs. Expense allocations to the Company from Morgan Stanley reflect the adoption by Morgan Stanley of the fair value method of accounting for share-based payments under Statement No. 123R using the modified prospective approach as of December 1, 2004.

Statement No. 123R requires measurement of compensation cost for share-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. There was no material impact from adopting Statement No. 123R on the Company’s income before income tax expense and net income. The fair value of Morgan Stanley-related restricted stock units is determined based on the number of units granted and the grant date fair value of Morgan Stanley common stock. The fair value of Morgan Stanley-related stock options is determined using the Black-Scholes valuation model.

The components of share-based compensation expense (net of cancellations) related to Company employees allocated to the Company and included in employee compensation and benefits expense are presented below (dollars in thousands):

	For the Years Ended November 30,
	2006(1)	2005	2004
Deferred stock	$27,729	$12,112	$3,866
Stock options	2,873	3,076	3,856
Employee Stock Purchase Plan	716	714	680
Employee Stock Ownership Plan	—	—	25

Total	$31,318	$15,902	$8,427

(1)	Includes $7.1 million of accrued share-based compensation expense for Morgan Stanley equity awards granted to the Company’s retirement-eligible employees in December 2006.

The tax benefits for share-based compensation expense related to deferred stock and stock options granted to Company employees were $10.5 million, $5.3 million and $2.6 million for the years ended November 30, 2006, 2005 and 2004, respectively.

At November 30, 2006, approximately $15.0 million of compensation cost related to Morgan Stanley-related unvested share-based awards granted to the Company’s employees had not yet been recognized (excluding awards granted in December 2006 to non-retirement eligible employees, which will begin to be amortized in 2007). The unrecognized compensation cost as of November 30, 2006 will be recognized primarily in 2007 and 2008.

Deferred Stock Awards. Certain Company employees have been granted deferred stock awards pursuant to several Morgan Stanley share-based compensation plans. The plans provide for the deferral of a portion of certain key employees’ discretionary compensation with awards made in the form of restricted common stock or the right to receive unrestricted shares of common stock in the future (“restricted stock units”). Awards under these plans are generally subject to vesting over time and to restrictions on sale, transfer or assignment until the end of a specified period, generally five years from date of grant. All or a portion of an award may be canceled if employment is terminated before the end of the relevant vesting period. All or a portion of a vested award also may be canceled in certain limited situations, including termination for cause during the restriction period.

The following table sets forth activity concerning Morgan Stanley vested and unvested restricted stock units applicable to the Company’s employees (share data in thousands):

For the Year Ended November 30, 2006	Number of Shares	Weighted Average Price
Restricted stock units at beginning of year	1,012	$48.09
Granted	414	$56.92
Conversions to common stock	(135)	$56.03
Canceled	(7)	$53.30

Restricted stock units at end of year	1,284	$50.04

The weighted average prices for Morgan Stanley restricted stock units granted to the Company’s employees during 2005 and 2004 were $54.99 and $50.73, respectively.

The total fair values of restricted stock units held by the Company’s employees converted to Morgan Stanley common stock during the years ended November 30, 2006, 2005 and 2004 were $8.5 million, $4.3 million and $5.6 million, respectively.

The following table sets forth activity concerning Morgan Stanley unvested restricted stock units related to the Company’s employees (share data in thousands):

For the Year Ended November 30, 2006	Number of Shares	Weighted Average Grant Date Fair Value
Unvested restricted stock units at beginning of period	605	$53.18
Granted	414	$56.92
Vested	(265)	$55.92
Canceled	(7)	$53.30

Unvested restricted stock units at end of period(1)	747	$54.28

(1)	Unvested restricted stock units represent awards where recipients have yet to satisfy either the explicit vesting terms or retirement-eligibility requirements.

Stock Option Awards. Certain Company employees have been granted stock option awards pursuant to several Morgan Stanley share-based compensation plans. The costs associated with the participation in the plans are allocated to the Company and are included in employee compensation and benefits expense. The plans provide for the deferral of a portion of certain key employees’ discretionary compensation with awards made in the form of stock options generally having an exercise price not less than the fair value of Morgan Stanley common stock on the date of grant. Such stock option awards generally become exercisable over a one- to five-year period and expire 10 years from the date of grant, subject to accelerated expiration upon termination of employment. Stock option awards have vesting, restriction and cancellation provisions that are similar to those in the deferred stock awards.

The weighted average fair values of Morgan Stanley stock options related to the Company’s employees granted during the years ended November 30, 2006, 2005 and 2004 were $18.43, $14.07 and $15.15, respectively, utilizing the following weighted average assumptions:

	For the Years Ended November 30,
	2006	2005	2004
Risk-free interest rate	4.6%	3.6%	3.2%
Expected option life in years	4.4	4.3	4.8
Expected stock price volatility	34.7%	33.9%	35.2%
Expected dividend yield	1.7%	2.0%	1.9%

The expected option life of stock options and the expected dividend yield of stock have been determined based upon Morgan Stanley’s historical experience. The expected stock price volatility has been determined based upon Morgan Stanley’s historical stock price data over a time period similar to the expected option life. These assumptions are not necessarily indicative of future assumptions or experience.

The following table sets forth activity concerning Morgan Stanley stock options granted to the Company’s employees for the year ended November 30, 2006 (option and dollar values in thousands, except exercise price):

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (Years)	Aggregated Intrinsic Value
Options outstanding at beginning of year	2,656	$45.66
Granted	30	$64.25
Exercised	(521)	$32.76
Canceled	(12)	$62.45

Options outstanding at end of year	2,153	$48.96	4.5	$59,207

Options exercisable at end of year	1,761	$47.87	3.9	$50,467

The total intrinsic values of Morgan Stanley stock options exercised by the Company’s employees during the years ended November 30, 2006, 2005 and 2004 were $18.5 million, $24.7 million and $14.3 million, respectively.

Employee Stock Purchase Plan. Morgan Stanley’s Employee Stock Purchase Plan (the “ESPP”) allows employees of the Company to purchase shares of Morgan Stanley common stock at a 15% discount from market value. The Company expenses the 15% discount associated with the ESPP.

Morgan Stanley/Discover 401(k) and Profit Sharing Awards. Eligible U.S. employees of the Company receive 401(k) matching contributions which are invested in Morgan Stanley common stock. Morgan Stanley also provides discretionary profit sharing to certain employees of the Company. The pre-tax expense associated with the 401(k) match and profit sharing related to the Company’s employees for the years ended November 30, 2006, 2005 and 2004 was $14.8 million, $14.6 million and $12.0 million, respectively.

16. Employee Benefit Plans

The Company participates in defined benefit pension and other postretirement plans sponsored by Morgan Stanley for eligible U.S. employees. A supplementary pension plan covering certain executives is directly sponsored by the Company. The Company also participates in a separate defined contribution pension plan maintained by Morgan Stanley that covers substantially all of its non-U.S. employees. The following discussion summarizes these plans.

Defined Benefit Pension and Other Postretirement Plans. Substantially all of the U.S. employees of the Company are covered by a non-contributory pension plan that is qualified under Section 401(a) of the Internal Revenue Code (the “Qualified Plan”). An unfunded supplementary plan (the “Supplemental Plan”) covers certain executives. These pension plans generally provide pension benefits that are based on each employee’s years of credited service and on compensation levels specified in the plans. For the Qualified Plan, the Company’s policy is to fund at least the amounts sufficient to meet minimum funding requirements under the Employee Retirement Income Security Act of 1974 (“ERISA”). Liabilities for benefits payable under the Supplemental Plan are accrued by the Company and are funded when paid to the beneficiaries.

The Company also participates in an unfunded postretirement benefit plan that provides medical and life insurance for eligible U.S. retirees and their dependents.

The Company uses a measurement date of September 30 to calculate obligations under its pension and postretirement plans.

Historically, the Company’s portion of pension and postretirement obligations and expense has been calculated using separate actuarial valuations based on the Company’s specific demographic data and separately tracked plan assets. Unrecognized gains/losses and unrecognized prior service costs (plan amendments) have been calculated and tracked separately as well based on the Company’s experience.

The following tables present information for the Company’s pension and postretirement plans on an aggregate basis:

Net Periodic Benefit Expense. Net periodic benefit expense allocated to the Company included the following components (dollars in thousands):

	Pension			Postretirement
	For the Years Ended November 30,			For the Years Ended November 30,
	2006	2005	2004	2006	2005	2004
Service cost, benefits earned during the period	$20,093	$18,642	$18,409	$1,441	$1,134	$1,324
Interest cost on projected benefit obligation	18,340	16,734	16,510	1,437	1,433	1,338
Expected return on plan assets	(20,648)	(19,363)	(20,574)	—	—	—
Net amortization	4,082	2,797	618	(374)	(378)	(424)
Net settlements and curtailments	—	—	327	—	—	—

Net periodic benefit expense	$21,867	$18,810	$15,290	$2,504	$2,189	$2,238

Benefit Obligations and Funded Status. The following table provides a reconciliation of the changes in the benefit obligation and fair value of plan assets as well as a summary of the Company’s funded status (dollars in thousands):

	Pension		Postretirement
	For the Years Ended November 30,
	2006	2005	2006	2005
Reconciliation of benefit obligation:
Benefit obligation at beginning of year	$325,058	$283,349	$25,731	$24,411
Service cost	20,093	18,642	1,441	1,134
Interest cost	18,340	16,734	1,437	1,433
Actuarial (gain) loss	(13,400)	17,507	(4,711)	223
Benefits paid	(12,606)	(11,174)	(1,294)	(1,470)

Benefit obligation at end of year	$337,485	$325,058	$22,604	$25,731

Reconciliation of fair value of plan assets:
Fair value of plan assets at beginning of year	$323,961	$276,851	—	—
Actual return on plan assets	19,923	30,189	—	—
Employer contributions	9,239	28,095	1,294	1,470
Benefits paid	(12,606)	(11,174)	(1,294)	(1,470)

Fair value of plan assets at end of year	$340,517	$323,961	$—	$—

Funded and unfunded status:
Funded status	$3,032	$(1,097)	$(22,604)	$(25,731)
Amount contributed to plan after measurement date	21	—	—	—
Unrecognized transition obligation	—	12	—	—
Unrecognized prior-service credit	(49,348)	(54,577)	(971)	(1,445)
Unrecognized loss	106,249	128,223	57	4,868

Net amount recognized	$59,954	$72,561	$(23,518)	$(22,308)

Amounts recognized in the combined statements of financial condition consist of:
Prepaid benefit cost	$60,665	$73,202	$—	$—
Accrued benefit liability	(977)	(966)	(23,518)	(22,308)
Intangible asset	—	12	—	—
Accumulated other comprehensive income	266	313	—	—

Net amount recognized	$59,954	$72,561	$(23,518)	$(22,308)

The accumulated benefit obligation for all defined benefit pension plans was $315.1 million and $305.9 million at November 30, 2006 and 2005, respectively.

The following table contains information for pension plans with projected benefit obligations in excess of the fair value of plan assets (dollars in thousands):

	November 30,
	2006	2005
Projected benefit obligation	$1,001	$325,058
Fair value of plan assets	$—	$323,961

The following table contains information for pension plans with accumulated benefit obligations in excess of the fair value of plan assets (dollars in thousands):

	November 30,
	2006	2005
Accumulated benefit obligation	$998	$966
Fair value of plan assets	$—	$—

In accordance with Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions, the Company has recognized additional minimum pension liability of $0.3 million at November 30, 2006 and $0.3 million at November 30, 2005 for defined benefit pension plans whose accumulated benefit obligations exceeded plan assets. The Company recorded $0 million and $0.3 million ($0.2 million, net of income taxes) as a reduction of accumulated other comprehensive income for the years ended November 30, 2006 and 2005, respectively.

Assumptions. The following table presents the assumptions used to determine benefit obligations:

	Pension		Postretirement
	For the Years Ended November 30,
	2006	2005	2006	2005
Discount rate	5.97%	5.75%	5.97%	5.75%
Rate of future compensation increases	4.10%	4.16%	—	—

The following table presents the assumptions used to determine net periodic benefit costs:

	Pension			Postretirement
	For the Years Ended November 30,
	2006	2005	2004	2006	2005	2004
Discount rate	5.75%	6.05%	6.20%	5.75%	6.05%	6.20%
Expected long-term rate of return on plan assets	6.75%	7.00%	7.25%	—	—	—
Rate of future compensation increases	4.16%	4.30%	4.50%	—	—	—

The expected long-term rate of return on assets represents Morgan Stanley’s best estimate of the long-term return on plan assets and generally was estimated by computing a weighted average return of the underlying long-term expected returns on the different asset classes, based on the target asset allocations. For plans where there is no established target asset allocation, actual asset allocations were used. The expected long-term return on assets is a long-term assumption that generally is expected to remain the same from one year to the next but is adjusted when there is a significant change in the target asset allocation, the fees and expenses paid by the plan or market conditions.

The following table presents assumed health care cost trend rates used to determine the postretirement benefit obligations:

	For the Years Ended November 30,
	2006	2005
Health care cost trend rate assumed for next year:
Medical	9.00% – 9.33%	9.67% – 10.06%
Prescription	12.33%	13.56%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2012	2012

Assumed health care cost trend rates can have a significant effect on the amounts reported for the Company’s postretirement benefit plans. A one-percentage point change in assumed health care cost trend rates would have the following effects (dollars in thousands):

	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost	$21	$(28)
Effect on postretirement benefit obligation	$200	$(291)

Qualified Plan Assets. The asset allocation for the Qualified Plan at November 30, 2006 and November 30, 2005 and the targeted asset allocation for 2007 by asset class is as follows:

	For the Years Ended November 30,
	2007 Target	2006	2005
Equity securities	45.0%	44.4%	47.0%
Fixed income securities	55.0%	51.4%	43.2%
Other—primarily cash	—	4.2%	9.8%

Total	100.0%	100.0%	100.0%

The Qualified Plan assets include Morgan Stanley funds that are managed by Morgan Stanley.

Qualified Pension Plan Asset Allocation. Morgan Stanley, in consultation with its independent investment consultants and actuaries, determined the asset allocation targets for the Qualified Plan based on its assessment of business and financial conditions, demographic and actuarial data, funding characteristics and related risk factors. Other relevant factors, including industry practices and long-term historical and prospective capital market returns were considered as well.

The Qualified Plan return objectives provide long-term measures for monitoring the investment performance against growth in the pension obligations. The overall allocation is expected to help protect the plan’s funded status while generating sufficiently stable real returns (net of inflation) to help cover current and future benefit payments. Total Qualified Plan portfolio performance is assessed by comparing actual returns with relevant benchmarks, such as the S&P 500 Index, the Russell 2000 Index, the MSCI EAFE Index and, in the case of the fixed income portfolio, the Qualified Plan’s liability profile.

Both the equity and fixed income portions of the asset allocation use a combination of active and passive investment strategies and different investment styles. The fixed income asset allocation consists of longer duration fixed income securities in order to help reduce plan exposure to interest rate variation and to better correlate assets with obligations. The longer duration fixed income allocation is expected to help stabilize plan contributions over the long run.

The asset mix of the Qualified Plan is reviewed by the Morgan Stanley Retirement Plan Investment Committee on a regular basis. When asset class exposure reaches a minimum or maximum level, an asset allocation review process is initiated and the portfolio is automatically rebalanced back to target allocation levels, unless the Investment Committee determines otherwise.

The Investment Committee has determined to allocate no more than 10% of the Qualified Plan assets to “alternative” asset classes that provide attractive diversification benefits, absolute return enhancement and/or other potential benefit to the plan. Allocations to alternative asset classes will be made based upon an evaluation of particular attributes and relevant considerations of each asset class.

Derivative instruments are permitted in the Qualified Plan’s portfolio only to the extent that they comply with all of the plan’s policy guidelines and are consistent with the plan’s risk and return objectives. In addition, any investment in derivatives must meet the following conditions:

•

Derivatives may be used only if the vehicle is deemed by the investment manager to be more attractive than a similar direct investment in the underlying cash market; or if the vehicle is being used to manage risk of the portfolio.

•	Under no circumstances may derivatives be used in a speculative manner or to leverage the portfolio.

•

Derivatives may not be used as short-term trading vehicles. The investment philosophy of the Qualified Plan is that investment activity is undertaken for long-term investment, rather than short-term trading.

•

Derivatives may only be used in the management of the Qualified Plan’s portfolio when their possible effects can be quantified, shown to enhance the risk-return profile of the portfolio and reported in a meaningful and understandable manner.

As a fundamental operating principle, any restrictions on the underlying assets apply to a respective derivative product. This includes percentage allocations and credit quality. The purpose of the use of derivatives is to enhance investment in the underlying assets, not to circumvent portfolio restrictions.

Cash Flows. The Company expects to contribute approximately $20 million to its pension and postretirement benefit plans in 2007 based upon their current funded status and expected asset return assumptions for 2007, as applicable.

Expected benefit payments at November 30, 2006 associated with the Company’s pension and postretirement benefit plans for the next five years and in aggregate for the years thereafter are as follows (dollars in thousands):

	Pension	Postretirement
2007	$10,213	$1,380
2008	$11,361	$1,481
2009	$12,458	$1,541
2010	$13,461	$1,668
2011	$15,204	$1,785
Thereafter	$103,008	$9,759

Defined Contribution Pension Plans. The Company participates in separate defined contribution pension plans maintained by Morgan Stanley that cover substantially all of its non-U.S. employees. Under such plans, benefits equal the accumulated value of contributions paid. In 2006, 2005 and 2004, the Company’s expense related to these plans was $3.0 million, $1.5 million and $1.0 million, respectively.

17. Other Expenses

Total other expense includes the following components (dollars in thousands):

	For the Years Ended November 30,
	2006	2005	2004
Postage	$109,059	$104,597	$102,969
Fraud losses	69,727	103,825	84,292
Supplies	33,466	34,785	34,313
Service bureau inquiry fees	29,872	23,726	20,361
Other	92,965	72,206	52,448

Other expense	$335,089	$339,139	$294,383

18. Income Taxes

Income tax expense consisted of the following (dollars in thousands):

	For the Years Ended November 30,
	2006	2005	2004
Current:
U.S. federal	$414,246	$384,767	$437,149
U.S. state and local(1)	(18,663)	35,292	35,443
International	33,775	(9)	(4,742)

Total	429,358	420,050	467,850
Deferred:
U.S. federal	80,819	(72,119)	(21,258)
U.S. state and local	(2,509)	(1,033)	(3,929)
International	(1,979)	(557)	(9)

Total	76,331	(73,709)	(25,196)

Income tax expense	$505,689	$346,341	$442,654

(1)	In 2006, the Company had several outstanding tax matters resolved or settled in its favor that had a $60 million impact on income tax expense.

The earnings of foreign subsidiaries encompassed in the U.K. operations have been earmarked for repatriation at November 30, 2006 and 2005 and were not considered to be permanently reinvested. Management anticipates reevaluating this position in subsequent years. For the years presented, any applicable foreign taxes related to the U.K. operations have been paid by a non-U.S. affiliate of Morgan Stanley.

The following table reconciles the Company’s effective tax rate to the U.S. federal statutory income tax rate:

	For the Years Ended November 30,
	2006	2005	2004
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
U.S state and local income taxes, net of U.S. federal income tax benefits	1.8	3.7	1.7
Federal examinations and settlements	(2.4)	0.1	—
State examinations and settlements	(1.4)	(1.3)	—
Other	(1.0)	—	(0.4)

Effective income tax rate	32.0%	37.5%	36.3%

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company’s net deferred income taxes were as follows (dollars in thousands):

	November 30,
	2006	2005
Deferred tax assets:
Allowance for loan losses	$307,407	$294,512
Cardmember fees	—	39,189
State income taxes	27,984	52,098
Other	126,732	99,906

Total deferred tax assets before valuation allowance	462,123	485,705
Valuation allowance	(11,054)	(13,291)

Total deferred tax assets (net of valuation allowance)	451,069	472,414
Deferred tax liabilities:
Cardmember fees	(2,973)	—
Depreciation	(27,846)	(31,680)
Securitizations	(119,439)	(64,979)
Customer relationships	(22,182)	(26,490)
Other	(116,937)	(111,375)

Total deferred tax liabilities	(289,377)	(234,524)

Net deferred tax assets	$161,692	$237,890

Net deferred tax assets are included in other assets in the Company’s combined statements of financial condition.

Deferred income tax assets were reduced by a valuation allowance of $11.1 million and $13.3 million at November 30, 2006 and 2005, respectively. The valuation allowance is attributable to state deferred income tax assets arising from the existence of state tax net operating loss carryforwards, the realization of which is uncertain at the present time. The state tax net operating loss carryforwards primarily relate to Ohio and the majority of them will expire in 2009 when the Ohio corporation franchise (income) tax is fully phased out.

The Company is under continuous examination by the IRS and the tax authorities for various states. The tax years under examination vary by jurisdiction; for example, the current IRS examination covers 1999 through 2005. Based on current progress, the Company expects this IRS examination to be substantially completed in 2008. The Company regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years’ examinations. Pursuant to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“Statement No. 5”), tax reserves are established for tax assessments that are deemed to be probable and which can be reasonably estimated. Once established, reserves are adjusted only when there is more information available or when an event occurs necessitating a change to the reserves. The resolution of tax matters will not have a material effect on the combined financial condition of the Company, although a resolution could have a material impact on the Company’s combined statements of income for a particular future period and on the Company’s effective income tax rate.

19. Capital Adequacy

The Company’s banking entities, Discover Bank and Bank of New Castle, are subject to various regulatory capital requirements as administered by the FDIC. Failure to meet minimum capital requirements can result in the initiation of certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the position and results of Discover Bank and Bank of New Castle, and ultimately those of the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, both banks must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items, as calculated under regulatory accounting practices. Discover Bank and Bank of New Castle capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Discover Bank and Bank of New Castle to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that, as of November 30, 2006, both Discover Bank and Bank of New Castle met all capital adequacy requirements to which they are subject. Both banks met all capital adequacy requirements to which they were subject at November 30, 2005.

As of November 30, 2006 and 2005, the most recent notification from the FDIC categorized both Discover Bank and Bank of New Castle as “well-capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well-capitalized,” Discover Bank and Bank of New Castle must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed either bank’s categories.

In addition to capital adequacy requirements for Discover Bank and Bank of New Castle, actual capital amounts and ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes(1)			To Be Classified as Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
November 30, 2006:
Total capital (to risk-weighted assets)
Discover Bank	$4,092,987	15.8%	$2,066,732	≥	8.0%	$2,583,416	≥	10.0%
Bank of New Castle	$14,881	96.0%	$1,240	≥	8.0%	$1,550	≥	10.0%
Tier I capital (to risk-weighted assets)
Discover Bank	$3,711,597	14.4%	$1,033,366	≥	4.0%	$1,550,049	≥	6.0%
Bank of New Castle	$14,881	96.0%	$620	≥	4.0%	$930	≥	6.0%
Tier I capital (to average assets)
Discover Bank	$3,711,597	17.2%	$646,807	≥	3.0%	$1,078,012	≥	5.0%
Bank of New Castle	$14,881	96.5%	$463	≥	3.0%	$771	≥	5.0%

November 30, 2005:
Total capital (to risk-weighted assets)
Discover Bank	$3,565,854	14.3%	$1,999,618	≥	8.0%	$2,499,523	≥	10.0%
Bank of New Castle	$14,463	106.3%	$1,089	≥	8.0%	$1,361	≥	10.0%
Tier I capital (to risk-weighted assets)
Discover Bank	$3,209,211	12.8%	$999,809	≥	4.0%	$1,499,714	≥	6.0%
Bank of New Castle	$14,463	106.3%	$544	≥	4.0%	$816	≥	6.0%
Tier I capital (to average assets)
Discover Bank	$3,209,211	14.3%	$671,810	≥	3.0%	$1,119,684	≥	5.0%
Bank of New Castle	$14,463	96.5%	$450	≥	3.0%	$749	≥	5.0%

(1)	The minimum Tier 1 capital (to average assets) regulatory requirements can be higher, based on the Bank’s composite CAMELS rating and growth. The components of the CAMELS rating are Capital, Asset Quality, Management, Earnings, Liquidity and Sensitivity to Market Risk.

The amount of dividends that a bank may pay in any year is subject to certain regulatory restrictions. Under the current banking regulations, a bank may not pay dividends if such a payment would leave the bank inadequately capitalized. In the years ended November 30, 2006, 2005 and 2004, Discover Bank paid dividends from retained earnings to its parent, Discover Financial Services (formerly NOVUS Credit Services Inc.), of $500 million, $175 million and $637 million, respectively, which were eliminated in consolidation. Bank of New Castle paid no dividends in those years. In those same years, the Company paid dividends to Morgan Stanley of $500 million, $0 and $637 million, respectively.

The U.K. banking entity is regulated by the Financial Services Authority (“FSA”) with respect to capital adequacy. At November 30, 2006, this entity was compliant with all applicable capital standards.

20. Commitments, Contingencies and Guarantees

Lease commitments. The Company leases various office space and equipment under capital and non-cancelable operating leases which expire at various dates through 2013. At November 30, 2006, future minimum payments, net of sublease rentals of $5.4 million, with initial or remaining terms in excess of one year, consist of the following (dollars in thousands):

Year	Capitalized Leases	Operating Leases
2007	$1,579	$2,646
2008	1,579	5,217
2009	1,579	6,878
2010	1,579	5,113
2011	790	2,825
Thereafter	—	4,955

Total minimum lease payments	7,106	$27,634

Less amount representing interest	927

Present value of net minimum lease payments	$6,179

Occupancy lease agreements, in addition to base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges. Total rent expense under operating lease agreements, which considers contractual escalations and is net of sublease rental income, was $12.6 million, $14.7 million and $18.4 million for the years ended November 30, 2006, 2005 and 2004, respectively. Sublease rental income was $4.9 million, $4.8 million and $4.1 million, respectively. See Note 26: Related Party Transactions for further information regarding rental expense and sublease rental income.

Unused commitments to extend credit. At November 30, 2006, the Company had unused commitments to extend credit for consumer and commercial loans of approximately $271 billion and $307 million, respectively. Such commitments arise primarily from agreements with customers for unused lines of credit on certain credit cards, provided there is no violation of conditions established in the related agreement. These commitments, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage and customer creditworthiness.

Guarantees. The Company has certain obligations under certain guarantee arrangements, including contracts and indemnification agreements that contingently require the Company to make payments to the guaranteed party based on changes in an underlying (such as a security) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the Company to make payments to the guaranteed party based on another entity’s failure to perform under an agreement. The Company’s use of guarantees is disclosed below by type of guarantee.

Securitized Asset Representations and Warranties. As part of the Company’s securitization activities, the Company provides representations and warranties that certain securitized assets conform to specified guidelines. The Company may be required to repurchase such assets or indemnify the purchaser against losses if the assets do not meet certain conforming guidelines. Due diligence is performed by the Company to ensure that asset guideline qualifications are met. The maximum potential amount of future payments the Company could be required to make would be equal to the current outstanding balances of all assets subject to such securitization activities. The Company has not recorded any contingent liability in the combined financial statements for these representations and warranties and believes that the probability of any payments under these arrangements is remote.

Merchant Chargeback Guarantees. The Company issues credit cards in the United States and United Kingdom and owns and operates the Discover Network in the United States. The Company is contingently liable for certain transactions processed on the Discover Network in the event of a dispute between the cardmember and a merchant. The contingent liability arises if the disputed transaction involves a merchant or merchant acquirer with whom Discover Network has a direct relationship. If a dispute is resolved in the cardmember’s favor, the Discover Network will credit or refund the disputed amount to the Discover Network card issuer, who in turn credits its cardholder’s account. Discover Network will then charge back the transaction to the merchant or merchant acquirer. If the Discover Network is unable to collect the amount from the merchant or merchant acquirer, it will bear the loss for the amount credited or refunded to the cardholder. In most instances, a payment requirement by the Discover Network is unlikely to arise because most products or services are delivered when purchased, and credits are issued by merchants on returned items in a timely fashion. However, where the product or service is not provided until some later date following the purchase, the likelihood of payment by the Discover Network increases. Similarly, the Company is also contingently liable for the resolution of cardmember disputes associated with its general purpose credit cards issued by its U.K. subsidiary on the MasterCard and Visa networks. The maximum potential amount of future payments related to these contingent liabilities is estimated to be the portion of the total Discover Network sales transaction volume processed to date as well as the total U.K. cardmember sales transaction volume billed to date for which timely and valid disputes may be raised under applicable law, and relevant issuer and cardmember agreements. However, the Company believes that amount is not representative of the Company’s actual potential loss exposure based on the Company’s historical experience. The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether the current or cumulative transaction volumes may include or result in disputed transactions.

The table below summarizes certain information regarding merchant chargeback guarantees:

	For the Years Ended November 30,
	2006	2005	2004
Losses related to merchant chargebacks (in thousands)	$5,183	$5,893	$6,371
Aggregate credit card sales volume (in millions)	$100,343	$87,165	$79,547

The amount of the liability related to the Company’s cardmember merchant guarantee was not material at November 30, 2006 and 2005. The Company mitigates this risk by withholding settlement from merchants or obtaining escrow deposits from certain merchant acquirers or merchants that are considered higher risk due to various factors such as time delays in the delivery of products or services. The table below provides information regarding the settlement withholdings and escrow deposits (dollars in thousands):

	November 30,
	2006	2005
Settlement withholdings and escrow deposits	$54,741	$45,804

Settlement withholdings and escrow deposits are recorded in interest bearing deposit accounts and accrued expenses and other liabilities on the Company’s combined statement of financial condition.

21. Litigation

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities.

Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Company has historically relied on the arbitration clause in its cardmember agreements which has limited the costs and exposure to litigation. The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding the Company’s business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. Litigation and regulatory actions could also adversely affect the reputation of the Company.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company often cannot reasonably estimate the loss or range of loss, if any, related to such matters, how such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of the pending matters, including any judgment or settlement, in excess of established legal reserves, will not have a material adverse effect on the combined financial condition of the Company, although the outcome of such matters could be material to the Company’s operating results and cash flows for a particular future period, depending on, among other things, the level of the Company’s income for such period. For currently pending matters about which management believes it is only reasonably possible that a loss has been incurred, management has concluded that it cannot reasonably estimate the amount of the loss or range of loss. For matters where management has concluded that a loss is both probable and can be reasonably estimated, legal reserves have been established in accordance with Statement No. 5. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change.

22. Fair Value of Financial Instruments

In accordance with FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, the Company is required to disclose the fair value of financial instruments for which it is practical to estimate fair value. To obtain fair values, observable market prices are used if available. In some instances, observable market prices are not readily available for certain financial instrument and fair value is determined using present value or other techniques appropriate for a particular financial instrument. These techniques involve some degree of judgment and as a result are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different assumptions or estimation techniques may have a material effect on the estimated fair value amounts.

The following table provides the estimated fair values of financial instruments (dollars in thousands):

	November 30, 2006		November 30, 2005
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$874,357	$874,357	$555,482	$555,482
Interest earning deposits in other banks	$—	$—	$1,688	$1,688
Investment securities:
Available-for-sale	$2,314	$2,314	$2,362	$2,362
Held-to-maturity	$82,097	$82,241	$14,357	$14,261

Net loan receivables	$22,910,267	$22,962,899	$21,964,318	$22,029,832
Amounts due from asset securitization	$3,169,895	$3,169,895	$2,784,852	$2,784,852
Derivative financial instruments	$33,339	$33,339	$7,288	$7,288

Financial Liabilities
Deposits	$13,343,859	$13,299,993	$16,065,632	$16,035,101
Short-term borrowings	$6,739,678	$6,739,678	$3,773,060	$3,773,060
Long-term borrowings	$1,507,578	$1,548,885	$863,745	$914,010
Derivative financial instruments	$27,895	$27,895	$42,824	$42,824

Cash and cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to maturities of less than three months.

Interest earning deposits in other banks. The carrying values of interest earning deposits in other banks approximate their fair values due to maturities of less than one year.

Investment securities available-for-sale. The carrying values of investment securities classified as available-for-sale are recorded at their fair values.

Investment securities held-to-maturity. The estimated fair values of investment securities classified as held-to-maturity are based on quoted market prices.

Net loan receivables. The Company’s loan receivables consist of loans held for sale and the loan portfolio, which includes loans to consumers and commercial loans. The carrying value of loans held for sale, which consists entirely of consumer loans, approximates fair value as a result of the short-term nature of these assets. To estimate the fair value of the remaining loan receivables, loans are aggregated into pools of similar loan types, characteristics and expected repayment terms. Carrying values of loans that are tied to a market index are assumed to approximate fair values due to their automatic ability to reprice with changes in the market. The fair values of all other loans are estimated by discounting future cash flows using a rate at which similar loans could be made under current market conditions.

Amounts due from asset securitization. The carrying values of amounts due from asset securitization are recorded at their approximate fair values.

Deposits. The carrying values of money market deposit, non-interest bearing deposits, interest bearing demand deposits and savings accounts approximates fair value due to liquid nature of deposits. For time deposits for which readily available market rates do not exist, fair values are estimated by discounting future cash flows using market rates currently offered for deposits with similar remaining maturities.

Short-term borrowings. The carrying values of short-term borrowings approximate their fair values due to the short-term nature of these liabilities. Short-term borrowings from Morgan Stanley are payable upon demand and carry variable rates of interest. Term Federal Funds purchased have maturities of less than one year.

Long-term borrowings. The fair values of long-term borrowings from Morgan Stanley are determined by discounting cash flows of future interest accruals at market rates currently offered for borrowings with similar remaining maturities or repricing terms. The carrying values of bank notes approximate their fair values due to the quarterly repricing of interest rates to current market rates.

Derivative financial instruments. The Company’s interest rate risk management program is designed to reduce the volatility of earnings resulting from changes in interest rates by having a financing portfolio that reflects the existing repricing schedules of the managed loan receivables while also considering the Company’s right, with notice to cardmembers, to reprice certain loans to a new interest rate in the future. To the extent that asset and related financing repricing characteristics of a particular component of the portfolio are not matched effectively, the Company utilizes interest rate swap agreements to achieve its objective. Interest rate swap agreements are derivative financial instruments that are entered into with institutions that are established dealers and that maintain certain minimum credit criteria established by the Company.

The Company enters interest rate swap agreements with unrelated third parties as well as with Morgan Stanley. The table that follows summarizes the interest rate swap agreements outstanding (dollars in thousands):

	Notional Amount	Weighted Average Years to Maturity	Estimated Fair Value
November 30, 2006
Interest rate swap agreements with Morgan Stanley	$3,875,470	2.4
Gross positive fair value			$33,339
Gross negative fair value			(18,759)
Interest rate swap agreements with unrelated parties	1,192,639	3.1
Gross positive fair value			—
Gross negative fair value			(9,136)

Total interest rate swap agreements	$5,068,109	2.5	$5,444

November 30, 2005
Interest rate swap agreements with Morgan Stanley	$2,422,869	4.3
Gross positive fair value			$5,601
Gross negative fair value			(26,757)
Interest rate swap agreements with unrelated parties	1,692,369	2.9
Gross positive fair value			1,687
Gross negative fair value			(16,067)

Total interest rate swap agreements	$4,115,238	3.7	$(35,536)

Of the interest rate swap agreements with notional amounts outstanding of $5.1 billion at November 30, 2006, $2.0 billion was entered into by the Company during 2006. Gross positive fair values of interest rate swap agreements are recorded in other assets and gross negative fair values are reported in accrued expenses and other liabilities. For the years ended November 30, 2006, 2005 and 2004, other income included a gain of $7.1 million and losses of $1.2 million and $0.6 million, respectively, related to the change in fair value of these contracts. Beginning November 2006, the fair value adjustment to interest bearing deposits existing prior to de-designation was and will continue to be amortized to interest expense using the effective yield method over the remaining lives of the previously hedged interest bearing deposits. For the month of November 2006, this amortization was $0.4 million.

23. Segment Disclosures

The Company’s business activities are managed in three segments, U.S. Card, International Card, and Third-Party Payments.

•

U.S. Card. The U.S. Card segment offers Discover Card-branded credit cards issued to individuals and small businesses over the Discover Network, which is the Company’s proprietary credit card network in the United States. Also included within the U.S. Card segment are the Company’s other consumer products and services businesses, including prepaid and other consumer lending and deposit products offered through the Company’s subsidiary, Discover Bank.

•

International Card. The International Card segment offers consumer finance products and services in the United Kingdom, including Morgan Stanley-branded, Goldfish-branded and various affinity-branded credit cards issued on the MasterCard and Visa networks.

•	Third-Party Payments. Third-Party Payments includes PULSE and the third-party payments business.

The business segment reporting provided to and used by the Company’s chief operating decision maker is prepared using the following principles and allocation conventions:

•	Segment information is presented on a managed basis because management considers the performance of the entire managed loan portfolio in managing the business.

•	Other accounting policies applied to the operating segments are consistent with the accounting policies described in Note 3: Summary of Significant Accounting Policies.

•	Corporate overhead is not allocated between segments; all corporate overhead is included in the U.S. Card segment.

•	Discover Network fixed marketing, servicing and infrastructure costs are retained in the U.S. Card segment.

•

Other than the domestic and international managed receivables portfolios, which relate to the U.S. Card and International Card segments, respectively, the assets of the Company are not allocated among the operating segments in the information reviewed by the Company’s chief operating decision maker.

•	Income taxes are not specifically allocated among the operating segments in the information reviewed by the Company’s chief operating decision maker.

Because the Company’s chief operating decision maker evaluates performance in the lending businesses using data on a managed portfolio basis for each segment, segment information is provided here on a managed basis.

The following table presents segment data on a managed basis (dollars in thousands):

	Managed basis					GAAP basis
	U.S. Card	International Card	Third- Party Payments	Total	Securitization Adjustment(1)	Total
Year Ended November 30, 2006
Interest income	$5,748,698	$416,986	$1,801	$6,167,485	$(3,708,959)	$2,458,526
Interest expense	2,160,569	176,997	23	2,337,589	(1,397,549)	940,040

Net interest income	3,588,129	239,989	1,778	3,829,896	(2,311,410)	1,518,486
Provision for loan losses	1,663,472	238,172	—	1,901,644	(1,146,007)	755,637
Other income	2,097,676	165,160	110,700	2,373,536	1,165,403	3,538,939
Other expense	2,381,880	254,074	83,529	2,719,483	—	2,719,483

Income (loss) before income tax expense	$1,640,453	$(87,097)	$28,949	$1,582,305	$—	$1,582,305

Year Ended November 30, 2005
Interest income	$5,409,381	$294,343	$673	$5,704,397	$(3,529,586)	$2,174,811
Interest expense	1,671,331	129,671	95	1,801,097	(1,024,618)	776,479

Net interest income	3,738,050	164,672	578	3,903,300	(2,504,968)	1,398,332
Provision for loan losses	2,263,617	126,462	—	2,390,079	(1,511,593)	878,486
Other income	1,753,828	97,691	92,143	1,943,662	993,375	2,937,037
Other expense	2,272,126	167,635	92,866	2,532,627	—	2,532,627

Income (loss) before income tax expense	$956,135	$(31,734)	$(145)	$924,256	$—	$924,256

Year Ended November 30, 2004(2)
Interest income	$5,441,349	$259,746	$—	$5,701,095	$(3,841,591)	$1,859,504
Interest expense	1,234,400	104,766	—	1,339,166	(691,544)	647,622

Net interest income	4,206,949	154,980	—	4,361,929	(3,150,047)	1,211,882
Provision for loan losses	2,713,115	83,107	—	2,796,222	(1,870,673)	925,549
Other income	1,878,558	90,454	—	1,969,012	1,279,374	3,248,386
Other expense	2,163,246	152,566	—	2,315,812	—	2,315,812

Income before income tax expense	$1,209,146	$9,761	$—	$1,218,907	$—	$1,218,907

(1)	The Securitization Adjustment column presents the effect of loan securitization by recharacterizing as securitization income the portions of the following items that relate to the securitized loans: interest income, interest expense, provision for loan losses, discount and interchange revenue and loan fee revenues. Securitization income is reported in other income.
(2)	For the year ended November 30, 2004, Third-Party Payments financial information was insignificant for the third-party payments business and did not include PULSE, which was acquired in 2005.

24. International Activities

The Company’s international activities consist entirely of consumer lending, originating from the United Kingdom. Selected financial data regarding the U.K. operations is provided in the table below (dollars in thousands):

	For the Years Ended November 30,
	2006	2005	2004
Total assets	$3,467,691	$2,260,998	$1,362,048
Total income(1)	$419,610	$256,457	$251,907
(Loss) income before income tax	$(87,097)	$(31,734)	$9,761
Net (loss) income	$(56,613)	$(21,641)	$4,426

(1)	Total income is the sum of interest income and other income.

Certain estimates and assumptions with regard to funding costs and capital have been assigned to the U.K. operations. Economic capital is computed based on an internal allocation methodology and is the primary factor in the determination of funding requirements. During the years ended November 30, 2006, 2005 and 2004, costs associated with U.K. funding levels were allocated at amounts approximating the costs incurred by Morgan Stanley during those periods to obtain the funding. The provision for loan losses is allocated based on specific loss experience and risk characteristics of international loan receivables. See Note 7: Loan Receivables for further information on international loan receivables.

25. Geographical Distribution of Loans

The Company originates credit card and other consumer loans primarily throughout the United States and to a lesser degree in the United Kingdom. The loan receivables are predominantly credit card loans. The geographic distribution of the Company’s loan receivables was as follows (dollars in thousands):

	November 30, 2006		November 30, 2005
	Loan Receivables	Percentage of Total	Loan Receivables	Percentage of Total
Domestic:
California	$2,027,783	8.6%	$1,969,981	8.7%
Texas	1,685,358	7.1	1,746,375	7.7
New York	1,405,879	5.9	1,412,667	6.2
Florida	1,216,199	5.1	1,204,987	5.3
Illinois	1,125,900	4.8	1,112,715	4.9
Pennsylvania	981,693	4.1	967,440	4.2
Ohio	918,009	3.9	900,361	3.9
Michigan	787,767	3.3	775,056	3.4
New Jersey	745,763	3.1	730,319	3.2
Other States	9,895,893	41.7	9,791,405	42.9

Domestic	20,790,244	87.6%	20,611,306	90.4%
International:
United Kingdom	2,952,506	12.4	2,191,860	9.6

Loan receivables	$23,742,750	100.0%	$22,803,166	100.0%

26. Related Party Transactions

Morgan Stanley provides a variety of products and services to the Company or on the Company’s behalf and the Company provides certain products and services to Morgan Stanley.

In 2006 and 2005, the Company provided corporate card services to Morgan Stanley. The outstanding related balances of which are included in credit card loan receivables were $14.4 million and $10.6 million at November 30, 2006 and 2005, respectively.

In the ordinary course of business, the Company offers consumer loan products to its directors, executive officers and certain members of their immediate families. These products are offered on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties, and these receivables are included in the loan receivables in the Company’s combined statements of financial condition. They were not material to the Company’s financial position or results of operations.

In 2006, the Company began purchasing both overnight and term Federal Funds from Morgan Stanley Bank. Interest expense on overnight and term Federal Funds purchased from Morgan Stanley Bank was $14.2 million and $8.6 million, respectively, for 2006. At November 30, 2006, the balance payable to Morgan Stanley Bank was $3.0 billion. There were no Federal Funds purchased from Morgan Stanley Bank in 2005.

In 2006, the Company began participating in the Morgan Stanley Global Wealth Management Bank Deposit Program launched by Morgan Stanley DW Inc. (“MSDW”). Under the program, MSDW sweeps excess client cash into interest bearing deposit accounts at FDIC-insured banks participating in the program. The Company paid servicing and administrative fees to MSDW in 2006 of $11.0 million. At November 30, 2006, the outstanding interest bearing deposit balance related to the Morgan Stanley Global Wealth Management Bank Deposit Program was $1.9 billion.

The Company paid brokerage commissions to Morgan Stanley for the sale of certificates of deposit. These commissions totaled $5.6 million, $47.0 million and $6.1 million for the years ended November 30, 2006, 2005 and 2004, respectively, and are amortized to interest expense over the lives of the related certificates of deposit. For the years ended November 30, 2006 and 2005, unamortized prepaid commissions on these certificates of deposit were $29.2 million and $51.3 million, respectively, and are included in other assets in the combined statement of condition. Amortization of the prepaid commissions was $27.6 million, $32.2 million and $26.0 million for the years ended November 30, 2006, 2005 and 2004, respectively.

In 2006 and 2005, the Company had short-term and long-term debt obligations to Morgan Stanley as outlined in Note 13: Short-term Borrowings and Note 14: Long-term Borrowings.

The Company paid $0.6 million in brokerage commissions to Morgan Stanley for the sale of bank notes in 2004. These commissions are amortized to interest expense over the life of the note. Prepaid commissions totaled $269 thousand and $391 thousand at November 30, 2006 and 2005, respectively, and are included in other assets in the combined statements of financial condition.

In 2006, 2005 and 2004, the Company paid underwriting fees on credit card securitizations to Morgan Stanley of $11.3 million, $8.4 million and $5.0 million, respectively. Amortization of such underwriting fees was $9.0 million, $8.9 million and $9.5 million, respectively. Deferred underwriting fees associated with these expenses were $19.6 million and $17.3 million, at November 30, 2006 and 2005, respectively, and are included in other assets in the combined statements of financial condition.

At November 30, 2006 and 2005, the Company recorded $171.6 million and $58.8 million, respectively, in accrued expenses and other liabilities for non-interest bearing amounts payable to Morgan Stanley for expenses paid by Morgan Stanley on behalf of the Company including, but not limited to 401(k) matching, amortization of compensation cost related to restricted stock grants, tax benefits for exercised stock options and fees for management of the Morgan Stanley Global Wealth Management Bank Deposit Program.

The Company has outstanding certain interest rate swap contracts with Morgan Stanley Capital Services Inc., a wholly-owned direct subsidiary of Morgan Stanley, which serves as Morgan Stanley’s principal U.S. swaps dealer. The Company entered into each contract in the ordinary course of business, to hedge interest rate risks as part of its interest rate risk management program and under terms consistent with those that would have been offered to an unrelated third-party. See Note 22: Fair Value of Financial Instruments for more information concerning the Company’s interest rate swap contracts with Morgan Stanley.

In 2006 and 2005, the Company sold $255.5 million and $118.6 million, respectively, of mortgage loans to MSCC. The gains recognized on these sales in 2006, 2005 and 2004 were $7.4 million, $6.2 million and $9.7 million, respectively. In most instances, these loans, when originated, are recorded in loans held for sale until sold. At November 30, 2006 and 2005, mortgage loans held for sale that were subsequently sold to MSCC were $3.7 million and $2.8 million, respectively.

MSCC provides transaction processing and other support services related to consumer loan products offered by the Company. The costs of providing these services are included in information processing and other communications and amounted to $7.8 million, $4.6 million and $5.9 million for years ended November 30, 2006, 2005 and 2004, respectively.

In 2006 and 2005, the Company recorded $2.6 million and $3.0 million, respectively, in professional fees for services provided by Morgan Stanley for investment banking fees for acquisition-related costs of the Goldfish and PULSE acquisitions.

In 2006, 2005 and 2004, the Company received $4.9 million, $4.8 million and $4.1 million, respectively, in sublease rental income from Morgan Stanley. Morgan Stanley maintains offices at three locations, the values of which are recorded in premises and equipment, net: Riverwoods, Illinois; New Albany, Ohio; and West Valley City, Utah. At November 30, 2006, the Company had future sublease rental commitments from Morgan Stanley of $5.4 million that expire at various dates through 2009.

In 2006, 2005 and 2004 the Company recorded $4.7 million, $4.8 million and $4.7 million, respectively, in rent expense for subleasing office space from Morgan Stanley in London, England and Glasgow, Scotland. Management expects the Company to be continuing leasing these properties from Morgan Stanley for a period of time following the Distribution, the terms of which are still being negotiated between the two companies.

In 2006, 2005 and 2004, the Company recorded $90.7 million, $96.9 million and $62.4 million, respectively, in expense related to Morgan Stanley expense allocations. As a subsidiary of Morgan Stanley, the Company was charged for certain corporate functions such as Company IT, Company Management, Finance, Legal and Compliance and Strategy, Administration and other, including allocations from the Company to Morgan Stanley and its affiliates. The primary allocation methodologies utilized by Morgan Stanley included level of support, headcount and a formula that considered revenues, expenses and capital. Each corporate function separately determined the methodology to employ for their allocable expenses. Pursuant to the Distribution from Morgan Stanley, the Company will enter into certain transitional services agreements with Morgan Stanley to continue to obtain certain of these corporate services for a period of up to eighteen months at prices negotiated between the two companies.

The table below summarizes intercompany expense allocations by functional area(1) (dollars in thousands):

	For the Years Ended November 30,
	2006	2005	2004
Company IT	$5,954	$6,713	$7,903
Company Management(2)	24,293	29,142	11,964
Finance	21,615	27,108	19,852
Legal and Compliance	8,637	13,957	9,654
Strategy, Administration and other	30,242	20,026	13,058

Total Morgan Stanley allocations	$90,741	$96,946	$62,431

(1)	Allocations based on percentage of total expenses of each functional area versus line item specific allocations. Majority of allocations relates to compensation expense.
(2)	Represents allocations of Morgan Stanley senior management costs.

During the second quarter of 2007, the Company reclassified the intercompany expense allocations, previously all of which were a component of “other” within other expense, to the following line items (dollars in thousands):

	For the Years Ended November 30,
	2006	2005	2004
Employee compensation and benefits	$54,445	$58,168	$38,707
Marketing and business development	2,722	2,908	1,873
Information processing and communications	4,537	4,847	4,370
Professional fees	13,611	14,542	7,492
Premises and equipment	9,982	10,664	7,492
Other	5,444	5,817	2,497

Total Morgan Stanley allocations	$90,741	$96,946	$62,431

As a result, the accompanying combined statements of income for the years ended November 30, 2006, 2005, and 2004 have been reclassified from amounts previously reported to reflect the above reclassification.

At November 30, 2006, accrued expenses and other liabilities included federal and state income taxes due from Morgan Stanley of $19.8 million. As of November 30, 2005, accrued expenses and other liabilities included federal and state income taxes due to Morgan Stanley of $164.4 million. At November 30, 2006 and 2005, other assets included $2.4 million and $12.5 million of interest due from Morgan Stanley related to the settlement of various tax matters.

The Company paid dividends to Morgan Stanley during the years ended November 30, 2006, 2005 and 2004. See Note 19: Capital Adequacy for further information on dividends paid. In addition, the Company also paid a $500 million dividend to Morgan Stanley on February 27, 2007.

The Company receives an allocation of capital from Morgan Stanley to maintain a level of capital that management believes is appropriate to support its U.K. business. For the year ended November 30, 2006 and 2005, capital allocated to the Company from Morgan Stanley was $512.9 million and $42.1 million, respectively. These amounts are reflected as contributions from Morgan Stanley in the combined statements of cash flows.

At November 30, 2006, there were several contracts outstanding with third parties in which Morgan Stanley guaranteed the performance of certain subsidiaries of the Company to specific counterparties. Each of these contracts involved payment by Morgan Stanley to the counterparty in the event of default by the Company’s subsidiaries. All of these arrangements with counterparties are expected to be terminated or replaced prior to the Distribution.

27. Parent Company Condensed Financial Information

The following Parent Company financial statements are provided in accordance with Regulation S-X of the Securities and Exchange Commission which requires all issuers or guarantors of registered securities to include separate annual financial statements.

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(Parent Company Only)

Condensed Statements of Financial Condition

	November 30, 2006	November 30, 2005
	(dollars in thousands)
Assets
Cash and due from banks	$49	$476
Interest-earning time deposits due from subsidiary	4,053	4,025
Notes receivable from subsidiaries	2,528,298	2,891,043
Investments in subsidiaries	5,674,263	4,499,951
Premises and equipment, net	269	21
Other assets	113,055	130,348

Total assets	$8,319,987	$7,525,864

Liabilities and Stockholder’s Equity
Non-interest bearing deposit accounts	$953	$1,415
Short-term borrowings	1,928,562	2,352,590
Long-term debt and bank notes	438,579	438,579
Accrued expenses and other liabilities	177,121	132,831

Total liabilities	2,545,215	2,925,415
Stockholder’s equity	5,774,772	4,600,449

Total liabilities and stockholder’s equity	$8,319,987	$7,525,864

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(Parent Company Only)

Condensed Statements of Income

	For the Years Ended November 30,
	2006	2005	2004
	(dollars in thousands)
Interest income	$143,538	$108,298	$64,037
Interest expense	133,418	104,469	62,876

Net interest income	10,120	3,829	1,161
Dividends from subsidiaries	500,000	175,000	637,000
Management fees from subsidiaries	25,441	27,993	28,654
Other income	—	8	—

Total income	535,561	206,830	666,815
Other expense
Employee compensation and benefits	26,627	23,734	21,654
Marketing and business development	400	451	1,066
Information processing and communications	171	175	271
Professional fees	2,997	2,416	2,345
Premises and equipment	3,699	3,855	3,264
Other	1,667	1,199	1,215

Total other expense	35,561	31,830	29,815

Income before income tax expense and equity in undistributed net income of subsidiaries	500,000	175,000	637,000
Income tax expense	—	—	—
Equity in undistributed net income of subsidiaries	576,616	402,915	139,253

Net income	$1,076,616	$577,915	$776,253

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(Parent Company Only)

Condensed Statements of Cash Flows

	For the Years Ended November 30,
	2006	2005	2004
	(dollars in thousands)
Cash flows from operating activities
Net income	$1,076,616	$577,915	$776,253
Adjustments to reconcile net income to net cash provided by operating activities:
Non-cash charges included in net income:
Equity in undistributed earnings of subsidiaries	(576,616)	(402,915)	(139,253)
Deferred income taxes	4,465	(3,461)	1,049
Depreciation and amortization	8	17	41
Changes in assets and liabilities:
Decrease in other assets	17,901	(8,322)	(5,220)
Increase in other liabilities and accrued expenses	44,301	1,769	27,325

Net cash provided by operating activities	566,675	165,003	660,195
Cash flows from investing activities
Net proceeds from (payments for):
(Increase) decrease in loans to subsidiaries	(44,403)	63,509	114,659
Decrease in loans to Morgan Stanley	398,335	503,021	7,410
Decrease in other loans	3,712	106	98
Purchases of premises and equipment	(256)	(4)	(37)

Net cash provided by investing activities	357,388	566,632	122,130
Cash flows from financing activities
Net decrease in short-term borrowings	(424,028)	(730,772)	(78,776)
Maturity of long-term borrowings	—	—	(63,410)
Net increase in deposits	(462)	(398)	(3,205)
Cash dividends	(500,000)	—	(637,000)

Net cash used for financing activities	(924,490)	(731,170)	(782,391)

(Decrease) increase in cash and cash equivalents	(427)	465	(66)
Cash and cash equivalents, at beginning of year	476	11	77

Cash and cash equivalents, at end of year	$49	$476	$11

Supplemental Disclosures:
Cash paid during the year for:
Interest	$140,746	$97,349	$61,740

Income taxes, net of income tax refunds	$17	$(2,538)	$(531)

28. Subsequent Events

On February 27, 2007, the Company paid a $500 million dividend to Morgan Stanley from retained earnings.

29. Quarterly Results (unaudited) (dollars in thousands):

	For the Year Ended November 30, 2006				For the Year Ended November 30, 2005
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Interest income	$586,431	$607,181	$642,748	$622,166	$458,010	$535,854	$593,477	$587,470
Interest expense	228,746	217,336	250,440	243,518	168,003	180,578	210,838	217,060

Net interest income	357,685	389,845	392,308	378,648	290,007	355,276	382,639	370,410
Provision for loan losses	154,828	129,502	231,614	239,693	135,413	208,226	224,334	310,513
Other income	889,275	932,027	889,374	828,263	804,325	741,922	755,481	635,309
Other expense	607,235	648,034	682,537	781,677	610,164	619,521	674,828	628,114

Income before income tax expense	484,897	544,336	367,531	185,541	348,755	269,451	238,958	67,092

Net income	$305,423	$343,278	$241,393	$186,522	$214,560	$171,062	$149,866	$42,427

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Unaudited Interim Condensed Combined Financial Statements

As of February 28, 2007 and the Quarters Ended February 28, 2007 and 2006

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Condensed Combined Statements of Financial Condition

	February 28, 2007	November 30, 2006
	(Unaudited)
	(dollars in thousands)
Assets
Cash and due from banks	$314,098	$334,035
Federal Funds sold	2,173,400	525,000
Commercial paper	15,526	15,322

Cash and cash equivalents	2,503,024	874,357
Investment securities:
Available-for-sale (amortized cost of $2,000 at February 28, 2007 and November 30, 2006)	2,042	2,314
Held-to-maturity (fair value $84,155 and $82,241 at February 28, 2007 and at November 30, 2006 respectively)	84,104	82,097
Loan receivables:
Loans held for sale	318,447	1,056,380
Loan portfolio:
Credit card	22,094,215	22,535,181
Commercial loans	110,858	59,089
Other consumer loans	88,187	92,100

Total loan portfolio	22,293,260	22,686,370

Total loan receivables	22,611,707	23,742,750
Allowance for loan losses	(793,850)	(832,483)

Net loan receivables	21,817,857	22,910,267
Accrued interest receivable	105,310	123,955
Amounts due from asset securitization	3,351,302	3,169,895
Premises and equipment, net	657,845	660,900
Goodwill	533,381	533,728
Intangible assets, net	197,493	201,177
Other assets	511,445	508,552

Total assets	$29,763,803	$29,067,242

Liabilities and Stockholder’s Equity
Deposits:
Interest bearing deposit accounts	$17,575,547	$13,238,827
Non-interest bearing deposit accounts	86,330	105,032

Total deposits	17,661,877	13,343,859
Short-term borrowings:
Short-term borrowings from Morgan Stanley	2,632,147	6,639,678
Term Federal Funds purchased	540,000	100,000

Total short-term borrowings	3,172,147	6,739,678
Long-term borrowings:
Long-term borrowings from Morgan Stanley	1,250,804	1,251,662
Other long-term debt and bank notes	255,646	255,916

Total long-term borrowings	1,506,450	1,507,578
Accrued interest payable	150,680	135,464
Accrued expenses and other liabilities	1,743,991	1,565,891

Total liabilities	24,235,145	23,292,470
Commitments, contingencies and guarantees (Note 7)
Stockholder’s Equity
Common stock ($100 par value; 50,000 shares authorized; 1,000 shares issued and outstanding in 2007 and 2006)	100	100
Paid-in capital	2,657,900	2,636,265
Retained earnings	2,742,053	3,008,421
Accumulated other comprehensive income	128,605	129,986

Total stockholder’s equity	5,528,658	5,774,772

Total liabilities and stockholder’s equity	$29,763,803	$29,067,242

See Notes to Condensed Combined Financial Statements.

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Condensed Combined Statements of Income

	For the Three Months Ended February 28,
	2007	2006
	(Unaudited) (dollars in thousands)
Interest Income:
Consumer loans	$636,899	$540,299
Commercial loans	195	—
Federal Funds sold	5,021	1,641
Commercial paper	204	142
Investment securities	1,183	409
Deposits in other banks	—	16
Other interest income	36,803	43,924

Total interest income	680,305	586,431

Interest expense:
Deposits	187,258	163,354
Short-term borrowings:
Short-term borrowings from Morgan Stanley	70,037	50,448
Other short-term borrowings	6,432	—

Total short-term borrowings	76,469	50,448
Long-term borrowings:
Long-term borrowings from Morgan Stanley	16,625	11,928
Other long-term debt and bank notes	3,607	3,016

Total long-term borrowings	20,232	14,944

Total interest expense	283,959	228,746

Net interest income	396,346	357,685
Provision for loan losses	195,386	154,828

Net interest income after provision for loan losses	200,960	202,857
Other income:
Securitization income	520,621	595,868
Loan fee income	100,746	88,569
Discount and interchange revenue	82,798	97,810
Insurance	51,355	47,580
Merchant fees	25,326	22,955
Transaction processing revenue	24,510	23,816
Other income	20,321	12,677

Total other income	825,677	889,275

Other expense:
Employee compensation and benefits	233,318	237,839
Marketing and business development	142,344	118,622
Information processing and communications	93,452	90,414
Professional fees	80,958	64,829
Premises and equipment	22,809	23,507
Other	82,295	72,024

Total other expense	655,176	607,235

Income before income tax expense	371,461	484,897
Income tax expense	137,829	179,474

Net income	$233,632	$305,423

See Notes to Condensed Combined Financial Statements.

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Condensed Combined Statements of Changes in Stockholder’s Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholder’s Equity
	(dollars in thousands)
Balance at November 30, 2006	$100	$2,636,265	$3,008,421	$129,986	$5,774,772
Comprehensive income:
Net income	—	—	233,632	—	233,632
Foreign currency translation (accumulated amount of $128,749 at February 28, 2007)	—	—	—	(1,236)	(1,236)
Net unrealized losses on investment securities	—	—	—	(176)	(176)
Other	—	—	—	31	31

Other comprehensive loss	—	—	—	—	(1,381)

Comprehensive income	—	—	—	—	232,251
Capital contribution from Morgan Stanley	—	21,635	—	—	21,635
Cash dividends paid to Morgan Stanley	—	—	(500,000)	—	(500,000)

Balance at February 28, 2007 (unaudited)	$100	$2,657,900	$2,742,053	$128,605	$5,528,658

See Notes to Condensed Combined Financial Statements.

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Condensed Combined Statements of Cash Flows

	For the Three Months Ended February 28,
	2007	2006
	(Unaudited)
	(dollars in thousands)
Cash flows from operating activities
Net income	$233,632	$305,423
Adjustments to reconcile net income to net cash provided by operating activities:
Gains on sale of mortgages and installment loans	(422)	(2,126)
Net principal disbursed on loans originated for sale	(24,878)	(24,383)
Proceeds from sale of loans originated for sale	26,389	18,888
Deferred income taxes	17,368	73,861
Depreciation and amortization on premises and equipment	30,667	27,246
Other depreciation and amortization	31,133	25,309
Provision for loan losses	195,386	154,828
Amortization of deferred revenues	(5,450)	(6,395)
Changes in assets and liabilities:
Increase in amounts due from asset securitizations	(181,506)	(591,838)
(Increase) decrease in other assets	(12,855)	43,773
Increase in accrued expenses and other liabilities	200,184	143,427

Net cash provided by operating activities	509,648	168,013

Cash flows from investing activities
Net proceeds from (payments for):
Business and other acquisitions	—	(1,674,555)
Maturities of investment securities held-to-maturity	2,307	495
Purchases of investment securities held-to-maturity	(4,274)	(32,042)
Proceeds from securitization and sale of loans held for investment	1,576,165	6,682,777
Net principal disbursed on loans held for investment	(700,288)	(2,905,305)
Purchases of premises and equipment	(27,997)	(21,468)

Net cash provided by investing activities	845,913	2,049,902

Cash flows from financing activities
Net decrease in short-term borrowings	(3,543,737)	(524,631)
Proceeds from issuance of long-term debt	—	613,566
Net increase (decrease) in deposits	4,316,854	(1,570,530)
Cash dividends paid to Morgan Stanley	(500,000)	—

Net cash provided by (used for) financing activities	273,117	(1,481,595)
Effect of exchange rate changes on cash and cash equivalents	(11)	50

Net increase in cash and cash equivalents	1,628,667	736,370
Cash and cash equivalents, at beginning of period	874,357	555,482

Cash and cash equivalents, at end of period	$2,503,024	$1,291,852

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for
Interest expense paid	$280,083	$233,218

Income taxes, net of income tax refunds	$(52,158)	$(33,123)

Non-cash transactions:
Capital contributions from Morgan Stanley	$21,635	$3,651

Capitalized leases	$(300)	$(282)

See Notes to Condensed Combined Financial Statements.

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Notes to Condensed Combined Financial Statements

1. Basis of Presentation

The accompanying unaudited condensed combined financial statements as of February 28, 2007 and for the three month periods ended February 28, 2007 and 2006 have been prepared in accordance with accounting principles generally accepted in the United States and the provisions in Article 10 of Regulation S-X. The unaudited condensed combined financial statements as of February 28, 2007 and for the three month periods ended February 28, 2007 and 2006 have been prepared on the same basis as the combined financial statements as of November 30, 2006 and 2005 and for each of the three years in the period ended November 30, 2006 included herein, and in the opinion of management, reflect all adjustments necessary to present fairly the Company’s combined financial position as of February 28, 2007, the combined changes in stockholder’s equity for the three months ended February 28, 2007, and the combined results of operations and its cash flows for the three month periods ended February 28, 2007 and 2006. The combined results of operations for the three months ended February 28, 2007 are not necessarily indicative of the results that may be expected for the year ending November 30, 2007 or for any other period.

2. Loan Receivables

Loan receivables consist of the following (dollars in thousands):

	February 28, 2007	November 30, 2006
Loans held for sale:
Domestic	$318,447	$1,056,380
International	—	—

Total loans held for sale	318,447	1,056,380
Loan portfolio:
Credit card
Domestic	19,210,345	19,582,675
International	2,883,870	2,952,506

Total credit card	22,094,215	22,535,181
Commercial loans
Domestic	110,858	59,089

Total commercial loans	110,858	59,089

Total credit card, including consumer and commercial	22,205,073	22,594,270
Other consumer loans
Domestic	88,187	92,100
International	—	—

Total other consumer loans	88,187	92,100

Total loan portfolio	22,293,260	22,686,370

Total loan receivables	22,611,707	23,742,750
Allowance for loan losses
Domestic	(663,172)	(703,917)
International	(130,678)	(128,566)

Total allowance for loan losses	(793,850)	(832,483)

Net loan receivables	$21,817,857	$22,910,267

The Company received net proceeds from loan sales, inclusive of net proceeds on credit card asset securitization transactions, of $1.6 billion and $6.7 billion in the three months ended February 28, 2007 and 2006, respectively. For the three months ended February 28, 2007 and 2006, proceeds from credit card asset securitizations were $1.6 billion and $6.6 billion, respectively. Proceeds from mortgage loans were $0.1 billion for the three months ended February 28, 2006.

Activity in the allowance for loan losses is as follows (dollars in thousands):

	For the Three Months Ended February 28,
	2007	2006
Balance at beginning of period	$832,483	$838,848
Additions:
Provision for loan losses	195,386	154,828
Reserves acquired	—	43,557
Deductions:
Charge-offs	(280,784)	(299,881)
Recoveries	46,927	46,954

Net charge-offs	(233,857)	(252,927)
Translation adjustments and other	(162)	676

Balance at end of period	$793,850	$784,982

Information regarding net charge-off of interest and fee revenue on credit card loans is as follows (dollars in thousands):

	For the Three Months Ended February 28,
	2007	2006
Interest accrued subsequently charged off, net of recoveries (recorded as a reduction of interest income)	$53,369	$38,297
Consumer fees accrued subsequently charged off, net of recoveries (recorded as a reduction to loan fee income)	$22,537	$22,066

Information regarding loan receivables that are over 90 days delinquent and accruing interest is as follows (dollars in thousands):

	February 28, 2007	November 30, 2006
Domestic	$240,229	$244,669
International	35,053	38,997

Total loans over 90 days delinquent and accruing interest	$275,282	$283,666

Information regarding loan receivables that are not accruing interest is as follows (dollars in thousands):

	February 28, 2007	November 30, 2006
Domestic	$96,515	$110,486
International	151,200	143,435

Total loans not accruing interest	$247,715	$253,921

3. Deposits

The Company’s deposits consist of brokered and direct certificates of deposits, money market deposit accounts, and, to a lesser degree, deposits payable upon demand. All interest bearing deposit accounts are derived from the domestic operations. A summary of interest bearing deposit accounts is as follows (dollars in thousands):

	February 28, 2007	November 30, 2006
Certificates of deposit in amounts less than $100,000 (1)	$13,191,169	$911,592
Certificates of deposit in amounts of $100,000 or greater	686,076	9,393,755
Savings deposits, including money market deposit accounts	3,698,302	2,933,480

Total interest bearing deposits	$17,575,547	$13,238,827

Average annual interest rate	5.04%	4.68%

(1)	Effective February 28, 2007, brokered certificates of deposits issued under a master certificate of deposit in amounts greater than $100,000 and participated out in amounts less than $100,000 were reclassified from certificates of deposits in amounts of $100,000 or greater to certificates of deposits in amounts less than $100,000. This change in classification was made in conjunction with clarifying FFIEC regulatory guidance issued in 2006.

Money market deposit accounts include amounts obtained through the Bank Deposit Program operated by Morgan Stanley. At February 28, 2007 and November 30, 2006, deposits generated through the Bank Deposit Program were $2.6 billion and $1.9 billion, respectively. See Note 10: Related Party Transactions herein for further information on this arrangement.

At February 28, 2007 and November 30, 2006, non-interest bearing deposit accounts included $22.2 million and $28.7 million, respectively, derived from the Company’s U.K. operations.

At February 28, 2007, certificates of deposit maturing over the next five years and thereafter were as follows (dollars in thousands):

Year	Amount
2007	$6,754,379
2008	$3,163,254
2009	$1,260,564
2010	$1,147,459
2011	$282,822
Thereafter	$1,268,767

4. Short-Term Borrowings

Borrowings from Morgan Stanley. Short-term borrowings from Morgan Stanley consist of notes payable to Morgan Stanley and Federal Funds purchased from Morgan Stanley Bank, an FDIC-regulated banking subsidiary of Morgan Stanley, with original maturities less than one year. The following table identifies the balances and weighted average interest rates on short-term borrowings outstanding from Morgan Stanley at period end (dollars in thousands):

	February 28, 2007		November 30, 2006
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Overnight Federal Funds purchased	$—	—	$3,000,000	5.31%
Notes payable to Morgan Stanley
Domestic	886,085	5.61%	1,811,124	5.46%
International	1,746,062	5.54%	1,828,554	5.25%

Short-term borrowings from Morgan Stanley	$2,632,147	5.57%	$6,639,678	5.34%

Short-term notes payable to Morgan Stanley have interest rates with spreads tied to a daily index, such as the effective Federal Funds rate or the London Interbank Offered Rate (“LIBOR”). At February 28, 2007, the Federal Funds rate was 5.41% and LIBOR was 5.36%. At November 30, 2006, the Federal Funds rate was 5.31% and LIBOR was 5.13%. The amounts represent various short-term funding arrangements the Company has with Morgan Stanley that are payable upon demand. For the three months ended February 28, 2007 and 2006, interest expense on domestic short-term notes payable to Morgan Stanley and overnight Federal Funds purchased was $45.9 million and $34.0 million, respectively. For the three months ended February 28, 2007 and 2006, interest expense on international short-term notes payable to Morgan Stanley was $24.1 million and $16.5 million, respectively.

The Company intends to repay these short-term debt obligations prior to the Distribution from Morgan Stanley. See Note 10: Related Party Transactions herein for further disclosure concerning transactions with Morgan Stanley.

Borrowings with external parties. Short-term borrowings with external parties consist of term Federal Funds purchased with original maturities less than one year. The following table identifies the balances and weighted average interest rates on short-term borrowings outstanding with external parties at period end (dollars in thousands):

	February 28, 2007		November 30, 2006
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Term Federal Funds purchased	$540,000	5.33%	$100,000	5.35%

Term Federal Funds with external parties at February 28, 2007 had remaining maturities of 79 days or less. Term Federal Funds with external parties at November 30, 2006 had remaining maturities of 169 days. Interest expense recorded for the three months ended February 28, 2007 on overnight and term Federal Funds purchased from external parties was $0.3 million and $6.2 million, respectively. There were no Federal Funds purchased from external parties during the three months ending February 28, 2006.

5. Employee Compensation Plans

Certain employees of the Company have received share-based compensation under Morgan Stanley’s executive compensation programs.

The components of share-based compensation expense (net of cancellations) related to Company employees allocated to the Company and included in employee compensation and benefits expense are presented below (dollars in thousands):

	For the Three Months Ended February 28,
	2007	2006
Deferred stock	$6,842	$12,649
Stock options	566	651
Employee Stock Purchase Plan	271	227

Total	$7,679	$13,527

6. Employee Benefit Plans

The Company participates in defined benefit pension and other postretirement plans sponsored by Morgan Stanley for eligible U.S. employees. A supplementary pension plan covering certain executives is directly sponsored by the Company. The Company also participates in a separate defined contribution pension plan maintained by Morgan Stanley that covers substantially all of its non-U.S. employees.

Net Periodic Benefit Expense. Net periodic benefit expense allocated to the Company included the following components (dollars in thousands):

	Pension		Postretirement
	For the Three Months Ended February 28,		For the Three Months Ended February 28,
	2007	2006	2007	2006
Service cost, benefits earned during the period	$4,825	$5,023	$274	$360
Interest cost on projected benefit obligation	4,951	4,585	328	359
Expected return on plan assets	(5,474)	(5,162)	—	—
Net amortization	515	1,021	(138)	(94)

Net periodic benefit expense	$4,817	$5,467	$464	$625

7. Commitments, Contingencies and Guarantees

Lease commitments. The Company leases various office space and equipment under capital and non-cancelable operating leases which expire at various dates through 2013. At February 28, 2007, future minimum payments, net of sublease rentals of $4.5 million, with initial or remaining terms in excess of one year, consist of the following (dollars in thousands):

	February 28, 2007
	Capitalized Leases	Operating Leases
2007	$1,185	$2,033
2008	1,579	5,141
2009	1,579	6,873
2010	1,579	4,964
2011	790	2,826
Thereafter		4,955

Total minimum lease payments	6,712	$26,792

Less amount representing interest	832

Present value of net minimum lease payments	$5,880

Occupancy lease agreements, in addition to the base rentals, generally provide for rent and operating expense escalations resulting from increased assessments for real estate taxes and other charges. Total rent expense under operating lease agreements, which considers contractual escalations and is net of sublease rental income, was $2.7 million and $3.3 million for the three months ended February 28, 2007 and 2006, respectively. Sublease rental income was $1.3 million and $1.2 million, respectively. See Note 10: Related Party Transactions herein for further information regarding rental expense and sublease rental income.

Unused commitments to extend credit. At February 28, 2007, the Company had unused commitments to extend credit for consumer and commercial loans of approximately $270 billion and $495 million, respectively. Such commitments arise primarily from agreements with customers for unused lines of credit on certain credit cards, provided there is no violation of conditions established in the related agreement. The commitments, substantially all of which the Company can terminate at any time and which do not necessarily represent future cash requirements, are periodically reviewed based on account usage and customer creditworthiness.

Guarantees. The Company has certain obligations under certain guarantee agreements, including contracts and indemnification agreements that contingently require the Company to make payments to the guaranteed party based on changes in and underlying (such as a security) related to an asset, liability or equity security of a guaranteed party. Also included as guarantees are contracts that contingently require the Company to make payments to the guaranteed party based on another entity’s failure to perform under an agreement. The Company’s use of guarantees is disclosed below by type of guarantee.

Securitized Asset Representations and Warranties. As part of the Company’s securitization activities, the Company provides representations and warranties that certain securitized assets conform to specified guidelines. The Company may be required to repurchase such assets or indemnify the purchaser against losses if the assets do not meet certain conforming guidelines. Due diligence is performed by the Company to ensure that asset guideline qualifications are met. The maximum potential amount of future payments the Company could be required to make would be equal to the current outstanding balances of all assets subject to such securitization activities. The Company has not recorded any contingent liability in the combined financial statements for these representations and warranties and believes that the probability of any payments under these arrangements is remote.

Merchant Chargeback Guarantees. The Company issues credit cards in the United States and United Kingdom and owns and operates the Discover Network in the United States. The Company is contingently liable for certain transactions processed on the Discover Network in the event of a dispute between the cardmember and a merchant. The contingent liability arises if the disputed transaction involves a merchant or merchant acquirer with whom Discover Network has a direct relationship. If a dispute is resolved in the cardmember’s favor, the Discover Network will credit or refund the disputed amount to the Discover Network card issuer, who in turn credits its cardholder’s account. Discover Network will then charge back the transaction to the merchant or merchant acquirer. If the Discover Network is unable to collect the amount from the merchant or merchant acquirer, it will bear the loss for the amount credited or refunded to the cardholder. In most instances, a payment requirement by the Discover Network is unlikely to arise because most products or services are delivered when purchased, and credits are issued by merchants on returned items in a timely fashion. However, where the product or service is not provided until some later date following the purchase, the likelihood of payment by the Discover Network increases. Similarly, the Company is also contingently liable for the resolution of cardmember disputes associated with its general purpose credit cards issued by its U.K. subsidiary on the MasterCard and Visa networks. The maximum potential amount of future payments related to these contingent liabilities is estimated to be the portion of the total Discover Network sales transaction volume processed to date as well as the total U.K. cardmember sales transaction volume billed to date for which timely and valid disputes may be raised under applicable law, and relevant issuer and cardmember agreements. However, the Company believes that amount is not representative of the Company’s actual potential loss exposure based on the Company’s historical experience. The actual amount of the potential exposure cannot be quantified as the Company cannot determine whether the current or cumulative transaction volumes may include or result in disputed transactions.

The table below summarizes certain information regarding merchant chargeback guarantees:

	For the Three Months Ended February 28,
	2007	2006
Losses related to merchant chargebacks (in thousands)	$1,960	$554
Aggregate credit card sales volume (in millions)	$26,393	$23,222

The amount of the liability related to the Company’s cardmember merchant guarantee was not material at February 28, 2007 and November 30, 2006. The Company mitigates this risk by withholding settlement from merchants or obtaining escrow deposits from certain merchant acquirers or merchants that are considered higher risk due to various factors such as time delays in the delivery of products or services. The table below provides information regarding the settlement withholdings and escrow deposits (dollars in thousands):

	February 28, 2007	November 30, 2006
Settlement withholdings and escrow deposits	$61,182	$54,741

Settlement withholdings and escrow deposits are recorded in interest bearing deposit accounts and accrued expenses and other liabilities on the Company’s combined statement of financial condition.

8. Fair Value Disclosures

In accordance with FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, the Company is required to disclose the fair value of financial instruments for which it is practical to estimate fair value. To obtain fair values, observable market prices are used if available. In some instances, observable market prices are not readily available for certain financial instrument and fair value is determined using present value or other techniques appropriate for a particular financial instrument. These techniques involve some degree of judgment and as a result are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different assumptions or estimation techniques may have a material effect on the estimated fair value amounts.

The following table provides the estimated fair values of financial instruments (dollars in thousands):

	February 28, 2007		November 30, 2006
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets
Cash and cash equivalents	$2,503,024	$2,503,024	$874,357	$874,357
Interest earning deposits in other banks	$—	$—	$—	$—
Investment securities:
Available-for-sale	$2,042	$2,042	$2,314	$2,314
Held-to-maturity	$84,104	$84,155	$82,097	$82,241

Net loan receivables	$21,817,857	$21,945,841	$22,910,267	$22,962,899
Amounts due from asset securitization	$3,351,302	$3,351,302	$3,169,895	$3,169,895
Derivative financial instruments	$39,114	$39,114	$33,339	$33,339

Financial Liabilities
Deposits	$17,661,877	$17,602,665	$13,343,859	$13,299,993
Short-term borrowings	$3,172,147	$3,172,147	$6,739,678	$6,739,678
Long-term borrowings	$1,506,450	$1,544,719	$1,507,578	$1,548,885
Derivative financial instruments	$27,243	$27,243	$27,895	$27,895

Cash and cash equivalents. The carrying value of cash and cash equivalents approximates fair value due to maturities of less than three months.

Interest earning deposits in other banks. The carrying values of interest earning deposits in other banks approximate their fair values due to maturities of less than one year.

Investment securities available-for-sale. The carrying values of investment securities classified as available-for-sale are recorded at their fair values.

Investment securities held-to-maturity. The estimated fair values of investment securities classified as held-to-maturity are based on quoted market prices.

Net loan receivables. The Company’s loan receivables consist of loans held for sale and the loan portfolio, which includes loans to consumers and commercial loans. The carrying value of loans held for sale, which consists entirely of consumer loans, approximates fair value as a result of the short-term nature of these assets. To estimate the fair value of the remaining loan receivables, loans are aggregated into pools of similar loan types, characteristics and expected repayment terms. Carrying values of loans that are tied to a market index are assumed to approximate fair values due to their automatic ability to reprice with changes in the market. The fair values of all other loans are estimated by discounting future cash flows using a rate at which similar loans could be made under current market conditions.

Amounts due from asset securitization. The carrying values of amounts due from asset securitization are recorded at their approximate fair values.

Deposits. The carrying values of money market deposit, non-interest bearing deposits, interest bearing demand deposits and savings accounts approximates fair value due to liquid nature of deposits. For time deposits for which readily available market rates do not exist, fair values are estimated by discounting future cash flows using market rates currently offered for deposits with similar remaining maturities.

Short-term borrowings. The carrying values of short-term borrowings approximate their fair values due to the short-term nature of these liabilities. Short-term borrowings from Morgan Stanley are payable upon demand and carry variable rates of interest. Term Federal Funds purchased have maturities of less than one year.

Long-term borrowings. The fair values of long-term borrowings from Morgan Stanley are determined by discounting cash flows of future interest accruals at market rates currently offered for borrowings with similar remaining maturities or repricing terms. The carrying values of bank notes approximate their fair values due to the quarterly repricing of interest rates to current market rates.

Derivative financial instruments. The Company’s interest rate risk management program is designed to reduce the volatility of earnings resulting from changes in interest rates by having a financing portfolio that reflects the existing repricing schedules of the managed loan receivables while also considering the Company’s right, with notice to cardmembers, to reprice certain loans to a new interest rate in the future. To the extent that asset and related financing repricing characteristics of a particular component of the portfolio are not matched effectively, the Company utilizes interest rate swap agreements to achieve its objective. Interest rate swap agreements are derivative financial instruments that are entered into with institutions that are established dealers and that maintain certain minimum credit criteria established by the Company.

The Company enters interest rate swap agreements with unrelated third parties as well as with Morgan Stanley. The table that follows summarizes the interest rate swap agreements outstanding (dollars in thousands):

	Notional Amount	Weighted Average Years to Maturity	Estimated Fair Value
February 28, 2007
Interest rate swap agreements with Morgan Stanley	$3,153,004	2.7
Gross positive fair value			$39,114
Gross negative fair value			(18,439)
Interest rate swap agreements with unrelated parties	1,192,369	2.8
Gross positive fair value			—
Gross negative fair value			(8,804)

Total interest rate swap agreements	$4,345,373	2.7	$11,871

	Notional Amount	Weighted Average Years to Maturity	Estimated Fair Value
November 30, 2006
Interest rate swap agreements with Morgan Stanley	$3,875,470	2.4
Gross positive fair value			$33,339
Gross negative fair value			(18,759)
Interest rate swap agreements with unrelated parties	1,192,639	3.1
Gross positive fair value			—
Gross negative fair value			(9,136)

Total interest rate swap agreements	$5,068,109	2.5	$5,444

There were no new interest rate swap agreements entered into during the three months ended February 28, 2007. Gross positive fair values of interest rate swap agreements are recorded in other assets and gross negative fair values are reported in accrued expenses and other liabilities. For the three months ended February 28, 2007 and 2006, other income included losses of $2.5 million and $0.1 million, respectively, related to the change in fair value of these contracts. Beginning November 2006, the fair value adjustment to interest bearing deposits existing prior to de-designation was and will continue to be amortized to interest expense using the effective yield method over the remaining lives of the previously hedged interest bearing deposits. For the three months ended February 28, 2007, this amortization was $1.2 million.

The Company early adopted Statement No. 159 as of December 1, 2006, but had not made any fair value elections with respect to any of its eligible assets or liabilities as permitted under the provisions of Statement No. 159 as of February 28, 2007. In conjunction with the adoption of Statement No. 159, the Company also early adopted Statement No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The following tables present information about the Company’s assets and liabilities measured at fair value on a recurring basis as of February 28, 2007, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In instances in which the inputs used to measure fair value may fall into different levels of the fair value hierarchy, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Disclosures concerning assets and liabilities measured at fair value are as follows (dollars in thousands):

Assets and Liabilities Measured at Fair Value on a Recurring Basis as of February 28, 2007

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of February 28, 2007
Assets
Investment securities—available-for-sale	$2,042	—	—	$2,042
Amounts due from asset securitization	—	—	$2,268,136	$2,268,136
Derivative financial instruments	—	$39,114	—	$39,114

Liabilities
Derivative financial instruments	—	$27,243	—	$27,243

Changes in Level 3 Assets and Liabilities Measured at Fair Value on a Recurring Basis

		Total Realized and Unrealized Gains or (Losses) included in Income	Total Realized and Unrealized Gains or (Losses)	Purchases, Sales, Other Settlements and Issuances, net	Net Transfers In and/or Out of Level 3	Balance at February 28, 2007
Assets	Balance at November 30, 2006	Securitization Income
Amounts due from asset securitization	$2,153,755	$(3,997)	$(4,040)	$118,421	—	$2,268,136

Of the assets for which the Company utilized significant Level 3 inputs to determine fair value and that were still held by the Company at February 28, 2007, the unrealized losses for the three months ended February 28, 2007 were $4.0 million.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

At February 28, 2007, the Company also had assets that under certain conditions would be subject to measurement at fair value on a non-recurring basis. At February 28, 2007, assets subject to measurement at fair value on a non-recurring basis consisted of those associated with acquired businesses and acquired credit card portfolios, including goodwill and other intangible assets. For these assets, measurement at fair value in periods subsequent to their initial recognition would be applicable if one or more of these assets was determined to be impaired; however, no impairment losses have occurred relative to any of these assets since they were initially recorded at acquisition. When and if recognition of these assets at their fair value is necessary, such measurements would be determined utilizing Level 3 inputs. See Note 5: Business and Other Acquisitions to the audited combined financial statements for further information regarding acquisitions.

9. Segment Disclosures

The Company’s business activities are managed in three segments, U.S. Card, International Card, and Third-Party Payments.

•

U.S. Card. The U.S. Card segment offers Discover Card-branded credit cards issued to individuals and small businesses over the Discover Network, which is the Company’s proprietary credit card network in the United States. Also included within the U.S. Card segment are the Company’s other consumer products and services businesses, including prepaid and other consumer lending and deposit products offered through the Company’s subsidiary, Discover Bank.

•

International Card. The International Card segment offers consumer finance products and services in the United Kingdom, including Morgan Stanley-branded, Goldfish-branded and various affinity-branded credit cards issued on the MasterCard and Visa networks.

•	Third-Party Payments. Third-Party Payments includes PULSE and the third-party payments business.

The business segment reporting provided to and used by the Company’s chief operating decision maker is prepared using the following principles and allocation conventions:

•	Segment information is presented on a managed basis because management considers the performance of the entire managed loan portfolio in managing the business.

•

Other accounting policies applied to the operating segments are consistent with the accounting policies described in Note 3: Summary of Significant Accounting Policies to the audited combined financial statements.

•	Corporate overhead is not allocated between segments; all corporate overhead is included in the U.S. Card segment.

•	Discover Network fixed marketing, servicing and infrastructure costs are retained in the U.S. Card segment.

•

Other than the domestic and international managed receivables portfolios, which relate to the U.S. Card and International Card segments, respectively, the assets of the Company are not allocated among the operating segments in the information reviewed by the Company’s chief operating decision maker.

•	Income taxes are not specifically allocated among the operating segments in the information reviewed by the Company’s chief operating decision maker.

Because the Company’s chief operating decision maker evaluates performance in the lending businesses using data on a managed portfolio basis for each segment, segment information is provided here on a managed basis.

The following table presents segment data on a managed basis (dollars in thousands):

	Managed Basis					GAAP Basis Total
	U.S. Card	International Card	Third-Party Payments	Total	Securitization Adjustment(1)
For the Three Months Ended February 28, 2007
Interest income	$1,481,992	$117,118	$574	$1,599,684	$(919,379)	$680,305
Interest expense	593,610	52,201	15	645,826	(361,867)	283,959

Net interest income	888,382	64,917	559	953,858	(557,512)	396,346
Provision for loan losses	406,076	76,584	—	482,660	(287,274)	195,386
Other income	490,003	34,754	30,682	555,439	270,238	825,677
Other expense	571,283	64,572	19,321	655,176	—	655,176

Income (loss) before income tax expense	$401,026	$(41,485)	$11,920	$371,461	$—	$371,461

2006
Interest income	$1,397,284	$77,488	$343	$1,475,115	$(888,684)	$586,431
Interest expense	503,875	35,240	13	539,128	(310,382)	228,746

Net interest income	893,409	42,248	330	935,987	(578,302)	357,685
Provision for loan losses	466,573	40,631	—	507,204	(352,376)	154,828
Other income	600,694	35,335	27,320	663,349	225,926	889,275
Other expense	536,894	47,754	22,587	607,235	—	607,235

Income (loss) before income tax expense	$490,636	$(10,802)	$5,063	$484,897	$—	$484,897

(1)	The Securitization Adjustment column presents the effect of loan securitization by recharacterizing as securitization income the portions of the following items that relate to the securitized loans: interest income, interest expense, provision for loan losses, discount and interchange revenue and loan fee revenues. Securitization income is reported in other income.

10. Related Party Transactions

Morgan Stanley provides a variety of products and services to the Company or on the Company’s behalf and the Company provides certain products and services to Morgan Stanley.

The Company provided corporate card services to Morgan Stanley. The outstanding related balances of which are included in credit card loan receivables were $13.3 million and $14.4 million at February 28, 2007 and November 30, 2006, respectively.

In the ordinary course of business, the Company offers consumer loan products to its directors, executive officers and certain members of their immediate families. These products are offered on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties, and these receivables are included in the loan receivables in the Company’s combined statements of financial condition. They were not material to the Company’s financial position or results of operations.

In 2006, the Company began purchasing Federal Funds from Morgan Stanley Bank. For the three months ended February 28, 2007 interest expense on Federal Funds purchased from Morgan Stanley Bank was $29.5 million. There was no interest expense on Federal Funds purchased from Morgan Stanley Bank for the three months ended February 28, 2006. At February 28, 2007, there were no Federal Funds purchased from Morgan Stanley Bank. At November 30, 2006, the balance payable to Morgan Stanley Bank was $3.0 billion.

In 2006, the Company began participating in the Morgan Stanley Global Wealth Management Bank Deposit Program launched by Morgan Stanley DW Inc. (“MSDW”). Under the program, MSDW sweeps excess client cash into interest bearing deposit accounts at FDIC-insured banks participating in the program. For the three months ended February 28, 2007, the Company paid servicing and administrative fees to MSDW of $7.4 million. There were no servicing and administrative fees to MSDW for the three months ended February 28, 2006. At February 28, 2007 and November 30, 2006, the outstanding interest bearing deposit balance related to the Morgan Stanley Global Wealth Management Bank Deposit Program was $2.6 billion and $1.9 billion, respectively.

The Company paid brokerage commissions to Morgan Stanley for the sale of certificates of deposit. These commissions totaled $12.2 million and $.4 million for the three months ended February 28, 2007 and 2006 respectively, and are amortized to interest expense over the lives of the related certificates of deposit. For the three months ended February 28, 2007 and November 30, 2006, unamortized prepaid commissions on these certificates of deposit were $35.0 million and $29.2 million, respectively, and are included in other assets in the combined statement of condition. Amortization of the prepaid commissions was $6.5 million and $7.9 million for the three months ended February 28, 2007 and 2006 respectively.

The Company had short-term and long-term debt obligations to Morgan Stanley as outlined in Note 4: Short-term Borrowings herein and Note 14: Long-term Borrowings to the audited combined financial statements.

The Company paid $0.6 million in brokerage commissions to Morgan Stanley for the sale of bank notes in 2004. These commissions are amortized to interest expense over the life of the note. Prepaid commissions totaled $239 thousand and $269 thousand at February 28, 2007 and November 30, 2006, respectively, and are included in other assets in the combined statements of financial condition.

For the three months ended February 28, 2007 and 2006, the Company paid underwriting fees on credit card securitizations to Morgan Stanley of $2.1 million and $7.5 million, respectively. Amortization of such underwriting fees was $2.3 million for both comparative periods. Deferred underwriting fees associated with these expenses were $19.3 million and $19.6 million, at February 28, 2007 and November 30, 2006, respectively, and are included in other assets in the combined statements of financial condition.

At February 28, 2007 and November 30, 2006, the Company recorded $205.6 million and $171.6 million, respectively, in accrued expenses and other liabilities for non-interest bearing amounts payable to Morgan Stanley for expenses paid by Morgan Stanley on behalf of the Company including, but not limited to accrued interest payables, 401(k) matching, amortization of compensation cost related to restricted stock grants, tax benefits for exercised stock options and fees for management of the Morgan Stanley Global Wealth Management Bank Deposit Program.

The Company has outstanding certain interest rate swap contracts with Morgan Stanley Capital Services Inc., a wholly-owned direct subsidiary of Morgan Stanley, which serves as Morgan Stanley’s principal U.S.

swaps dealer. The Company entered into each contract in the ordinary course of business, to hedge interest rate risks as part of its interest rate risk management program and under terms consistent with those that would have been offered to an unrelated third- party. See Note 8: Fair Value Disclosures herein for more information concerning the Company’s interest rate swap contracts with Morgan Stanley.

For the three months ended February 28, 2007 and 2006, the Company sold $16.3 million and $97.2 million, respectively, of mortgage loans to MSCC. The gains recognized on these sales for the three months ended February 28, 2007 and 2006 were $.4 million and $2.1 million, respectively. In most instances, these loans, when originated, are recorded in loans held for sale until sold. At February 28, 2007 and November 30, 2006, mortgage loans held for sale that were subsequently sold to MSCC were $2.7 million and $3.7 million, respectively.

MSCC provides transaction processing and other support services related to consumer loan products offered by the Company. The costs of providing these services are included in information processing and other communications and amounted to $1.0 million and $2.1 million for the three months ended February 28, 2007 and 2006, respectively.

For the three months ended February 28, 2006, the Company recorded $2.6 million for professional fees for services provided by Morgan Stanley for investment banking fees for acquisition-related costs of the Goldfish acquisition.

For the three months ended February 28, 2007 and 2006, the Company received $1.3 million and $1.2 million, respectively, in sublease rental income from Morgan Stanley. Morgan Stanley maintains offices at three locations, the values of which are recorded in premises and equipment, net: Riverwoods, Illinois; New Albany, Ohio; and West Valley City, Utah. At February 28, 2007, the Company had future sublease rental commitments from Morgan Stanley of $4.5 million that expire at various dates through 2009.

For the three months ended February 28, 2007 and 2006, the Company recorded $1.2 million and $1.1 million, respectively, in rent expense for subleasing office space from Morgan Stanley in London, England and Glasgow, Scotland. Management expects the Company to be continuing leasing these properties from Morgan Stanley for a period of time following the Distribution, the terms of which are still being negotiated between the two companies.

For the three months ended February 28, 2007 and 2006, the Company recorded $20.8 million and $29.0 million, respectively, in expense related to Morgan Stanley expense allocations. As a subsidiary of Morgan Stanley, the Company was charged for certain corporate functions such as Company IT, Company Management, Finance, Legal and Compliance and Strategy, Administration and other, including allocations from the Company to Morgan Stanley and its affiliates. The primary allocation methodologies utilized by Morgan Stanley included level of support, headcount and a formula that considered revenues, expenses and capital. Each corporate function separately determined the methodology to employ for their allocable expenses. Pursuant to the Distribution from Morgan Stanley, the Company will enter into certain transitional services agreements with Morgan Stanley to continue to obtain certain of these corporate services for a period of up to eighteen months at prices negotiated between the two companies.

The table below summarizes intercompany expense allocations by functional area(1) (dollars in thousands):

	For the Three Months Ended February 28,
	2007	2006
Company IT	$1,450	$1,471
Company Management(2)	5,448	15,393
Finance	5,384	5,004
Legal and Compliance	2,425	2,048
Strategy, Administration and other	6,086	5,079

Total Morgan Stanley allocations	$20,793	$28,995

(1)	Allocations based on percentage of total expenses of each functional area versus line item specific allocations. Majority of allocations relates to compensation expense.
(2)	Represents allocations of Morgan Stanley senior management costs.

During the second quarter of 2007, the Company reclassified the intercompany expense allocations, previously all of which were a component of “other” within other expense, to the following line items (dollars in thousands):

	For the Three Months Ended February 28,
	2007	2006
Employee compensation and benefits	$12,891	$17,397
Marketing and business development	624	870
Information processing and communications	1,248	1,450
Professional fees	3,119	4,349
Premises and equipment	2,287	3,189
Other	624	1,740

Total Morgan Stanley allocations	$20,793	$28,995

At February 28, 2007 and November 30, 2006, accrued expenses and other liabilities included federal and state income taxes due to Morgan Stanley of $148.0 million and due from Morgan Stanley of $19.8 million, respectively. At February 28, 2007 and November 30, 2006, other assets included $1.8 million and $2.4 million of interest due from Morgan Stanley related to the settlement of various tax matters.

The Company paid dividends to Morgan Stanley during the three months ended February 28, 2007 and November 30, 2006 of $500 million in each period.

The Company receives an allocation of capital from Morgan Stanley to maintain a level of capital that management believes is appropriate to support its U.K. business. At February 28, 2007 and November 30, 2006, capital allocated to the Company from Morgan Stanley was $21.6 million and $512.9 million, respectively. These amounts are reflected as contributions from Morgan Stanley in the unaudited condensed combined statements of cash flows.

At February 28, 2007, there were contracts outstanding with third parties in which Morgan Stanley guaranteed the performance of certain subsidiaries of the Company to specific counterparties, specifically involving payment by Morgan Stanley to the counterparty in the event of default by the Company’s subsidiaries. These arrangements with counterparties are expected to be terminated or replaced prior to the Distribution.

At February 28, 2007 and November 30, 2006, accrued expenses and other liabilities included federal and state income taxes due to Morgan Stanley of $148.0 million and due from Morgan Stanley of $19.8 million, respectively. At February 28, 2007 and November 30, 2006, other assets included $1.8 million and $2.4 million of interest due from Morgan Stanley related to the settlement of various tax matters.

The Company paid dividends to Morgan Stanley during the three months ended February 28, 2007 and November 30, 2006 of $500 million in each period.

The Company receives an allocation of capital from Morgan Stanley to maintain a level of capital that management believes is appropriate to support its U.K. business. At February 28, 2007 and November 30, 2006, capital allocated to the Company from Morgan Stanley was $21.6 million and $512.9 million, respectively. These amounts are reflected as contributions from Morgan Stanley in the unaudited condensed combined statements of cash flows.

At February 28, 2007, there were contracts outstanding with third parties in which Morgan Stanley guaranteed the performance of certain subsidiaries of the Company to specific counterparties, specifically involving payment by Morgan Stanley to the counterparty in the event of default by the Company’s subsidiaries. These arrangements with counterparties are expected to be terminated or replaced prior to the Distribution.